Filed Pursuant to Rule 424(b)(3)
Registration No. 333-201338

PROSPECTUS

33,927,948 Shares

MPM Holdings Inc.

Common Stock

This prospectus relates to the offer and resale of up to an aggregate of 33,927,948 shares of common stock of MPM Holdings Inc. by the selling stockholders identified in this prospectus. We are not selling any shares under this prospectus. We will not receive any proceeds from the sale of shares being offered by the selling stockholders.

The selling stockholders may offer shares of our common stock from time to time, if and to the extent as they may determine, through public or private transactions or through other means described under “Plan of Distribution” at prevailing market prices or at privately negotiated prices. The selling stockholders may sell shares through agents they select or through underwriters and dealers they select. The selling stockholders also may sell shares directly to investors. If the selling stockholders use agents, underwriters or dealers to sell the shares, we will name such agents, underwriters or dealers and describe any applicable commissions or discounts in a supplement to this prospectus if required.

Our common stock is quoted on the OTCQX Marketplace (the “OTCQX”) under the symbol “MPMQ”. On May 8, 2018, the closing price of our common stock was $30.75 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 16 of this prospectus for a discussion of certain risks that you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated May 9, 2018.

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: We have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

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PRESENTATION OF FINANCIAL INFORMATION

In the third quarter of 2017, we reorganized our segment structure and bifurcated our Silicones segment into Performance Additives and Formulated and Basic Silicones to better reflect our specialty chemical portfolio and related performance. The reorganization included a change in Momentive’s operating segments from two to four segments. As a result, this prospectus contains disclosure regarding four segments (Performance Additives, Formulated and Basic Silicones, Quartz Technologies and Corporate) and our segment profitability measure, Segment EBITDA. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segment Realignment.”

Prior to October 24, 2014, the date we emerged from bankruptcy (the “Emergence Date”), MPM Holdings Inc. (“Momentive”) had not conducted any business operations. Accordingly, unless otherwise noted or suggested by context, all financial information and data and accompanying financial statements and corresponding notes, as of and prior to the Emergence Date, as contained in this prospectus, reflect the actual historical consolidated results of operations and financial condition of Momentive Performance Materials Inc. (“MPM”) for the periods presented and do not give effect to our plan of reorganization (the “Plan of Reorganization”) or any of the transactions contemplated thereby or the adoption of “fresh-start” accounting. Such financial information may not be representative of our performance or financial condition after the Emergence Date.

MARKET AND INDUSTRY DATA AND FORECASTS

This prospectus includes estimates of market share and industry data and forecasts that we obtained from internal company sources and/or industry publications and surveys. We have not independently verified market and industry data provided by third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. Similarly, while we believe our internal estimates with respect to our industry are reliable, our estimates have not been verified by any independent sources. While we are not aware of any misstatements regarding any industry data presented in this prospectus, our estimates, in particular as they relate to market share and our general expectations, involve risks and uncertainties and are subject to change based on various factors, including those discussed under the section entitled “Risk Factors.” Unless otherwise noted, all information regarding our market share is based on the latest market data currently available to us, and all market share data is based on net sales in the applicable market. Discussions and descriptions of products, product lines, segments, business units, sectors, markets, market shares and similar terms are not intended to constitute market or product definitions for purposes of antitrust, antidumping, trade regulations or other regulatory purposes.

TRADEMARKS

We have proprietary rights to, or, for certain products, are exclusively licensed to, use a number of registered and unregistered trademarks that we believe are important to our business, including, without limitation, Momentive. We attempt to obtain registration of our key trademarks whenever possible or practicable and pursue any infringement of those trademarks. All other brand names, products names or trademarks, including GE, which is used pursuant to our license with GE, belong to their respective holders. Solely for convenience, the trademarks, service marks and tradenames referred to in this prospectus are without the “®” and “TM” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and tradenames.

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PROSPECTUS SUMMARY

This summary highlights the more detailed information contained elsewhere in this prospectus. This summary may not contain all the information that may be important to you. You should carefully read the entire prospectus before making an investment decision, especially the information presented under the heading “Risk Factors.” In this prospectus, except as otherwise indicated herein, or as the context may otherwise require, all references to “Momentive” refer to MPM Holdings Inc., “MPM” refer to Momentive Performance Materials Inc. and the “Company,” “we,” “us” and “our” refer to Momentive and its subsidiaries.

Our Company

Momentive is one of the world’s largest producers of specialty silicones and silanes and a global leader in fused quartz and specialty ceramics products. Momentive is based in Waterford, New York and has a long track record of creating innovative products and solutions designed to meet the complex requirements of our more than 4,000 customers in over 100 countries. Our strategic network of 24 production sites and 12 R&D facilities supports our global leadership positions and facilitates our ability to serve our blue-chip customer base across a diverse array of consumer, automotive and various industrial end-markets. We have invested significantly to develop and enhance our innovative and differentiated specialty product portfolio to address the evolving demands of the markets we serve and to maintain alignment with global megatrends.

We believe that our value-added business model focused on technical service, combined with our global footprint and long-term customer relationships, uniquely positions us as a key innovation partner to our customers. Over our 75-year operating history, which began with the invention of silicone technologies by General Electric Company (“GE”) and includes our acquisitions of the silicone-based businesses of Bayer, Toshiba and Union Carbide, we have focused on investing in and developing technology to enable high performance applications in attractive end-markets. Our silanes and specialty silicones are used as additives and formulated products that provide or enhance certain attributes of the end product. Our products have a range of attractive properties including heat and chemical resistance, lubrication, adhesion and viscosity. These properties position our specialty silicones and silanes products as critical materials in many automotive, industrial, construction, healthcare, personal care, electronic, consumer and agricultural applications. Momentive’s advanced materials are ubiquitous in daily life and are instrumental inputs in a wide range of products, including applications in consumer and personal care (e.g., cosmetics, electronic displays and foam mattresses), automotive (e.g., headlights, paneling and tires) and healthcare (e.g., medical tubing). The diverse molecular characteristics of specialty silicones and silanes continually lead to new applications, and as a result are increasingly being used as a substitute for other materials.

Our value-added, technical service-oriented business model enables us to identify and participate in high-margin and high-growth specialty markets. We are focused on investing in our R&D capabilities, which enable us to develop new products and applications. Over the last three years, we have invested approximately $200 million in R&D, dramatically upgrading our capabilities and facilities. For example, we implemented a full scale pilot line for our coatings business in Leverkusen, Germany and opened a new tire additives application development center in Charlotte, North Carolina. Our investments in strategically-located R&D centers of excellence enable us to quickly and effectively develop new products and maintain our technology leadership. We have long-term relationships with blue-chip customers which are leading innovations in their own industries, and work closely with their R&D teams to develop products uniquely suited to their needs.

We generate revenue in three of our segments, Performance Additives, Formulated and Basic Silicones and Quartz Technologies, using direct and indirect approaches to selling a broad base of products to our customers. We utilize technical and application support to enhance our value proposition to customers and drive penetration into attractive end-markets. We also work with original equipment manufacturers (“OEMs”) to achieve specification of our products into theirs, which results in higher pull-through demand.

2017 Revenue by End-market	2017 Revenue by Geography	2017 Segment EBITDA by Segment(1)

(1)	Excludes $(40) million of corporate charges that are not allocated to the revenue-generating segments.

Net revenues, net income (loss) and Segment EBITDA (a non-GAAP financial measure) for the year ended December 31, 2017 were $2,331 million, $0 million, and $293 million, respectively, representing a Segment EBITDA margin of 13%. See “—Summary Historical Consolidated Financial Data” for the definitions of Segment EBITDA and Segment EBITDA margin and a reconciliation of net (loss) income to Segment EBITDA.

Our Operating Segments

In the third quarter of 2017, we changed the organization of our reporting segments from two to four segments. Our new segment structure consists of a new Performance Additives segment realigned from the former Silicones segment, a new Formulated and Basic Silicones segment realigned from the former Silicones segment, a Quartz Technologies segment, which has been renamed from the existing Quartz segment, and a Corporate segment. We have organized the discussion below based upon our new segment structure. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segment Realignment” for additional information.

Performance Additives

Our Performance Additives segment is one of the leading manufacturers of specialty silanes, silicone fluids and urethane additives. Our liquid additives are key ingredients in our customers’ products and are used to improve or enable the performance characteristics and processability of a variety of products across different end-markets including automotive, personal care, agriculture, consumer and construction. Our silicone fluids and urethane additives Performance Additives product lines are developed using a range of raw material inputs and generally use less siloxane than Formulated and Basic Silicone products.

Our portfolio consists of technology driven, proprietary products that enable high performance applications:

•	Silanes are a group of additives that act as connectors or coupling agents. Our crosslinking agents form a three-dimensional network of siloxane bonds between constituents, which facilitates resistance to water or chemical intrusion, high temperatures, abrasion or other common deteriorating conditions, without compromising other important product features such as ductility. Examples include applications that enable stronger adhesion of rust-proof coatings to metal structures in construction and clear coat paints to automotive coatings. Our NXT silane product line connects silica-based fillers to the tire tread rubber, improving compound viscosity and resilience and maintaining dynamic properties at low temperatures, while simultaneously reducing mixing steps in the manufacturing process. Our NXT silane is uniquely positioned as a cost-effective patented solution that helps tire manufacturers meet U.S. and European green tire standards.

•	Silicone fluids are liquid polymeric materials that act like chains and can vary in lengths to create liquids that are very thick and barely flow or relatively thin and flow like water. Silicone fluids are used in personal care products as an additive in shampoos and conditioners to improve the look and feel of hair. Silicone fluids are also used in a variety of industrial applications, including the production and refining of crude oil, to reduce the formation of foam or separate water from oil.

•	Urethane additives include silicone stabilizers and tertiary amine catalysts, as well as organic-based foam property modifiers. Our products are essential ingredients in polyurethane foam processing, controlling the internal structure of the material to optimize properties such as the insulation performance of rigid foams in construction applications, the firmness and breathability of a foam mattress or the rebound and cushioning in a running shoe.

In 2017, our Performance Additives segment generated $900 million in net revenue and $188 million in Segment EBITDA, representing a Segment EBITDA margin of 21%. Our positioning as a strategic supplier of mission critical materials allows us to maintain long-standing, symbiotic relationships resulting in revenue generation while supporting the success of our customers.

Formulated and Basic Silicones

Our Formulated and Basic Silicones segment produces sealants, electronic materials, coatings, elastomers and basic silicone fluids focused on automotive, consumer goods, construction, electronics and healthcare end-markets. Our products enable key design features, such as extended product life, wear resistance, biocompatibility and weight reduction. Our sealants, electronic materials and coatings product lines are generally applied to our customers’ products, in the form of a high-tech coating or adhesive, while our elastomers product lines are fashioned into parts by extruding or molding them in items such as gaskets or tubing. Formulated silicones product offerings are typically used to seal, protect or adhere, and often perform multiple functions at once.

Formulated silicones products, including sealants, coatings, electronic materials and elastomers, differ from basic silicones products in that they contain less siloxane and in final form end up as non-flowing rubber or gel type materials. Basic silicones products contain higher levels of siloxane than formulated silicones products and are typically formulated into our customers’ product.

Our portfolio consists of five product families:

•	Sealants product lines: Our construction sealants are used in some of the world’s tallest skyscrapers to adhere and seal the windows into the frames on the sides of the building. Momentive is the exclusive global licensee of GE-branded silicone products, which are used in a wide range of construction and consumer applications.

•	Electronic materials product lines: Our thermal conductive adhesives have high thermal conductivity and can augment flow control across different substrates, while protecting from high impact and thermal shocks. These products can be used in a range of consumer electronics applications, as well as in critical aerospace and aviation applications with high temperature and stress resistance. In flat-panel displays, our hardcoat products provide protection and extend the exterior durability of plastics, while our ultra-clear liquid silicone rubber delivers high transmittance, low cure shrinkage, good elasticity and high stability in light emitting diodes (“LEDs”).

•	Coatings product lines: Our silicone-based coatings offer UV, thermal, chemical, solvent and abrasion resistance, as well as improved adhesion to substrates for applications from automotive glazing, headlights and trim, to sensitive electronic components, tapes and labels. Our hard coat products replace traditional glass and metal applications in cars, thereby providing significant weight reduction in automotive applications.

•	Elastomers product lines: Our chemically inert heat-cured elastomers have excellent mechanical properties for extrusion, molding and calendaring. Our low-viscosity, pumpable liquid silicone rubber (“LSR”) can promote easier injection molding of complex articles. Our Ultra Clear LSRs provide heat and UV resistance without sacrificing optical clarity and are molded into lenses or light guides for automotive or other applications. Elastomers are also used as gasket material to seal and protect systems in under-hood applications in automotive and in appliances. Our LSR products, including medical tubing, enable cost-efficient, high-quality end-products for our customers in various applications across automotive, consumer goods, healthcare and electronics.

•	Basic silicones product lines: Basic silicones, comprised of silicone-based cyclic or linear polymers, were the earliest materials developed by the industry. They are still utilized in a wide range of applications, including industrial lubricants and additives in personal and home care products. Basic silicones are a core input into our other formulated products.

In 2017, our Formulated and Basic Silicones segment generated $1,229 million in net revenue and $105 million in Segment EBITDA, representing a Segment EBITDA margin of 9%. The Formulated silicones product lines represent a significant investment in innovation over recent years and comprise a specialty product set. We expect to continue to experience demand growth over the long term as our end-markets benefit from trends toward population growth, urbanization, energy efficiency and miniaturization. Further, as substitution for other materials continues, we expect to see incremental growth in demand for our products. We also expect to see margin expansion over the long term as we continue to focus on the differentiated specialty product lines within Formulated and Basic Silicones.

Quartz Technologies

Our Quartz Technologies segment is a global leader in the development and manufacturing of fused quartz and non-oxide based ceramic powders and shapes. Fused quartz products are manufactured from quartz sand and are used in processes requiring extreme temperature and high purity. Momentive’s high-purity fused quartz materials are used for a diverse range of applications in which optical clarity, design flexibility and durability in extreme environments are critical, such as semiconductor, lighting, healthcare and aerospace. Our product line includes tubing, rods and other solid shapes, as well as fused quartz crucibles for growing single crystal silicon. Our Quartz Technologies segment’s products are the material solution for silicon chip semiconductor manufacturing.

We have recently expanded into the primary pharmaceutical packaging market, producing fused quartz vials used for safely packaging, transporting and storing sensitive liquid-based parenteral drug formulations. Our Quartz Technologies segment has developed a new, state-of-the-art process to mass-produce fused quartz vials, which we are in the process of commercializing under the PurQ brand. Quartz vials are 99.995% pure SiO2, a level of purity which not only ensures unparalleled chemical durability, but also ensures exceptional inertness which can minimize a drug formulation’s physical interaction with the vial surface, resulting in superior liquid drug stability.

In 2017, our Quartz Technologies segment generated $202 million in net revenue and $40 million in Segment EBITDA, representing a Segment EBITDA margin of 20%. Our Quartz Technologies products comprise an attractive portfolio of assets participating across the entire value chain. We expect continued growth driven by further end-market penetration and expansion.

Operations Overview

We benefit from our global reach with 24 flexible production sites located around the world and numerous third party strategic manufacturers to provide additional capability and capacity. These facilities allow us to produce our key products regionally in the Americas, Europe and Asia. Through this network of production facilities, we serve more than 4,000 customers across segments in over 100 countries worldwide. We use our global presence to serve our customers efficiently and maintain a balanced geographic profile, with approximately 31%, 24%, 24% and 21% of our 2017 revenues generated in North America, Europe, China and Japan and the rest of the world, respectively. This global manufacturing base allows us to serve customers quickly and efficiently and thus build strong customer relationships. A fundamental tenet of our business is to ensure and promote safe operations worldwide.

Global Operating Footprint

We are focused on optimizing our operations and have taken significant steps to manage our cost structure and to align it with our focus on specialty markets. We are actively managing our siloxane supply, not only to improve security of supply, but also to take advantage of cost competitive positions of our network, including our operations in Asia and our joint venture in China. For example, in Leverkusen, Germany, we ceased siloxane production in the fourth quarter of 2016, reducing operating costs by approximately $10 million per year and right sizing our siloxane capacity. We carefully manage our raw material supply chain and have a diversified network of suppliers. One of our largest raw material purchases is silicon metal, which accounted for only 9% of raw material spending in 2017, which declined from 13% in 2016 as a result of the actions described above. We are constantly evaluating ways to effectively drive cost down in order to improve profitability while maintaining safe and stable operations.

We strive to incorporate sustainability objectives into all aspects of our business. These objectives include increasing resource efficiency and reducing our environmental footprint, enhancing product development processes and sustainability and inspiring and building sustainable relationships with suppliers and customers for mutual growth. We engage in activities that promote energy efficiency, responsible carbon management, product development processes focused on “life-cycle thinking,” waste reduction and prevention and water conservation.

Our Strengths

Our Company has the following competitive strengths:

Leadership positions in each of our core markets. We are one of the world’s largest producers of specialty silicones and silanes and the largest global producer of fused quartz. Our products are used in a variety of market applications, including consumer, automotive, industrial, construction, personal care, electronics, agriculture and healthcare. As a leader, we are well-positioned to benefit from favorable growth trends impacting many of our end-markets. We maintain leading positions in various product lines and geographic areas. We believe our scale, global reach and breadth of product offerings provide us with significant advantages over many of our competitors. Momentive is the third largest industry participant in the global silicones market by sales, but has a particular focus on downstream specialty, where we have a higher share. Due to the breadth and differentiation of our specialty products, we believe we have no single competitor across all business lines within Performance Additives and Formulated and Basic Silicones. We believe we are also one of the largest industry participants in the global quartz market by sales.

Strong industry fundamentals driven by global megatrends. Momentive is levered to large and growing markets in specialty silicones, silanes and quartz. Drivers of growth include end-market expansion, new applications and increasing market penetration. We believe that increased substitution of traditional materials with silicones due to their versatility and high-performance characteristics will support continued growth trends in excess of GDP. Momentive possesses specialized technologies which enable high-performance in a range of diverse applications and high growth end-markets. Our specialty products are increasingly used as a value-added substitute for traditional materials or as functional additives, which yields new properties for our customers’ products. Further, we believe that our specialized technology portfolio and R&D capabilities support a growth pipeline that can allow us to maintain growth in excess of industry averages. This opportunity for continued outsized growth is driven primarily by new applications for silicones across end-markets from personal care products to automotive (including NXT). We continue to invest behind megatrends such as population growth, urbanization, alternative energy and sustainability and miniaturization to support growth via increased adoption and penetration in our product portfolio.

Value-added, customer-centric business model developing specialty product portfolio. Our market leadership has contributed to a longstanding history of strategic relationships with blue-chip customers across our end-markets. Our technical and service-oriented business model enables our customers to benefit from individualized solutions to develop products that uniquely suit their needs. Our R&D process is built upon core internal technologies and capabilities and is supported by input from and close collaboration with our customers to develop innovative products that are aligned with global megatrends. Our customers have relied upon Momentive’s technology and know-how when launching signature product lines. For instance, we entered into a joint development agreement to create a custom silicone additive that lends light, free-flowing properties to 2-in-1 shampoos and conditioners. Our ability to offer customization to over 4,000 customers in over 100 countries has generated a deep pipeline of new product launches in concert with our largest customers.

Global network of assets and customer relationships. We believe our scale and global infrastructure enables us to serve our customers with precision and efficiency. We have 24 production facilities and 12 research and development centers located across the Americas, Europe and Asia. In 2017, we generated 31% of our revenue from North America, 24% from Europe, a combined 24% from China and Japan and 21% from the rest of the world. This global footprint allows us to adapt our solutions to meet the growing needs of international markets as well as to optimize our cost structure through diversified sourcing and local distribution networks. Additionally, this footprint creates an additional benefit of being able to service multi-national customers locally and globally.

Our strategic network of assets and strong customer relationships enable us to take advantage of growth in these regions. For example, in 2016 we expanded our facility in Nantong, China to accommodate additional production capacity for urethane additives to better serve our local customers. Our application centers are positioned around the world to be close to our customers and the markets we serve. They are staffed with experts from respective industries, such as electronics, personal care, tire manufacturing and industrial coatings. These technical centers collaborate with our customers on new product development and process improvements and provide technical support.

Strong R&D platform with a rich pipeline to support future growth. Our business is supported by a leading intellectual property portfolio including over 3,400 patents. Our leadership in innovation is a result of sustained investment in technological advancement—over the last three years Momentive has invested approximately $200 million toward research and development. Momentive’s R&D practice is supported by 12 global facilities with focused centers of excellence. In recent years we have completed initiatives such as implementing a full scale pilot line for our coatings business in Leverkusen, Germany and opening a new tire additives application development center in Charlotte, North Carolina, both of which further complement our network of innovation centers strategically located to support our global customer base.

Focus on operating efficiency and production optimization, with history of achieving significant cost savings. Our business is managed with a long term cost-consciousness, as we regularly evaluate opportunities to drive production efficiencies and margin improvements. Most recently, we have implemented approximately $48 million in annual structural cost reduction initiatives through our previously announced global restructuring programs. All of these cost actions have been executed, and we have achieved approximately $45 million of savings under these programs to date, with the remainder expected to be realized by early 2018. In addition to our restructuring programs, we have taken action to reduce siloxane production in order to better align our production capability with our business model. Accordingly, in the fourth quarter of 2016, we ceased production of siloxane at our Leverkusen, Germany facility and shifted to local supply agreements to ensure security of supply. This proactive management of siloxane supply has resulted in $10 million of annual savings in our raw material input costs. Additionally, the Company has launched a continuous improvement / LEAN manufacturing initiative which should further improve operational efficiency.

Strong financial position with attractive free cash flow characteristics. Momentive has a robust financial profile and is well-positioned for sustainable, consistent growth. Between the full year ended 2015 and the year ended December 31, 2017, we experienced 23% average compounded annual growth in Segment EBITDA and approximately 400 basis points of Segment EBITDA margin expansion, as we have transitioned into higher margin products and executed various global restructuring programs. In addition to our improved profitability, our business has improved free cash flow potential due to limited maintenance capital expenditure requirements, lower net working capital requirements and net operating losses of $859 million across five jurisdictions as of December 31, 2017. We expect run-rate maintenance capital expenditures to be approximately $70 million per year, representing 24% of Segment EBITDA for the year ended December 31, 2017. Additionally, we have plans in place to drive further improvement in cash conversion from working capital.

Experienced management team with proven track record. Our senior management team has an average of over 25 years of manufacturing and industry experience in both public and private companies. The team’s collective expertise spans a wide range of applicable execution capabilities, including management and operations, research and product development, finance and administration and sales and marketing. In recent years, our senior management team has developed and implemented our new corporate strategy, shifting our portfolio toward specialty products and higher margin end-markets.

Growth and Strategy

Momentive has a clear corporate growth strategy and significant multi-dimensional earnings growth opportunities. We are focused on the following long-term strategies:

Increase shift to high-margin specialty products. Our strategy is to expand our product offerings in high-margin specialty silicones and silanes and optimize production to accommodate strategic investments in specialty growth products as the company rationalizes exposure to lower margin products. We are actively selling fewer lower-margin basic silicone products and redeploying capital resources to grow our specialty products. Accordingly, we have deployed approximately $120 million of growth and productivity over the last two years to exploit our rich new product pipeline in innovative market applications. Areas of investment focus include specialty silanes, automotive clear coats, optical displays and liquid silicone rubber (“LSR”). For example, construction of our recently announced approximately $30 million investment in NXT* silane production capacity in Leverkusen, Germany has been completed and we expect that production will ramp up in the second half of 2018. Simultaneously, we continue to expand our IP-protected leadership position in next generation silanes for low-roll resistance tires. With these actions, we are continuing to invest strategically in our specialty growth platforms while optimizing our siloxane capacity.

Expand our global reach in faster growing regions and markets. We intend to continue to grow by expanding our sales presence and application support around the world. We are focused on growing our business by making targeted investments in emerging markets, specifically certain areas of Asia Pacific, India and Latin America. In India, we have increased sales at an average annual growth rate of 10% over the last four years.

Develop new applications and market new products. We intend to maintain industry leadership through new product development and innovation initiatives. We aim to establish new relationships with customers and third parties to create next generation solutions. In the last five years, we generated approximately 13% of our revenue from new products, including several instances in which we co-developed applications with our customers.

In addition, we will continue to invest in R&D capabilities by upgrading our technology facilities and expanding our new product offerings. In 2017, 2016, and 2015, we invested $64 million, $64 million, and $65 million, respectively, in R&D. In recent years, we upgraded technology facilities at our Tarrytown, New York site, implemented a full scale pilot line for our coatings business in Leverkusen, Germany and opened a new tire additives application development center in Charlotte, North Carolina, all of which further complement our network of innovation centers strategically located to support our customers globally. Through these investments, we expect to continue to drive incremental revenue and earnings growth.

Invest in high-return capital projects. We have a history of investing capital in high-ROI growth projects to expand product sets, customer penetration and increase capacity to service rapidly expanding sales. Over the last three years, we have invested approximately $120 million into growth capital projects. We constantly evaluate the highest and best use of each incremental growth capital dollar and consult with our partners to ensure we are prepared to efficiently get to market.

Continue portfolio optimization, targeted add-on acquisitions and joint ventures. We will continue to pursue acquisitions of attractive businesses and technologies that provide exposure to higher-end specialty products and services. For example, in 2017 we acquired the operating assets of Sea Lion Technology, Inc. (“Sea Lion”) to further support the silanes business. Sea Lion was a contract manufacturer that worked with Momentive to produce silane products, including NXT silane, for more than 10 years. We believe the acquisition of Sea Lion together with our expanded NXT capacity in Leverkusen, Germany will enable us to strategically leverage production assets in support of our high-growth NXT business.

We will continue to pursue other acquisitions and joint venture opportunities in the attractive specialty silicone and silane, quartz, and specialty ceramics spaces. As a leading manufacturer of performance materials we have an advantage in pursuing add-on acquisitions and joint ventures in areas that allow us to build upon our core strengths and expand our product, technology and geographic portfolio to better serve our customers. We believe we will have the opportunity to consummate acquisitions at relatively attractive valuations due to the scalability of our existing global operations and deal-related synergies.

*	NXT is a trademark of Momentive Performance Materials Inc.

Identify and implement strategic cost reduction initiatives. We are committed to driving cost reductions and efficiencies throughout our global manufacturing footprint, including through implementing LEAN / Six Sigma initiatives and right sizing siloxane production. Our management team has a robust process to effectuate cost reduction plans and continuously reviews our operations to identify and evaluate further cost reduction opportunities. The team develops detailed process plans to facilitate staffing and execution, appoints a team leader and works with a steering committee to remain on track. The cost reduction plan we have put in place over the last two years is just the latest example of our ability to effectively implement such initiatives. We plan on achieving the approximately $48 million in annual structural cost reduction initiatives during 2018. Cumulatively through December 31, 2017, we have achieved approximately $45 million of savings under these initiatives. In addition, in the first quarter of 2018, we announced a new restructuring program consisting primarily of additional selling, general and administrative expense reductions that we plan to implement in early 2018. We estimate that this program will result in $15 million of run-rate cost reductions and expect approximately half of these reductions to be realized through December 31, 2018.

Recent Developments

On March 2, 2018, we entered into an amendment (the “ABL Amendment”) to our senior secured asset-based revolving credit facility (the “ABL Facility”) to extend the maturity of the ABL Facility and increase the commitments under the ABL Facility by $30 million for a total of $300 million. The maturity of the ABL Facility has been extended from October 2019 to March 2, 2023; provided that (x) if, on July 25, 2021, the date that is 91 days prior to the maturity date of our 3.88% First-Priority Senior Secured Notes due 2021 (the “First Lien Notes”) (the “First Lien Notes Maturity Test Date”), the aggregate principal amount of the First Lien Notes outstanding exceeds $50 million, the extended maturity date for such commitments will be the First Lien Notes Maturity Test Date and (z) if, on January 23, 2022, the date that is 91 days prior to the maturity date of the 4.69% Second-Priority Senior Secured Notes due 2022 (the “Second Lien Notes”) (the “Second Lien Notes Maturity Test Date”), the aggregate principal amount of the Second Lien Notes outstanding exceeds $50 million, the extended maturity date for such commitments will be the Second Lien Notes Maturity Test Date. The availability for our borrowers under the ABL Facility will continue to be limited to the borrowing base of our borrowers and guarantors.

Risks Associated with our Business

Investing in our common stock involves a number of risks, including:

•	If global economic conditions weaken or deteriorate, it will negatively impact our business, results of operations and financial condition;

•	Natural or other disasters could disrupt our business and result in loss of revenue or higher expenses;

•	Our substantial debt could adversely affect our operations and prevent us from satisfying our obligations under our debt obligations, and may have an adverse effect on our stock price. As of December 31, 2017, we had $1,228 million aggregate principal amount of consolidated outstanding indebtedness, and, based on our consolidated indebtedness, our annualized cash interest expense would be approximately $55 million based on interest rates at December 31, 2017;

•	We may be unable to achieve the cost savings or synergies that we expect to achieve from our strategic initiatives, which would adversely affect our profitability and financial condition; and

•	Fluctuations in direct or indirect raw material costs could have an adverse impact on our business.

For a discussion of the significant risks associated with our business, our industry and investing in our common stock, you should read the section entitled “Risk Factors.”

Organizational Structure

The chart below is a summary of the organizational structure of the Company and illustrates the long-term debt outstanding as of December 31, 2017.

(1)	Guarantor under the ABL Facility.
(2)	MPM and the guarantors also provide guarantees under (or are borrowers under) the ABL Facility.
(3)	After giving effect to the ABL Amendment, total estimated availability of $300 million, subject to borrowing base availability, of which approximately $244 million was available as of December 31, 2017, after giving effect to no outstanding borrowings and $56 million of outstanding letters of credit. The ABL Facility covenants include a fixed charge coverage ratio of 1.0 to 1.0 that will only apply if our availability is less than the greater of (a) 12.5% of the lesser of the borrowing base and the total ABL Facility commitments at such time and (b) $27 million. See “Description of Indebtedness—ABL Facility.”

(4)	Certain of our non-U.S. subsidiaries provide guarantees under the ABL Facility but do not guarantee the First Lien Notes or the Second Lien Notes.

Additional Information

Momentive was incorporated under the laws of the State of Delaware on September 2, 2014. Our principal executive offices are located at 260 Hudson River Road, Waterford, NY 12188, and our telephone number is (518) 233-3370. The address of our Internet site is www.momentive.com. This Internet address is provided for informational purposes only and is not intended to function as a hyperlink. Accordingly, no information contained in this Internet address is included or incorporated by reference herein.

THE OFFERING

The following summary highlights all material information contained elsewhere in this prospectus but does not contain all the information that you should consider before investing in our common stock. We urge you to read this entire prospectus, including the “Risk Factors” section and the consolidated financial statements and related notes.

Issuer	MPM Holdings Inc.

Common stock offered by the selling stockholders	Up to 33,927,948 shares of common stock.

Common stock outstanding as of March 19, 2018	48,121,634 shares of common stock.

Use of proceeds	We will not receive any of the proceeds from the sale of shares offered by the selling stockholders.

Dividend policy	We have not paid any dividends on our common stock. We do not intend to declare or pay any cash dividends on our common stock for the foreseeable future. We plan to review our dividend policy periodically.

OTC Marketplace Symbol	“MPMQ”

Risk factors	You should carefully consider all of the information set forth in this prospectus and, in particular, the information under “Risk Factors” beginning on page 16 of this prospectus, prior to purchasing shares of our common stock offered hereby

Unless we specifically state otherwise, all share information in this prospectus is based on 48,121,634 shares outstanding as of March 19, 2018.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table presents the Company’s summary historical financial information as of and for the periods presented. The summary historical financial information as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 have been derived from, and should be read in conjunction with, the Company’s audited consolidated financial statements included elsewhere in this prospectus.

You should read the Summary Historical Consolidated Financial Data together with the sections entitled “Capitalization,” “Selected Historical Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
(dollars in millions, except per share data)	2017	2016	2015
Statements of Operations
Net sales	$2,331	$2,233	$2,289
Costs and expenses:	1,831	1,845	1,894

Gross Profit	500	388	395
Selling, general and administrative expense	333	347	285
Research and development expense	64	64	65
Restructuring and discrete costs	6	42	32
Other operating loss (income), net	9	19	2

Operating income (loss)	88	(84)	11
Interest expense, net	80	76	79
Non-operating (income) expense, net	(8)	(7)	3
Gain on extinguishment and exchange of debt	—	(9)	(7)
Reorganization items, net	1	2	8

Income (loss) before income tax and earnings from unconsolidated entities	15	(146)	(72)
Income tax expense	15	18	13
Income (loss) before earnings from unconsolidated entities	—	(164)	(85)
Earnings from unconsolidated entities, net of taxes	—	1	2

Net income (loss)	$—	$(163)	$(83)

Earnings (loss) per share, basic and diluted	$—	$(3.39)	$(1.73)
Dividends declared per common share	$—	$—	$—
Balance Sheet Data (at end of period):
Cash and cash equivalents	$174	$228	$221
Working capital(1)	482	432	450
Total assets	2,717	2,606	2,663
Total long-term debt	1,192	1,167	1,169
Total liabilities	2,173	2,124	2,037
Total equity (deficit)	544	482	626
Cash Flow provided by (used in):
Operating activities	$113	$142	$128
Investing activities	(168)	(117)	(116)
Financing activities	(1)	(16)	(10)
Other Financial Data:
Capital expenditures	$170	$117	$115
Segment EBITDA(2)	293	238	194

(1)	Working capital is defined as accounts receivable plus inventories less accounts payable.
(2)	We have provided Segment EBITDA in this prospectus because it is the primary performance measure used by our senior management, the chief operating decision-maker and the board of directors to evaluate operating results and allocate capital resources among businesses. Segment EBITDA is also a profitability measure used to set management and executive incentive compensation goals. Segment EBITDA is the aggregate of the Segment EBITDA for our Formulated and Basic Silicones segment, our Performance Additives segment and our Quartz Technologies segment, less our Corporate segment, which consists of corporate, general and administrative expenses that are not allocated to the three revenue-generating segments, such as certain shared service and other administrative functions. You are encouraged to evaluate each adjustment used in calculating Segment EBITDA and the reasons we consider Segment EBITDA appropriate for supplemental analysis. Segment EBITDA is not a presentation made in accordance with GAAP and our use of the term Segment EBITDA may vary from that of others in our industry. Segment EBITDA should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP. Segment EBITDA has important limitations as an analytical tool, including with respect to measuring our operating performance, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. For example, Segment EBITDA excludes certain restructuring and other costs; excludes certain income tax expense that may represent a future obligation to us; does not reflect any charges for the assets being depreciated and amortized that may have to be replaced in the future; does not reflect the interest expense on our indebtedness; and does not include certain non-cash and certain other income and expenses. Non-cash charges primarily represent stock-based compensation expense, unrealized derivative and foreign exchange gains and losses and asset disposal gains and losses. Restructuring and other costs primarily include expenses from MPM’s restructuring and cost optimization programs, and discrete costs related to one-time events.

The following is a reconciliation of net income (loss) to Segment EBITDA.

	Year Ended December 31,
(dollars in millions, except percentages)	2017	2016	2015
Net income (loss)	$—	$(163)	$(83)
Interest expense, net	80	76	79
Income tax expense	15	18	13
Depreciation and amortization	154	185	153
Gain on extinguishment and exchange of debt	—	(9)	(7)
Items not included in Segment EBITDA:
Non-cash charges and other income and expense	$12	$26	$15
Unrealized (gains) losses on pension and postretirement benefits	(5)	33	(16)
Restructuring and discrete costs	36	70	32
Reorganization items, net	1	2	8

Segment EBITDA	$293	$238	$194

Segment EBITDA margin(a)	13%	11%	8%
Segment EBITDA(b):
Performance Additives	$188	$187	$176
Formulated and Basic Silicones	105	70	25
Quartz Technologies	40	20	27
Corporate	(40)	(39)	(34)

Total	$293	$238	$194

(a)	Segment EBITDA margin is defined as the ratio of Segment EBITDA to total revenues. We have provided Segment EBITDA margin in this prospectus because it is used by our senior management, the chief operating decision-maker and the Board of Directors to evaluate operating results and performance and allocate capital resources among businesses. Segment EBITDA margin is not a presentation made in accordance with GAAP and our use of the term Segment EBITDA margin may vary from that of others in our industry. See note 3 above for a discussion of Segment EBITDA as a non-GAAP measure and a reconciliation of net (loss) income to Segment EBITDA.
(b)	In the third quarter of 2017, we changed the organization of our operating segments from two to four segments. Our new segment structure consists of a new Performance Additives segment realigned from the former Silicones segment, a new Formulated and Basic Silicones segment realigned from the former Silicones segment, a Quartz Technologies segment, which has been renamed from the existing Quartz segment, and a Corporate segment. Segment EBITDA for all periods presented was retrospectively revised to conform with the new segment structure.

RISK FACTORS

You should carefully consider the risk factors set forth below, as well as the other information contained in this prospectus. The risks described below are not the only risks facing us. Any of the following risks could materially and adversely affect our business, financial condition or operating results. In such a case, you may lose all or a part of your original investment.

Risks Related to Our Business

If global economic conditions weaken or deteriorate, it will negatively impact our business, results of operations and financial condition.

Global economic and financial market conditions, including severe market disruptions and the potential for a significant and prolonged global economic downturn, have impacted or could continue to impact our business operations in a number of ways including, but not limited to, the following:

•	reduced demand in key customer end-markets, such as automotive, which accounted for approximately 18% of our revenues in 2017, consumer goods, personal care, construction, electronics, oil and gas and healthcare;

•	payment delays by customers and reduced demand for our products caused by customer insolvencies and/or the inability of customers to obtain adequate financing to maintain operations. This situation could cause customers to terminate existing purchase orders and reduce the volume of products they purchase from us and further impact our customers’ ability to pay our receivables, requiring us to assume additional credit risk related to these receivables or limit our ability to collect receivables from that customer;

•	insolvency of suppliers or the failure of suppliers to meet their commitments resulting in product delays;

•	more onerous credit and commercial terms from our suppliers such as shortening the required payment period for outstanding accounts receivable or reducing or eliminating the amount of trade credit available to us; and

•	potential delays in accessing our ABL Facility or obtaining new credit facilities on terms we deem commercially reasonable or at all, and the potential inability of one or more of the financial institutions included in our ABL Facility to fulfill their funding obligations. Should a bank in our ABL Facility be unable to fund a future draw request, we could find it difficult to replace that bank in the facility.

Global economic conditions may weaken or deteriorate. In such event, we may become subject to the negative effects described above and our liquidity, as well as our ability to maintain compliance with the financial maintenance covenants, if in effect, in the ABL Facility could be significantly affected. See “Risks Related to Our Indebtedness––We may be unable to generate sufficient cash flows from operations to meet our consolidated debt service payments.” In April 2014, we sought protection under Chapter 11 of the United States Bankruptcy Code following our inability to restructure or refinance our significant indebtedness in light of the confluence of several negative economic and other factors, including the flat sales volumes, steep inflation in the cost of materials and significant price pressure stemming from an increase in overall global supply. A recurrence of such economic factors could have a material adverse effect on our business, results of operations and financial condition and may jeopardize our ability to service our debt obligations.

Weakening economic conditions may also cause us to defer needed capital expenditures, reduce research and development or other spending, defer costs to achieve productivity and synergy programs, sell assets or incur additional borrowings which may not be available or may only be available on terms significantly less advantageous than our current credit terms and could result in a wide-ranging and prolonged impact on general business conditions, thereby negatively impacting our business, results of operations and financial condition. In addition, if the global economic environment deteriorates or remains slow for an extended period of time, the fair value of our reporting units could be more adversely affected than we estimated in our analysis of reporting unit fair values at the Emergence Date of October 24, 2014. This could result in goodwill or other asset impairments, which could negatively impact our business, results of operations and financial condition.

Fluctuations in direct or indirect raw material costs could have an adverse impact on our business.

The prices of our direct and indirect raw materials have been, and we expect them to continue to be, volatile. If the cost of direct or indirect raw materials increases significantly and we are unable to offset the increased costs with higher selling prices, our profitability will decline. Increases in prices for our products could also hurt our ability to remain both competitive and profitable in the markets in which we compete.

The terms of some of our materials contracts limit our ability to purchase raw materials at favorable spot market prices. In addition, some of our customer contracts have fixed prices for a certain term, and as a result, we may not be able to pass on raw material price increases to our customers immediately, if at all. Due to differences in timing of the pricing trigger points between our sales and purchase contracts, there is often a “lead-lag” impact that can negatively impact our margins in the short term in periods of rising raw material prices and positively impact them in the short term in periods of falling raw material prices. Future raw material prices and transportation costs may be impacted by new laws or regulations, suppliers’ allocations to other purchasers, changes in our supplier manufacturing processes as some of our products are byproducts of these processes, interruptions in production by suppliers, natural disasters, volatility in the price of crude oil and related petrochemical products and changes in exchange rates.

An inadequate supply of direct or indirect raw materials and intermediate products could have a material adverse effect on our business.

Our manufacturing operations require adequate supplies of raw materials and intermediate products on a timely basis. The loss of a key source or a delay in shipments could have a material adverse effect on our business. Raw material availability may be subject to curtailment or change due to, among other things:

•	new or existing laws or regulations;

•	suppliers’ allocations to other purchasers;

•	interruptions in production by suppliers; and

•	natural disasters.

Many of our raw materials and intermediate products are available in the quantities we require from a limited number of suppliers.

For example, our Formulated and Basic Silicones business is highly dependent upon access to silicon metal, a key raw material, and siloxane, an intermediate product that is derived from silicon metal. While silicon is itself abundant, silicon metal is produced through a manufacturing process and, in certain geographic areas, is currently available through a limited number of suppliers. In North America, there is only one significant qualified silicon metal supplier, which in December 2015 completed a business combination with a significant European based silicon metal supplier. In addition, silicon metal producers face a number of regulations that affect the supply or price of silicon metal in some or all of the jurisdictions in which we operate. For example, significant anti-dumping duties of up to 139.5% imposed by the U.S. Department of Commerce (the “DOC”) and the International Trade Commission (the “ITC”) against producers of silicon metal in China and Russia effectively block the sale by all or most producers in these jurisdictions to U.S. purchasers, which restricts the supply of silicon metal and results in increased prices.

On February 27, 2018, the DOC issued its affirmative final determinations in the anti-dumping duty investigation on silicon metal, finding that imports of silicon metal from Australia, Brazil and Norway were sold at a price less than fair value. The DOC assigned dumping rates on producers/exporters of silicon metal in

Australia (41.73% to 51.28%), Brazil (68.97% to 134.92%) and Norway (3.22%), and instructed U.S. Customs and Border Protection to collect corresponding cash deposits from importers of silicon metal from those countries. On February 27, 2018, the DOC also issued its affirmative determinations in the countervailing duties investigation on silicon metal from Australia, Brazil and Kazakhstan, assigning subsidy rates on producers/exporters of silicon metal in Australia (14.78%), Brazil (2.44% to 52.51%) and Kazakhstan (100%). On March 23, 2018, the ITC announced its negative final determination in the anti-dumping and countervailing duty investigations, finding that there is no material injury or threat of material injury to the domestic industry by reason of the dumped or subsidized imports from Australia, Brazil, Kazakhstan and Norway. As a result of the ITC’s negative determination, the anti-dumping and countervailing duty investigations on imports of silicon metal from Australia, Brazil, Norway and Kazakhstan will be terminated. The ITC’s negative determination is subject to appeal to be filed within 30 days of the publication of the ITC’s determination in the U.S. Federal Register. We currently purchase silicon metal under multi-year, one-year or short-term contracts and in the spot market. We typically purchase silicon metal under formal contracts for our United States’ operations from suppliers in the United States and for our Asia Pacific operations in the spot market from suppliers in Asia Pacific. Some of our formal contracts have pricing mechanisms tied to global silicon metal indices. Imposition of antidumping or countervailing duties in connection with the foregoing investigations could lead to higher duties on such imports.

Our Performance Additives and Formulated and Basic Silicones businesses also rely heavily on siloxane and related intermediate products. Our manufacturing capacity at our internal sites and at our joint venture in China is sufficient to meet the substantial majority of our current siloxane requirements. We also source a portion of our requirements from Asia Silicones Monomer Limited (“ASM”) under an existing long-term purchase and sale agreement. In addition, from time to time we enter into supply agreements with other third parties to take advantage of favorable pricing and minimize our cost. There are also a limited number of third-party siloxane providers, and the supply of siloxane may be limited from time to time. In addition, past regulation of siloxane producers has adversely affected the supply of siloxane. For example, from May 2009 until May 2014, antidumping duties were imposed by China on siloxane from Thailand and South Korea.

Should any of our key suppliers fail to deliver these or other raw materials or intermediate products to us or no longer supply us, we may be unable to purchase these materials in necessary quantities, which could adversely affect our volumes, or may not be able to purchase them at prices that would allow us to remain competitive. During the past several years, certain of our suppliers have experienced force majeure events rendering them unable to deliver all, or a portion of, the contracted-for raw materials. On these occasions, we were forced to purchase replacement raw materials in the open market at significantly higher costs or place our customers on an allocation of our products. In addition, we cannot predict whether new regulations or restrictions may be imposed in the future on silicon metal, siloxane or other key materials, which may result in reduced supply or further increases in prices. We cannot assure investors that we will be able to renew our current materials contracts or enter into replacement contracts on commercially acceptable terms, or at all. Fluctuations in the price of these or other raw materials or intermediate products, the loss of a key source of supply or any delay in the supply could result in a material adverse effect on our business.

Our production facilities are subject to significant operating hazards which could cause environmental contamination, personal injury and loss of life, and severe damage to, or destruction of, property and equipment.

Our production facilities are subject to significant operating hazards associated with the manufacturing, handling, use, storage and transportation of chemical materials and products, including human exposure to hazardous substances, pipeline, storage tank and equipment leaks and ruptures, explosions, fires, inclement weather and natural disasters, mechanical failures, unscheduled downtime, transportation interruptions, remedial complications, chemical spills, discharges or releases of toxic or hazardous substances or gases and other environmental risks. Additionally, a number of our operations are adjacent to operations of independent entities that engage in hazardous and potentially dangerous activities. Our operations or adjacent operations could result in personal injury or loss of life, severe damage to or destruction of property or equipment, environmental damage or a loss of the use of all or a portion of one of our key manufacturing facilities. Such events at our facilities or adjacent third-party facilities could have a material adverse effect on our business or operations.

We may incur losses beyond the limits or coverage of our insurance policies for liabilities that are associated with these hazards. In addition, various kinds of insurance for companies in the chemical industry have not been available on commercially acceptable terms, or, in some cases, have been unavailable altogether. In the future, we may not be able to obtain coverage at current levels or at all, and our premiums may increase significantly on coverage that we maintain.

Environmental obligations and liabilities could have a substantial negative impact on our financial condition, cash flows and profitability.

We and our operations involve the manufacture, use, handling, processing, storage, transportation and disposal of hazardous materials and are subject to extensive and complex U.S. federal, state, local and non-U.S. supra-national, national, provincial, and local environmental, health and safety laws and regulations. These environmental laws and regulations include those that govern the discharge of pollutants into the air and water, the generation, use, storage, transportation, treatment and disposal of, and exposure to, hazardous materials and wastes, the cleanup of contaminated sites, occupational health and safety and those requiring permits, licenses, or other government approvals for specified operations or activities. Our products are also subject to a variety of international, national, regional, state, local and provincial requirements and restrictions applicable to the manufacture, import, export, registration, labeling or subsequent use of such products. In addition, we are required to maintain, and may be required to obtain in the future, environmental, health and safety permits, licenses, or government approvals to continue current operations at most of our manufacturing and research facilities throughout the world.

Compliance with environmental, health and safety laws and regulations, and maintenance of permits, can be costly and complex, and we have incurred and will continue to incur costs, including capital expenditures and costs associated with the issuance and maintenance of letters of credit, to comply with these requirements. In 2017, we incurred capital expenditures of approximately $24 million to comply with environmental laws and regulations and to make other environmental improvements, and we expect to incur capital expenditures of approximately $16 million in 2018. If we do not comply with environmental, health and safety laws and regulations, or maintain our permits, we could incur substantial costs, including fines and civil or criminal sanctions, third party property or natural resource damage or personal injury claims or costs associated with upgrades to our facilities or changes in our manufacturing processes in order to achieve and maintain compliance, and may also be required to halt permitted activities or operations until any necessary permits can be obtained or complied with. In addition, future developments or increasingly stringent regulations could require us to make additional unforeseen environmental expenditures, which could have a material adverse effect on our business.

Actual and alleged environmental violations have been identified at our facility in Waterford, New York. In May of 2017, we entered into a settlement with the New York State Department of Environmental Conservation (the “NYSDEC”), the U.S. Environmental Protection Agency (the “USEPA”) and the U.S. Department of Justice in connection with their respective investigations of that facility’s past compliance with certain applicable environmental requirements, including certain requirements governing the operation of the facility’s hazardous waste incinerators, under which we paid approximately $1 million. In addition, we are currently cooperating with the NYSDEC in its investigation of that facility’s compliance with certain applicable environmental requirements as identified in an administrative complaint filed by the NYSDEC in May 2017. Resolution of such enforcement action will likely require payment of a monetary penalty and/or the imposition of other civil sanctions.

We are currently conducting investigations and/or cleanup of known or potential contamination at several of our facilities. In connection with our creation on December 3, 2006, through the acquisition of certain assets, liabilities and subsidiaries of GE that comprised GE Advanced Materials, an operating unit within the Industrial

Segment of GE, by Momentive Performance Materials Holdings Inc. (the parent company of MPM prior to its emergence from Chapter 11 bankruptcy) and its subsidiaries (the “GE Advanced Materials Acquisition”), GE has agreed to indemnify us for liabilities associated with contamination at former properties and with third-party waste disposal sites. GE has also agreed that if we suffer any losses that are the subject of an indemnification obligation under a third party contract with respect to which GE is an indemnitee, GE will pursue such indemnification on our behalf and provide us with any benefits received.

While we do not anticipate material costs in excess of current reserves and/or available indemnification relating to known or potential environmental contamination, the discovery of additional contamination or the imposition of more stringent cleanup requirements, could require us to make significant expenditures in excess of such reserves and/or indemnification. In addition, we cannot assure you that GE will continue to indemnify us for such liabilities.

Environmental, health and safety requirements change frequently and have tended to become more stringent over time. We cannot predict what environmental, health and safety laws and regulations or permit requirements will be enacted or amended in the future, how existing or future laws or regulations will be interpreted or enforced or the impact of such laws, regulations or permits on future production expenditures, operations, supply chain or sales. Our costs of compliance with current and future environmental, health and safety requirements could be material. Such future requirements include legislation designed to reduce emissions of carbon dioxide and other substances associated with climate change (“greenhouse gases”). The European Union has enacted greenhouse gas emissions legislation, and continues to expand the scope of such legislation. The USEPA has promulgated regulations applicable to projects involving greenhouse gas emissions above a certain threshold, and the United States and certain states within the United States have enacted, or are considering, limitations on greenhouse gas emissions. These requirements to limit greenhouse gas emissions could significantly increase our energy costs, and may also require us to incur material capital costs to modify our manufacturing facilities.

In addition, we are subject to liability associated with releases of hazardous substances in soil, groundwater and elsewhere at a number of sites. These include sites that we formerly owned, leased or operated and sites where hazardous wastes and other substances from our current and former facilities and operations have been sent, treated, stored or disposed of, as well as sites that we currently own, lease or operate. Depending upon the circumstances, our liability may be strict, joint and several, meaning that we may be held responsible for more than our proportionate share, or even all, of the liability involved regardless of our fault or whether we were aware of the conditions giving rise to the liability. Environmental conditions at these sites can lead to environmental cleanup liability and claims against us for personal injury or wrongful death, property and natural resource damages, as well as to claims and obligations for the investigation and cleanup of environmental conditions. The extent of any of these liabilities is difficult to predict, but in the aggregate such liabilities could be material.

We have been notified that we are or may be responsible for environmental remediation at certain sites in the United States. As the result of our former, current or future operations or properties, there may be additional environmental remediation or restoration liabilities or claims of personal injury by employees or members of the public due to exposure or alleged exposure to hazardous materials in connection with our operations, properties or products. Sites sold by us in past years may have significant site closure or remediation costs and our share, if any, may be unknown to us at this time. These environmental liabilities or obligations, or any that may arise or become known to us in the future, could have a material adverse effect on our financial condition, results of operations, cash flows and profitability.

In addition, in the normal course of our business, we are required to provide financial assurances for contingent future costs associated with certain hazardous waste management, post-closure and remedial activities. Pursuant to financial assurance requirements set forth in state hazardous waste permit regulations applicable to our manufacturing facilities in Waterford, New York and Sistersville, West Virginia, we have provided letters of credit in the following amounts: approximately $44 million for closure and post-closure care and accidental occurrences at the Waterford and the Sistersville facilities. A renewal of our Waterford facility’s hazardous waste permit was issued by the NYSDEC, which required us to provide approximately $27 million in financial assurances for our Waterford facility. The renewal permit also requires a re-evaluation of the financial assurance amount within the next three years. One or more of our facilities may also in the future be subject to additional financial assurance requirements imposed by governmental authorities, including the USEPA. In this regard, in January 2017, the USEPA identified chemical manufacturing as an industry for which it plans to develop, as necessary, proposed regulations identifying appropriate financial assurance requirements pursuant to §108(b) of the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”). Any increase in financial assurances required for our facilities in connection with environmental, health and safety laws or regulations or the maintenance of permits would likely increase our costs and could also materially impact our financial condition. For example, to the extent we issue letters of credit under our ABL Facility to satisfy any financial assurance requirements, we would incur fees for the issuance and maintenance of these letters of credit and the amount of borrowings that would otherwise be available to us under such facility would be reduced.

Future chemical regulatory actions may decrease our profitability.

Several governmental entities have enacted, are considering or may consider in the future, regulations that may impact our ability to sell certain chemical products in certain geographic areas. In December 2006, the European Union enacted a regulation known as Registration, Evaluation, Authorisation and Restriction of Chemicals (“REACH”). This regulation requires manufacturers, importers and consumers of certain chemicals manufactured in, or imported into, the European Union to register such chemicals and evaluate their potential impacts on human health and the environment. The implementing agency is currently in the process of determining if any chemicals should be further tested, regulated, restricted or banned from use in the European Union. Other countries have implemented, or are considering implementation of, similar chemical regulatory programs. When fully implemented, REACH and other similar regulatory programs may result in significant adverse market impacts on the affected chemical products. If we fail to comply with REACH or other similar laws and regulations, we may be subject to bans, sanctions, penalties or other enforcement actions, including fines, injunctions, recalls or seizures, which would have a material adverse effect on our financial condition, cash flows and profitability.

We cannot at this time estimate the impact of these regulations on our financial condition, results of operations, cash flows and profitability but it could be material. The European Union is conducting ongoing reviews of octamethylcyclotetrasiloxane (“D4”) and decamethylcyclopentasiloxane (“D5”) each of which are chemical substances we manufacture and are utilized as key ingredients in many of our products and by the silicone industry. In January, 2018 the European Union adopted a proposal by the United Kingdom to limit the levels of D4 and D5 in personal care products that are intended to be washed off. The European Commission has also recently directed the European Chemicals Agency to develop a proposal restricting the use of D4, D5 and dodecamethylcyclohexasiloxane (“D6”) in leave on personal care products. Additionally, competent authorities in Germany have completed a Risk Management Option Analysis (“RMOA”) on D4 and D5 and have proposed to designate D4 and D5 as a Substance of Very High Concern (“SVHC”) without intention for inclusion in REACH’s Annex XIV listing (“Authorization List”). The USEPA has also stated that they are reviewing the potential environmental risks posed by D4 to determine whether regulatory measures are warranted. Finally, in March 2016 and March 2017, the European Union Directorate General for Environment (“DG Environment”) proposed to the European Commission that D4 be nominated as a persistent organic pollutant pursuant to the Stockholm Convention on Persistent Organic Pollutants (the “Stockholm Convention”). This proposal was not acted upon by the European Commission, but continues to be evaluated by the DG Environment. The Stockholm Convention is an international treaty aimed at eliminating or minimizing the release of organic chemicals that are toxic, resistant to degradation in the environment, and transported and deposited far from the point of release. We and other silicone industry members have entered into a consent order with the USEPA to conduct certain studies to obtain relevant data, the results of which were submitted to the USEPA in September 2017. Regulation of our products containing such substances by the European Union, Canada, the United States or parties to the

Stockholm Convention would likely reduce our sales within the respective jurisdiction and possibly in other geographic areas as well. These reductions in sales could be material depending upon the extent of any such additional regulations.

We participate with other companies in trade associations and regularly contribute to the research and study of the safety and environmental impact of our products and raw materials. These programs are part of a program to review the environmental impacts, safety and efficacy of our products. In addition, government and academic institutions periodically conduct research on potential environmental and health concerns posed by various chemical substances, including substances we manufacture and sell. These research results are periodically reviewed by state, national and international regulatory agencies and potential customers. Such research could result in future regulations restricting the manufacture or use of our products, liability for adverse environmental or health effects linked to our products, and/or de-selection of our products for specific applications. These restrictions, liability and product de-selection could have a material adverse effect on our business, financial condition, results of operations and/or liquidity.

Scientists periodically conduct studies on the potential human health and environmental impacts of chemicals, including products we manufacture and sell. Also, nongovernmental advocacy organizations and individuals periodically issue public statements alleging human health and environmental impacts of chemicals, including products we manufacture and sell. Based upon such studies or public statements, our customers may elect to discontinue the purchase and use of our products, even in the absence of any government regulation. Such actions could significantly decrease the demand for our products and, accordingly, have a material adverse effect on our business, financial condition, cash flows and profitability.

Because we manufacture and use materials that are known to be hazardous, we are subject to, or affected by, certain product and manufacturing regulations, for which compliance can be costly and time consuming. In addition, we may be subject to personal injury or product liability claims as a result of human exposure to such hazardous materials.

We produce hazardous chemicals which subject us to regulation by many U.S. and non-U.S. national, supra-national, state and local governmental authorities. In some circumstances, these authorities must review and, in some cases approve, our products and/or manufacturing processes and facilities before we may manufacture and sell some of these chemicals. To be able to manufacture and sell certain new chemical products, we may be required, among other things, to demonstrate to the relevant authority that the product does not pose an unreasonable risk during its intended uses and/or that we are capable of manufacturing the product in compliance with current regulations. The process of seeking any necessary approvals can be costly, time consuming and subject to unanticipated and significant delays. Approvals may not be granted to us on a timely basis, or at all. Any delay in obtaining, or any failure to obtain or maintain, these approvals would adversely affect our ability to introduce new products and to generate revenue from those products. New laws and regulations may be introduced in the future that could result in additional compliance costs, bans on product sales or use, seizures, confiscation, recall or monetary fines, any of which could prevent or inhibit the development, distribution or sale of our products and could increase our customers’ efforts to find less hazardous substitutes for our products. We are subject to ongoing reviews of our products and manufacturing processes.

Products we have made or used could be the focus of legal claims based upon allegations of harm to human health. We cannot predict the outcome of suits and claims, and an unfavorable outcome in these litigation matters could exceed reserves or have a material adverse effect on our business, financial condition, results of operations and/or profitability and cause our reputation to decline.

We are subject to claims from our customers and their employees, environmental action groups and neighbors living near our production facilities.

We produce and use hazardous chemicals that require appropriate procedures and care to be used in handling them or in using them to manufacture other products. As a result of the hazardous nature of some of the products we produce and use, we may face claims relating to incidents that involve our customers’ improper handling, storage and use of our products. Additionally, we may face lawsuits alleging personal injury or property damage by neighbors living near our production facilities. These lawsuits could result in substantial damage awards against us, which in turn could encourage additional lawsuits and could cause us to incur significant legal fees to defend such lawsuits, either of which could have a material adverse effect on our business, financial condition and/or profitability. In addition, the activities of environmental action groups could result in litigation or damage to our reputation.

We are subject to certain risks related to litigation filed by or against us, and adverse results may harm our business.

We cannot predict with certainty the cost of defense, of prosecution or of the ultimate outcome of litigation and other proceedings filed by or against us, including penalties or other civil or criminal sanctions, or remedies or damage awards, and adverse results in any litigation and other proceedings may materially harm our business. Litigation and other proceedings may include, but are not limited to, actions relating to intellectual property, international trade, commercial arrangements, product liability, toxic exposure, environmental, health and safety, joint venture agreements, labor and employment or other harms resulting from the actions of individuals or entities outside of our control. In the case of intellectual property litigation and proceedings, adverse outcomes could include the cancellation, invalidation or other loss of material intellectual property rights used in our business and injunctions prohibiting our use of business processes or technology that are subject to third-party patents or other third-party intellectual property rights. Any loss, denial or reduction in scope of any of our material intellectual property may have a material adverse effect on our business, financial condition and/or profitability. In addition, litigation based on environmental matters or exposure to hazardous substances in the workplace or based upon the use of our products could result in significant liability for us, which could have a material adverse effect on our business, financial condition, results of operations and/or profitability.

We remain subject to litigation relating to the Chapter 11 proceedings.

In connection with the bankruptcy cases, the following appeals were filed on September 16, 2014 relating to the confirmation of the Plan of Reorganization.

Make-Whole. BOKF, NA, as trustee (the “First Lien Trustee”) for our previously issued 8.875% First-Priority Senior Secured Notes due 2020 (the “Old First Lien Notes”), and Wilmington Trust, National Association, as trustee (the “1.5 Lien Trustee” and together with the First Lien Trustee, the “Appellants”) for our previously issued 10% Senior Secured Notes due 2020 (the “Old Secured Notes”) jointly appealed to the U.S. District Court for the Southern District of New York (the “District Court”) seeking reversal of the U.S .Bankruptcy Court of the Southern District of New York’s (the “Bankruptcy Court”) determinations that Momentive Performance Materials Holdings Inc. and certain of its domestic subsidiaries (the “Debtors”) were not required to compensate holders of the Old First Lien Notes and Old Secured Notes for any prepayment premiums (the “Make-Whole Determination”).

Interest rate. The Appellants also appealed to the District Court seeking reversal of the Bankruptcy Court’s determination that the interest rates on the 3.88% First Lien Notes due 2021 (the “First Lien Notes”) and the 4.69% Second Lien Notes due 2022 (the “Second Lien Notes”) provided to holders of the Old First Lien Notes and Old Secured Notes under the Plan of Reorganization was proper and in accordance with the Bankruptcy Code (the “Interest Rate Determination”).

In May 2015, the District Court denied both of the Appellants’ appeals and affirmed the Bankruptcy Court’s rulings. The Appellants appealed the District Court’s decision to the United States Court of Appeals for the Second Circuit (the “Second Circuit”).

On October 20, 2017, the Second Circuit affirmed the Make-Whole Determination. In November 2017, the Appellants petitioned for panel rehearing or, in the alternative, for rehearing en banc by the Second Circuit with respect to the Make-Whole Determination (the “Rehearing Request”). On December 11, 2017, the Second Circuit issued an order denying the Rehearing Request and upheld the Company’s position that no make-whole payments were due.

On October 20, 2017, the Second Circuit also reversed the Interest Rate Determination and remanded the issue to the Bankruptcy Court for further proceedings (the “Remand”). The Second Circuit held that, on remand, the Bankruptcy Court should assess whether an efficient market rate can be ascertained, and, if so, apply it to the First Lien Notes and Second Lien Notes. On December 22, 2017, the Second Circuit issued its mandate remanding the Interest Rate Determination to the Bankruptcy Court. No further proceedings have yet been held in the Bankruptcy Court regarding the Interest Rate Determination.

On March 12, 2018, the Appellants each filed a petition for a writ of certiorari with the Supreme Court of the United States (the “Supreme Court”) with respect to the Make-Whole Determination. An adverse outcome could negatively affect our business, results of operations, and financial condition by reducing our liquidity and/or increasing our interest costs.

We cannot predict with certainty the timing or outcome of the Remand. An adverse outcome could increase our interest costs (including by potentially requiring us to make a catch-up payment for past due interest).

As a global business, we are subject to numerous risks associated with our international operations that could have a material adverse effect on our business.

We have significant manufacturing and other operations outside the United States. Some of these operations are in jurisdictions with unstable political or economic conditions. There are numerous inherent risks in international operations, including, but not limited to:

•	exchange controls and currency restrictions;

•	currency fluctuations and devaluations;

•	tariffs and trade barriers;

•	export duties and quotas;

•	changes in local economic conditions;

•	laws and regulations, including tax, environmental, health and safety regulations;

•	exposure to possible expropriation or other government actions;

•	hostility from local populations;

•	diminished ability to legally enforce our contractual rights in non-U.S. countries;

•	restrictions on our ability to repatriate dividends from our subsidiaries;

•	unsettled political conditions and possible terrorist attacks against U.S. interests; and

•	natural disasters or other catastrophic events.

Our international operations expose us to different local political and business risks and challenges. For example, we face potential difficulties in staffing and managing local operations, and we have to design local solutions to manage credit risks of local customers and distributors. In addition, some of our operations are located in regions that may be politically unstable, having particular exposure to riots, civil commotion or civil unrests, acts of war (declared or undeclared) or armed hostilities or other national or international calamity. In some of these regions, our status as a U.S. company also exposes us to increased risk of sabotage, terrorist attacks, interference by civil or military authorities or to greater impact from the national and global military, diplomatic and financial response to any future attacks or other threats.

Some of our operations are located in regions with particular exposure to natural disasters such as storms, floods, fires and earthquakes. It would be difficult or impossible for us to relocate these operations and, as a result, any of the aforementioned occurrences could materially adversely affect our business.

In addition, intellectual property rights may be more difficult to enforce in non-U.S. or non-Western Europe countries due to a number of factors, including less favorable intellectual property laws and increased vulnerability to the theft of, and reduced protection for, intellectual property rights including trade secrets in such countries.

Our overall success as a global business depends, in part, upon our ability to succeed under different economic, social and political conditions. We may fail to develop and implement policies and strategies that are effective in each location where we do business, and failure to do so could have a material adverse effect on our business, financial condition and results of operations.

Our business is subject to foreign currency risk.

In 2017, approximately 66% of our net sales originated outside the United States. In our consolidated financial statements, we translate our local currency financial results into U.S. dollars based on average exchange rates prevailing during a reporting period or the exchange rate at the end of that period. During times of a strengthening U.S. dollar, at a constant level of business, our reported international revenues and earnings would be reduced because the local currency would translate into fewer U.S. dollars.

In addition to currency translation risks, we incur a currency transaction risk whenever one of our operating subsidiaries enters into a purchase or a sales transaction or indebtedness transaction using a different currency from the currency in which it records revenues. Given the volatility of exchange rates, we may not manage our currency transaction and/or translation risks effectively, and volatility in currency exchange rates may materially adversely affect our financial condition or results of operations, including our tax obligations. Since most of our indebtedness is denominated in U.S. dollars, a strengthening of the U.S. dollar could make it more difficult for us to repay our indebtedness.

We have entered and expect to continue to enter into various hedging and other programs in an effort to protect against adverse changes in the non-U.S. exchange markets and attempt to minimize potential material adverse effects. These hedging and other programs may be unsuccessful in protecting against these risks. Our results of operations could be materially adversely affected if the U.S. dollar strengthens against non-U.S. currencies and our protective strategies are not successful. Likewise, a strengthening U.S. dollar provides opportunities to source raw materials more cheaply from foreign countries.

Fluctuations in energy costs could have an adverse impact on our profitability and negatively affect our financial condition.

Oil and natural gas prices have fluctuated greatly over the past several years and we anticipate that they will continue to do so. Natural gas and electricity are essential to our manufacturing processes, which are energy-intensive. Our energy costs represented approximately 5% of our total cost of sales for the years ended December 31, 2017 and 2016, respectively, and 6% for the year ended December 31, 2015.

Our operating expenses will increase if our energy prices increase. Increased energy prices may also result in greater raw materials costs. If we cannot pass these costs through to our customers, our profitability may decline. In addition, increased energy costs may also negatively affect our customers and the demand for our products.

If our energy prices decrease, we expect benefits in the short-run with decreased operating expenses and increased operating income, but may face increased pricing pressure from competitors that are similarly impacted by energy prices and could see reduced demand for certain of our products that are sold to participants in the energy sector. As a result, profitability may decrease over an extended period of time of lower energy prices. Moreover, any future increases in energy prices after a period of lower energy prices may have an adverse impact on our profitability for the reasons described above.

We face increased competition from other companies and from substitute products, which could force us to lower our prices, which would adversely affect our profitability and financial condition.

The markets that we operate in are highly competitive, and this competition could harm our results of operations, cash flows and financial condition. Our competitors include major international producers as well as smaller regional competitors. We may be forced to lower our selling price based on our competitors’ pricing decisions, which would reduce our profitability. This has been further magnified by the impact of the recent global economic downturn, as companies have focused more on price to retain business and market share. In addition, we face competition from a number of products that are potential substitutes for our products. Growth in substitute products could adversely affect our market share, net sales and profit margins.

There is also a trend in our industries toward relocating manufacturing facilities to lower cost regions, such as Asia, which may permit some of our competitors to lower their costs and improve their competitive position. Furthermore, there has been an increase in new competitors based in these regions.

Some of our competitors are larger, have greater financial resources, have a lower cost structure, and/or have less debt than we do. As a result, those competitors may be better able to withstand a change in conditions within our industry and in the economy as a whole. If we do not compete successfully, our operating margins, financial condition, cash flows and profitability could be adversely affected. Furthermore, if we do not have adequate capital to invest in technology, including expenditures for research and development, our technology could be rendered uneconomical or obsolete, negatively affecting our ability to remain competitive.

We expect cost savings from our strategic initiatives, and if we are unable to achieve these cost savings, or sustain our current cost structure, it could have a material adverse effect on our business operations, results of operations and financial condition.

We have not yet realized all of the cost savings and synergies we expect to achieve from our strategic initiatives. A variety of risks could cause us not to realize the expected cost savings and synergies, including but not limited to, higher than expected severance costs related to staff reductions; higher than expected retention costs for employees that will be retained; higher than expected stand-alone overhead expenses; delays in the anticipated timing of activities related to our cost-saving plan; and other unexpected costs associated with operating our business. In addition, if the Shared Services Agreement is unexpectedly terminated, or if the parties to the agreement have material disagreements with its implementation, it could have an adverse effect on our business operations, results of operations and financial condition, as we would need to replace the services no longer being provided by Hexion Inc. (“Hexion”), and would lose a portion of the benefits being generated under the agreement at the time.

If we are unable to achieve these cost savings or synergies it could adversely affect our profitability and financial condition. In addition, factors may arise that may not allow us to sustain our current cost structure. As market and economic conditions change, we may also make changes to our operating cost structure.

Our history of operations includes periods of net losses, and we may incur net losses in the future. Such losses may impact our liquidity and the trading price of our common stock.

Although we did not generate a net loss for the year ended December 31, 2017, we generated net losses of $163 million and $83 million for the years ended December 31, 2016 and 2015, respectively. If we continue to suffer net losses, our liquidity may suffer and we may not be able to fund all of our obligations. Our ability to generate sufficient cash flows from operations to make scheduled debt service payments depends on a range of economic, competitive and business factors, many of which are outside of our control. In addition, if we continue to experience net losses, the trading price of our common stock may decline significantly.

Our success depends in part on our ability to protect our intellectual property rights, and our inability to enforce these rights could have a material adverse effect on our competitive position.

We rely on the patent, trademark, copyright and trade-secret laws of the United States and the countries where we do business to protect and enforce our intellectual property rights. We may be unable to prevent third parties from infringing or misappropriating our intellectual property or otherwise violating our intellectual property rights, which could reduce any competitive advantage we have developed, reduce our market share or otherwise harm our business. In the event of such infringement, misappropriation or other violation of our intellectual property rights, litigation to protect or enforce our rights could be costly, and we may not prevail.

Many of our technologies are not protected by any patent or patent application, and our issued and pending U.S. and non-U.S. patents may not provide us with any competitive advantage and could be challenged by third parties. Our inability to secure issuance of our pending patent applications may limit our ability to protect the intellectual property rights such pending patent applications were intended to cover. Our competitors may attempt to design around our patents to avoid liability for infringement and, if successful, our competitors could adversely affect our market share. Also, despite the steps taken by us to protect our intellectual property and technology, it may be possible for unauthorized third parties to copy or reverse-engineer aspects of our products, develop similar intellectual property or technology independently or otherwise obtain and use information that we regard as proprietary and we may be unable to successfully identify or enforce against unauthorized uses of our intellectual property and technology. Furthermore, the expiration of our patents may lead to increased competition.

Our pending trademark applications may not be approved by the responsible governmental authorities and, even if these trademark applications are granted, third parties may seek to oppose or otherwise challenge these trademark applications. A failure to obtain trademark registrations in the United States and in other countries could limit our ability to protect our products and their associated trademarks and impede our marketing efforts in those jurisdictions.

In addition, effective patent, trademark, copyright and trade secret protection may be unavailable or limited in some foreign countries. In some countries we do not apply for patent, trademark or copyright protection. We also rely on unpatented proprietary manufacturing expertise, continuing technological innovation and other trade secrets to develop and maintain our competitive position. While we generally enter into confidentiality agreements with our employees and third parties to protect our intellectual property, these confidentiality agreements are limited in duration and could be breached, and may not provide meaningful protection of our trade secrets or proprietary manufacturing expertise. Adequate remedies may not be available if there is an unauthorized use or disclosure of our trade secrets, manufacturing expertise and other proprietary information. In addition, others may obtain knowledge about our trade secrets through independent development or by legal means. The failure to protect our processes, apparatuses, technology, trade secrets and proprietary manufacturing expertise, methods and compounds could have a material adverse effect on our business by jeopardizing critical intellectual property.

Where a product formulation or process is kept as a trade secret, third parties may independently develop or invent and patent products or processes identical to our trade-secret products or processes. This could have an adverse impact on our ability to make and sell products or use such processes and could potentially result in costly litigation in which we might not prevail.

We could face intellectual property infringement claims that could result in significant legal costs and damages and impede our ability to produce key products, which could have a material adverse effect on our business, financial condition and results of operations.

Our production processes and products are specialized; however, we may become subject to claims that we infringe, misappropriate or otherwise violate the intellectual property rights of our competitors or others in the future. Any claim of infringement, misappropriation or other violation could require us to pay substantial damages and change our processes or products or stop using certain technologies or producing the applicable product entirely. Additionally, an adverse judgment against us could require us to seek licenses of intellectual property from third parties, which may not be available on commercially reasonable terms or at all. Even if we ultimately prevail in such claims, the existence of the suit could cause our customers to seek other products that are not subject to such claims. Any claim of infringement, misappropriation or other violation could result in significant legal costs and damages and the diversion of significant management time, and impede our ability to produce key products, which could have a material adverse effect on our business, financial condition and results of operations.

If we fail to extend or renegotiate our collective bargaining agreements with our works councils and labor unions as they expire from time to time, if disputes with our works councils or unions arise, or if our unionized or represented employees were to engage in a strike or other work stoppage, our business and operating results could be materially adversely affected.

As of December 31, 2017, approximately 43% of our employees were unionized or represented by works councils that were covered by collective bargaining agreements. In addition, some of our employees reside in countries in which employment laws provide greater bargaining or other employee rights than the laws of the United States. These rights may require us to expend more time and money altering or amending employees’ terms of employment or making staff reductions. For example, most of our employees in Europe are represented by works councils, which generally must approve changes in conditions of employment, including restructuring initiatives and changes in salaries and benefits. A significant dispute could divert our management’s attention and otherwise hinder our ability to conduct our business or to achieve planned cost savings.

We may be unable to timely extend or renegotiate our collective bargaining agreements as they expire. For example, a majority of our manufacturing personnel at our Sistersville, West Virginia site are covered by a collective bargaining agreement that expires in July 2018. We also may be subject to strikes or work stoppages by, or disputes with, our labor unions in connection with these collective bargaining agreements or otherwise. In November 2016, approximately 600 workers at our Waterford, New York facility went on strike in response to not reaching agreement on the terms for a new contract after the existing agreement expired in June 2016. In November 2016, the union at our Willoughby, Ohio facility representing approximately 50 employees also went on strike for two weeks in response to not reaching agreement on the terms for a new contract. The new contract involving the Local 81359 and Local 81380 unions in our Waterford, New York site and Local 84707 union in our Willoughby, Ohio site was ratified by union membership in February 2017 and is effective until June 2019.

If we fail to extend or renegotiate our collective bargaining agreements, if additional disputes with our works councils or unions arise or if our unionized or represented workers engage in a further strike or other work stoppage, we could incur higher labor costs or experience a significant disruption of operations, which could have a material adverse effect on our business, financial position and results of operations.

Our pension plans are unfunded or under-funded and our required cash contributions could be higher than we expect, each of which could have a material adverse effect on our financial condition and liquidity.

We sponsor various pension and similar benefit plans worldwide.

As of December 31, 2017, our U.S. and non-U.S. defined benefit pension plans were under-funded in the aggregate by $105 million and $199 million, respectively. We are legally required to make contributions to our pension plans in the future, and those contributions could be material. See Note 15 to our audited consolidated financial statements included elsewhere in this prospectus for additional information regarding our unfunded and under-funded pension plans.

Our future funding obligations for our employee benefit plans depend upon the levels of benefits provided for by the plans, the future performance of assets set aside for these plans, the rates of interest used to determine funding levels, the impact of potential business dispositions, actuarial data and experience and any changes in government laws and regulations. In addition, certain of our funded employee benefit plans hold a significant amount of equity securities. If the market values of these securities decline, our pension expense and funding requirements would increase and, as a result, could have a material adverse effect on our business.

If the performance of assets in the funded plans does not meet our expectations, our cash contributions for these plans could be higher than we expect, which could have a material adverse effect on our financial condition and liquidity.

Natural or other disasters have, and could in the future disrupt our business and result in loss of revenue or higher expenses.

Any serious disruption at any of our facilities or our suppliers’ facilities due to hurricane, fire, earthquake, flood, terrorist attack or any other natural or man-made disaster could impair our ability to use our facilities and have a material adverse impact on our revenues and increase our costs and expenses. If there is a natural disaster or other serious disruption at any of our facilities or our suppliers’ facilities, it could impair our ability to adequately supply our customers and negatively impact our operating results.

For example, our manufacturing facility in Leverkusen, Germany was impacted by the effects of a fire on November 12, 2016. We produce a variety of finished silicone products at this plant, including highly specialized silicone products.

Also, our manufacturing facility in Ohta, Japan and the manufacturing facilities of certain of our suppliers were impacted by the effects of the earthquake and tsunami in Japan on March 11, 2011 and related events. Our Ohta facility is one of two facilities globally where we internally produce siloxane, a key intermediate required in our manufacturing process of silicones. We also produce a variety of finished silicone products at this plant, including highly specialized silicone products. We were able to shift only certain amounts of production to our other facilities throughout the world over the short term. Our Ohta plant, which is approximately 230 kilometers away from the nuclear power plant at Fukushima, Japan that incurred significant damage as a result of the earthquake, was our closest facility to the area affected by the earthquake and tsunami. We also have manufacturing and research facilities in Kozuki and Kobe, Japan that produce ceramic products, and administration offices in Tokyo, Nagoya and Fukuoka, Japan, none of which were significantly impacted by the earthquake. In addition, our manufacturing facilities, primarily those located in the Asia Pacific region, purchase certain raw materials from suppliers throughout Japan. Normal plant operations at our Ohta facility were restored in early May 2011, but uncertainty in Japan continued primarily with respect to the country’s energy infrastructure. To the extent further events or actions in Japan occur that impact its energy supply, including, but not limited to: rolling blackouts, restrictions on power usage, radiation exposure from nuclear power plants or the imposition of evacuation zones around such plants, it could materially and adversely affect our operations, operating results and financial condition.

In addition, many of our current and potential customers are concentrated in specific geographic areas. A disaster in one of these regions could have a material adverse impact on our operations, operating results and financial condition. Our business interruption insurance may not be sufficient to cover all of our losses from a disaster, in which case our unreimbursed losses could be substantial.

Acquisitions and joint ventures that we pursue may present unforeseen integration obstacles and costs, increase our leverage and negatively impact our performance. Divestitures that we pursue also may present unforeseen obstacles and costs.

We have made acquisitions of related businesses, and entered into joint ventures in the past and we may do so in the future. Acquisitions may require us to assume or incur additional debt financing, resulting in additional leverage and complex debt structures. If such acquisitions are consummated, the risk factors we describe above and below, and for our business generally, may be intensified.

Our ability to implement our growth strategy is limited by covenants in our ABL Facility, indentures and other indebtedness, our financial resources, including available cash and borrowing capacity, and our ability to integrate or identify appropriate acquisition and joint venture candidates.

The expense incurred in consummating acquisitions of related businesses, or our failure to integrate such businesses successfully into our existing businesses, could result in our incurring unanticipated expenses and losses. Furthermore, we may not be able to realize any anticipated benefits, or we may incur unanticipated liabilities, from acquisitions or joint ventures. The process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of existing operations.

In addition we may pursue divestitures of certain of our businesses as one element of our portfolio optimization strategy. Divestitures may require us to separate integrated assets and personnel from our retained businesses and devote our resources to transitioning assets and services to purchasers, resulting in disruptions to our ongoing business and distraction of management.

Security breaches and other disruptions to our information technology infrastructure could interfere with our operations, and could compromise our information and the information of our customers and suppliers, exposing us to liability which would cause our business and reputation to suffer.

In the ordinary course of business, we rely upon information technology networks and systems, some of which are managed by third parties, to process, transmit and store electronic information, and to manage or support a variety of business processes and activities, including supply chain, manufacturing, distribution, invoicing, and collection of payments from customers. We use information technology systems to record, process and summarize financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting, legal and tax requirements. Additionally, we collect and store sensitive data, including intellectual property, proprietary business information, the propriety business information of our customers and suppliers, as well as personally identifiable information of our customers and employees, in data centers and on information technology networks. The secure operation of these information technology networks, and the processing and maintenance of this information is critical to our business operations and strategy. Despite security measures and business continuity plans, our information technology networks and infrastructure may be vulnerable to damage, disruptions or shutdowns due to attacks by hackers or breaches due to employee error or malfeasance or other disruptions during the process of upgrading or replacing computer software or hardware, power outages, computer viruses, telecommunication or utility failures or natural disasters or other catastrophic events. The occurrence of any of these events could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information or failure to comply with applicable laws, directives, or regulations could result in legal claims or proceedings, liability or regulatory penalties under laws protecting the privacy of personal information, disrupt operations, and damage our reputation, which could adversely affect our business, financial condition and results of operations.

Limitations on our use of certain product-identifying information, including the GE name and monogram, could adversely affect our business and profitability.

Prior to December 2006, substantially all of our products and services were marketed using the GE brand name and monogram, and we believe the association with GE provided our products and services with preferred status among our customers and employees due to GE’s globally recognized brands and perceived high quality. We and GE Monogram Licensing International (“GE Monogram”) are parties to a trademark license agreement, which was entered into in December 2006 and amended in May 2013, that grants us a limited right to, among other things, use the GE mark and monogram solely in connection with our sealant, adhesive and certain other products, subject to certain conditions. These rights extend through December 3, 2018, with options that allow us to renew the license through 2023, subject to certain terms and conditions, including the payment of royalties. We also have the right to use numerous specific product trademarks that contain the letters “GE” for the life of the respective products subject to the terms of the license. While we continue to use the GE mark and monogram on these products and continue to use these product specifications, we are not able to use the GE mark and monogram on other products, use GE as part of our name or advertise ourselves as a GE company. While we have not yet experienced any significant loss of business as a result of our limited use of the GE mark and monogram, our business could be disadvantaged in the future by the loss of association with the GE name on our sealant, adhesive and certain other products.

Risks Related to Our Indebtedness

We may be unable to generate sufficient cash flows from operations to meet our consolidated debt service payments.

We have substantial consolidated indebtedness. As of December 31, 2017, we had $1,228 million of consolidated outstanding indebtedness. Our projected annualized cash interest expense is approximately $55 million based on our consolidated indebtedness and letters of credit outstanding and interest rates at December 31, 2017 without giving effect to any subsequent borrowings under our ABL Facility, substantially all of which represents cash interest expense on fixed-rate obligations.

Our ability to generate sufficient cash flows from operations to make scheduled debt service payments depends on a range of economic, competitive and business factors, many of which are outside of our control. Continued or increased weakness in economic conditions and our performance beyond our expectations would exacerbate these risks. Our business may generate insufficient cash flows from operations to meet our debt service and other obligations, and currently anticipated cost savings, capital investment plans, working capital reductions and operating improvements may not be realized on schedule, or at all. To the extent our cash flow from operations is insufficient to fund our debt service obligations, aside from our current liquidity, we would be dependent on outside capital to meet the funding of our debt service obligations and to fund capital expenditures and other obligations. We were previously forced to take actions to restructure and refinance our indebtedness and there can be no assurance we will be able to meet our scheduled debt service obligations in the future.

If we are unable to meet our expenses and debt service obligations, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets or issue additional equity securities. We may be unable to refinance any of our indebtedness, sell assets or issue equity securities on commercially reasonable terms, or at all, which could cause us to default on our obligations and result in the acceleration of our debt obligations. Our inability to generate sufficient cash flows to satisfy our outstanding debt obligations, or to refinance our obligations on commercially reasonable terms, would have a material adverse effect on our business, financial condition and results of operations.

Availability under the ABL Facility is subject to a borrowing base based on a specified percentage of eligible accounts receivable and inventory and, in certain foreign jurisdictions, machinery and equipment. As of December 31, 2017, the borrowing base (including various reserves) was determined to be approximately $300 million, and we had approximately $56 million of drawn letters of credit and no revolver borrowings under the ABL Facility. The borrowing base (including various reserves) is updated on a monthly basis, so the actual borrowing base could be lower in the future. To the extent the borrowing base is lower than we expect, that could significantly impair our liquidity.

Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or our industry.

Our substantial consolidated indebtedness and other commitments and obligations could have other important consequences, including but not limited to the following:

•	it may limit our flexibility in planning for, or reacting to, changes in our operations or business;

•	we are more highly leveraged than many of our competitors, which may place us at a competitive disadvantage;

•	it may make us more vulnerable to downturns in our business or the economy;

•	a substantial portion of our cash flows from operations will be dedicated to the repayment of our indebtedness and will not be available for other purposes;

•	it may restrict us from making strategic acquisitions, introducing new technologies, or exploiting business opportunities;

•	it may make it more difficult for us to satisfy our obligations with respect to our existing indebtedness;

•	it may adversely affect terms under which suppliers provide material and services to us; and

•	it may limit our ability to borrow additional funds or dispose of assets.

There would be a material adverse effect on our business and financial condition if we were unable to service our indebtedness or obtain additional financing, as needed.

Despite our substantial indebtedness, we may still be able to incur significant additional indebtedness. This could intensify the risks described above and below.

We may be able to incur substantial additional indebtedness in the future. Although the terms governing our indebtedness contain restrictions on our ability to incur additional indebtedness, these restrictions are subject to numerous qualifications and exceptions, and the indebtedness we may incur in compliance with these restrictions could be substantial. Increasing our indebtedness could intensify the risks described above and below.

The terms governing our outstanding debt, including restrictive covenants, may adversely affect our operations.

The terms governing our outstanding debt contain, and any future indebtedness we incur would likely contain, numerous restrictive covenants that impose significant operating and financial restrictions on our ability to, among other things:

•	incur or guarantee additional debt;

•	pay dividends and make other distributions to our stockholders;

•	create or incur certain liens;

•	make certain loans, acquisitions, capital expenditures or investments;

•	engage in sales of assets and subsidiary stock;

•	enter into sale/leaseback transactions;

•	enter into transactions with affiliates; and

•	transfer all or substantially all of our assets or enter into merger or consolidation transactions.

As a result of these covenants, we are limited in the manner in which we conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs.

If the availability under the ABL Facility falls below certain thresholds, we will be subject to a minimum fixed charge coverage ratio. If we are unable to maintain compliance with such ratio or other covenants in the ABL Facility, an event of default could result.

The credit agreement governing the ABL Facility requires us to maintain a minimum fixed charge coverage ratio of 1.0 to 1.0 at any time when the availability is less than the greater of (a) 12.5% of the lesser of the borrowing base and the total ABL Facility commitments at such time and (b) $27 million. The fixed charge coverage ratio under the agreement governing the ABL Facility is generally defined as the ratio of (a) Adjusted EBITDA minus non-financed capital expenditures and cash taxes to (b) debt service plus cash interest expense plus certain restricted payments, each measured on a last twelve months, or LTM, basis.

A breach of our fixed charge coverage ratio, if in effect, would, if not waived, result in an event of default under our ABL Facility. Pursuant to the terms of the credit agreement governing the ABL Facility, our direct parent company will have the right, but not the obligation, to cure such default through the purchase of additional equity in up to three of any four consecutive quarters. If a breach of a fixed charge coverage ratio covenant is not cured or waived, or if any other event of default under the ABL Facility occurs, the lenders under such credit facility:

•	would not be required to lend any additional amounts to us;

•	could elect to declare all borrowings outstanding under such ABL Facility, together with accrued and unpaid interest and fees, due and payable and could demand cash collateral for all letters of credit issued thereunder;

•	could apply all of our available cash that is subject to the cash sweep mechanism of the ABL Facility to repay these borrowings; and/or

•	could prevent us from making payments on our notes;

any or all of which could result in an event of default under our notes.

The ABL Facility also provides for “springing control” over the cash in our deposit accounts constituting collateral for the ABL Facility, and such cash management arrangements include a cash sweep at any time that availability under the ABL Facility is less than the greater of (1) 12.5% of the lesser of the borrowing base and the total ABL Facility commitments at such time and (2) $27 million. Such cash sweep, if in effect, will cause all our available cash to be applied to outstanding borrowings under the ABL Facility. If we satisfy the conditions to borrowing under the ABL Facility while any such cash sweep is in effect, we may be able to make additional borrowings under the ABL Facility to satisfy our working capital and other operational needs. If we do not satisfy the conditions to borrowing, we will not be permitted to make additional borrowings under the ABL Facility, and we will not have sufficient cash to satisfy our working capital and other operational needs. The availability threshold for triggering a cash sweep is the same availability threshold for triggering the fixed charge coverage ratio covenant under the ABL Facility.

The terms governing our indebtedness limit our ability to sell assets and also restrict the use of proceeds from that sale. We may be unable to sell assets quickly enough or for sufficient amounts to enable us to meet our obligations. Furthermore, a substantial portion of our assets is, and may continue to be, intangible assets. Therefore, it may be difficult for us to pay our consolidated debt obligations in the event of an acceleration of any of our consolidated indebtedness.

If the indebtedness under the ABL Facility or our existing notes were to be accelerated after an event of default, our respective assets may be insufficient to repay such indebtedness in full and our lenders could foreclose on the assets pledged under the applicable facility, which would have a material adverse effect on our business, financial condition and results of operations.

Repayment of our debt, including required principal and interest payments, depends on cash flows generated by our subsidiaries, which may be subject to limitations beyond our control.

Our subsidiaries own a significant portion of our consolidated assets and conduct a significant portion of our consolidated operations. Repayment of our indebtedness depends, to a significant extent, on the generation of cash flows and the ability of our subsidiaries to make cash available to us by dividend, debt repayment or otherwise. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments on our indebtedness. Each subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from subsidiaries. While there are limitations on the ability of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make intercompany payments, these limitations are subject to certain qualifications and exceptions. In the event that we are unable to receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness.

A downgrade in our debt ratings could restrict our access to, and negatively impact the terms of, current or future financings or trade credit.

S&P Global Ratings (“S&P”) and Moody’s Investors Service (“Moody’s”) maintain credit ratings on us and certain of our debt. While our ratings were upgraded by Moody’s in February 2018, the ratings assigned by both ratings agencies to our debt continue to be below investment grade. Any decision by these ratings agencies to downgrade such ratings or put them on negative watch in the future could restrict our access to, and negatively impact the terms of, current or future financings and trade credit extended by our suppliers of raw materials or other vendors.

Risks Related to Our Common Stock

There is a limited public market for our common stock.

There are substantial risks in investing in our common stock given the general illiquid nature of such securities. There is a limited public trading market for our securities. In March 2016, our common stock was approved to trade on the OTCQX market. Holders of our securities may nevertheless find it difficult or impossible to find a qualified purchaser for such securities at any price. Because of this, the quoted prices of our stock on the OTCQX may not reflect exactly the value of our common stock.

Our stock price may be volatile or may decline regardless of our operating performance, and stockholders may not be able to resell shares at or above the price at which the shares were acquired.

The price for our common stock may be volatile and may fluctuate significantly in response to a number of factors, most of which we cannot control, including, among others:

•	changes in economic trends or the continuation of current economic conditions;

•	industry cycles and trends;

•	changes in government and environmental regulation;

•	adverse resolution of new or pending litigation against us;

•	changes in laws or regulations governing our business and operations;

•	the sustainability of an active trading market for our common stock; and

•	future sales of our common stock by our stockholders.

These and other factors may lower the price of our common stock, regardless of our actual operating performance. In the event of a drop in the price of our common stock, you could lose a substantial part or all of your investment in our common stock.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Future sales of our common stock, or the perception that these sales may occur, may depress the price of our common stock.

Additional sales of a substantial number of our shares of common stock, or the perception that such sales may occur, could have a material adverse effect on the price of our common stock and could materially impair our ability to raise capital through the sale of additional shares. As of March 19, 2018, we had 48,121,634 shares of common stock issued and outstanding. Substantially all of these shares have been registered by our registration statement of which this prospectus forms a part or otherwise are freely tradable. The selling stockholders covered by the Form S-1 beneficially own a significant amount of our common stock. The sale of all or a portion of the shares by the selling stockholders or our other stockholders, or the perception that these sales may occur, could cause the price of our common stock to decrease significantly.

Pursuant to the Registration Rights Agreement, the selling stockholders have certain demand and piggyback rights that may require us to file additional registration statements registering their common stock or to include sales of such common stock in registration statements that we may file for ourselves or other stockholders. Any shares of common stock sold under these registration statements or this prospectus will be freely tradable. In the event such registration rights are exercised and a large number of shares of common stock is sold, such sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital. Additionally, we will bear all expenses in connection with this registration and any such registrations, except that the selling stockholders may be responsible for their pro rata shares of underwriters’ discounts and commissions, stock transfer taxes and certain legal expenses.

As a holding company, our only material assets will be our equity interests in our operating subsidiaries, and our principal source of revenue and cash flow will be distributions from such subsidiaries, which may be limited by law and/or contract in making such distributions.

As a holding company, our principal source of revenue and cash flow is distributions from our subsidiaries. Therefore, our ability to carry out our business plan, to fund and conduct our business, service our debt and pay dividends (if any) in the future will depend on the ability of our subsidiaries to generate sufficient net income and cash flows to make upstream cash distributions to us. Our subsidiaries are separate legal entities, and although they may be wholly owned or controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends or otherwise. The ability of our subsidiaries to distribute cash to us may also be subject to, among other things, future restrictions that are contained in our subsidiaries’ agreements (as entered into from time to time), availability of sufficient funds in such subsidiaries and applicable laws and regulatory restrictions. Claims of creditors of our subsidiaries generally will have priority as to the assets of such subsidiaries over our claims and claims of our creditors and stockholders. To the extent the ability of our subsidiaries to distribute dividends or other payments to us could be limited in any way, this could materially limit our ability to fund and conduct our business, service our debt and pay dividends (if any).

Apollo is our largest stockholder and has significant influence over us, and its interests may conflict with or differ from your interests as a stockholder.

As of December 31, 2017, Apollo beneficially owns approximately 39.7% of our common stock. In connection with our emergence from the Chapter 11 proceedings, Apollo designated four of our eleven directors. As a result of that representation, Apollo has the ability to exert significant influence over us. The interests of Apollo could conflict with or differ from the interests of our other stockholders. For example, the concentration of ownership held by Apollo could delay, defer, cause or prevent a change of control of us or impede a merger, takeover or other business combination that other stockholders may otherwise view favorably. Apollo is in the business of making or advising on investments in companies and holds, and may from time to time in the future acquire, interests in or provide advice to businesses that may directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. Apollo may also pursue acquisitions that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. Our Amended and Restated Certificate of Incorporation (“Certificate of Incorporation”) provides that we expressly renounce any interest or expectancy in any business opportunity, transaction or other matter in which Apollo, the Ad Hoc Group (as defined in the Certificate of Incorporation) or any of their respective affiliates (with respect to Apollo) participates or desires or seeks to participate in, even if the opportunity is one that we would reasonably be deemed to have pursued if given the opportunity to do so.

Provisions in our organizational documents may delay or prevent our acquisition by a third party.

Our Certificate of Incorporation and our Amended and Restated By-laws (“By-laws”), contain several provisions that may make it more difficult or expensive for a third party to acquire control of us without the approval of our Board of Directors. These provisions also may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their common stock. These provisions include, among others:

•	provisions relating to the appointment of directors for a period of time following the emergence from Chapter 11;

•	provisions requiring stockholders to hold at least 33% of our outstanding common stock in the aggregate to request special meetings;

•	provisions that provide that the doctrine of “corporate opportunity” will not apply with respect to Apollo, the Ad Hoc Group, and their respective affiliates with respect to the Company; and

•	provisions that require a non-interim Chief Executive Officer to review any business combination transaction.

These provisions of our Certificate of Incorporation and Bylaws could discourage potential takeover attempts and reduce the price that investors might be willing to pay for our common stock in the future, which could reduce the market price of our common stock.

Our designation of the Delaware Court of Chancery as the exclusive forum for certain types of stockholder legal proceedings could limit our stockholders’ ability to obtain a more favorable forum.

Our Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or stockholders to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (“DGCL”), our Certificate of Incorporation or our By-laws or (iv) any action asserting a claim governed by the internal affairs doctrine or as to which the DGCL otherwise confers jurisdiction upon the Court of Chancery. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our Certificate of Incorporation described in the preceding sentence. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our Certificate of Incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs that we do not currently anticipate associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition and results of operations.

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws, which involve substantial risks and uncertainties. You can identify forward-looking statements because they contain words such as “believe,” “project,” “might,” “expect,” “may,” “will,” “should,” “seek,” “approximately,” “intend,” “plan,” “estimate,” or “anticipate” or similar expressions that concern our strategy, plans or intentions. All statements we make in this prospectus relating to our estimated and projected revenue, margins, costs, expenditures, cash flows, growth rates, financial results, and prospects are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those we expect. We derive many of our forward-looking statements from our operating budgets and forecasts, which we base upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results.

We disclose important factors that could cause actual results to differ materially from our expectations under “Risk Factors” and elsewhere in this prospectus, including, without limitation, in conjunction with the forward-looking statements included in this prospectus. Some of the factors that we believe could affect our revenue, margins, costs, expenditures, cash flows, growth rates, financial results, business, condition and prospects include:

•	global economic conditions;

•	raw material costs and supply availability;

•	environmental hazards and regulations and related compliance and litigation costs;

•	litigation costs;

•	manufacturing regulations and related compliance and litigation costs;

•	risks associated with international operations;

•	foreign currency fluctuations;

•	rising energy costs;

•	increased competition;

•	the success of the implementation of the Shared Services Agreement;

•	the success of our strategic initiatives;

•	our holding company structure;

•	intellectual property protection and litigation;

•	relations and costs associated with our workforce;

•	our pension liabilities;

•	disruptions to our information technology infrastructure;

•	natural disasters, acts of war, terrorism and other acts beyond our control;

•	the impact of our substantial indebtedness;

•	our incurring additional debt;

•	acquisitions, divestitures and joint ventures that we may pursue;

•	restrictive covenants related to our indebtedness; and

•	other factors presented under the heading “Risk Factors.”

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. There may be other factors that could cause our actual results to differ materially from the results referred to in the forward-looking statements. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus may not in fact occur. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of common stock that may be sold from time to time pursuant to this prospectus. The selling stockholders will receive all of the proceeds from the sale of the shares of common stock offered from time to time under this prospectus. We have agreed to pay certain expenses of the selling stockholders incurred in connection with the sale of common stock from time to time pursuant to this prospectus, but will not pay any underwriters’ discounts or commissions.

MARKET PRICES AND DIVIDEND POLICY

Our common stock is quoted on the OTCQX under the symbol “MPMQ”. The following table sets forth the high and low bid quotations for our common stock for the period indicated below, as reported by the OTCQX for such period. Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions in our common stock.

	High	Low
Year ended December 31, 2018
First Quarter	$27.50	$17.61
Second Quarter (through May 8, 2018)	$30.75	$26.20
Year ended December 31, 2017
First Quarter	$10.12	$8.00
Second Quarter	$14.90	$9.25
Third Quarter	$16.35	$13.75
Fourth Quarter	$22.70	$15.05
Year ended December 31, 2016
First Quarter (from March 4, 2016)	$9.00	$6.00
Second Quarter	$9.50	$7.00
Third Quarter	$13.00	$9.50
Fourth Quarter	$10.60	$7.20

Holders. As of March 19, 2018, there were 24 stockholders of record of our common stock, one of which was Cede & Co., a nominee for The Depository Trust Company. All of our common stock held by brokerage firms, banks and other financial institutions as nominees for beneficial owners are considered to be held of record by Cede & Co., who is considered to be one stockholder of record. A greater number of holders of our common stock are “street name” or beneficial holders, whose shares of common stock are held of record by banks, brokers and other financial institutions. Because such shares of common stock are held on behalf of stockholders, and not by the stockholders directly, and because a stockholder can have multiple positions with different brokerage firms, banks and other financial institutions, we are unable to determine the total number of stockholders we have.

Dividends and Dividend Policy. We have not paid any dividends since our incorporation in 2014. While we plan to review our dividend policy periodically, for the foreseeable future, we intend to retain any earnings to finance our business and we do not anticipate paying any cash dividends on our common stock. Any future determination to pay dividends will be at the discretion of our Board of Directors in accordance with applicable law and will be dependent upon then-existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects and other factors that our Board of Directors considers relevant.

OFFERING PRICE

All the common stock being offered hereby will be offered or sold from time to time directly by the selling stockholders or alternatively through underwriters, broker dealers or agents. The shares of common stock may be sold in one or more transactions at prevailing market prices at the time of sale or privately negotiated prices.

CAPITALIZATION

The following table sets forth the Company’s cash and cash equivalents and capitalization as of December 31, 2017. We have agreed to pay certain expenses of the selling stockholders incurred in connection with the sale of common stock from time to time pursuant to this prospectus, but will not pay any underwriters’ discounts or commissions. The selling stockholders will receive all of the proceeds from the sale of the shares of common stock offered from time to time under this prospectus. We will not receive any proceeds from the sale of common stock from time to time pursuant to this prospectus.

You should read the information set forth below in conjunction with the Company’s audited consolidated financial statements and the notes thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Company’s consolidated financial statements and the notes thereto included elsewhere herein.

(dollars in millions)	As of December 31, 2017
Cash and cash equivalents(1)	$174

Debt outstanding:
ABL Facility(2)	—
First Lien Notes (includes $85 million of unamortized debt discount)	1,015
Second Lien Notes (includes $25 million of unamortized debt discount)	177
China bank loans	36

Total debt	1,228

Total equity (deficit)	544

Total capitalization	$1,772

(1)	Cash and cash equivalents consist of bank deposits, money market and other financial instruments with an initial maturity of three months or less.
(2)	After giving effect to the ABL Amendment, the ABL Facility has total maximum borrowing availability of $300 million, subject to a borrowing base, of which approximately $244 million was available as of December 31, 2017, after giving effect to no outstanding borrowings and $56 million of outstanding letters of credit. See “Description of Indebtedness—ABL Facility.”

SELECTED HISTORICAL FINANCIAL INFORMATION

The following table presents the Company’s selected historical financial information as of and for the periods presented. Prior to the Emergence Date, Momentive had not conducted any business operations. Accordingly, unless otherwise noted or suggested by context, all financial information and data and accompanying financial statements and corresponding notes, as of and prior to the Emergence Date, as contained in this prospectus, reflect the actual historical consolidated results of operations and financial condition of MPM for the periods presented and do not give effect to the Plan of Reorganization or any of the transactions contemplated thereby or the adoption of “fresh-start” accounting.

Upon emergence from bankruptcy on the Emergence Date, we adopted fresh start accounting, which resulted in the creation of a new entity for financial reporting purposes. As a result of the application of fresh start accounting, as well as the effects of the implementation of the Plan of Reorganization, the consolidated financial statements on or after October 24, 2014 are not comparable with the consolidated financial statements prior to that date.

The consolidated statement of operations data for the years ended December 31, 2017, December 31, 2016, December 31, 2015, successor period from October 25, 2014 through December 31, 2014, the predecessor period from January 1, 2014 through October 24, 2014 and the year ended December 31, 2013 and the consolidated balance sheet data as of December 31, 2017, 2016, 2015, 2014, and 2013 have been derived from our audited consolidated financial statements. The selected historical financial information as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 have been derived from, and should be read in conjunction with, our audited consolidated financial statements included elsewhere in this prospectus. The selected historical financial information as of December 31, 2014 and 2013 and for the successor period from October 25, 2014 through December 31, 2014, the predecessor period from January 1, 2014 through October 24, 2014 and the year ended December 31, 2013 are not included in this prospectus.

You should read the following selected historical financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors” and our consolidated financial statements and related notes and other financial information included elsewhere in this prospectus.

	Successor				Predecessor
(In millions, except per share data)	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	Period from October 25, 2014 through December 31, 2014	Period from January 1, 2014 through October 24, 2014	Year Ended December 31, 2013
Statement of Operations Data:
Net sales	$2,331	$2,233	$2,289	$465	$2,011	$2,398
Cost of sales	1,831	1,845	1,894	402

Gross profit	500	388	395	63
Cost of sales, excluding depreciation and amortization					1,439	1,732
Selling, general and administrative expense	333	347	285	80	434	373
Depreciation and amortization expense					147	171
Research and development expense	64	64	65	13	63	70
Restructuring and discrete costs	6	42	32	5	20	21
Other operating loss (income), net	9	19	2	(1)	—	—

Operating income (loss)	88	(84)	11	(34)	(92)	31
Interest expense, net	80	76	79	15	162	394
Non-operating (income) expense, net	(8)	(7)	3	8	—	—
Gain on extinguishment and exchange of debt	—	(9)	(7)	—	—	—
Reorganization items, net	1	2	8	3	(1,972)	—

Income (loss) before income tax and earnings from unconsolidated entities	15	(146)	(72)	(60)	1,718	(363)
Income tax expense	15	18	13	—	36	104

Income (loss) before earnings from unconsolidated entities	—	(164)	(85)	(60)	1,682	(467)
Earnings from unconsolidated entities, net of taxes	—	1	2	—	3	3

Net income (loss)	—	(163)	$(83)	(60)	1,685	(464)

Earnings (loss) per share, basic and diluted	$—	$(3.39)	$(1.73)	$(1.25)	$16,850,000	$(4,640,000)
Dividends declared per common share	$—	$—	$—	$—	$—	$4,600
Cash Flow provided by (used in):
Operating activities	$113	$142	$128	$(3)	$(207)	$(150)
Investing activities	(168)	(117)	(116)	(17)	(18)	(88)
Financing activities	(1)	(16)	(10)	(1)	390	220
Balance Sheet Data (at end of period):
Cash and cash equivalents	$174	$228	$221	$228		$94
Working capital(1)	482	432	450	611		(2,884)
Total assets	2,717	2,606	2,663	2,884		2,694
Total long term debt	1,192	1,167	1,169	1,163		7
Total liabilities	2,173	2,124	2,037	2,115		4,174
Total equity (deficit)	544	482	626	769		(1,480)

(1)	Working capital is defined as accounts receivable plus inventories less accounts payable.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our results of operations and financial condition for the years ended December 31, 2017, December 31, 2016 and December 31, 2015 and with the audited consolidated financial statements and related notes included elsewhere herein. The following discussion and analysis contains forward-looking statements that reflect our plans, estimates and beliefs, and which involve numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors.” Actual results may differ materially from those contained in any forward-looking statements. See “Cautionary Statements Concerning Forward-Looking Statements.”

Overview and Outlook

We believe we are one of the world’s largest producers of silicones and silicone derivatives and a global leader in the development and manufacture of products derived from quartz and specialty ceramics. Silicones are a multi-functional family of materials used in a wide variety of products and serve as a critical ingredient in many construction, automotive, industrial, healthcare, personal care, electronic, consumer and agricultural uses. Silicones are generally used as an additive to or formulated product in a wide variety of, end products in order to provide or enhance certain of their attributes, such as resistance (temperature, ultraviolet light, and chemical), lubrication, adhesion or viscosity. Some of the most well-known end-use product applications include bath and shower caulk, pressure-sensitive adhesive labels, foam products, cosmetics and tires. Due to their versatility and high-performance characteristics, silicones are increasingly being used as a substitute for other materials. Our Quartz Technologies segment manufactures quartz and specialty ceramics for use in a number of high-technology industries, which typically require products made to precise specifications. The cost of our products typically represents a small percentage of the overall cost of our customers’ products.

We serve more than 4,000 customers between our Formulated and Basic Silicones, Performance Additives and Quartz Technologies segments in over 100 countries. Our customers include leading companies in their respective industries.

Reportable Segments

In the third quarter of 2017, we reorganized our segment structure and bifurcated our Silicones segment into Performance Additives and Formulated and Basic Silicones to better reflect our specialty chemical portfolio and related performance. This reorganization included a change in our reportable segments from two to four segments. Our operations were previously organized in two segments: Silicones and Quartz. Our reorganized segments are based on the products that we offer and the markets that we serve. At December 31, 2017, we had four reportable segments: Performance Additives, Formulated and Basic Silicones, Quartz Technologies, and Corporate.

Our Performance Additives segment is one of the leading manufacturers of specialty silanes, silicone fluids, and urethane additives. Our liquid additives are key ingredients in our customers’ products and are used to improve or enable the performance characteristics and processability of a variety of products across different end-markets including automotive, personal care, agriculture, consumer and construction. Our silicone fluids, silanes, and urethane additives Performance Additives product lines are developed using a range of raw material inputs and generally use more limited siloxane than Formulated and Basic Silicone products.

Our Formulated and Basic Silicones segment produces sealants, electronic materials, coatings, elastomers, and basic silicone fluids focused on automotive, consumer goods, construction, electronics and healthcare end-markets. Our products enable key design features, such as extended product life, wear resistance, biocompatibility and weight reduction. Our electronic materials, coatings and sealants product lines are generally applied to our customers’ products, in the form of a high-tech coating or adhesive, while our elastomers product lines are fashioned into parts by extruding or molding them in items such as gaskets or tubing. Formulated silicones product offerings are typically used to seal, protect or adhere, and often perform multiple functions at once.

Our Quartz Technologies segment is a global leader in the development and manufacturing of fused quartz and non-oxide based ceramic powders and shapes. Fused quartz products are manufactured from quartz sand and are used in processes requiring extreme temperature and high purity. Momentive’s high-purity fused quartz materials are used for a diverse range of applications in which optical clarity, design flexibility and durability in extreme environments are critical, such as semiconductor, lighting, healthcare and aerospace. Our product line includes tubing, rods and other solid shapes, as well as fused quartz crucibles for growing single crystal silicon. Our Quartz Technologies segment’s products are the material solution for silicon chip semiconductor manufacturing.

Our organizational structure continues to evolve. We are also continuing to refine our business and operating structure to better align our services to our customers and improve our cost position, while continuing to invest in global growth opportunities.

2017 Overview

•	Net Sales—Net sales in 2017 were $2,331 million, an increase of 4% compared with $2,233 million in 2016. The increase in net sales was driven by volume gains in our Performance Additives segment and the specialty portion of our Formulated and Basic Silicones product portfolio, partially offset by our strategic decision to deemphasize the sale of lower margin products. Volume gains were driven by increased demand in consumer, automotive, and electronics end markets.

•	Net Income (Loss)—Net income in 2017 was $0 million, an increase of $163 million compared to net loss $163 million in 2016. This was due to the increase in gross profit, the gain recognition from an insurance claim, and costs due to a fire at our Leverkusen, Germany facility not recurring during 2017, partially offset by a gain on extinguishment of debt also not recurring during 2017.

•	Segment EBITDA—Segment EBITDA in 2017 was $293 million, an increase of $55 million compared to $238 million in 2016. The increase in Segment EBITDA was driven by volume growth in the specialty portion of our Formulated and Basic Silicones product portfolio, operating leverage within the Quartz Technologies segment, and strategic capital investments.

•	Future growth initiatives include the expansion of our capability to manufacture NXT silane, which is an innovative product used in the production of tires, and can offer tire manufacturers the ability to reduce rolling resistance without loss of wet traction, as well as deliver benefits in the tire manufacturing process. This expansion has been completed and production is expected to ramp up in the second half of 2018.

2018 Outlook

As we look into 2018, we expect continued strong demand, solid and improved industry fundamentals, and growth as a result of the capital investments we have made in our specialty product portfolio over the last several years. We have implemented price increases across our entire silicones product portfolio which are expected to benefit us in 2018 and offset inflation we are experiencing for certain raw materials. We are well positioned to leverage our leadership positions, optimize our portfolio, and invest in and drive new growth programs. Additionally, we expect 2018 sales to continue to reflect a mix improvement as we reduce exposure to under-performing siloxane derivative products and grow our higher margin specialty products.

We are continuing to leverage our research and development capabilities and invest in high-growth product lines and geographical regions, positioning the Company for long-term success. We are also focused on gaining productivity efficiencies and improving margins through investments in improved operational reliability. We continue to evaluate additional actions, as well as productivity measures, that could support further cost savings. Such actions could include additional restructuring and incremental exit and disposal costs.

We have implemented approximately $48 million in annual structural cost reduction initiatives through our previously announced global restructuring program, which has begun delivering significant savings. Cumulatively through December 31, 2017, we have achieved approximately $45 million of savings under this program. In addition, in the first quarter of 2018, we announced a new restructuring program consisting primarily of additional selling, general and administrative expense reductions that we plan to implement in early 2018. We estimate that this program will result in $15 million of run-rate cost reductions and expect approximately half of these reductions to be realized through December 31, 2018.

We remain focused on driving free cash flow, defined as cash flows from operating activities less capital expenditures, and optimizing net working capital, as described in the “Liquidity and Capital Resources” section below, in fiscal year 2018.

Matters Impacting Comparability of Results

Other Comprehensive Income

Our other comprehensive income is significantly impacted by foreign currency translation. The impact of foreign currency translation is driven by the translation of assets and liabilities of our foreign subsidiaries which are denominated in functional currencies other than the U.S. dollar. The primary assets and liabilities driving the adjustments are cash and cash equivalents; accounts receivable; inventory; property, plant and equipment; goodwill and other intangible assets; accounts payable and pension and other postretirement benefit obligations. The primary currencies in which these assets and liabilities are denominated are the euro and Japanese yen.

Raw Materials

In 2017, we purchased approximately $1.1 billion of raw materials. The largest raw material used in our business is silicon metal. The cost of silicon metal comprised approximately 9% of our total raw material costs in 2017. Heading into 2018, the environment for certain raw materials is inflationary. However, to limit and minimize exposure to inflation, we contracted directly or indirectly for much of our key raw material purchases.

Naturally occurring quartz sand is the key raw material for many of the products manufactured by our Quartz Technologies business, which is currently available from a limited number of suppliers. While we also use quartz sand from several global sand suppliers, one of our suppliers, Unimin Corporation (“Unimin”), a major producer of natural quartz sand, controls a significant portion of the market for this sand. As a result, Unimin exercises significant control over quartz sand prices, which have been steadily increasing. We entered into a purchase agreement with this supplier, effective as of January 1, 2017, which expires on December 31, 2021.

We expect long-term raw material cost fluctuations to continue because of price movements of key feedstocks. To help mitigate the fluctuations in raw material pricing, we have purchase and sale contracts and commercial arrangements with many of our vendors and customers that contain periodic price adjustment mechanisms. Due to differences in the timing of pricing mechanism trigger points between our sales and purchase contracts, there is often a “lead-lag” impact. In many cases this “lead-lag” impact can negatively impact our margins in the short term in periods of rising raw material prices and positively impact them in the short term in periods of falling raw material prices.

Results of Operations

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
(dollars in millions)	2017	2016	2015
Net sales	$2,331	$2,233	$2,289
Cost of sales	1,831	1,845	1,894

Gross profit	500	388	395
Selling, general and administrative expense	333	347	285
Research and development expense	64	64	65
Restructuring and discrete costs	6	42	32
Other operating loss (income), net	9	19	2

Operating income (loss)	88	(84)	11
Operating (loss) income as a percentage of net sales	4%	(4)%	—%
Interest expense, net	80	76	79
Non-operating (income) expense, net	(8)	(7)	3
Gain on extinguishment of debt	—	(9)	(7)
Reorganization items, net	1	2	8

Total non-operating expense	73	62	83
Income (loss) before income taxes and earnings from unconsolidated entities	15	(146)	(72)
Income tax expense	15	18	13

Income (loss) before earnings from unconsolidated entities	—	(164)	(85)
Earnings from unconsolidated entities, net of taxes	—	1	2

Net income (loss)	$—	$(163)	$(83)

Other comprehensive income (loss)	$58	$16	$(64)

Net Sales

In 2017, net sales increased by $98 million, or 4%, compared to 2016. This increase was primarily driven by our intentional shift toward higher-margin products due to increased demand in automotive, electronics, and consumer end markets versus less profitable commodity products, resulting in a volume increase of approximately $46 million, favorable price/mix shift of $46 million, and exchange rate fluctuations of approximately $6 million.

In 2016, net sales decreased by $56 million, or 2%, compared to 2015. This decrease was primarily due to volume decrease of $22 million in line with our intentional efforts to reduce under-performing siloxane derivative products, as well as negative price and mix shift of $36 million, caused by declines in agriculture and oil and gas markets. In addition, there were favorable exchange rate fluctuations of $2 million due to the weakening of the U.S. dollar against other currencies.

Operating Income (Loss)

2017 Compared to 2016 Operating Results

In 2017, operating income increased by $172 million, from an operating loss of $84 million, to an operating income of $88 million. Cost of sales decreased by $14 million compared to 2016, primarily due to lower accelerated depreciation of $29 million, favorable exchange rate fluctuations of $17 million and raw material deflation of $5 million, partially offset by the related impacts of increased sales and higher net processing costs.

Selling, general and administrative expense decreased by $14 million, compared to 2016 primarily due to $38 million in favorable re-measurement of our pension liabilities offset by the impact of a merit increase implemented in 2016 and unfavorable exchange rate fluctuations of $5 million. Research and development expense for 2017 was flat compared to 2016.

A summary of the components of depreciation and amortization expense on our consolidated statements of operations for the years ended December 31, 2017 and 2016 is as follows:

	Year Ended December 31,
	2017	2016
Cost of sales	$110	$137
Selling, general and administrative expense	44	48

Total depreciation and amortization expense	$154	$185

Restructuring and discrete costs for 2017 decreased by $36 million compared to 2016 mainly due to the gain related to an insurance reimbursement of $24 million related to fire damage at our Leverkusen, Germany facility and $13 million for one-time costs in 2016 triggered by the siloxane capacity transformation programs not recurring in 2017.

Other operating expense decreased by $10 million, primarily due to a decrease of $8 million in impairments and disposals of certain assets and equipment and a settlement gain of $2 million related to the resolution of a take or pay arrangement and certain sales and use tax refunds.

2016 Compared to 2015 Operating Results

In 2016, operating income decreased by $95 million, from an operating income of $11 million to an operating loss of $84 million. Cost of sales decreased by $49 million compared to 2015 primarily due to a decrease in net processing costs of $80 million, partially offset by $35 million in accelerated depreciation primarily related to certain long-lived assets mainly triggered by siloxane capacity transformation programs in Germany.

Selling, general and administrative expense increased by $62 million, compared to 2015 primarily due to $49 million in re-measurement of our pension and other postretirement liabilities. The incremental increase was driven by increased merit and incentive compensation, partially offset by various cost reduction actions. Research and development expense for 2016 decreased by $1 million compared to 2015 primarily related to the timing of new projects.

A summary of the components of depreciation and amortization expense on our consolidated statements of operations for the years ended December 31, 2016 and 2015 is as follows:

	Year Ended December 31,
	2016	2015
Cost of sales	$137	$105
Selling, general and administrative expense	48	48

Total depreciation and amortization expense	$185	$153

Restructuring and discrete costs for 2016 increased by $10 million compared to 2015 mainly due to costs arising from a fire at our Leverkusen, Germany facility and $13 million for one-time costs triggered by the siloxane capacity transformation programs. These were partially offset by $11 million in reduced severance costs compared to 2015.

Other operating expense increased by $17 million, primarily due to an increase of $11 million in impairments and disposals of certain assets and equipment. In addition, in 2015 there was a settlement gain of $6 million related to the resolution of a customer dispute.

Non-Operating Expense (Gain)

In 2017, total non-operating expense increased by $11 million, from an expense of $62 million to an expense of $73 million, compared to 2016. The increase was primarily due to the gain on extinguishment of Second Lien Notes not recurring in 2017.

In 2016, total non-operating expense decreased by $21 million, from an expense of $83 million to an expense of $62 million, compared to 2015. The decrease was primarily due to a gain of $9 million related to recovery of a tax claim from GE, $6 million due to lower reorganization expense in 2016 and $3 million in lower interest expense.

Income Tax Expense

On December 22, 2017, the Tax Cuts & Jobs Act (the “TCJA”) was enacted into law. The TCJA decreased the U.S. statutory tax rate for years beginning after December 31, 2017, and included other domestic and international tax provisions that affect the measurement of our deferred tax assets and liabilities. As a result, we revalued our deferred tax assets and liabilities as of December 31, 2017 and reduced our net deferred tax assets by $113 million, which was fully offset by a similar reduction in our valuation allowance. Please refer to detailed discussions on the TCJA in Note 10 to the Consolidated Financial Statements included elsewhere in this prospectus.

In 2017, income tax expense decreased by $3 million compared to 2016. The effective income tax rate was 100% for 2017 compared to (13%) for 2016. The change in the effective tax rate was primarily attributable to the amount and distribution of income and loss among the various jurisdictions in which we operate. The effective tax rate was also impacted by the movement in the valuation allowance. The valuation allowance, which relates principally to U.S. and certain non-U.S. deferred tax assets, was established and maintained based on our assessment that a portion of the deferred tax assets will likely not be realized. Due to fluctuations in pre-tax income or loss between jurisdictions with and without a valuation allowance established, our historical effective tax rates are likely not indicative of our future effective tax rates.

In 2016, income tax expense increased by $5 million compared to 2015. The effective income tax rate was (13%) for 2016 compared to (18%) for 2015. The change in the effective tax rate was primarily attributable to the amount and distribution of income and loss among the various jurisdictions in which we operate. The effective tax rate was also impacted by the movement in the valuation allowance. The valuation allowance, which relates principally to U.S. and certain non-U.S. deferred tax assets, was established and maintained based on our assessment that a portion of the deferred tax assets will likely not be realized.

For 2017, profits and losses incurred in foreign jurisdictions with statutory tax rates less than 35% (primarily China, Thailand and Japan) comprised the largest portion of the foreign rate differential. For 2016, China, Germany, and Thailand comprised the largest portion of the foreign rate differential. For 2015, China comprised the largest portion of the foreign rate differential.

We are recognizing the earnings of non-U.S. operations currently in our U.S. consolidated income tax return as of December 31, 2017 and are expecting that, with the exception of Germany and Japan, all earnings will be repatriated to the United States. We have accrued the incremental tax expense expected to be incurred upon the repatriation of these earnings. In addition, we have certain intercompany arrangements that, if settled, may trigger taxable gains or losses based on foreign currency exchange rates in place at the time of settlement. As a result, we are asserting permanent reinvestment with respect to certain intercompany arrangements considered indefinite. Since the currency translation impact is considered indefinite, we have not provided deferred taxes on gains of $9 million, which could result in a tax obligation of $3 million, based on currency exchange rates as of December 31, 2017. Should the intercompany arrangement be settled or we change our assertion, the actual tax impact will depend on the currency exchange rate at the time of settlement or change in assertion.

Other Comprehensive (Loss) Income

For the year ended December 31, 2017, foreign currency translation positively impacted other comprehensive income by $45 million, primarily due to the impact of the weakening of the U.S. dollar against other currencies. Also, for the year ended December 31, 2017, pension and postretirement benefit adjustments positively impacted other comprehensive income by $13 million, primarily due to the recognition of net prior service benefit related to the effect of certain plan provision changes.

For the year ended December 31, 2016, pension and postretirement benefit adjustments positively impacted other comprehensive income by $17 million, primarily due to the recognition of net prior service credit related to the effect of plan redesign triggered by certain changes to company sponsored post-retiree medical, dental, vision and life insurance benefit plans.

For the year ended December 31, 2015, foreign currency translation negatively impacted other comprehensive loss by $65 million, primarily due to the impact of the strengthening of the U.S. dollar against the euro. In 2015, pension and postretirement benefit negative impact on other comprehensive loss was $1 million due to the recognition of prior service costs in 2014 following provision changes to our U.S. pension plan.

Results of Operations by Segment

Following are net sales and Segment EBITDA by reportable segment. Segment EBITDA is defined as EBITDA (earnings before interest, income taxes, depreciation and amortization) adjusted for certain non-cash items and certain other income and expenses. Segment EBITDA is the primary performance measure used by our senior management, the chief operating decision-maker and the Board of Directors to evaluate operating results and allocate capital resources among segments. Segment EBITDA is also a principle profitability measure used to set management and executive incentive compensation goals. Segment EBITDA should not be considered a substitute for net income (loss) or other results reported in accordance with U.S. GAAP. Segment EBITDA may not be comparable to similarly titled measures reported by other companies.

	Year Ended December 31,
	2017	2016	2015
Net Sales(1):
Performance Additives	$900	$849	$835
Formulated and Basic Silicones	1,229	1,212	1,277
Quartz Technologies	202	172	177

Total	$2,331	$2,233	$2,289

Segment EBITDA:
Performance Additives	$188	$187	$176
Formulated and Basic Silicones	105	70	25
Quartz Technologies	40	20	27
Corporate	(40)	(39)	(33)

Total	$293	$238	$194

(1)	Inter-segment sales are not significant and, as such, are eliminated within the selling segment.

2017 Compared to 2016 Segment Results

Following is an analysis of the percentage change in sales by segment from 2016 to 2017:

	Volume	Price/Mix	Currency Translation	Total
Performance Additives	7%	(1)%	—%	6%
Formulated and Basic Silicones	(4)%	5%	—%	1%
Quartz Technologies	18%	— %	—%	18%

Performance Additives

Net sales in 2017 increased $51 million, or 6% compared to 2016. This increase was primarily due to a volume increase of $59 million related to demand in consumer, automotive, and personal care markets reflecting our growth initiatives across our entire portfolio, and $4 million due to the weakening of the U.S. dollar against other currencies, offset by adverse price/mix variance of $12 million.

Segment EBITDA in 2017 increased by $1 million to $188 million compared to 2016. The increase was impacted by a temporary raw material lead-lag being addressed by pricing actions and the one-time impact of Hurricane Harvey.

Formulated and Basic Silicones

Net sales in 2017 increased $17 million or 1%, compared to 2016. This increase was primarily driven by a favorable mix/price shift of $58 million towards higher-margin products versus less profitable commodity products and $2 million due to the weakening of the U.S. dollar against other currencies, offset by volume decrease of $43 million related to our intentional efforts to reduce under-performing siloxane derivative products. The intentional volume decline masked specialties growth, driven by increased demand in electronic materials, elastomers, sealants, and coatings end markets. The mix/price increase was substantially all due to mix, as the pricing actions taken in the fourth quarter of 2017 are expected to impact results in 2018.

Segment EBITDA in 2017 increased by $35 million to $105 million compared to 2016. This increase was primarily due to higher sales of higher margin products and improved demand in automotive, consumer products, and electronic markets, improved efficiencies and raw material deflation.

Quartz Technologies

Net sales in 2017 increased $30 million, or 18%, compared to 2016. The increase was primarily due to an increase in sales volume of $30 million, mainly driven by improved demand in semiconductor and aerospace end markets.

Segment EBITDA in 2017 increased by $20 million to $40 million compared to 2016. This increase was primarily due to the sales volume increase, operating leverage, and improved manufacturing efficiencies. Fiscal year 2017 also reflects full benefit of 2016 restructuring initiatives.

Corporate

Corporate charges are primarily general and administrative expenses that are not allocated to the segments, such as shared service and administrative functions. Compared to 2016, Corporate charges increased by $1 million to $40 million, mainly due to increase in employee headcount and related compensation expenses.

2016 Compared to 2015 Segment Results

Following is an analysis of the percentage change in sales by segment from 2015 to 2016:

	Volume	Price/Mix	Currency Translation	Total
Performance Additives	6%	(4)%	—%	2%
Formulated and Basic Silicones	(5)%	— %	—%	(5)%
Quartz Technologies	(4)%	— %	1%	(3)%

Performance Additives

Net sales in 2016 increased $14 million, or 2%, compared to 2015. This increase was primarily due to a volume increase of $47 million driven by demand in consumer, automotive, construction, and industrial markets, partially offset by negative price and mix shift of $32 million, caused by declines in agriculture and oil and gas markets, and $1 million due to the strengthening U.S. dollar.

Segment EBITDA in 2016 increased by $11 million to $187 million compared to 2015. This increase was primarily due to higher sales, production efficiencies and raw material deflation.

Formulated and Basic Silicones

Net sales in 2016 decreased $65 million, or 5%, compared to 2015. This decrease was primarily due to volume decrease of $62 million due to our intentional efforts to reduce under-performing siloxane derivative products and negative price and mix shift of $4 million partially offset by $1 million of exchange rate fluctuations.

Segment EBITDA in 2016 increased by $45 million to $70 million compared to 2015. This increase was primarily due to our intentional efforts to reduce under-performing siloxane derivative products, production efficiencies and raw material deflation.

Quartz Technologies

Net sales in 2016 decreased $5 million, or 3%, compared to 2015. The decrease was primarily due to a volume decrease of $7 million caused by softening of the end user demand primarily due to declines in the semiconductor market offset by favorable currency impacts.

Segment EBITDA in 2016 decreased by $7 million to $20 million compared to 2015. The decrease was primarily due to the inclusion of a one-time settlement gain of $6 million related to the resolution of customer dispute in the first quarter of 2015.

Corporate

Corporate charges are corporate, general and administrative expenses that are not allocated to the other segments, such as certain shared service and administrative functions. Compared to 2015, Corporate charges increased by $5 million to $39 million, mainly due to merit increase and higher incentive based compensation.

Reconciliation of Net Income (Loss) to Segment EBITDA:

	Year Ended December 31,
(dollars in millions)	2017	2016	2015
Net income (loss)	$—	$(163)	$(83)
Interest expense, net	80	76	79
Income tax expense	15	18	13
Depreciation and amortization	154	185	153
Gain on extinguishment and exchange of debt	—	(9)	(7)
Items not included in Segment EBITDA:
Non-cash charges and other income and expense	$12	$26	$15
Unrealized (gains) losses on pension and postretirement benefits	(5)	33	(16)
Restructuring and discrete costs	36	70	32
Reorganization items, net	1	2	8

Segment EBITDA	$293	$238	$194

Items Not Included in Segment EBITDA

Not included in Segment EBITDA are certain non-cash and other income and expenses.

For the years ended December 31, 2017, 2016 and 2015, non-cash charges primarily included asset impairment charges, loss due to scrapping of certain assets, stock based compensation expense, and net foreign exchange transaction gains and losses related to certain intercompany arrangements.

For the years ended December 31, 2017, 2016 and 2015, unrealized (gains) on pension and postretirement benefits represented non-cash actuarial losses recognized upon the re-measurement of our pension and postretirement benefit obligations.

Restructuring and discrete costs for all periods primarily included expenses from restructuring and integration. For the years ended December 31, 2017 and 2016, these amounts included costs arising from the work stoppage inclusive of unfavorable manufacturing variances at our Waterford, New York facility. For the year ended December 31, 2017, these costs also included a gain of $24 million related to insurance reimbursement related to fire damage at our Leverkusen, Germany facility and $3 million related to a postponed offering of our securities. For the year ended December 31, 2016, these costs also included exit costs due to siloxane capacity transformation programs at our Leverkusen, Germany facility, loss of $10 million due to a fire at our Leverkusen, Germany facility, and recovery of Italian tax claims from GE.

Reorganization items, net represent incremental costs incurred directly as a result of the Bankruptcy Filing. For the years ended December 31, 2017, 2016 and 2015 these amounts were primarily related to certain professional fees.

Segment Realignment

The Financial Standards Accounting Board Accounting Standards Codification Topic 280, Segment Reporting, defines operating segments as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

In the third quarter of 2017, we reorganized our segment structure and bifurcated our Silicones segment into Performance Additives and Formulated and Basic Silicones to better reflect our specialty chemical portfolio and related performance. This reorganization included a change in our operating segments from two to four segments. We reorganized to the new four segments model, by implementing the following:

•	financial information is prepared separately and regularly for each of the four segments; and

•	the CEO would regularly review the results of operations and assesses the performance of each of these segments.

Our operations were previously organized in two segments: Silicones and Quartz. The four segments model is composed of the following:

•	a new Performance Additives segment realigned from the former Silicones Segment;

•	a new Formulated and Basic Silicones segment realigned from the former Silicones segment;

•	a Quartz Technologies segment, which has been renamed from the existing Quartz segment; and

•	a Corporate segment.

Liquidity and Capital Resources

Our primary sources of liquidity are cash on hand, cash flows from operations and funds available under the ABL Facility. Our primary continuing liquidity needs are to finance our working capital, debt service and capital expenditures.

At December 31, 2017, we had $1,228 million of outstanding indebtedness (with a face value of $1,338 million). In addition, at December 31, 2017, we had $387 million in liquidity consisting of the following:

•	$173 million of unrestricted cash and cash equivalents (of which $158 million is maintained in foreign jurisdictions); and

•	$214 million of availability under the ABL Facility ($270 million borrowing base, less $56 million of outstanding letters of credit and subject to a fixed charge coverage ratio of 1.0 to 1.0 that will only apply if our availability is less than the greater of (a) 12.5% of the lesser of the borrowing base and the total ABL Facility commitments at such time and (b) $27 million).

In the fourth quarter of 2015 and first quarter of 2016, we initiated a debt buyback program and repurchased $48 million in aggregate principal amount of our Second Lien Notes for approximately $26 million, resulting in a net gain of $16 million. All repurchased notes were canceled at the time of repurchase, reducing the aggregate principal amount of these notes outstanding from $250 million at the end of third quarter of 2015 to $202 million as of December 31, 2016.

Our net working capital (defined as accounts receivable and inventories less accounts payable) at December 31, 2017 and 2016 was $482 million and $432 million, respectively. A summary of the components of our net working capital as of December 31, 2017 and 2016 is as follows:

	December 31, 2017	% of LTM Net Sales	December 31, 2016	% of LTM Net Sales
Accounts receivable	$323	14%	$280	13%
Inventories	445	19%	390	17%
Accounts payable	(286)	(12)%	(238)	(11)%

Net working capital	$482	21%	$432	19%

The increase in net working capital of $50 million from December 31, 2016 was due to an increase in accounts receivable because of timing of sales in the period and increased inventory to meet forecast volume, offset by an increase in accounts payable due to strategic efforts to improve payment terms. Exchange rate fluctuations of $21 million due to the weakening of the U.S. dollar against the euro and Japanese yen also contributed to this increase in net working capital.

We remain focused on driving positive free cash flow in 2018 through our global cost control initiatives and aggressively managing net working capital. To minimize the impact of net working capital on cash flows, we continue to review inventory safety stock levels where possible. We also continue to focus on receivable collections by accelerating receipts through the sale of receivables at a discount.

We have the ability to borrow from the ABL Facility to support our short-term liquidity requirements, particularly when net working capital requirements increase in response to seasonality of our volumes in the summer months. As of December 31, 2017, we had no outstanding borrowings under the ABL Facility.

On March 2, 2018, we amended the ABL Facility to increase the commitments under the ABL Facility by $30 million for an aggregate principal total of $300 million and extend the maturity of the ABL Facility from October 2019 to March 2, 2023, subject to a springing maturity 91 days prior to the scheduled maturity date for each of the First Lien Notes and the Second Lien Notes if the principal amount outstanding for such series of notes exceeds $50 million.

2018 Outlook

We believe we are favorably positioned to fund our ongoing liquidity requirements. We believe that due to our businesses operating cash flows as well as our $387 million of liquidity in the form of cash and our ABL facility, our long-term debt maturities in 2021 and 2022, and our annual debt service costs of approximately $55 million, our business has adequate capital resources to meet material commitments coming due during the next 12-month period. We are well positioned to make strategic capital investments, leverage our leadership positions with both our customers and suppliers, optimize our portfolio and drive new growth programs. Our business is impacted by general economic and industrial conditions, including general industrial production, automotive builds, housing starts, construction activity, consumer spending and semiconductor capital equipment investment, and these factors could have negative effects to our liquidity. Our business has both geographic and end market diversity, which often reduces the impact of any one of these factors on our overall performance.

Capital spending in 2018 is expected to be approximately $125 million, approximately $45 million of which relates to certain growth and productivity projects. We remain focused on continuing to balance opportunistic and accretive growth investments with our commitment to continued de-leveraging and maintaining significant financial flexibility.

We expect to have adequate liquidity to fund our operations for the foreseeable future from cash on our balance sheet, cash flows provided by operating activities and amounts available for borrowings under the ABL Facility.

Debt Repurchases and Other Transactions

From time to time, depending upon market, pricing and other conditions, as well as on our cash balances and liquidity, we or our affiliates may seek to acquire (and have acquired) our outstanding equity and/or debt securities or other indebtedness of the Company through open market purchases, privately negotiated transactions, tender offers, redemption or otherwise, upon such terms and at such prices as we or our affiliates may determine (or as may be provided for in the indentures governing our notes if applicable), for cash or other consideration. For example, in the fourth quarter of 2015 and first quarter of 2016, we repurchased $48 million in aggregate principal amount of our Second Lien Notes for approximately $26 million, resulting in a net gain of $16 million. All repurchased notes were canceled at the time of repurchase, reducing the aggregate principal amount of these notes outstanding from $250 million at the end of third quarter of 2015 to $202 million as of

December 31, 2016. In addition, we have considered and will continue to evaluate potential transactions to reduce net debt, such as debt for debt exchanges and other transactions. There can be no assurance as to which, if any, of these alternatives or combinations thereof we or our affiliates may choose to pursue in the future as the pursuit of any alternative will depend upon numerous factors such as market conditions, our financial performance and the limitations applicable to such transactions under our financing documents.

Sources and Uses of Cash

Following are highlights from our Consolidated Statements of Cash Flows:

	Year Ended December 31,
	2017	2016	2015
Sources (uses) of cash:
Operating activities	$113	$142	$128
Investing activities	(168)	(117)	(116)
Financing activities	(1)	(16)	(10)
Effect of exchange rates on cash flow	5	(2)	(8)

Net (decrease) increase in cash and cash equivalents	$(51)	$7	$(6)

Operating Activities

In 2017, operations generated $113 million of cash. Net income of $0 million, included $168 million net non-cash items, of which $154 million was for depreciation and amortization, $25 million for amortization of debt discount costs, $4 million related to stock-based compensation expense, and $14 million due to loss on impaired and scrapped assets offset by: $5 million of unrealized losses related to the re-measurement of our retirement benefit obligations, $6 million of unrealized foreign currency gains, $9 million related to capital reimbursed from insurance proceeds and $9 million related to deferred income tax benefit. Net working capital used $25 million of cash primarily, due to an increase of $30 million in accounts receivable because of timing of sales in the period and an increase in inventories of $36 million to meet forecast volume, offset by an increase in accounts payable of $41 million due to strategic efforts to improve payment terms. Changes in other assets and liabilities that primarily included interest expense, taxes and pension plan contributions were driven by the timing of when items were expensed versus paid and impact of foreign currency fluctuations.

In 2016, operations generated $142 million of cash. Net loss of $163 million, included $234 million of net non-cash items, of which $185 million was for depreciation and amortization, $33 million of unrealized losses related to the re-measurement of our pension benefit liabilities, $23 million for amortization of debt discount costs, offset by: $12 million due to loss on impaired assets, $3 million of unrealized foreign currency gains, and $9 million related to gain on the extinguishment of debt. Net working capital generated $7 million of cash primarily driven by customer mix and timing of collections and strategic investment in profitable products, safety stock increase to support our Leverkusen, Germany site transformation and due to the strike at our Waterford, New York site. Changes in other assets and liabilities, due to/from affiliates and income taxes payable are driven by the timing of when items were expensed versus paid, which primarily included incentive compensation, certain liabilities related to siloxane capacity transformation programs, interest expense, pension plan contributions and taxes.

In 2015, operations generated $128 million of cash. Net loss of $83 million included $147 million of net non-cash items, of which mainly $153 million was for depreciation and amortization and $22 million was for amortization of debt discount costs, offset primarily by $10 million of unrealized foreign currency gains, $16 million of unrealized gains related to the re-measurement and curtailment related to our pension liabilities and $7 million related to gain on the extinguishment of debt. Net working capital generated $30 million of cash driven by customer mix and timing of collections as well as a decrease in accounts payable due to longer payment terms with vendors following our emergence from Chapter 11. Changes in other assets and liabilities, due to/from affiliates and income taxes payable are driven by the timing of when items were expensed versus paid, which primarily included interest expense, pension plan contributions and taxes.

Investing Activities

In 2017, investing activities used $168 million of cash, primarily due to $161 million related to ongoing capital expenditures, net of $9 million of capital reimbursed from insurance proceeds and $9 million related to our acquisition of a business. Capital expenditures used $73 million related to growth and productivity initiatives and the remaining $88 million related to maintenance, environmental, health and safety compliance.

In 2016, investing activities used $117 million of cash. We spent $117 million for ongoing capital expenditures, out of which $46 million related to growth and productivity initiatives and the remaining $71 million related to maintenance, environmental, health and safety compliance.

In 2015, investing activities used $116 million of cash. We spent $115 million for ongoing capital expenditures, out of which $29 million related to growth and productivity initiatives and the remaining $86 million related to maintenance, environmental, health and safety compliance.

Financing Activities

In 2017, Momentive used $1 million related to net short-term debt.

In 2016, financing activities used $16 million of cash, mainly due to the buyback of $29 million in aggregate principal amount of our Second Lien Notes for $16 million.

In 2015, financing activities used $10 million of cash, mainly due to the buyback of $19 million in aggregate principal amount of our Second Lien Notes for $10 million.

At December 31, 2017, there were $56 million in outstanding letters of credit and no borrowings outstanding under our ABL Facility, leaving unused borrowing capacity of $214 million.

The credit agreement governing the ABL Facility contains various restrictive covenants that prohibit us and/or restrict our ability to prepay indebtedness, including our First Lien Notes and Second Lien Notes (collectively, the “notes”). In addition, the credit agreement governing the ABL Facility and the indentures governing our notes, among other things, restrict our ability to incur indebtedness or liens, make investments or declare or pay any dividends. However, all of these restrictions are subject to exceptions.

There are certain restrictions on the ability of certain of our subsidiaries to transfer funds to the parent of such subsidiaries in the form of cash dividends, loans or otherwise, which primarily arise as a result of certain foreign government regulations or as a result of restrictions within certain subsidiaries’ financing agreements that limit such transfers to the amounts of available earnings and profits or otherwise limit the amount of dividends that can be distributed. In either case, we have alternative methods to obtain cash from these subsidiaries in the form of intercompany loans and/or returns of capital in such instances where payment of dividends is limited to the extent of earnings and profits.

We are recognizing the earnings of non-U.S. operations currently in our U.S. consolidated income tax return as of December 31, 2017 and are expecting that, with the exception of Germany and Japan, all earnings will be repatriated to the United States. We have accrued the incremental tax expense expected to be incurred upon the repatriation of these earnings. In addition, we have certain intercompany arrangements that, if settled, may trigger taxable gains or losses based on foreign currency exchange rates in place at the time of settlement. As a result, we are asserting permanent reinvestment with respect to certain intercompany arrangements considered indefinite. Since the currency translation impact is considered indefinite, we have not provided deferred taxes on gains of $9 million, which could result in a tax obligation of $3 million, based on currency exchange rates as of December 31, 2017. Should the intercompany arrangement be settled or we change our assertion, the actual tax impact will depend on the currency exchange rate at the time of settlement or change in assertion.

Covenants Under the ABL Facility and the Notes

The instruments that govern our indebtedness contain, among other provisions, restrictive covenants (and incurrence tests in certain cases) regarding indebtedness, dividends and distributions, mergers and acquisitions, asset sales, affiliate transactions, capital expenditures and, under certain circumstances, the maintenance of a fixed charge coverage ratio, as further described below. Payment of borrowings under the ABL Facility and our notes may be accelerated if there is an event of default as determined under the governing debt instrument. Events of default under the credit agreement governing the ABL Facility include the failure to pay principal and interest when due, a material breach of a representation or warranty, events of bankruptcy, a change of control and most covenant defaults. Events of default under the indentures governing our notes include the failure to pay principal and interest, a failure to comply with covenants, subject to a 30-day grace period in certain instances, and certain events of bankruptcy.

The ABL Facility does not have any financial maintenance covenant other than a minimum fixed charge coverage ratio of 1.0 to 1.0 that would only apply if our availability under the ABL Facility at any time was less than the greater of (a) 12.5% of the lesser of the borrowing base and the total ABL Facility commitments at such time and (b) $27 million. The fixed charge coverage ratio (the “Fixed Charge Coverage Ratio”) is generally defined as the ratio of (a) Adjusted EBITDA minus non-financed capital expenditures and cash taxes to (b) debt service plus cash interest expense plus certain restricted payments, each measured on a last twelve months, or LTM, basis and calculated as of the last day of the applicable fiscal quarter.

In addition to the financial maintenance covenant described above, we are also subject to certain incurrence tests under the indentures governing our notes that restrict our ability to take certain actions if we are unable to meet specified ratios. For instance, the indentures governing our notes contain an incurrence test that restricts our ability to incur indebtedness or make investments, among other actions, if we do not maintain an Adjusted EBITDA to Fixed Charges ratio (measured on a LTM basis) of at least 2.0 to 1.0. The Adjusted EBITDA to Fixed Charges ratio under the indentures is generally defined as the ratio of (a) Adjusted EBITDA to (b) net interest expense excluding the amortization or write-off of deferred financing costs, each measured on a LTM basis. The restrictions on our ability to incur indebtedness or make investments under the indentures that apply as a result, however, are subject to exceptions, including exceptions that permit indebtedness under the ABL Facility.

At December 31, 2017, we were in compliance with all covenants under the credit agreement governing the ABL Facility and under the indentures governing the notes.

Adjusted EBITDA is defined as EBITDA adjusted for certain non-cash and certain non-recurring items and other adjustments calculated on a pro-forma basis, including the expected future cost savings from business optimization or other programs and the expected future impact of acquisitions, in each case as determined under the governing debt instrument. We believe that including the supplemental adjustments that are made to calculate Adjusted EBITDA provides additional information to investors about our ability to comply with our financial covenants and to obtain additional debt in the future. Adjusted EBITDA, like EBITDA and Segment EBITDA, is not a defined term under U.S. GAAP. Adjusted EBITDA is not a measure of financial condition, liquidity or profitability, and should not be considered as an alternative to net income (loss) determined in accordance with U.S. GAAP or operating cash flows determined in accordance with U.S. GAAP. Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not take into account certain items such as interest and principal payments on our indebtedness, depreciation and amortization expense (because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue), working capital needs, tax payments (because the payment of taxes is part of our operations, it is a necessary element of our costs and ability to operate), non-recurring expenses and capital expenditures. Fixed Charges under the indentures should not be considered as an alternative to interest expense.

The following table reconciles MPM’s Net income to EBITDA and Adjusted EBITDA, and calculates the ratio of Adjusted EBITDA to Fixed Charges and Pro forma Fixed Charge Coverage Ratio as calculated under our indentures and the ABL Facility for the period presented:

Year Ended December 31, 2017
Net income	$1
Interest expense, net	80
Income tax expense	15
Depreciation and amortization	154
EBITDA	250
Adjustments to EBITDA:
Restructuring and discrete costs(a)	36
Reorganization items, net(b)	1
Unrealized gains on pension and postretirement benefits(c)	(5)
Pro forma cost savings(d)	3
Acquisitions(e)	1
Non-cash charges(f)	12

Adjusted EBITDA(g)	$298

Adjusted EBITDA less Capital Expenditures and Cash Taxes	$113

Pro forma fixed charges(h)	$56

Ratio of Adjusted EBITDA to Fixed Charges(i)	5.32

Pro forma Fixed Charge Coverage Ratio(j)	2.02

(a)	Primarily includes expenses related to our global restructuring program, siloxane production transformation, work stoppage and certain other non-operating income and expenses.
(b)	Represents professional fees related to our reorganization.
(c)	Represents non-cash actuarial gains resulting from pension and postretirement liability curtailment and re-measurements.
(d)	Represents estimated cost savings, on a pro forma basis, from initiatives implemented or being implemented by management.
(e)	Reflects pro forma unrealized EBITDA related to Momentive’s acquisition of the operating assets of Sea Lion Technology, Inc. as if the business was acquired at the beginning of the LTM period.
(f)	Non-cash charges primarily include the effects of foreign exchange gains and losses and impacts of asset impairments and disposals, and stock-based compensation expense.
(g)	Effective September 30, 2017, our Nantong, China subsidiary was no longer designated as an Unrestricted Subsidiary under the ABL Facility and the indentures that govern our notes, resulting in an increase of $15 million in Adjusted EBITDA.
(h)	Reflects pro forma interest expense based on outstanding indebtedness and interest rates at December 31, 2017 adjusted for applicable restricted payments.
(i)	MPM’s ability to incur additional indebtedness, among other actions, is restricted under the indentures governing our notes, unless MPM has an Adjusted EBITDA to Fixed Charges ratio of at least 2.0 to 1.0. As of December 31, 2017, we were able to satisfy this test and incur additional indebtedness under these indentures.

(j)	Represents Pro forma Fixed Charge Coverage Ratio as defined in the credit agreement for the ABL Facility. If the availability under the ABL Facility is less than the greater of (a) 12.5% of the lesser of the borrowing base and the total ABL Facility commitments at such time and, (b) $27 million, then such ratio must be greater than 1.0 to 1.0.

Off-Balance Sheet Arrangements

At December 31, 2017, we had no off-balance sheet arrangements.

Contractual Obligations

The following table presents our contractual cash obligations at December 31, 2017. Our contractual cash obligations consist of legal commitments at December 31, 2017 that require us to make fixed or determinable cash payments, regardless of the contractual requirements of the specific vendor to provide us with future goods or services. This table does not include information about most of our recurring purchases of materials used in our production; our raw material purchase contracts do not meet this definition since they generally do not require fixed or minimum quantities. Contracts with cancellation clauses are not included, unless a cancellation would result in a major disruption to our business. These contractual obligations are grouped in the same manner as they are classified in the Consolidated Statements of Cash Flows in order to provide a better understanding of the nature of the obligations.

	Payments Due By Year
Contractual Obligations	2018	2019	2020	2021	2022	2023 and beyond	Total
Operating activities:
Purchase obligations(1)	$146	$143	$110	$85	$82	$328	$894
Interest on fixed rate debt obligations	53	52	52	44	3	—	204
Operating lease obligations	18	14	12	10	7	10	71
Funding of pension and other postretirement obligations(2)	25	26	26	28	31	—	136
Financing activities:
Long-term debt, including current maturities(3)	36	—	—	1,100	202	—	1,338

Total	$278	$235	$200	$1,267	$325	$338	$2,643

(1)	Purchase obligations are comprised of the fixed or minimum amounts of goods and/or services under long-term contracts and assumes that certain contracts are terminated in accordance with their terms after giving the requisite notice which is generally two to three years for most of these contracts; however, under certain circumstances, some of these minimum commitment term periods could be further reduced which would significantly decrease these contractual obligations.
(2)	Pension and other postretirement contributions have been included in the above table for the next five years. These amounts include estimated benefit payments to be made for unfunded foreign defined benefit pension plans as well as estimated contributions to our funded defined benefit plans. The assumptions used by our actuaries in calculating these projections includes a weighted average annual return on pension assets of approximately 6% for the years 2018-2022 and the continuation of current law and plan provisions. These estimated payments may vary based on the actual return on our plan assets or changes in current law or plan provisions. See Note 12 to the Consolidated Financial Statements included elsewhere in this prospectus for more information on our pension and postretirement obligations.
(3)	Long-term debt amounts above represent gross repayments, and are exclusive of any unamortized debt discounts.

The table above excludes payments for income taxes and environmental obligations since, at this time, we cannot determine either the timing or the amounts of all payments beyond 2017. At December 31, 2017, we recorded unrecognized tax benefits and related interest and penalties of $39 million. We estimate that we will pay approximately $25 million in 2018 for local, state and international income taxes. See Notes 10 and 11 to the Consolidated Financial Statements included elsewhere in this prospectus for more information on these obligations.

Critical Accounting Estimates

In preparing our financial statements in conformity with accounting principles generally accepted in the United States, we have to make estimates and assumptions about future events that affect the amounts of reported assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Some of these accounting policies require the application of significant judgment by management to select the appropriate assumptions to determine these estimates. By their nature, these judgments are subject to an inherent degree of uncertainty; therefore, actual results may differ significantly from estimated results. We base these judgments on our historical experience, advice from experienced consultants, forecasts and other available information, as appropriate. Our significant accounting policies are more fully described in Note 2 to the Consolidated Financial Statements included elsewhere in this prospectus.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment dates. Deferred tax assets are subject to valuation allowances based upon management’s estimates of realizability.

At December 31, 2017 and 2016, we had valuation allowances of $371 million and $484 million, respectively, against our deferred income tax assets. At December 31, 2017, we had a $181 million valuation allowance against a portion of our net U.S. federal and state deferred tax assets, as well as a valuation allowance of $190 million against a portion of our net foreign deferred income tax assets, primarily in Germany and Japan. At December 31, 2016, we had a $297 million valuation allowance against all of our net U.S. federal and state deferred tax assets, as well as a valuation allowance of $187 million against a portion of our net foreign deferred income tax assets, primarily in Germany and Japan. The valuation allowances require an assessment of both negative and positive evidence, such as operating results during the most recent three-year period. This evidence is given more weight than our expectations of future profitability, which are inherently uncertain.

We considered all available evidence, both positive and negative, in assessing the need for a valuation allowance for deferred tax assets. The Company evaluated four possible sources of taxable income when assessing the realization of deferred tax assets:

•	Taxable income in prior carryback years;

•	Future reversal of existing taxable temporary differences;

•	Tax planning strategies; and

•	Future taxable income exclusive of reversing temporary differences and carryforwards.

The accounting guidance for uncertainty in income taxes is recognized in the financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in its tax return. We also apply the guidance relating to de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The calculation of our income tax liabilities involves dealing with uncertainties in the application of complex domestic and foreign income tax regulations. Unrecognized tax benefits are generated when there are differences between tax positions taken in a tax return and amounts recognized in the Consolidated Financial Statements. Tax benefits are recognized in the Consolidated Financial Statements when it is more likely than not that a tax position will be sustained upon examination. Tax benefits are measured as the largest amount of benefit that is greater than 50% likely to be realized upon settlement. To the extent we prevail in matters for which liabilities have been established, or are required to pay amounts in excess of our liabilities, our effective income tax rate in a given period could be materially impacted. An unfavorable income tax settlement would require the use of cash and result in an increase in our effective income tax rate in the year it is resolved. A favorable income tax settlement would be recognized as a reduction in the effective income tax rate in the year of resolution. At December 31, 2017 and 2016, we recorded unrecognized tax benefits and related interest and penalties of $39 million and $45 million, respectively.

Pensions

The amounts that we recognize in our financial statements for pension benefit obligations are determined by actuarial valuations. Inherent in these valuations are certain assumptions, the more significant of which are:

•	The weighted average rate used for discounting the liability;

•	The weighted average expected long-term rate of return on pension plan assets;

•	The method used to determine market-related value of pension plan assets;

•	The weighted average rate of future salary increases; and

•	The anticipated mortality rate tables.

The discount rate reflects the rate at which pensions could be effectively settled. When selecting a discount rate, our actuaries provide us with a cash flow model that uses the yields of high-grade corporate bonds with maturities consistent with our anticipated cash flow projections.

The expected long-term rate of return on plan assets is determined based on the various plans’ current and projected asset mix. To determine the expected overall long-term rate of return on assets, we take into account the rates on long-term debt investments that are held in the portfolio, as well as expected trends in the equity markets, for plans including equity securities.

The rate of increase in future compensation levels is determined based on salary and wage trends in the chemical and other similar industries, as well as our specific compensation targets.

The mortality tables that are used represent the best estimated mortality projections for each particular country and reflect projected mortality improvements.

We believe the current assumptions used to estimate plan obligations and pension expense are appropriate in the current economic environment. However, as economic conditions change, we may change some of our assumptions, which could have a material impact on our financial condition and results of operations.

The following table presents the sensitivity of our projected pension benefit obligation (“PBO”), accumulated benefit obligation (“ABO”), and 2018 pension expense to the following changes in key assumptions:

	Increase / (Decrease) at December 31, 2017		Increase / (Decrease)
	PBO	ABO	2018 Expense
Assumption:
Increase in discount rate of 0.5%	$(42)	$(40)	$(1)
Decrease in discount rate of 0.5%	48	45	1
Increase in estimated return on assets of 1.0%			(2)
Decrease in estimated return on assets of 1.0%			$2

For the relative asset allocations of plan assets in each investment category see Note 12 to the Consolidated Financial Statements included elsewhere in this prospectus.

Impairment of Long-Lived Assets, Goodwill and Other Intangible Assets

As events warrant, we evaluate the recoverability of long-lived assets, other than goodwill and other indefinite-lived intangibles, by assessing whether the carrying value can be recovered over their remaining useful lives through the expected future undiscounted operating cash flows of the underlying asset groups. Impairment indicators include, but are not limited to, a significant decrease in the market price of a long-lived asset; a significant adverse change in the manner in which the asset is being used or in its physical condition; a significant adverse change in legal factors or the business climate that could affect the value of a long-lived asset; an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset; current period operating or cash flow losses combined with a history of operating or cash flow losses associated with the use of the asset; or a current expectation that it is more likely than not that a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. As a result, future decisions to change our manufacturing process, exit certain businesses, reduce excess capacity, temporarily idle facilities and close facilities could result in material impairment charges. Long-lived assets are grouped together at the lowest level for which identifiable cash flows are largely independent of cash flows of other groups of long-lived assets. Any impairment loss that may be required is determined by comparing the carrying value of the assets to their estimated fair value.

We perform an annual assessment of qualitative factors to determine whether the existence of any events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than the carrying amount of the reporting unit’s net assets. If, after assessing all events and circumstances, we determine it is more likely than not that the fair value of a reporting unit is less than the carrying amount of the reporting unit’s net assets, we use a probability weighted market and income approach to estimate the fair value of the reporting unit. Our market approach is a comparable analysis technique commonly used in the investment banking and private equity industries based on the EBITDA multiple technique. Under this technique, estimated fair value is the result of a market based EBITDA multiple that is applied to an appropriate historical EBITDA amount, adjusted for the additional fair value that would be assigned by a market participant obtaining control over the reporting unit. Our income approach is a discounted cash flow model. The discounted cash flow model requires management to project revenues, operating expenses, working capital investment, capital spending and cash flows over a multiyear period, as well as determine the weighted average cost of capital to be used as a discount rate. Applying this discount rate to the multiyear projections provides an estimate of fair value for the reporting unit. The discounted cash flow model does not include cash flows related to interest payments and debt service, as the related debt has not been pushed down to the reporting unit level. Our reporting units for the evaluation of our goodwill recoverability are our following operating segments: Performance Additives, Formulated and Basic Silicones, and Quartz Technologies.

At October 1, 2017, the fair value of all reporting units exceeded the carrying value by more than 10%. It is possible that the conclusions regarding the impairment or recoverability of goodwill at either reporting unit could change in future periods if, for example, the reporting unit does not perform as projected, the results of strategic plans and certain cost saving initiatives are not fully achieved, or the overall economic or business conditions are worse than current assumptions (including inputs to the discount rate or market based EBITDA multiples). If our assumptions and related estimates change in the future, or if we change our reporting structure or other events and circumstances change, we may be required to record impairment charges in future periods. Any impairment charges that we may take in the future could be material to our results of operations and financial condition.

Recently Issued Accounting Standards

The nature and impact of recent accounting pronouncements is discussed in Note 2 to the Consolidated Financial Statements included elsewhere in this prospectus, which is incorporated herein by reference.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks arising from our normal business activities. These market risks principally involve the possibility of changes in interest rates, currency exchange rates or commodity prices that would adversely affect the value of our financial assets and liabilities or future cash flows and earnings. Market risk is the potential loss arising from adverse changes in market rates and prices.

Foreign Exchange Risk

Our international operations accounted for approximately 66% of our net sales in 2017, 67% in 2016 and 66% in 2015. As a result, we have significant exposure to foreign exchange risk related to transactions that can potentially be denominated in many foreign currencies, which are offset by the Company’s global manufacturing presence throughout the world. These transactions include foreign currency denominated imports and exports of raw materials and finished goods (both intercompany and third party) and loan repayments. The functional currency of our operating subsidiaries is generally the related local currency.

We aim to reduce foreign currency cash flow exposure due to exchange rate fluctuations by hedging foreign currency transactions when economically feasible. Our use of forward and option contracts is designed to protect our cash flows against unfavorable movements in exchange rates, to the extent of the amount under contract. We do not attempt to hedge foreign currency exposure in a manner that would entirely eliminate the effect of changes in foreign currency exchange rates on net income and cash flow. We do not speculate in foreign currency, nor do we hedge the foreign currency translation of our international businesses to the U.S. dollar for purposes of consolidating our financial results or other foreign currency net asset or liability positions. The counter-parties to our hedge contracts are financial institutions with investment-grade credit ratings.

Our foreign exchange risk is also mitigated because we operate in many foreign countries, which reduces the concentration of risk in any one currency. In addition, certain of our foreign operations have limited imports and exports, which reduces the potential impact of foreign currency exchange rate fluctuations.

Interest Rate Risk

As of December 31, 2017, none of our borrowings were at variable interest rates. If we make borrowings at variable interest rates in the future, we will be subject to the variations in interest rates in respect of our variable rate debt. While we may enter into agreements intending to limit our exposure to higher interest rates, any such agreements may not offer complete protection from this risk.

Following is a summary of our outstanding debt as of December 31, 2017 and 2016. The fair value of our publicly held debt is based on the price at which the bonds are traded or quoted at December 31, 2017 and 2016.

All other debt fair values are based on other similar financial instruments, or based upon interest rates that are currently available to us for the issuance of debt with similar terms and maturities.

(dollars in millions, except percentages)	2017			2016
Year	Debt Maturities	Weighted Average Interest Rate(1)	Fair Value	Debt Maturities	Weighted Average Interest Rate(1)	Fair Value
2017				$36	4.1%	$36
2018	$36	4.1%	$36	—	—%	—
2019	—	—%	—	—	—%	—
2020	—	—%	—	—	—%	—
2021	1,100	4.2%	1,144	1,100	4.3%	1,034
2022	202	5.3%	211	202	5.5%	173

	$1,338		$1,391	$1,338		$1,243

Commodity Risk

We are exposed to price risks on raw material purchases. We pursue ways to diversify and minimize material costs through strategic raw material purchases, and through commercial and contractual pricing agreements and customer price adjustments. For our commodity raw materials, we have purchase contracts that have periodic price adjustment provisions. We rely on key suppliers for most of our raw materials. The loss of a key source of supply or a delay in shipments could have an adverse effect on our business. Should any of our suppliers fail to deliver or should any key supply contracts be canceled, we would be forced to purchase raw materials in the open market, and no assurances can be given that we would be able to make these purchases or make them at prices that would allow us to remain competitive. Also, we will consider hedging strategies that minimize risk or reduce volatility when available.

BUSINESS

Overview

Momentive is one of the world’s largest producers of specialty silicones and silanes and a global leader in fused quartz and specialty ceramics products. Momentive is based in Waterford, New York and has a long track record of creating innovative products and solutions designed to meet the complex requirements of our more than 4,000 customers in over 100 countries. Our strategic network of 24 production sites and 12 R&D facilities supports our global leadership positions and facilitates our ability to serve our blue-chip customer base across a diverse array of consumer, automotive and various industrial end-markets. We have invested significantly to develop and enhance our innovative and differentiated specialty product portfolio to address the evolving demands of the markets we serve and to maintain alignment with global megatrends.

We believe that our value-added business model focused on technical service, combined with our global footprint and long-term customer relationships uniquely positions us as a key innovation partner to our customers. Over our 75-year operating history, which began with the invention of silicone technologies by General Electric Company (“GE”) and includes our acquisitions of the silicone-based businesses of Bayer, Toshiba and Union Carbide, we have focused on investing in and developing technology to enable high performance applications in attractive end-markets. Our silanes and specialty silicones are used as additives and formulated products that provide or enhance certain attributes of the end product. Our products have a range of attractive properties including heat and chemical resistance, lubrication, adhesion and viscosity. These properties position our specialty silicones and silanes products as critical materials in many automotive, industrial, construction, healthcare, personal care, electronic, consumer and agricultural applications. Momentive’s advanced materials are ubiquitous in daily life and are instrumental inputs in a wide range of products, including applications in consumer and personal care (e.g., cosmetics, electronic displays, and foam mattresses), automotive (e.g., headlights, paneling, and tires) and healthcare (e.g., medical tubing). The diverse molecular characteristics of specialty silicones and silanes continually lead to new applications, and as a result are increasingly being used as a substitute for other materials.

Our value-added, technical service-oriented business model enables us to identify and participate in high-margin and high-growth specialty markets. We are focused on investing in our R&D capabilities, which enable us to develop new products and applications. Over the last three years, we have invested approximately $200 million in R&D, dramatically upgrading our capabilities and facilities. For example, we implemented a full scale pilot line for our coatings business in Leverkusen, Germany and opened a new tire additives application development center in Charlotte, North Carolina. Our investments in strategically-located R&D centers of excellence enable us to quickly and effectively develop new products and maintain our technology leadership. We have long-term relationships with blue-chip customers which are leading innovations in their own industries, and work closely with their R&D teams to develop products uniquely suited to their needs.

We generate revenue in three of our segments, Performance Additives, Formulated and Basic Silicones and Quartz Technologies, using direct and indirect approaches to selling a broad base of products to our customers. We utilize technical and application support to enhance our value proposition to customers and drive penetration into attractive end-markets. We also work with original equipment manufacturers to achieve specification of our products into theirs, which results in higher pull-through demand.

Products and Markets

Our products are used in thousands of applications and are sold into diverse markets, such as industrial, building and construction, transportation, agriculture, electronics, healthcare, personal care, semiconductor and fiber optics. The diversity of our products limits our dependence on any one market or end-use. We have a history of product innovation and success in introducing new products to new markets, as evidenced by more than 3,400 patents, the majority of which relate to the development of new products and manufacturing processes.

As of December 31, 2017, we had 24 production sites strategically located around the world, which allows us to produce the substantial majority of our key products locally in the Americas, Europe and Asia. Through this network of production facilities, we serve more than 4,000 customers between our Performance Additives, Formulated and Basic Silicones, and Quartz Technologies businesses in over 100 countries worldwide. We use our global platform to deliver products to companies efficiently on a worldwide basis. Many of our customers are expanding internationally to serve developing areas in Asia, Eastern Europe, Latin America, India and Russia. Maintaining close proximity to our international customers allows us to serve them more quickly and efficiently and thus build strong relationships. Our customers include leading companies in their respective industries.

We believe that our scale and global reach provide significant efficiencies in our fixed and variable cost structure and that our breadth of related products provides significant operational, technological and commercial advantages. Manufacturing capacity at our internal sites and our joint venture in China is sufficient to produce the majority of one of our key intermediates, siloxane, which facilitates a cost effective operating structure and security of supply.

We believe we have created a value-added, technical service-oriented business model that enables us to target and participate in high-margin and high-growth specialty markets. These specialty markets account for the majority of our revenues and continue to be a growing part of our business.

Our Strengths

Our Company has the following competitive strengths:

Leadership positions in each of our core markets. We are one of the world’s largest producers of specialty silicones and silanes and the largest global producer of fused quartz. Our products are used in a variety of market applications, including consumer, automotive, industrial, construction, personal care, electronics, agriculture and healthcare. As a leader, we are well-positioned to benefit from favorable growth trends impacting many of our end-markets. We maintain leading positions in various product lines and geographic areas. We believe our scale, global reach and breadth of product offerings provide us with significant advantages over many of our competitors. Momentive is the third largest industry participant in the global silicones market by sales, but has a particular focus on downstream specialty, where we have a higher share. Due to the breadth and differentiation of our specialty products, we believe we have no single competitor across all business lines within Performance Additives and Formulated and Basic Silicones. We believe we are also one of the largest industry participants in the global quartz market by sales.

Strong industry fundamentals driven by global megatrends. Momentive is levered to large and growing markets in specialty silicones, silanes and quartz. Drivers of growth include end-market expansion, new applications and increasing market penetration. We believe that increased substitution of traditional materials with silicones due to their versatility and high-performance characteristics will support continued growth trends in excess of GDP. Momentive possesses specialized technologies which enable high-performance in a range of diverse applications and high growth end-markets. Our specialty products are increasingly used as a value-added substitute for traditional materials or as functional additives, which yields new properties for our customers’ products. Further, we believe that our specialized technology portfolio and R&D capabilities support a growth pipeline that can allow us to maintain growth in excess of industry averages. This opportunity for continued outsized growth is driven primarily by new applications for silicones across end-markets from personal care products to automotive (including NXT). We continue to invest behind megatrends such as population growth, urbanization, alternative energy and sustainability and miniaturization to support growth via increased adoption and penetration in our product portfolio.

Value-added, customer-centric business model developing specialty product portfolio. Our market leadership has contributed to a longstanding history of strategic relationships with blue-chip customers across our end-markets. Our technical and service-oriented business model enables our customers to benefit from individualized solutions to develop products that uniquely suit their needs. Our R&D process is built upon core internal technologies and capabilities and is supported by input from and close collaboration with our customers to develop innovative products that are aligned with global megatrends. Our customers have relied upon Momentive’s technology and know-how when launching signature product lines. For instance, we entered into a joint development agreement to create a custom silicone additive that lends light, free-flowing properties to 2-in-1 shampoos and conditioners. Our ability to offer customization to over 4,000 customers in over 100 countries has generated a deep pipeline of new product launches in concert with our largest customers.

Global network of assets and customer relationships. We believe our scale and global infrastructure enables us to serve our customers with precision and efficiency. We have 24 production facilities and 12 research and development centers located across the Americas, Europe and Asia. In 2017, we generated 31% of our revenue from North America, 24% from Europe, a combined 24% from China and Japan and 21% from the rest of the world. This global footprint allows us to adapt our solutions to meet the growing needs of international markets as well as to optimize our cost structure through diversified sourcing and local distribution networks. Additionally, this footprint creates an additional benefit of being able to service multi-national customers locally and globally.

Our strategic network of assets and strong customer relationships enable us to take advantage of growth in these regions. For example, in 2016 we expanded our facility in Nantong, China to accommodate additional production capacity for urethane additives to better serve our local customers. Our application centers are positioned around the world to be close to our customers and the markets we serve. They are staffed with experts from respective industries, such as electronics, personal care, tire manufacturing and industrial coatings. These technical centers collaborate with our customers on new product development and process improvements and provide technical support.

Strong R&D platform with a rich pipeline to support future growth. Our business is supported by a leading intellectual property portfolio including over 3,400 patents. Our leadership in innovation is a result of sustained investment in technological advancement—over the last three years Momentive has invested approximately $200 million toward research and development. Momentive’s R&D practice is supported by 12 global facilities with focused centers of excellence. In recent years we have completed initiatives such as implementing a full scale pilot line for our coatings business in Leverkusen, Germany and opening a new tire additives application development center in Charlotte, North Carolina, both of which further complement our network of innovation centers strategically located to support our global customer base.

Focus on operating efficiency and production optimization, with history of achieving significant cost savings. Our business is managed with a long term cost-consciousness, as we regularly evaluate opportunities to drive production efficiencies and margin improvements. Most recently, we have implemented approximately $48 million in annual structural cost reduction initiatives through our previously announced global restructuring programs. All of these cost actions have been executed, and we have achieved approximately $45 million of savings under these programs to date, with the remainder expected to be realized by early 2018. In addition to our restructuring programs, we have taken action to reduce siloxane production in order to better align our production capability with our business model. Accordingly, in the fourth quarter of 2016, we ceased production of siloxane at our Leverkusen, Germany facility and shifted to local supply agreements to ensure security of supply. This proactive management of siloxane supply has resulted in $10 million of annual savings in our raw material input costs. Additionally, the Company has launched a continuous improvement / LEAN manufacturing initiative which should further improve operational efficiency.

Strong financial position with attractive free cash flow characteristics. Momentive has a robust financial profile and is well-positioned for sustainable, consistent growth. Between the full year ended 2015 and the year ended December 31, 2017, we experienced 23% average compounded annual growth in Segment EBITDA and approximately 400 basis points of Segment EBITDA margin expansion, as we have transitioned into higher margin products and executed various global restructuring programs. In addition to our improved profitability, our business has improved free cash flow potential due to limited maintenance capital expenditure requirements, lower net working capital requirements and net operating losses of $859 million across five jurisdictions as of December 31, 2017. We expect run-rate maintenance capital expenditures to be approximately $70 million per year, representing 24% of Segment EBITDA for the year ended December 31, 2017. Additionally, we have plans in place to drive further improvement in cash conversion from working capital.

Experienced management team with proven track record. Our senior management team has an average of over 25 years of manufacturing and industry experience in both public and private companies. The team’s collective expertise spans a wide range of applicable execution capabilities, including management and operations, research and product development, finance and administration and sales and marketing. In recent years, our senior management team has developed and implemented our new corporate strategy, shifting our portfolio toward specialty products and higher margin end-markets.

Growth and Strategy

Momentive has a clear corporate growth strategy and significant multi-dimensional earnings growth opportunities. We are focused on the following long-term strategies:

Increase shift to high-margin specialty products—Our strategy is to expand our product offerings in high-margin specialty silicones and silanes and optimize production to accommodate strategic investments in specialty growth products as the company rationalizes exposure to lower margin products. We are actively selling fewer lower-margin basic silicone products and redeploying capital resources to grow our specialty products. Accordingly, we have deployed approximately $120 million of growth and productivity over the last two years to exploit our rich new product pipeline in innovative market applications. Areas of investment focus include specialty silanes, automotive clear coats, optical displays and liquid silicone rubber (“LSR”). For example, construction of our recently announced approximately $30 million investment in NXT* silane production capacity in Leverkusen, Germany has been completed and we expect that production will ramp up in the second half of 2018. Simultaneously, we continue to expand our IP-protected leadership position in next generation silanes for low-roll resistance tires. With these actions, we are continuing to invest strategically in our specialty growth platforms while optimizing our siloxane capacity.

Expand our global reach in faster growing regions and markets—We intend to continue to grow by expanding our sales presence and application support around the world. We are focused on growing our business by making targeted investments in emerging markets, specifically certain areas of Asia Pacific, India and Latin America. In India, we have increased sales at an average annual growth rate of 10% over the last four years.

Develop new applications and market new products—We intend to maintain industry leadership through new product development and innovation initiatives. We aim to establish new relationships with customers and third parties to create next generation solutions. In the last five years, we generated approximately 13% of our revenue from new products, including several instances in which we co-developed applications with our customers.

In addition, we will continue to invest in R&D capabilities by upgrading our technology facilities and expanding our new product offerings. In 2017, 2016, and 2015, we invested $64 million, $64 million, and $65 million, respectively, in R&D. In recent years, we upgraded technology facilities at our Tarrytown, New York site, implemented a full scale pilot line for our coatings business in Leverkusen, Germany and opened a new tire additives application development center in Charlotte, North Carolina, all of which further complement our network of innovation centers strategically located to support our customers globally. Through these investments, we expect to continue to drive incremental revenue and earnings growth.

*	NXT is a trademark of Momentive Performance Materials Inc.

Invest in high-return capital projects—We have a history of investing capital in high-ROI growth projects to expand product sets, customer penetration and increase capacity to service rapidly expanding sales. Over the last three years, we have invested approximately $120 million into growth capital projects. We constantly evaluate the highest and best use of each incremental growth capital dollar and consult with our partners to ensure we are prepared to efficiently get to market.

Continue portfolio optimization, targeted add-on acquisitions and joint ventures—We will continue to pursue acquisitions of attractive businesses and technologies that provide exposure to higher-end specialty products and services. For example, in 2017 we acquired the operating assets of Sea Lion Technology, Inc. (“Sea Lion”) to further support the silanes business. Sea Lion was a contract manufacturer that worked with Momentive to produce silane products, including NXT silane, for more than 10 years. We believe the acquisition of Sea Lion together with our expanded NXT capacity in Leverkusen, Germany will enable us to strategically leverage production assets in support of our high-growth NXT business.

We will continue to pursue other acquisitions and joint venture opportunities in the attractive specialty silicone and silane, quartz, and specialty ceramics spaces. As a leading manufacturer of performance materials we have an advantage in pursuing add-on acquisitions and joint ventures in areas that allow us to build upon our core strengths and expand our product, technology and geographic portfolio to better serve our customers. We believe we will have the opportunity to consummate acquisitions at relatively attractive valuations due to the scalability of our existing global operations and deal-related synergies.

Identify and implement strategic cost reduction initiatives—We are committed to driving cost reductions and efficiencies throughout our global manufacturing footprint, including through implementing LEAN / Six Sigma initiatives and right sizing siloxane production. Our management team has a robust process to effectuate cost reduction plans and continuously reviews our operations to identify and evaluate further cost reduction opportunities. The team develops detailed process plans to facilitate staffing and execution, appoints a team leader and works with a steering committee to remain on track. The cost reduction plan we have put in place over the last two years is just the latest example of our ability to effectively implement such initiatives. We plan on achieving the approximately $48 million in annual structural cost reduction initiatives during 2018. Cumulatively through December 31, 2017, we have achieved approximately $45 million of savings under these initiatives. In addition, in the first quarter of 2018, we announced a new restructuring program consisting primarily of additional selling, general and administrative expense reductions that we plan to implement in early 2018. We estimate that this program will result in $15 million of run-rate cost reductions and expect approximately half of these reductions to be realized through December 31, 2018.

Industry and Competitors

We compete with a variety of companies, including large global chemical companies and small specialty chemical companies, in each of our product lines. The principal factors of competition in our industry include product quality, customer service and breadth of product offerings, product innovation, manufacturing efficiency, distribution and price.

Our Businesses

The following paragraphs discuss our reportable segments, their corresponding major product lines and the primary end-use applications of our key products as of December 31, 2017.

Performance Additives

2017 Net Sales: $900 million

Our Performance Additives segment is one of the leading manufacturers of urethane additives, silicone fluids and silanes. Our liquid additives are key ingredients in our customers’ products and are used to improve or enable the performance characteristics and processability of a variety of products across different end-markets including automotive, personal care, agriculture, consumer and construction. Our silicone fluids, silanes, and urethane additives product lines are developed using a range of raw material inputs and generally use less siloxane than Formulated and Basic Silicone products.

Products

Our portfolio consists of technology driven, proprietary products that enable high performance applications:

•	Urethane additives product lines—Urethane additives include silicone stabilizers and tertiary amine catalysts, as well as organic-based foam property modifiers. Our products are essential ingredients in polyurethane foam processing, controlling the internal structure of the material to optimize properties such as the insulation performance of rigid foams in construction applications, the firmness and breathability of a foam mattress or the rebound and cushioning in a running shoe.

•	Specialty fluids product lines—Specialty silicone fluids are liquid polymeric materials that act like chains and can vary in lengths to create liquids that are very thick and barely flow or relatively thin and flow like water. Silicone fluids are used in personal care products as an additive in shampoos and conditioners to improve the look and feel of hair. Silicone fluids are also used in a variety of industrial applications, including the production and refining of crude oil, to reduce the formation of foam or separate water from oil.

•	Silanes product lines—Silanes are a group of additives that act as connectors or coupling agents. Our cross-linking agents form a three-dimensional network of siloxane bonds between constituents, which facilitates resistance to water or chemical intrusion, high temperatures, abrasion or other common deteriorating conditions, without compromising other important product features such as ductility. Examples include applications that enable stronger adhesion of rust-proof coatings to metal structures in construction and clear coat paints to automotive coatings. Our NXT silane product line connects silica-based fillers to the tire tread rubber, improving compound viscosity and resilience and maintaining dynamic properties at low temperatures, while simultaneously reducing mixing steps in the manufacturing process. Our NXT silane is uniquely positioned as a cost-effective patented solution that helps tire manufacturers meet U.S. and European green tire standards. We estimate the potential demand for NXT silane products in automobiles is approximately $1 billion and we estimate that we are approximately 10% penetrated into the opportunity.

End-Markets and Applications

The physical properties of performance additives make them versatile products with broad commercial applications. In the automotive industry, performance additives are used to improve bonding performance of clear coat paints and improve compound viscosity and resilience of tire tread rubber. In the personal care industry, performance additives are used in consumer goods such as hair care and shaving products, antiperspirants and deodorants, cosmetics and shower and bath products. In the consumer goods industry, performance additives are used in the production of foam used in mattresses and running shoes, among other applications. We believe that such a broad range of commercial uses not only helps to maintain a steady demand for our products in industries that are less vulnerable to economic cycles, but also allows for continuous innovation leading into new applications for our products in high-growth industries.

Formulated and Basic Silicones

2017 Net Sales: $1,229 million

Our Formulated and Basic Silicones segment produces coatings, electronic materials, elastomers, sealants, and basic silicone fluids focused on automotive, consumer goods, construction, electronics and healthcare end-markets. Our products enable key design features, such as extended product life, wear resistance, biocompatibility and weight reduction. Our sealants, electronic materials and coatings product lines are generally applied to our customers’ products, in the form of a high-tech coating or adhesive, while our elastomers product lines are fashioned into parts by extruding or molding them in items such as gaskets or tubing. Formulated silicones product offerings are typically used to seal, protect or adhere, and often perform multiple functions at once.

Formulated silicones products, including coatings, electronic materials, elastomers and sealants, differ from basic silicones products in that they contain less siloxane and in final form end up as non-flowing rubber or gel type materials. Basic silicones products contain higher levels of siloxane than formulated silicones products and are typically formulated into our customers’ product.

Products

Our portfolio consists of five product families:

•	Coatings product lines—Our silicone-based coatings offer UV, thermal, chemical, solvent and abrasion resistance, as well as improved adhesion to substrates for applications from automotive glazing, headlights and trim, to sensitive electronic components, tapes and labels. Our hard coat products replace traditional glass and metal applications in cars, thereby providing significant weight reduction in automotive applications.

•	Electronic materials product lines—Our thermal conductive adhesives have high thermal conductivity and can augment flow control across different substrates, while protecting from high impact and thermal shocks. These products can be used in a range of consumer electronics applications, as well as in critical aerospace and aviation applications with high temperature and stress resistance. In flat-panel displays, our hardcoat products provide protection and extend the exterior durability of plastics, while our ultra-clear liquid silicone rubber delivers high transmittance, low cure shrinkage, good elasticity and high stability in light emitting diodes (“LEDs”).

•	Elastomers product lines—Our chemically inert heat-cured elastomers have excellent mechanical properties for extrusion, molding and calendaring. Our low-viscosity, pumpable LSR can promote easier injection molding of complex articles. Our Ultra Clear LSRs provide heat and UV resistance without sacrificing optical clarity and are molded into lenses or light guides for automotive or other applications. Elastomers are also used as gasket material to seal and protect systems in under-hood applications in automotive and in appliances. Our LSR products, including medical tubing, enable cost-efficient, high-quality end-products for our customers in various applications across automotive, consumer goods, healthcare and electronics.

•	Sealants product lines—Our construction sealants are used in some of the world’s tallest skyscrapers to adhere and seal the windows into the frames on the sides of the building. Momentive is the exclusive global licensee of GE-branded silicone products, which are used in a wide range of construction and consumer applications

•	Basic silicones product lines—Basic silicones, comprised of silicone-based cyclic or linear polymers, were the earliest materials developed by the industry. They are still utilized in a wide range of applications, including industrial lubricants and additives in personal and home care products. Basic silicones are a core input into our other formulated products.

End-Markets and Applications

The physical properties of formulated and basic silicones make them versatile products with broad commercial applications. In the transportation industry, silicones are used in a variety of original equipment manufacturer and aftermarket applications. In the electronics industry, silicones’ tolerance to high temperatures give them a considerable advantage relative to other traditional materials in a variety of computer and electronic manufacturing applications. In the healthcare industry, silicones are used in medical equipment, as well as in surgeries and other general medical procedures. In the building and construction industry, silicone sealants and caulks are used to seal expansion and control joints in pre-cast exterior concrete panels and metal curtain walls, as well as in siding, window and door perimeters. We believe that such a broad range of commercial uses not only helps to maintain a steady demand for our products in industries that are less vulnerable to economic cycles, but also allows for continuous innovation leading into new applications for our products in high-growth industries.

Quartz Technologies

2017 Net Sales: $202 million

Our Quartz Technologies segment is a global leader in the development and manufacturing of fused quartz and non-oxide based ceramic powders and shapes. Fused quartz products are manufactured from quartz sand and are used in processes requiring extreme temperature and high purity. Momentive’s high-purity fused quartz materials are used for a diverse range of applications in which optical clarity, design flexibility and durability in extreme environments are critical, such as semiconductor, lighting, healthcare and aerospace. Our product line includes tubing, rods and other solid shapes, as well as fused quartz crucibles for growing single crystal silicon. Our Quartz Technologies segment’s products are the material solution for silicon chip semiconductor manufacturing.

We have recently expanded into the primary pharmaceutical packaging market, producing fused quartz vials used for safely packaging, transporting and storing sensitive liquid-based parenteral drug formulations. Our Quartz Technologies segment has developed a new, state-of-the-art process to mass-produce fused quartz vials, which we are in the process of commercializing under the PurQ brand. Quartz vials are 99.995% pure SiO2, a level of purity which not only ensures unparalleled chemical durability, but also ensures exceptional inertness which can minimize a drug formulation’s physical interaction with the vial surface, resulting in superior liquid drug stability.

Products

Our Quartz Technologies business’ products are used as a superior substitute for glass. On a microscopic level, normal glass is filled with impurities, bubbles and other flaws. For this reason, applications that require transparency and a high level of purity or stress-resistance (such as process equipment for semiconductor manufacturing or lamp lenses for high intensity video projectors) require the use of quartz. A significant driver of our Quartz Technologies volumes derives from semiconductor chip manufacturers adding to or adjusting their manufacturing lines for newly developed products. The manufacture of quartz products for use in the production of semiconductors generated approximately 74% of our Quartz Technologies business’ revenue for the year ended December 31, 2017, compared to 72% and 71% in 2016 and 2015, respectively.

Raw Material Purchases

Overall, in 2017, we purchased approximately $1.1 billion of raw materials. Many of the raw materials we use to manufacture our products are available from more than one source, and are readily available in the open market. As discussed above, we currently purchase under short-term, one-year or multi-year contracts and in the spot market so as to ensure competitive pricing and adequate supply.

Performance Additives and Formulated and Basic Silicones

Silicon Metal—Silicon metal is an inorganic material that is not derived from petrochemicals and represents approximately 9% of our 2017 raw materials purchases. Major silicon metal suppliers include Ferroglobe PLC, Elkem ASA, Lao Silicon Ltd., CBC Co. Ltd., and other smaller vendors located around the world. We currently purchase silicon metal under short-term, one-year or multi-year contracts and in the spot market. We typically purchase silicon metal under formal contracts in the United States and in the spot market in Asia Pacific.

Siloxane—Siloxane is a key intermediate required to produce silicone polymers. We are one of two producers in the silicones market with global siloxane production capacity. We produce siloxane for our internal use in Waterford, New York and Ohta, Japan and source siloxane from our joint venture in Jiande, China and third parties. We also source siloxane under a purchase and sale agreement with Asia Silicones Monomer Limited (“ASM”) and from time to time, we enter into supply agreements with other third parties to take advantage of favorable pricing and minimize our costs.

Methanol—Methanol is a key raw material for the production of methyl chloride, which is used to produce chlorosilanes. Major methanol suppliers include Itochu Chemical Frontier Corporation, CBC Co. Ltd., Southern Chemical Corporation, and Mitsubishi Gas Chemicals. We typically enter into quarterly or annual contracts for methanol.

Quartz Technologies

Naturally occurring quartz sand is the key raw material for many of the products manufactured by our Quartz Technologies business, which is currently available from a limited number of suppliers. While we also use quartz sand from several global sand suppliers, one of our suppliers, Unimin, a major producer of natural quartz sand, controls a significant portion of the market for this sand. As a result, Unimin exercises significant control over quartz sand prices, which have been steadily increasing. We entered into a purchase agreement with this supplier, effective as of January 1, 2017, which expires on December 31, 2021.

Marketing, Customers and Seasonality

We market an extensive product line to meet a wide variety of customer needs. We focus on customers who are, or have the potential to be, leaders in their industries and have growth objectives that support our own growth objectives. In addition, we focus on customers who value our service-oriented business model. This approach includes high-quality, reliable products backed by local sales support and technical expertise. An important component of our strategy is to utilize our broad product capabilities to win high-end specialty business from our customers. These customers value these capabilities and, as a result, we are able to become a supplier of choice, given our relationship and ability to develop solutions to meet their precise needs.

In 2017, our largest customer accounted for less than 4% of our net sales, and our top twenty customers accounted for approximately 23% of our net sales. Neither our overall Company nor any of our businesses depends on any single customer or a particular group of customers; therefore, the loss of any single customer would not have a material adverse effect on any of our businesses or the Company as a whole.

We do not experience significant seasonality of demand, although sales have historically been slightly higher during the second and fourth quarters due to increased industrial activity. Seasonality trends, however, have been skewed in recent years primarily due to volatile global economic conditions.

Research and Development

Research and development expenses include wages and benefits for research personnel, including engineers and chemists; payments to consultants and outside testing services; costs of supplies and chemicals used in in-house laboratories; and costs of research and development facilities. Our research and development efforts focus on the development of new applications for our existing products and technological advances that we hope will lead to new products. For the years ended December 31, 2017, 2016 and 2015, we spent $64 million, $64 million and $65 million, respectively, on research and development.

Intellectual Property

We own, license or have rights to approximately 3,400 patents and approximately 170 trademarks registered in a variety of countries, along with various patent and trademark applications and technology licenses around the world. These patents will expire between 2018 and 2035. Our rights under such patents and licenses are a significant strategic asset in the conduct of our business. Patents, patent applications, trademarks and trademark applications relating to our Velvesil, Silwet, Silsoft, Tospearl, SPUR+ and NXT brands, technologies and products are considered material to our business.

Solely for convenience, the trademarks, service marks and tradenames referred to in this prospectus are without the “®” and “TM” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and tradenames.

Industry Regulatory Matters

Domestic and international laws regulate the production and marketing of chemical substances. Although almost every country has its own legal procedure for registration and import, laws and regulations in the European Union, the United States, and China are the most significant to our business. These laws typically prohibit the import or manufacture of chemical substances unless the substances are registered or are on the country’s chemical inventory list, such as the European inventory of existing commercial chemical substances and the U.S. Toxic Substances Control Act inventory. Chemicals that are on one or more of these lists can usually be registered and imported without requiring additional testing in countries that do not have such lists, although additional administrative hurdles may exist. Under such laws, countries may also require toxicity testing to be conducted on chemicals in order to register them or may place restrictions on the import, manufacture and/or use of a chemical.

The European Commission enacted a regulatory system in 2006 known as REACH, which requires manufacturers, importers and consumers of certain chemicals to register these chemicals and evaluate their potential impact on human health and the environment. As REACH matures, significant market restrictions could be imposed on the current and future uses of chemical products that we use as raw materials, or that we sell as finished products in the European Union. Other countries may also enact similar regulations. See “Risk Factors—Risks Related to Our Business—Future chemical regulatory actions may decrease our profitability.”

Environmental Regulations

In the European Union and other jurisdictions committed to achieving the goals of the Paris Agreement under the United Nations Framework Convention on Climate Change, there is an increasing likelihood that our manufacturing sites will be affected in some way over the next few years by taxation of greenhouse gas emissions. In addition, although the Trump administration announced in June 2017 its intent to withdraw the United States from the Paris Agreement, numerous cities and businesses and several states, including California and New York, have made their own commitments towards reducing greenhouse gas emissions, and further enactment of federal climate change legislation in the United States is a possibility for the future. While only a small number of our sites are currently affected by existing greenhouse gas regulations, and none have experienced or anticipate significant cost increases as a result, it is likely that greenhouse gas emission restrictions will increase over time. Potential consequences of such restrictions include increases in energy costs above the level of general inflation, as well as direct compliance costs. Currently, however, it is not possible to estimate the likely financial impact of potential future regulation on any of our sites.

Our policy is to strive to operate our plants in a manner that protects the environment and the health and safety of our employees, customers and communities. We have implemented company-wide environmental, health and safety policies and practices managed by our Environmental, Health and Safety, or EH&S department, and overseen by the Environment, Health and Safety Committee of the Board of Directors. Our EH&S department has the responsibility to monitor and enforce the compliance of our operations worldwide with environmental, health and safety laws and regulations. This responsibility is executed via training, communication of environmental, health and safety policies, formulation of relevant policies and standards, environmental, health and safety audits and incident response planning and implementation. Our environmental, health and safety policies and practices include management systems and procedures relating to emissions to air, water and other media, waste generation, process safety management, handling, storage and disposal of hazardous substances, worker health and safety requirements, emergency planning and response and product stewardship.

We and our operations involve the use, handling, processing, storage, transportation and disposal of hazardous materials and are subject to extensive environmental, health and safety regulation at the federal, state, local and international level. Our production facilities require operating permits that are subject to renewal or modification. Violations of environmental, health or safety laws or permits may result in, among other things, restrictions being imposed on operating activities, substantial fines, penalties, damages or other costs. In addition, statutes such as CERCLA and comparable state and foreign laws impose strict, joint and several liability for investigating and remediating spills and other releases of hazardous materials, substances and wastes at current and former facilities and at third-party disposal sites. Other laws permit individuals to seek recovery of damages for alleged personal injury or property damage due to exposure to hazardous substances and conditions at or from our facilities or to hazardous substances otherwise owned, sold or controlled by us. Therefore, we may incur liabilities in the future, and these liabilities may result in a material adverse effect on our business, financial condition, results of operations or cash flows.

Although our environmental, health and safety policies and practices are designed to ensure compliance with international, federal, state and local laws and environmental, health and safety regulations, future developments and increasingly stringent regulation could require us to make additional unforeseen environmental, health and safety expenditures, which expenditures could be material.

We expect to incur future costs for capital improvements and general compliance under environmental, health and safety laws, including costs to acquire, maintain and repair pollution control equipment. In 2017, we incurred capital expenditures of approximately $24 million on an aggregate basis to comply with environmental, health and safety laws and regulations and to make other environmental, health and safety improvements. We estimate that our capital expenditures in 2018 for environmental, health and safety improvements at our facilities will be approximately $16 million. This estimate is based on current regulations and other requirements, but it is possible that a material amount of capital expenditures, in addition to those we currently anticipate, could be necessary if these regulations or other requirements or other facts change.

Employees

As of December 31, 2017, we had approximately 5,200 employees. Approximately 43% of our employees are members of a labor union or have collective bargaining agreements. The new contract involving the Local 81359 and Local 81380 unions in our Waterford, New York site and Local 84707 union in our Willoughby, Ohio site was ratified by union membership in February 2017 and is effective until June 2019.

Properties

Our headquarters is located in Waterford, New York. Our major manufacturing facilities are primarily located in North America, Europe and Asia. We also have 5 standalone technology research centers spread globally.

We believe our production and manufacturing facilities are well maintained and effectively utilized and are adequate to operate our business. Following are our production and manufacturing facilities, executive offices and technology research centers:

Location	Real Property Interest	Business in Which Property is Used
Americas:
Waterford, NY(2)	Owned	Performance Additives, Formulated and Basic Silicones
Tarrytown, NY(1)	Leased	Performance Additives
Sistersville, WV(2)	Owned	Performance Additives
Chino, CA	Leased	Formulated and Basic Silicones
Garrett, IN	Leased	Formulated and Basic Silicones
New Smyrna Beach, FL	Owned	Formulated and Basic Silicones
Charlotte, NC(1)	Leased	Performance Additives
Itatiba, Brazil	Owned	Performance Additives
Texas City, TX	Owned	Performance Additives
Strongsville, OH(2)	Owned	Quartz Technologies
Willoughby, OH	Owned	Quartz Technologies
Richmond Heights, OH(2)	Owned	Quartz Technologies
Newark, OH	Owned	Quartz Technologies

Europe:
Leverkusen, Germany(2)	Leased	Performance Additives, Formulated and Basic Silicones
Bergen op Zoom, Netherlands	Leased	Formulated and Basic Silicones
Lostock, United Kingdom	Leased	Formulated and Basic Silicones
Termoli, Italy	Owned	Performance Additives
Antwerp, Belgium	Leased	Performance Additives
Geesthacht, Germany	Owned	Quartz Technologies

Asia Pacific:
Nantong, China	Leased	Performance Additives, Formulated and Basic Silicones
Ohta, Japan(2)	Owned	Performance Additives, Formulated and Basic Silicones
Rayong, Thailand	Leased	Formulated and Basic Silicones
Bangalore, India(1)	Leased	Performance Additives, Formulated and Basic Silicones
Chennai, India	Owned	Performance Additives
Shanghai, China(1)	Leased	Performance Additives, Formulated and Basic Silicones, Quartz Technologies
Seoul, Korea(3)	Leased	Performance Additives, Formulated and Basic Silicones
Kobe, Japan(2)	Leased	Quartz Technologies
Kozuki, Japan	Owned	Quartz Technologies
Wuxi, China	Leased	Quartz Technologies

(1)	Technology research center.
(2)	Manufacturing facility and technology research center.
(3)	Sales and technology research center.

Legal Proceedings

Various claims, lawsuits and administrative proceedings are pending or threatened against us and/or our subsidiaries, arising from the ordinary course of business with respect to commercial, product liability, employee, environmental and toxic exposure matters. Historically, we have not faced any litigation matters or series of litigation matters that have had a material adverse impact on our business. In addition, we do not believe that there is any pending or threatened litigation, either individually or in the aggregate, that is likely to have a material adverse effect on our business. We cannot predict with certainty the outcome of any litigation or the potential for future litigation and any such matters, if they occur, could materially adversely affect our business and operations.

Appeals Relating to the Confirmation of the Plan of Reorganization in the Bankruptcy Cases

In connection with the bankruptcy cases, the following appeals were filed on September 16, 2014 relating to the confirmation of the Plan of Reorganization.

Make-Whole. In 2014, the Appellants jointly appealed to the District Court seeking reversal of the Make-Whole Determination.

Interest rate. The Appellants also appealed to the District Court seeking reversal of Interest Rate Determination.

In May 2015, the District Court denied both of the Appellants’ appeals and affirmed the Bankruptcy Court’s rulings. The Appellants appealed the District Court’s decision to the Second Circuit. On October 20, 2017, the Second Circuit affirmed the Make-Whole Determination. In November 2017, the Appellants petitioned for panel rehearing or, in the alternative, for rehearing en banc by the Second Circuit with respect to the Make-Whole Determination. On December 11, 2017, the Second Circuit issued an order denying the Rehearing Request and upheld the Company’s position that no make-whole payments were due. On October 20, 2017, the Second Circuit also reversed the Interest Rate Determination and remanded the issue to the Bankruptcy Court for further proceedings. The Second Circuit held that, on remand, the Bankruptcy Court should assess whether an efficient market rate can be ascertained, and, if so, apply it to the First Lien Notes and Second Lien Notes. On December 22, 2017, the Second Circuit issued its mandate remanding the Interest Rate Determination to the Bankruptcy Court. No further proceedings have yet been held in the Bankruptcy Court regarding the Interest Rate Determination.

On March 12, 2018, the Appellants each filed a petition for a writ of certiorari with the Supreme Court with respect to the Make-Whole Determination. While we do not believe an adverse outcome is probable, an adverse outcome could negatively affect our business, results of operations, and financial condition by reducing our liquidity and/or increasing our interest costs.

We cannot predict with certainty the timing or outcome of the Remand. An adverse outcome could increase our interest costs (including by potentially requiring us to make a catch-up payment for past due interest).

Environmental Matters

We and our operations are subject to extensive environmental, health and safety regulation at the federal, state, local and international level and our production facilities require operating permits that are subject to renewal or modification. Our operations also involve the use, handling, processing, storage, transportation and disposal of hazardous materials, and we may be exposed to the risk of claims for environmental remediation or restoration.

We have adopted and implemented environmental health and safety policies, which include systems and procedures governing emissions to air, water and other media, waste generation, process safety management, handling, storage and disposal of hazardous substances, worker health and safety requirements, emergency planning and response, and product stewardship. In order to comply with environmental, health and safety laws and regulations, including obtaining and maintaining permits, we have incurred and will continue to incur costs, including capital expenditures for projects related to environmental, health and safety improvements. In addition, pursuant to applicable hazardous waste regulations, we are required to provide financial assurances for contingent future costs associated with certain hazardous waste management and remedial activities. Pursuant to financial assurance requirements set forth in state hazardous waste permit regulations applicable to our manufacturing facilities in Waterford, New York and Sistersville, West Virginia, we have provided letters of credit in the following amounts: approximately $44 million for closure and post-closure care and accidental occurrences at the Waterford and the Sistersville facilities. A renewal of our Waterford facility’s hazardous waste permit was issued by the NYSDEC, which required us to provide approximately $27 million in financial assurances for our Waterford facility. The renewal permit also requires a re-evaluation of the financial assurance amount within the next three years. One or more of our facilities may also in the future be subject to additional financial assurance requirements imposed by governmental authorities, including the USEPA. In this regard, in January 2017, the USEPA identified chemical manufacturing, among others, as an industry for which it plans to develop, as necessary, proposed regulations identifying appropriate financial assurance requirements pursuant to §108(b) of CERCLA.

We are currently conducting investigations and/or cleanup of known or potential contamination at several of our facilities. In connection with our creation on December 3, 2006, through the acquisition of certain assets, liabilities and subsidiaries of GE that comprised GE Advanced Materials, an operating unit within the Industrial Segment of GE, by Momentive Performance Materials Holdings Inc. (the parent company of MPM prior to its emergence from Chapter 11 bankruptcy) and its subsidiaries (the “GE Advanced Materials Acquisition”), GE has agreed to indemnify us for liabilities associated with contamination at former properties and with third-party waste disposal sites. GE has also agreed that if we suffer any losses that are the subject of an indemnification obligation under a third party contract with respect to which GE is an indemnitee, GE will pursue such indemnification on our behalf and provide us with any benefits received.

While we do not anticipate material costs in excess of current reserves and/or available indemnification relating to known or potential environmental contamination, the discovery of additional contamination or the imposition of more stringent cleanup requirements, could require us to make significant expenditures in excess of such reserves and/or indemnification.

We have been named as a defendant in a series of multi-defendant lawsuits based on our alleged involvement in the supply of allegedly hazardous materials. The plaintiffs seek damages for alleged personal injury resulting from exposure to various chemicals. These claims have not resulted in material judgments or settlements historically and we do not anticipate that these claims present any material risk to our business in the future. In addition, we have been indemnified by GE for any liability arising from any such claims existing prior to the consummation of the GE Advanced Materials Acquisition. However, we cannot predict with certainty the outcome of any such claims or the involvement we might have in such matters in the future.

In 2008, we became aware and disclosed to the NYSDEC that, in certain instances, our Waterford, New York, facility may have failed to comply with state and federal regulatory requirements governing the treatment of hazardous waste. During 2008, the NYSDEC initiated an investigation into these disclosures and issued a notice of violation alleging certain noncompliances. Subsequently, in the second quarter 2009, the USEPA and the U.S. Department of Justice sought, through search warrant and subpoena, additional information related to the alleged noncompliances. In May of 2017, we entered into a settlement with the NYSDEC, the USEPA and the U.S. Department of Justice with respect to such matters under which we paid approximately $1 million.

We are currently cooperating with the NYSDEC in its investigation of the Waterford, New York facility’s compliance with certain applicable environmental requirements as identified in an administrative complaint filed by the NYSDEC in May 2017. Although we currently believe that the costs and potential penalties associated with the investigation will not have a material adverse impact on our business, resolution of such enforcement action will likely require payment of a monetary penalty and/or the imposition of other civil sanctions.

MANAGEMENT

The supervision of our management and the general course of Momentive’s affairs and business operations is entrusted to the board of directors (the “Board”). Set forth below are the names, ages and current positions of our executive officers of Momentive and the members of the Board as of March 23, 2018.

Name	Age	Title
John G. Boss	58	Chief Executive Officer and President and Director
Erick R. Asmussen	51	Senior Vice President and Chief Financial Officer
John D. Moran	60	Senior Vice President, General Counsel and Secretary
Mahesh Balakrishnan	34	Director
Bradley J. Bell	65	Director and Chairman of the Board
Theodore H. Butz	59	Director
John D. Dionne	54	Director
Samuel Feinstein	34	Director
Robert Kalsow-Ramos	32	Director
Scott M. Kleinman	45	Director
Julian Markby	66	Director
Jeffrey M. Nodland	62	Director
Marvin O. Schlanger	69	Director

John G. Boss was appointed Chief Executive Officer and President of Momentive on December 15, 2014, having served as a director and Interim President and Chief Executive Officer since October 24, 2014, pursuant to the Plan of Reorganization. He joined the Company as Executive Vice President and President of the Silicones and Quartz Division in March 2014. Mr. Boss was the former President of Honeywell Safety Products at Honeywell International from February 2012 to March 2014. He served in various leadership positions with Honeywell International since 2004, including Vice President and General Manager of Specialty Products from 2008 through 2012 and Vice President and General Manager of Specialty Chemicals from 2005 through 2008. Before joining Honeywell International, Mr. Boss was Vice President and General Manager of the Specialty and Fine Chemicals business of Great Lakes Chemical Corporation from 2000 through 2003 and Vice President and Business Director at Ashland Corporation (formerly International Specialty Products) from 1996 through 2000. Since December 2017, he has served as a director of Wabash National Corporation and is a member of its Compensation and Nominating, and Governance Committees. He also serves on the board of the Albany Greater Capital Region Chamber of Commerce. Mr. Boss’ position as President and Chief Executive Officer, his extensive management experience and skills in business leadership qualify him to serve as a director of Momentive.

Erick R. Asmussen was appointed Chief Financial Officer and Senior Vice President of Momentive on May 26, 2015. Prior to joining Momentive, Mr. Asmussen served as Vice President and Chief Financial Officer of GrafTech International, Ltd. (“GrafTech”) from September 2013 to May 2015. Mr. Asmussen joined GrafTech in 1999 and held leadership positions as GrafTech’s Worldwide Controller, Treasurer, Tax Director, and Vice President of Strategy, Planning, and Corporate Development. Prior to GrafTech, Mr. Asmussen worked in various financial positions with Corning Incorporated, AT&T Corporation, and Arthur Anderson LLP. Mr. Asmussen holds an M.S. in Tax from the State University of New York and a B.S. in Accounting from Rochester Institute of Technology.

John D. Moran was appointed Senior Vice President, General Counsel and Secretary for Momentive on September 21, 2015. Prior to joining Momentive, Mr. Moran served as General Counsel, Vice President and Secretary of GrafTech since April 2009, where his primary responsibilities included corporate governance, regulatory compliance, commercial and transactional matters and oversight of the legal and corporate secretary functions. Mr. Moran joined GrafTech in May 2006 as Deputy General Counsel and previously held senior legal positions at Corrpro Companies, Inc. and Sealy Corporation.

Mahesh Balakrishnan was appointed a director of Momentive on October 24, 2014, pursuant to the Plan of Reorganization. Mr. Balakrishnan is a Managing Director in Oaktree’s Opportunities Funds. He joined Oaktree in 2007 and has been focused on investing in the chemicals, energy, financial institutions, real estate and shipping sectors. Mr. Balakrishnan has worked with a number of Oaktree’s portfolio companies and currently serves on the board of Star Bulk Carriers Corp. Within the past five years, he also served on the board of STORE Capital Corp. (specialty REIT). He has been active on a number of creditors’ committees, including ad hoc committees, during the Lehman Brothers and LyondellBasell restructurings. Prior to Oaktree, Mr. Balakrishnan spent two years as an analyst in the Financial Sponsors & Leveraged Finance group at UBS Investment Bank. He is a member of the Compensation Committee of the Board of Directors of Momentive. Mr. Balakrishnan serves as a director of Momentive at the discretion of certain investment funds managed by Oaktree Capital Management, which funds hold a substantial equity interest in Momentive.

Bradley J. Bell was appointed a director of Momentive on October 24, 2014, pursuant to the Plan of Reorganization, and as Chairman of the Board on December 15, 2014. Mr. Bell also has served on the Board of Directors of Chemours Corporation since July 2015, chairing the Audit Committee and serving on its Compensation Committee, and of Hennessy Capital Acquisition Corp. III since June 2017 where he chairs the Audit Committee and is a member of the Nominating & Corporate Governance and Compensation Committees. During the past five years, Mr. Bell served on the Boards of Directors of IDEX Corporation from 2001 to 2015, Compass Minerals Corporation from 2003 to 2015, Hennessy Capital Acquisition Corp. II from 2015 to 2017 and Hennessy Capital Acquisition Corp. from 2014 to 2015. In addition, Mr. Bell has served as a director of Life Choice Crisis Pregnancy Center, a not-for-profit entity, since 2015. Mr. Bell was Executive Vice President and Chief Financial Officer at Nalco Holding Co. (formerly known as Nalco Chemical Co.) from November 2003 to September 2010. He also served as a Senior Vice President and Chief Financial Officer of Rohm & Haas Co. from 1997 to May 2003. He is a member and Chairman of both the Compensation Committee and the Nominating and Governance Committee of the Board of Directors of Momentive. In light of Mr. Bell’s extensive finance and business experience and over 20 years’ experience of serving on Boards of Directors of publicly traded companies, we believe it is appropriate for Mr. Bell to serve as a director of Momentive.

Theodore H. Butz was appointed a director of Momentive on August 4, 2016. Mr. Butz brings over 30 years of experience in building specialty chemicals businesses. He currently serves as Executive Chairman of the Board of Directors for Dixie Chemical Company, a leading supplier of specialty chemicals for paper making, thermoset materials and fluid and lubricants. From 2011 through 2016, Mr. Butz was President and Chief Executive Officer of Pinova Holdings, Inc., a leading supplier of essential natural and renewable materials for fragrance, food and specialty industrial applications. Prior to Pinova, Mr. Butz was Group President for the Specialty Chemicals business at FMC Corporation. During his tenure at FMC, Mr. Butz held a variety of domestic and international leadership positions serving diverse markets and had responsibility for corporate-wide strategy and development activities, as well as corporate health and safety functions. From 2008 to 2010, Mr. Butz was also a Board Member of Aventine Renewable Energy, the second largest publicly traded ethanol supplier. Mr. Butz holds an M.B.A. from the University of San Francisco and a B.S. in Finance from Arizona State University. He is a member of the Environment, Health and Safety Committee of the Board of Directors of Momentive. In light of Mr. Butz’s extensive finance and business experience, we believe it is appropriate for Mr. Butz to serve as a director of Momentive.

John D. Dionne was appointed as a director of Momentive on October 24, 2014, pursuant to the Plan of Reorganization. He has been a Senior Advisor of the Blackstone Group, L.P., an investment firm, since July 2013 and a Senior Lecturer in the Finance Unit of the Harvard Business School since January 2014. Until he retired from his position as a Senior Managing Director at Blackstone in June 2013, Mr. Dionne was Global Head of its Private Equity Business Development and Investor Relations Groups and served as a member of Blackstone’s Private Equity Investment and Valuation Committees. Mr. Dionne originally joined Blackstone in 2004 as the Founder and Chief Investment Officer of the Blackstone Distressed Securities Fund. Before joining Blackstone, Mr. Dionne was for several years a Partner and Portfolio Manager for Bennett Restructuring Funds, specializing in financially troubled companies, during which time he also served on several official and ad-hoc creditor committees. He is a Chartered Financial Analyst and Certified Public Accountant (inactive). Mr. Dionne also serves on the Board of Directors of Pelmorex Media Inc. since September 2013, on the Board of Directors and the Audit Committee of Cengage Learning Holdings II, Inc. since April 2014 and on the Board of Directors and as Chair of the Audit Committee of Caesars Entertainment Corporation since October 2017. He previously served as a member of the boards of directors of several companies and not-for-profit organizations. Mr. Dionne holds a Bachelor of Science degree from the University of Scranton and a Master of Business Administration from Harvard Business School. He is a member of the Audit Committee and the Nominating and Governance Committee of the Board of Directors of Momentive. Mr. Dionne’s extensive finance and business experience qualifies him to serve as a director of Momentive.

Samuel Feinstein was elected a director of the Company on November 3, 2016. He has been an investment professional in Apollo’s private equity business since 2007 and was previously a member of the Investment Banking Group at Morgan Stanley from September 2005 to May 2007. Mr. Feinstein currently serves on the board of CEVA Holdings LLC, Vectra Co., Hexion Holdings LLC and Pinnacle Agriculture Holdings, LLC. Within the past five years, he has served on the board of directors of Taminco Corporation. Mr. Feinstein graduated from the University of California, Los Angeles with a B.A. in Business Economics. In light of our ownership structure and his extensive finance and business experience, we believe it is appropriate for Mr. Feinstein to serve as a director of Momentive.

Robert Kalsow-Ramos was appointed a director of Momentive on October 24, 2014, pursuant to the Plan of Reorganization. Mr. Kalsow-Ramos is a Principal in Apollo Global Management’s Private Equity Group, where he has worked since 2010. Prior to joining Apollo, Mr. Kalsow-Ramos was a member of the Transportation Investment Banking Group at Morgan Stanley from 2008 to 2010. He also serves on the Board of Directors of Hexion Holdings LLC and West Corporation. Within the past five years, Mr. Kalsow-Ramos was a member of Noranda Aluminum Holding Corporation Board of Directors. Mr. Kalsow-Ramos graduated with High Honors from the University of Michigan’s Stephen M. Ross School of Business with a Bachelor of Business Administration. He is a member of the Audit Committee and the Compensation Committee of the Board of Directors of Momentive. Mr. Kalsow-Ramos’ position with Apollo and his extensive finance and business experience, which give him insights into strategic and financial matters, qualify him to serve as a director of Momentive.

Scott M. Kleinman was appointed a director of Momentive on October 24, 2014, pursuant to the Plan of Reorganization. He served as a director of the Company from October 1, 2010 to October 24, 2014. Mr. Kleinman is a Co-President and Lead Partner for Private Equity at Apollo, where he has worked since February 1996. Prior to that time, Mr. Kleinman was employed by Smith Barney Inc. in its Investment Banking division. Mr. Kleinman is also a director of the following companies: Hexion Holdings LLC, Vectra Co., and Constellis Holdings, LLC. Within the past five years, Mr. Kleinman was also a director of Verso Corporation, Realogy Holdings Corp., LyondellBasell Industries N.V., CH2M Hill Companies, Ltd. and Taminco Corporation. He is a member of the Nominating and Governance Committee of the Board of Directors of Momentive. In light of our ownership structure and Mr. Kleinman’s position with Apollo, and his extensive finance and business experience, we believe it is appropriate for Mr. Kleinman to serve as a director of Momentive.

Julian Markby was appointed a director of Momentive on October 24, 2014, pursuant to the Plan of Reorganization. He served as a director of the Company from April 2013 to October 2014. Mr. Markby has been a corporate director since 2005. Previously, Mr. Markby was an independent financial consultant and an investment banker for over 30 years, most recently at Wasserstein Perella and Dresdner Kleinwort Wasserstein for over 8 years. He also serves as a member of the Board and Chair of the Audit Committee of Thiele Kaolin Company, a director and Chair of the Audit Committee of Siguler Guff Small Business Credit Opportunities Fund, Inc. and Board Observer and the Voting Proxy for JPMorgan’s interest in Ligado Networks. Within the past five years, Mr. Markby also served as a director of TwentyEighty, Inc., SP Fiber Holdings, Inc., and Altegrity, Inc. He is Chair of the Audit Committee of the Board of Directors of Momentive. Mr. Markby’s extensive finance and business experience qualifies him to serve as a director of Momentive.

Jeffrey M. Nodland was appointed a director of Momentive on December 7, 2015. He has an extensive track record of executive leadership within the specialty chemicals, industrial manufacturing and consumer products sectors. He currently serves as President and Chief Executive Officer of KIK Custom Products, a manufacturer of national and retailer brand consumer products throughout North America, and a leader in manufacturing of both chemicals for the pool and spa markets and antifreeze to the North American automotive industry. Mr. Nodland previously served as President of Hexion Specialty Chemicals Inc.’s Coatings & Inks Division from 2005 to May 2006, and President and Chief Operating Officer of Resolution Specialty Materials from 2004 to 2005. In addition, Mr. Nodland served as President and Chief Operating Officer of Resolution Performance Products from 2001 to 2004, CEO and President of McWhorter Technologies from 1999 to 2001 and held several management roles for The Valspar Corporation from 1977 to 1994. Mr. Nodland currently serves on the Board of Directors of Ecosynthetix, a renewable chemicals manufacturer of bio-based products. Mr. Nodland previously served as a member of the Board of Directors of California Products Corporation and TPC Group. He is a member of the Environment, Health and Safety Committee of the Board of Directors of Momentive. In light of Mr. Nodland’s extensive finance and business experience, we believe it is appropriate for Mr. Nodland to serve as a director of Momentive.

Marvin O. Schlanger was appointed a director of Momentive on October 24, 2014, pursuant to the Plan of Reorganization. Since October 1998, Mr. Schlanger has been a principal in the firm of Cherry Hill Chemical Investments, LLC, which provides management services and capital to the chemical and allied industries. Prior to October 1998, he held various positions with ARCO Chemical Company, serving as President and Chief Executive Officer from May 1998 to July 1998 and as Executive Vice President and Chief Operating Officer from 1994 to May 1998. He served as Chairman and Chief Executive Officer of Resolution Performance Products LLC and RPP Capital Corporation from November 2000 and Chairman of Resolution Specialty Materials Company from August 2004 until the formation of Hexion Specialty Chemicals Inc. in May 2005. Mr. Schlanger is a director and Chairman of UGI Corporation and UGI Utilities and a director of Amerigas Partners, LP. He is also a director and the Chairman of the Board of CEVA Group Plc, and a director of Vectra Co. and Hexion Holdings LLC. Mr. Schlanger was formerly Chairman of the Supervisory Board of LyondellBasell Industries N.V. and Chairman of Covalence Specialty Materials Corp. Mr. Schlanger previously served as a director of Taminco Corporation. He is Chair of the Environment, Health and Safety Committee of the Board of Directors of Momentive. Mr. Schlanger’s extensive finance and business experience qualifies him to serve as a director of Momentive.

Committees of the Board of Directors

Audit Committee

Our audit committee consists of Messrs. Dionne, Markby and Kalsow-Ramos, with Mr. Markby serving as its chairman. Each of Messrs. Dionne, Markby and Kalsow-Ramos qualifies as an audit committee financial expert as defined in Item 407(d) of Regulation S-K. Mr. Markby meets the independence and the experience requirements of the federal securities laws.

The principal duties and responsibilities of our audit committee are as follows:

•	to monitor our accounting, internal control and external reporting policies and practices;

•	to oversee the integrity of our financial statements;

•	to oversee the independence, qualifications and performance of the independent auditor (including appointment, termination and compensation of the independent auditor);

•	to oversee the performance of our internal audit function; and

•	to oversee our compliance with legal, ethical and regulatory matters as well as our standards of business.

The audit committee has the authority to retain counsel and advisers to fulfill its responsibilities and duties.

Compensation Committee

Our compensation committee consists of Messrs. Balakrishnan, Kalsow-Ramos and Bell, with Mr. Bell serving as its chairman.

The principal duties and responsibilities of our compensation committee are as follows:

•	to provide oversight on the design and implementation of the compensation policies, strategies, plans and programs for our key employees and outside directors and disclosure relating to these matters;

•	to review and make recommendations to the Board of Directors with respect to the compensation of our chief executive officer and other executive officers;

•	to evaluate the performance of the chief executive officer;

•	to approve or and make recommendations to the Board of Directors with respect to the employment agreements, separation packages and severance benefits of executive officers;

•	to monitor and make recommendations with respect to management succession planning; and

•	to provide oversight on the regulatory compliance with respect compensation matters.

Nominating and Governance Committee

Our nominating and governance committee consists of Messrs. Bell, Dionne and Kleinman, with Mr. Bell serving as its chairman.

The principal duties and responsibilities of the nominating committee are as follows:

•	to oversee the selection of members of the Board of Directors;

•	to develop and recommend to the Board of Directors corporate governance guidelines;

•	to oversee the evaluation of the Board of Directors, management and each Board committee.

•	to establish criteria for board and committee membership and recommend to the Board of Directors proposed nominees for election to the Board of Directors and for membership on committees of the Board of Directors; and

•	to oversee and review the policy and process for stockholder communication to the Board of Directors.

Environment, Health and Safety Committee

Our environment, health and safety committee consists of Messrs. Butz, Nodland and Schlanger, with Mr. Schlanger serving as its chairman.

The principal duties and responsibilities of the environmental, health and safety committee are as follows:

•	to oversee the environmental, health and safety compliance programs and initiatives;

•	to oversee compliance with environmental, health and safety indemnifications;

•	to monitor our environmental, health and safety performance statistics;

•	to recommend the general budget for environmental, health and safety capital spending; and

•	to oversee environmental, health and safety audit program.

Other Committees

Our Bylaws provide that our Board of Directors may establish one or more additional committees.

Code of Ethics

We have adopted a Code of Conduct that applies to our directors, officers and employees. These standards are designed to deter wrongdoing and to promote the honest and ethical conduct of all employees. The Code of Conduct is posted on our website: www.momentive.com under “Investor Relations—Corporate Governance” Any substantive amendment to, or waiver from, any provision of the Code of Conduct with respect to any senior executive or financial officer will be posted on this website.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

In this Compensation Discussion and Analysis, we describe our process of determining the compensation and benefits provided to our “Named Executive Officers” (“NEOs”). Our 2017 NEOs are: John G. Boss, President and Chief Executive Officer (our “CEO”); Erick R. Asmussen, Senior Vice President and Chief Financial Officer (our “CFO”); and John D. Moran, Senior Vice President, General Counsel and Secretary.

Oversight of the Executive Compensation Program

The Board is responsible for our governance. The Board established a Compensation Committee of the Board (the “Committee”) whose responsibility includes reviewing and making recommendations relevant to compensation and benefits of the CEO and other NEOs. The Board has delegated full authority to the Committee related to certain compensatory plans. All executive compensation decisions made during 2017 for our NEOs were made or approved by the Committee.

The Committee sets the principles and strategies that guide the design of our executive compensation program. The Committee annually evaluates the performance and compensation levels of the NEOs. This annual compensation review process includes an evaluation of key objectives and measurable contributions to ensure that incentives are not only aligned with our strategic goals, but also enable us to attract and retain a highly qualified and effective management team. Based on this evaluation, the Committee approves each executive officer’s compensation level, including base salary, as well as annual and long-term incentive opportunities.

Use of Compensation Data

In order to obtain a general understanding of compensation practices when setting total compensation levels for our NEOs, the Committee considers broad-based competitive market data on total compensation packages provided to executive officers with similar responsibilities at comparable companies. Such companies include those within the chemical industry, as well as those with similar revenues and operational complexity outside the chemical industry. As warranted, the Committee will use data obtained from third-party executive compensation salary surveys when determining appropriate total compensation levels for our NEOs. We are not currently required to hold a shareholder advisory “say-on-pay” vote.

Executive Summary

Executive Compensation Objectives and Strategy

Our executive compensation program has been designed to set compensation and benefits at a level that is reasonable, internally fair and externally competitive. Specifically, the Committee has been guided by the following objectives:

•	Pay for Performance. We emphasize pay for performance based on achievement of company operational and financial objectives and the realization of individual goals. We believe that a significant portion of each executive’s total compensation should be variable and contingent upon the achievement of specific and measurable financial and operational performance goals.

•	Align Incentives with Shareholders. Our executive compensation program is designed to focus our NEOs on our key strategic, financial and operational goals that will translate into long-term value-creation for our shareholders.

•	Balance Critical Short-Term Objectives and Long-Term Strategy. We believe that the compensation packages we provide to our NEOs should include a mix of short-term, cash-based incentive awards that encourage the achievement of annual goals, and long-term cash and equity elements that reward long-term value-creation for the business.

•	Attract, Retain and Motivate Top Talent. We design our executive compensation program to be externally competitive in order to attract, retain and motivate the most talented executive officers who will drive company objectives.

•	Pay for Individual Achievement. We believe that each executive officer’s total compensation should correlate to the scope of his or her responsibilities and relative contributions to our performance.

2017 Executive Compensation Highlights

The following summary highlights key compensation activities and decisions taken by the Committee in 2017:

•	The Committee reviewed the base salaries of our NEOs in the third quarter of 2017 based upon current market benchmarks. The Committee determined that increases were merited in light of their achievement of specific company and other goals. We implemented our annual merit increases to the base salaries of our NEOs in October 2017.

•	We adopted an annual cash incentive plan for 2017 (the “2017 ICP”), which was designed to reward participants, including our NEOs for achieving specific financial and environmental, health and safety goals. Targets under our 2017 ICP were based on EBITDA and working capital metrics included in our annual operating plan as well as environmental, health and safety initiatives to align with shareholder interests.

•	No equity awards were granted to our NEOs during 2017.

Evaluating Company and Individual Performance

In determining the 2017 compensation of our NEOs, in addition to taking into consideration market data for similarly situated executives in comparable companies and in other industries, the Committee considered the performance and individual accomplishments of our NEOs in 2016:

Mr. Boss, our President and Chief Executive Officer: The Committee considered his outstanding leadership of the business and his impact on profitable financial growth. He built a strong foundation of financial credibility and established a clear vision and strategy for continued organic and inorganic growth. Under his leadership, significant progress has been achieved in the attainment of our strategic vision.

Mr. Asmussen, our Senior Vice President and Chief Financial Officer: The Committee considered his expert knowledge and leadership in managing our balance sheet. He has also been a critical contributor in various strategic matters across both the business and his global function, in addition to managing our financial functions and enhancing the rigor of our key financial processes.

Mr. Moran, our Senior Vice President and General Counsel: The Committee considered his leadership and contributions with respect to corporate governance, strategic initiatives, and compliance programs.

Components of Our Executive Compensation Program

The principal components of our executive compensation program in which NEOs were eligible to participate in during 2017 were as follows:

Type	Components
Annual Cash Compensation	Base Salary
Annual Incentive Awards
Long-Term Incentives	Equity Award Adjustments
Benefits	Health, Welfare, and Retirement Benefits
Other	Severance Benefits

The following section describes each of these components in further detail.

1. Annual Cash Compensation

Base Salaries

The annual base salaries of our NEOs are designed to be commensurate with professional status, accomplishments, scope of responsibility, overall impact on the organization, and size and complexity of the business or functional operations managed. The annual base salaries of our NEOs are also intended to be externally competitive with the market.

The Board, the Committee, or the CEO, as applicable (the “Compensation Decision Maker”), reviews each NEOs base salary (i) annually, in conjunction with the annual performance review conducted globally for non-bargained salaried employees, and (ii) in conjunction with new hires, promotions or significant changes in job responsibilities. In approving increases to base salaries, the Compensation Decision Maker considers various factors, such as job performance, total target compensation, impact on value creation and the externally competitive marketplace.

In July 2017, the Committee reviewed current market and benchmarking data for our NEOs with recommended compensation adjustments. In making individual recommendations, the Compensation Decision Makers took into account, among other variables, the performance ratings of the individuals, positions within the applicable salary range, and the Company’s aggregate merit budget. Merit increases for NEOs were established to be aligned with the overall Company’s merit increase budget. The Committee considered how the merit adjustments fit into the overall compensation package and the need to take into account key employee retention as the Company executes upon broader strategic initiatives. In addition, Mr. Boss received a greater base salary increase as a result of the Committee’s consideration of a benchmarking analysis of comparable companies within the chemical, gas and other similar industries and the Committee’s determination that such an adjustment was warranted.

Typically, annual performance reviews are conducted in the first or second quarter of the calendar year and determine whether any increase to base salary is merited based on the prior year’s performance. For the past three years, base salary increases for our NEOs have been effective in October.

In October 2017, each of Messrs. Boss, Asmussen and Moran received a merit increase in base salary in recognition of their performance and accomplishments in 2016. The base salaries for 2016 and 2017 and the merit increases (as a % increase from the 2016 base salary) are shown in the table below.

Name	2016 Base Salary ($)	2017 Base Salary ($)(1)	2017 Increase (%)
John G. Boss	675,000	705,000	4.44%
Erick R. Asmussen	439,875	454,171	3.25%
John D. Moran	401,700	413,751	3.00%

(1)	2017 Base Salary effective as of October 1, 2017

Annual Incentive Awards

Our annual incentive compensation plan is a short-term performance-based incentive designed to reward participants for delivering increased value to the organization against specific financial and other critical business objectives. Annual incentive compensation is targeted at a level that, when combined with base salary and other components of our total rewards program, is intended to yield total annual compensation that is competitive in the external marketplace. When business performance exceeds target levels, the annual incentive compensation, when combined with base salary and other components of our total rewards program, is intended to yield total annual compensation above the market median.

The performance target components of the annual incentive compensation plan are the same for executives and other eligible, salaried employees, with variations to account for the line of business in which the employee works. We strive to set annual incentive award targets that are achievable only through strong performance, believing that this motivates our executives and other participants to deliver ongoing value-creation, while allowing us to attract and retain highly talented senior executives. Performance measures typically include financial and operational objectives and may take into consideration a number of factors, such as our prior-year performance; current market trends; working capital projections; the realization of planned productivity initiatives; expansion plans; new product development; environmental, health and safety; and other strategic factors that could potentially impact operations.

The 2017 Annual Incentive Compensation Plan

In early 2017, the Committee approved the 2017 annual incentive compensation plan for employees of the Company and its subsidiaries, and the Board approved the 2017 Annual Incentive Compensation Plan (the “2017 ICP”) targets. Under the 2017 ICP, our NEOs and other eligible participants had the opportunity to earn annual cash incentive compensation based upon the achievement of certain financial and environmental health and safety (EH&S) goals.

The performance goals were established based on the following measures:

Performance Goal	Description	2017 Target
Segment EBITDA

Segment EBITDA (earnings before interest, taxes, depreciation and amortization, adjusted to exclude certain noncash items and certain other income and expenses) was used as the primary profitability measure for determining the level of financial performance for management and executive annual incentive compensation purposes.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” elsewhere herein for a reconciliation of Net income (loss) to Segment EBITDA.

The Segment EBITDA target for 2017 was set based upon factors including, but not limited to, competitive business dynamics in the markets, raw material trends, restructuring initiatives, anticipated business unit growth and business unit budget projections. For the 2017 ICP, the target Segment EBITDA was $280 million.

Working Capital Component	For purposes of the 2017 ICP, the working capital target is designed to focus on two key elements: Customer Receivables and Inventory. The metric is the aggregate of Days Sales Outstanding and Days Inventory Outstanding on a six month rolling average. The purpose of this metric is to improve cash flow, enhance liquidity, and minimize the cost of capital.	The 2017 ICP working capital goals were established in connection with the budget process. For the 2017 ICP, the working capital target was a 10 day improvement over prior year’s aggregate Days Sales Outstanding and Days Inventory Outstanding.

Environment, Health & Safety (“EH&S”)	As a chemical manufacturer, our operations involve the use of hazardous materials, and are subject to extensive environmental regulation. As a result, EH&S is a core value and a critical focus for all employees.	For the 2017 ICP, we established metrics based upon four components: (1) Occupational Injury & Illness Rate (OIIR), (2) Environmental Incidents, (3) Fires, and (4) Loss Engineering Recommendations for improvements.

Performance Goal	Description	2017 Target

The EH&S goals established under the 2017 ICP for recurring EH&S metrics represented a significant improvement from prior year statistics relating to such metrics. The newly introduced Loss Engineering Recommendations metric was intended to drive focused actions to enhance the safety of our sites within our ongoing commitment to the culture and communities in which we operate.

Each of the 2017 performance goals was measured independently such that a payout of one element was not dependent upon the achievement of the others. This was intended to keep employees focused on driving continuous improvement in EH&S and Working Capital, in addition to EBITDA.

Awards under the 2017 ICP were calculated as follows: A target award was identified for each participant under the 2017 ICP based on a percentage of his or her base salary, which varies per participant based on the scope of the participant’s responsibilities and externally competitive benchmarks. The target awards for our NEOs in 2017 remained unchanged as a percent of their respective base salaries, from year end 2016. Actual payout of the 2017 ICP bonus was determined based on the achievement of the performance goals described above, subject to a sliding scale and the relative weightings of the performance goals noted in the table below. 70% of the 2017 ICP Bonus was determined based on achievement of Segment EBITDA goals, with the threshold payout (i.e. payout of 30% of the portion of the 2017 ICP Bonus attributable to Segment EBITDA) requiring achievement of at least 89% of the Segment EBITDA target goal and the maximum payout (i.e. payout of 200% of the portion of the 2017 ICP Bonus attributable to Segment EBITDA) requiring achievement of 111% of the Segment EBITDA target goal. Similarly, the 20% and 10% of the 2017 ICP Bonus attributable to the Working Capital and EH&S components, respectively, were subject to achievement of a threshold goal (in which case 30% of the portion of the 2017 ICP Bonus attributable to such component would be paid) and a maximum goal (in which 200% of the portion of the 2017 ICP Bonus attributable to such component would be paid). To the extent that 100% of the applicable target goal was achieved, the portion of the 2017 ICP Bonus payable in respect of the applicable component was 100%. If actual performance was to fall between the threshold and target or between the target and maximum goals for the applicable component of the 2017 ICP Bonus, then the amount payable in respect of such component would be subject to linear interpolation.

The following table summarizes the target awards, performance measures, weightings, achievements and payouts under the 2017 ICP for each our NEOs. The amount paid to each of our NEOs in respect of their participation in the 2017 ICP is reflected in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table shown below.

Name	Incentive Target (% of Base Salary)	Target Award ($)	Performance Criteria	Weight for Calculation	Performance Achieved (%)	2017 ICP Payout ($)	Total Payout ($)
John G. Boss	100%	705,000	Segment EBITDA	70%	141%	692,028
			EH&S Goal	10%	150%	105,750
			Working Capital	20%	0%	—	797,778
Erick R. Asmussen	65%	295,211	Segment EBITDA	70%	141%	289,779
			EH&S Goal	10%	150%	44,282
			Working Capital	20%	0%	—	334,061
John D. Moran	55%	227,563	Segment EBITDA	70%	141%	223,376
			EH&S Goal	10%	150%	34,134
			Working Capital	20%	0%	—	257,510

2. Long-Term Incentive Awards

Equity Awards

The Committee believes that equity awards play an important role in creating incentives to maximize Company performance, motivating and rewarding long-term value-creation, and further aligning the interests of our NEOs with those of our shareholders.

Our current long-term incentive strategy includes the use of periodic grants, rather than ongoing annual grants of equity. The Committee believes that periodic grants provide an incentive toward a long-term projected value. Our equity awards contain time, performance and service vesting requirements. Awards that are conditioned on time and service vesting requirements function as a retention incentive, while awards that are conditioned on performance and service vesting requirements are linked to the attainment of specific long-term objectives.

On March 12, 2015, the Board approved the MPMH Equity Plan pursuant to which Momentive can award stock options, restricted stock units, restricted stock and other stock-based awards. The purpose of the MPMH Equity Plan is to assist us in attracting, retaining, incentivizing and motivating employees and to promote the success of our business by aligning participant interests with those of our shareholders. In 2015, the Committee approved grants under the MPMH Equity Plan of restricted stock units and stock options to our NEOs.

No awards were granted to our NEOs during 2017.

The MPMH Equity Plan is described further in the “Narrative to Outstanding Equity Awards Table” below.

Cash Awards

From time to time, the Committee approved long-term cash awards or plans for our key employees, including our NEOs. These awards were designed to pay over extended performance periods, subject to the achievement of specified, measurable performance goals, and were further conditioned upon continued employment. As such, these awards are useful in providing a defined value for achievement of our financial targets, as well as leadership stability. In addition, long-term cash awards help complement equity awards that are not yet liquid. No such cash awards were approved in 2017.

3. Benefits

The Company provides a comprehensive group of benefits to eligible employees, including our NEOs. These include health and welfare benefits as well as retirement benefits. Our benefit programs are designed to provide market competitive benefits for employees and their covered dependents.

Each of our NEOs participates in the Company’s qualified defined contribution retirement plan (the “MPM 401(k) Plan”) on substantially the same terms as other participating employees. In addition, because individuals are subject to U.S. tax limitations on contributions to qualified retirement plans, MPM previously adopted a defined contribution Supplemental Executive Retirement Plan (the “MPM SERP”), a non-qualified plan, to provide these employees, including our NEOs, with an incremental benefit on eligible earnings above the U.S. tax limits for qualified plans. Our NEOs are eligible to participate in the MPM SERP on the same terms and conditions as our other highly compensated salaried employees.

Most of our U.S. employees are eligible to participate in the MPM 401(k) Plan. This plan allows eligible exempt employees to make pre-tax contributions from 1% to 15% of eligible earnings for employees who meet the definition of highly compensated employees and 30% for all other employees up to the U.S. tax limits for qualified plans. Our NEOs are eligible to receive matching contributions from us equal to 100% of contributions of up to 5% of eligible earnings. In addition, we make an annual retirement contribution ranging from 2% to 6%

of eligible compensation, depending on years of benefit service, to eligible employees actively employed on the last day of the year. An additional company matching contribution of up to 1.25% of the employee’s contribution may be made if we achieve specified annual financial goals established at the beginning of each plan year. In 2017, these financial goals were achieved.

These plans are described under the heading “Narrative to the Nonqualified Deferred Compensation Table” below.

4. Other

Change-in-Control and Severance Benefits

Our NEOs are generally entitled to certain limited change-in-control and severance protections. We believe that appropriate change-in-control and severance protections accomplish two objectives. First, they create an environment where key executives are able to take actions in the best interest of the Company without incurring undue personal risk. Second, they foster management stability during periods of potential uncertainty. We are also cognizant that excessive pay in the way of change-in-control and severance protection would not be in the best interest of the Company because such pay may encourage undue risk-taking. In an attempt to balance the delicate equation, the Committee has determined to provide these benefits very selectively. The change-in-control and severance benefits payable to our NEOs are discussed under the headings “Narrative to the Summary Compensation Table” and in the discussion on “Potential Payments Upon Termination or Change in Control” below.

Summary Compensation Table—Fiscal 2017

The following table provides information about the compensation for the years ended December 31, 2017, 2016, and 2015 for our Chief Executive Officer, our Chief Financial Officer and our General Counsel and Secretary. We collectively refer to these three individuals as our NEOs. The compensation for those NEOs who provide services to us are shown regardless of the source of compensation.

SUMMARY COMPENSATION TABLE—FISCAL 2017

Name and Principal Position(a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Options Awards ($) (f) (1)	Non-Equity Incentive Plan Compensation ($) (g) (2)	All Other Compensation ($) (h) (3)	Total ($) (i)
John G. Boss President and Chief Executive Officer	2017	693,202	—	—	—	797,778	85,592	1,576,572
	2016	624,227	—	—	—	816,454	43,342	1,484,023
	2015	618,144	800,000	2,066,341	1,843,919	60,550	49,986	5,438,940
Erick R. Asmussen Senior Vice President and Chief Financial Officer	2017	443,724	—	—	—	334,061	48,424	826,209
	2016	429,005	—	—	—	345,837	31,444	806,286
	2015	258,269	—	1,024,632	914,340	27,625	49,353	2,274,219
John D. Moran Senior Vice President, General Counsel and Secretary	2017	404,945	—	—	—	257,510	43,236	705,691
	2016	393,150	—	—	—	267,233	29,346	689,729
	2015	112,500	—	597,702	533,365	5,363	46,315	1,295,245

(1)	Stock option awards fair values as of the date of the grant were determined to be $9.83 for Tranche A option awards and $8.93 for Tranche B option awards using the Monte Carlo option-pricing model.
(2)	The amounts shown in column (g) for 2017 reflect the amounts earned under the 2017 ICP, our annual incentive compensation plan, based on performance achieved for 2017. The material terms of the 2017 ICP are described in the Compensation Discussion and Analysis above. The amounts earned under the 2017 ICP were paid in April 2018.

(3)	The amounts shown in column (h) for 2017 are detailed in the following table:

	Retirement Savings Plan Contributions	SERP Annual Credit	SERP Interest Credit	Relocation	Total All Other Compensation
John G. Boss	22,275	61,983	1,334	—	85,592
Erick R. Asmussen	22,275	25,978	171	—	48,424
John D. Moran	22,275	20,109	119	733	43,236

Grants of Plan-Based Awards—Fiscal 2017

The following table presents information about grants of awards during the year ended December 31, 2017 under the 2017 ICP. There has not been any equity based activity that would require an additional compensation expense or otherwise trigger a charge to our earnings in 2017, and are therefore not reported in the table below:

Name(a)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards
	Threshold ($) (b)(1)	Target ($) (c)	Maximum ($) (d)
John G. Boss 2017 ICP	17,625	705,000	1,410,000
Erick R. Asmussen 2017 ICP	7,380	295,211	590,422
John D. Moran 2017 ICP	5,689	227,563	455,126

(1)	Threshold is calculated as the minimum level of achievement above zero, attainable within the Plan design.

Narrative to the Summary Compensation Table and Grants of Plan-Based Awards Table

Employment Agreements

We have employment agreement letters with our NEOs, which provide for their terms of compensation and benefits, severance, and certain restrictive covenants. Mr. Boss’s employment letter provided him a guaranteed sign-on bonus of $1.3 million to be paid over a two-year period beginning July 2014 and ending April 2015. This sign-on bonus compensated Mr. Boss for the estimated value of the long-term incentive awards he forfeited with his prior employer. All amounts under the sign-on bonus have been paid. Further details regarding the severance and restrictive covenant provisions are described below under “Potential Payments upon a Termination or Change in Control.”

2017 Annual Incentive Compensation Plan (2017 ICP)

Information on the 2017 ICP targets, performance components, weightings, and payouts for each of our NEOs can be found in the Compensation Discussion and Analysis section of this prospectus.

Narrative to Outstanding Equity Awards Table

MPMH Equity Plan

On April 10, 2015, Mr. Boss received awards of service-based restricted stock units (“RSUs”) of Momentive and performance-based stock options of Momentive under the MPMH Equity Plan. On July 20, 2015 and September 24, 2015, Messrs. Asmussen and Moran, respectively, received awards of service-based restricted stock units of Momentive and performance-based options to purchase shares of Momentive under the MPMH Equity Plan.

The RSUs generally become 100% vested upon the fourth anniversary of the grant date. The RSUs may vest earlier upon a Sale and provide for ratable vesting in the event of an IPO (as such terms are defined in the MPMH Equity Plan).

The stock options generally vest based upon the achievement of certain price-per-share targets achieved in a Sale or an IPO.

The vesting terms of the RSUs and stock options described above are each conditioned on the NEOs’ continued employment with us through an applicable vesting date. With respect to any RSUs that become vested, such RSUs will be settled in shares of Momentive within sixty (60) days following the applicable vesting date, subject to certain conditions and limitations. In addition to containing certain restrictions on transferability and other customary terms and conditions, the RSU and stock option award agreements include the following restrictive covenants: (i) a 2-year post-termination of employment or services non-compete; (ii) a 2 year post-termination of employment or services non-solicitation of customers, suppliers and employees; (iii) indefinite nondisclosure and non-disparagement covenants; and (iv) an assignment of intellectual property rights.

Outstanding Equity Awards—2017 Fiscal Year-End

The following table presents information about outstanding and unexercised stock options and outstanding and unvested stock awards held by our NEOs as of December 31, 2017. The securities underlying the awards are shares of common stock of Momentive and were granted under the MPMH Equity Plan. See the Narrative to the Outstanding Equity Awards Table below for a discussion of this plan and the vesting conditions applicable to the awards.

	Option Awards			Stock Awards
Name(a)	Equity Incentive Plan Awards: Number of Securities Underlying Unexcercised Unearned Options (#) (b)	Options Exercise Price ($) (c)	Option Expiration Date (d)	Number of Shares or Units of Stock That Have Not Vested (#) (e)	Market Value of Shares or Units of Stock That Have Not Vested ($) (f)(1)
John G. Boss
MPMH Equity Plan
Tranche A Options(2)	118,580	10.25	4/10/2025	—	—
Tranche B Options(2)	118,580	10.25	4/10/2025	—	—
RSUs(3)				101,640	2,032,800
Erick R. Asmussen
MPMH Equity Plan
Tranche A Options(2)	58,800	10.25	7/20/2025	—	—
Tranche B Options(2)	58,800	10.25	7/20/2025	—	—
RSUs(3)				50,400	1,008,000
John D. Moran
MPMH Equity Plan
Tranche A Options(2)	34,300	10.25	9/24/2025	—	—
Tranche B Options(2)	34,300	10.25	9/24/2025	—	—
RSUs(3)				29,400	588,000

(1)	The market values shown in columns (f) are based on a $20.00 per share value which is the value of one share of common stock of Momentive as of December 31, 2017, as quoted on the OTCQX.
(2)	In May 2016, the Committee approved a repricing of the exercise price of the stock options from $20.33 per share to $10.25 per share. The Tranche A Option and Tranche B vest upon achievement of the Tranche A Performance Threshold ($20.00 per share) or the Tranche B Performance Threshold ($25.00 per share), as applicable.
(3)	These awards vest upon the fourth anniversary of the applicable grant date.

Option Exercises and Stock Vested—Fiscal 2017

There were no option exercises or RSUs that vested for our NEOs in fiscal 2017. Thus, the “Option Exercises and Stock Vested—Fiscal 2017” table has been omitted from this prospectus.

Pension Benefits—Fiscal 2017

All of our NEOs were hired after MPM’s relevant qualified and non-qualified defined benefit pension plans were frozen and are therefore not eligible to participate in such plans.

Nonqualified Deferred Compensation—Fiscal 2017

The following table presents information with respect to each defined contribution plan that provides for the deferral of compensation on a basis that is not tax-qualified.

NONQUALIFIED DEFERRED COMPENSATION TABLE—FISCAL 2017

Name (a)	Executive Contributions in Last Fiscal Year ($) (b)	Registrant Contributions in Last Fiscal Year ($) (c)(1)	Aggregate Earnings (Loss) in Last Fiscal Year ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last Fiscal Year End ($) (f)
John G. Boss
MPM SERP	—	61,983	1,334	—	122,261
Erick R. Asmussen
MPM SERP	—	25,978	171	—	35,730
John D. Moran
MPM SERP	—	20,109	119	—	26,904

(1)	The amount shown in column (c) for the MPM SERP is included in the All Other Compensation column of the Summary Compensation Table for 2017. These amounts were earned in 2017 and credited to the accounts by the Company in 2018.

Narrative to the Nonqualified Deferred Compensation Table

MPM SERP

The MPM SERP was adopted by MPM in 2012 to provide certain of its executives and other highly compensated employees, including our NEOs, whose benefits under the MPM 401(k) Plan are limited by the benefit restrictions under the Internal Revenue Code. For such individuals, an annual contribution of 5% of eligible earnings above the maximum compensation that may be recognized under the MPM 401(k) Plan (in 2017, such amount was $270,000) is credited to the individuals MPM SERP account. The MPM SERP is an unfunded non-qualified plan. Account credits are made to the plan during the second quarter of each year. Interest credits are provided in the participant’s SERP accounts at an interest rate equal to the average annual return of the one year US Treasury Notes, with a minimum credit at an annual rate of 2.5%. Any amount held in the MPM SERP is paid to an employee on the six month anniversary of such employee’s termination of employment.

Potential Payments Upon Termination or Change in Control

Termination Payments

As described above, we have employment agreements or employment letters with Messrs. Boss, Asmussen, and Moran that provide for severance under certain circumstances as well as restrictive covenants.

Mr. Boss has an employment letter, which provides him a guaranteed severance benefit equal to 18 months of base salary in the event of a termination without “cause” (as such term is defined in his employment letter). Mr. Boss is also eligible to receive executive outplacement and COBRA benefits continuation in accordance with the Company’s severance policy. None of the payments or benefits are subject to a tax gross-up.

Messrs. Asmussen and Moran are guaranteed severance equal to 12 months of base salary in the event that they are terminated without “cause” (as such term is defined in their respective employment letters). Each of Messrs. Asmussen and Moran is also eligible to receive executive outplacement and COBRA benefits continuation in accordance with the Company’s severance policy. None of the payments or benefits are subject to a tax gross-up.

In accordance with their receipt of equity awards, each of Messrs. Boss, Asmussen and Moran are subject to an obligation not to compete with us and not to solicit our associates (i.e. customers, suppliers, employees) for two years following termination of their employment for any reason, as well as a covenant not to disclose confidential information or disparage us or our affiliates.

Our equity awards provide for accelerated vesting upon the occurrence of certain change in control events if certain conditions are met, including those related to our stock price.

•	Treatment of RSUs upon an IPO or a Sale (as such terms are defined in the MPMH Equity Plan):

•	Upon an IPO occurring prior to the applicable vesting date, RSUs shall vest pro-rata in increments of 25% for each anniversary of the date of grant that has elapsed prior to the consummation of such IPO (e.g. if the IPO occurs on or after the third anniversary of the grant date but before the fourth anniversary, 75% of the RSUs would vest). Any remaining unvested RSUs following an IPO would remain outstanding, and eligible to vest in annual increments of 25% of the total RSUs originally granted, subject to a recipients continued employment through the applicable vesting date.

•	Upon a Sale occurring prior to the applicable vesting date, the RSUs, to the extent unvested, shall become fully vested, subject to the Grantee’s continued employment through the date of such Sale.

•	Stock option awards vest upon a Sale or IPO, but only if the price of Momentive’s share price exceeds the applicable performance thresholds, none of which would have been achieved as of December 31, 2017.

The following table describes payments our NEOs would have received had the individual’s employment been involuntarily terminated (other than for cause), including in connection with a change in control related to a Sale of the Company, as of December 31, 2017. The calculations are intended to provide reasonable estimates of the potential benefits, are based on numerous assumptions, and may not represent the actual amount an executive would receive if an eligible termination event were to occur.

Name	Cash Severance ($)(1)	Estimated Value of Non-Cash Benefits ($)(2)	2017 ICP ($)(3)	Restricted Stock Vesting ($)(4)
John G. Boss	1,057,500	12,687	797,778	2,032,800
Erick R. Asmussen	454,171	10,876	334,061	1,008,000
John D. Moran	413,751	10,876	257,510	588,000

(1)	This column reflects cash severance payments due under the NEOs employment arrangement or under applicable severance guidelines, as described above, based on salary as of December 31, 2017.
(2)	This column reflects the estimated value of health care benefits and outplacement services for the NEOs. The values are based upon the cost of such benefits at December 31, 2017.
(3)	This column reflects the amount actually earned based on 2017 performance by each executive under the 2017 ICP, which would be paid if he was employed through December 31, 2017, but his employment was terminated by the Company without Cause or as a result of his death or disability prior to the scheduled payment date.
(4)

This column reflects the value of RSUs that would have vested assuming that a Sale had occurred as of December 31, 2017 and based on an $20.00 per share value which was the value of one share of common stock of Momentive as of December 31, 2017, as quoted on the OTCQX. This accelerated vesting of RSUs would occur at the time of a Sale and is not conditioned upon a termination of the NEOs employment.

Pay Ratio Disclosure

In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act and Regulation S-K, we are providing disclosure of the ratio of the total annual compensation of the principal executive officer (“PEO”) to the median employee’s annual total compensation. The Company’s PEO is Mr. Boss. Our CEO pay ratio information is a reasonable good faith estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

Median Employee Methodology

As permitted by the rule, in determining the median employee, the Company excluded approximately 190 non-US employees from the following countries, which represents less than 4% of our total U.S. and non-U.S. employee population: Argentina (2), Czech Republic (1), Malaysia (14), Mexico (20), Poland (1), Thailand (148) and United Arab Emirates (4). This administrative exclusion has an immaterial impact upon the identification of the median employee.

Because the SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee’s annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio reported below, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

The Company selected annual base salary as of October 2, 2017 as an appropriate measure of compensation for determining the median employee and it was annualized for those hired during 2017. We used annual total compensation for calculating the pay ratio.

2017 Pay Ratio

The annual total compensation for Mr. Boss, as reported in the Summary Compensation Table was $1,580,654. The annual total compensation of the median employee, calculated consistent with the Summary Compensation Table, was $78,465. The pay ratio was 20 to 1.

Director Compensation—Fiscal 2017

The following table presents information regarding the compensation earned with respect to 2017 to our directors who are not also NEOs and who served on the Board during the year.

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)	Total ($) (d)
Mahesh Balakrishnan	82,500	75,000	157,500
Bradley J. Bell	122,500	75,000	197,500
Theodore (Ted) Butz	80,000	75,000	155,000
John D. Dionne	90,000	75,000	165,000
Samuel Feinstein(1)	75,000	93,758	168,758
Robert Kalsow-Ramos	92,500	75,000	167,500
Scott M. Kleinman	80,000	75,000	155,000
Julian Markby	90,000	75,000	165,000
Jeffrey M. Nodland	80,000	75,000	155,000
Marvin O. Schlanger	85,000	75,000	160,000

(1)	Mr. Feinstein became a director on November 3, 2016. In lieu of a prorated stock award in 2016, Mr. Feinstein was granted an award equal to 125% of the 2017 annual grant amount to take into account his service in the fourth quarter of 2016. At December 31, 2017, there were 4,103 Stock Awards outstanding for each of the directors listed, other than Mr. Feinstein, for whom 5,129 Stock Awards were outstanding.

Narrative to the Director Compensation Table

In March 2015, a director compensation policy was adopted for Momentive directors. Under this policy, directors receive an annual retainer of $75,000 payable quarterly in arrears, and the Chairman of the Board receives an additional $25,000 annual retainer, also paid quarterly in arrears. Directors who serve on committees of the Board receive the following annual retainers for their services:

Committee	Member Retainer	Chairperson Retainer
Audit	$10,000	$15,000
Compensation	7,500	12,500
Environment, Health & Safety	5,000	10,000
Nominating & Governance	5,000	10,000

Retainer amounts payable with respect to any partial quarter of service are prorated to reflect the number of days served by the director during such quarter. Directors are also entitled to receive an annual equity grant under the MPMH Equity Plan with a grant date Fair Market Value (as defined in the MPMH Equity Plan) equal to $75,000 annually, in the form and subject to the terms and conditions established by the Committee from time to time in accordance with the MPMH Equity Plan. As an administrative convenience, the Board typically does not make an award to directors joining in the fourth quarter of a year and provides an award of greater value in the following year to take into account the director’s service in the preceding fourth quarter.

The equity awards consist of RSUs which generally become 100% vested upon the first anniversary of the grant date, provided that the director provides services to the Company as a member of the Board through the first anniversary of the grant date. The RSUs may vest earlier upon a Sale. With respect to any RSUs that become vested, such RSUs will be settled in shares of Momentive within sixty (60) days following the applicable vesting date, subject to certain conditions and limitations. In addition to containing certain restrictions on transferability and other customary terms and conditions, the RSU agreements include the following restrictive covenants: (i) a 2 year post-termination of services non-solicitation of customers, suppliers, directors, officers, and employees; (ii) indefinite nondisclosure and non-disparagement covenants; and (iii) an assignment of intellectual property rights.

EQUITY COMPENSATION PLAN INFORMATION

The following table show the securities authorized for issuance under Momentive’s equity compensation plans as of December 31, 2017.

Plan Category	Number of Securities to Be Issued Upon the Exercise of Outstanding Option and Rights (#) (a)	Weighted- Average Exercise Price of Outstanding Options and Rights ($) (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans [Excluding Securities Reflected in Column (a)] (#) (c)
Equity compensation plans approved by security holders
Equity compensation plans not approved by security holders	3,818,182	13.33	1,448,686

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Messrs. Kalsow-Ramos and Balakrishnan, whose names appear on the Compensation Committee Report above, are employed by Apollo and Oaktree Capital Management, respectively, two of Momentive’s shareholders. Neither of these directors is or has been an executive officer of the Company. None of our executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, the executive officers of which served as a director or member of our Committee during the fiscal year ended December 31, 2017.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth as of March 19, 2018 information regarding the beneficial ownership of our common stock and shows the number of shares of common stock and percentage owned by:

•	each member of our Board of Directors and each of our named executive officers;

•	all of the executive officers and members of the Board of Directors as a group;

•	each person known to beneficially own more than 5% of our common stock, each of whom is a selling stockholder; and

•	all other selling stockholders.

As of March 19, 2018, we had 48,121,634 shares of common stock outstanding. The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest. Except as otherwise indicated in the footnotes below, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated common stock and has not pledged any such stock as security.

Name of Beneficial Owner(1)	Number of Shares of Common Stock Beneficially Owned	Percent of Class	Shares of Common Stock That May Be Offered for Resale(2)
Directors and Named Executive Officers:
Mahesh Balakrishnan(3)(4)	15,039	*	—
Bradley J. Bell(3)	27,539	*	—
John G. Boss	—	—	—
Erick R. Asmussen	—	—	—
John D. Dionne(3)	39,633	*	—
Robert Kalsow-Ramos(3)(5)	15,039	*	—
Scott M. Kleinman(3)(5)	15,039	*	—
Julian Markby(3)	17,539	*	—
John D. Moran	—	—	—
Jeffrey M. Nodland(3)	13,161	*	—
Theodore H. Butz(3)	7,843	*	—
Marvin O. Schlanger(3)	15,039	*	—
Samuel Feinstein(3)(5)	5,129	—	—
Executive Officers and Directors as a group(3)	171,000	*	—
5% Selling Stockholders:
Euro VI (BC) S.à r.l.(6)	19,084,996	39.66%	19,084,996
OCM Opps MTIV Holdings, LLC(7)	10,289,373	21.38%	10,289,373
D. E. Shaw Galvanic Portfolios, L.L.C.(8)	3,574,759	7.43%	506,750
Pentwater Capital Management(9)	2,556,435	5.31%	2,556,435
Other Selling Stockholders:
Ares Management(10)	2,253,983	4.68%	334,265
Carlson Capital(11)	1,307,716	2.72%	122,225
Aristeia Capital(12)	650,000	1.35%	650,000
Nexpoint Credit Strategies Fund(13)	485,875	*	83,904
Napier Park Global Capital(14)	300,000	*	300,000

* Less than 1%.

(1)	Unless otherwise noted, the address for each person listed in this table is c/o Momentive Performance Materials Inc., 260 Hudson River Road, Waterford, NY 12188.
(2)	The shares of our common stock that may be offered for resale by the selling stockholders pursuant to this prospectus were acquired by the selling stockholders in connection with the emergence from Chapter 11 bankruptcy pursuant to the Plan of Reorganization in transactions that were exempt from registration under Section 4(a)(2) of the Securities Act and Section 1145 of the Bankruptcy Code, or purchased in the over-the-counter market or in transactions otherwise than in the over-the-counter market. We have been advised that none of the selling stockholders is a broker-dealer and that each selling stockholder that is an affiliate of a broker-dealer acquired its shares of common stock in the ordinary course of its business and, at the time of acquisition, had no agreements or understandings, directly or indirectly, with any person to distribute the shares.
(3)	Includes 42,056 shares of vested but unissued restricted common stock that vested on March 15, 2018 for the following directors: Messrs. Balakrishnan (4,103), Bell (4,103), Butz (4,103), Dionne (4,103), Feinstein (5,129), Kalsow-Ramos (4,103), Kleinman (4,103), Markby (4,103), Nodland (4,103) and Schlanger (4,103).
(4)	The address for Mr. Balakrishnan is 333 South Grand Avenue, 28th Floor, Los Angeles, CA 90071.
(5)	The address of each of Messrs. Feinstein, Kalsow-Ramos and Kleinman is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019.
(6)	AIF VI Euro Holdings, L.P. (“AIF VI Euro”) is the sole shareholder of Euro VI (BC) S.à r.l. (“Euro VI BC”). Apollo Advisors VI (EH), L.P. (“Advisors VI (EH)”) is the general partner of AIF VI Euro, and Apollo Advisors VI (EH-GP), Ltd. (“Advisors VI (EH-GP)”) is the general partner of Advisors VI (EH). Apollo Principal Holdings III, L.P. (“Principal III”) is the sole shareholder of Advisors VI (EH-GP). Apollo Principal Holdings III GP, Ltd. (“Principal III GP”) is the general partner of Principal III. Apollo Management VI, L.P. (“Management VI”) is the manager of AIF VI Euro, and AIF VI Management, LLC (“AIF VI LLC”) is the general partner of Management VI. Apollo Management, L.P. (“Apollo Management”) is the sole member and manager of AIF VI LLC and Apollo Management GP, LLC (“Management GP”) is the general partner of Apollo Management. Apollo Management Holdings, L.P. (“Management Holdings”) is the sole member and manager of Management GP. Apollo Management Holdings GP, LLC (“Management Holdings GP”) is the general partner of Management Holdings. Leon Black, Joshua Harris and Marc Rowan are the managers, as well as executive officers, of Management Holdings GP, and the directors of Principal III GP, and as such may be deemed to have voting and dispositive control of the shares of common stock held of record by Euro VI (BC). The address of Euro VI (BC) is 2, Avenue Charles de Gaulle, L-1653, Luxembourg. The address of AIF VI Euro and Advisors VI (EH) is c/o Walkers Corporate Limited, Cayman Corporate Center, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands. The address of Advisors VI (EH-GP), Principal III and Principal III GP is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Street, George Town, KY1-9005 Grand Cayman, Cayman Islands. The address of each of Management VI, AIF VI LLC, Apollo Management, Management GP, Management Holdings and Management Holdings GP, and Messrs. Black, Harris and Rowan, is 9 West 57th Street, 43rd Floor, New York, New York 10019.
(7)

The manager of OCM Opps MTIV Holdings, LLC (“Opps MTIV”) is Oaktree Fund GP, LLC (“GP LLC”). The managing member of GP LLC is Oaktree Fund GP I, L.P. (“GP I”). The general partner of GP I is Oaktree Capital I, L.P. (“Capital I”). The general partner of Capital I is OCM Holdings I , LLC (“Holdings I”). The managing member of Holdings I is Oaktree Holdings, LLC (“Holdings”). The managing member of Holdings is Oaktree Capital Group, LLC (“OCG”). The duly elected manager of OCG is Oaktree Capital Group Holdings GP, LLC. The members of Oaktree Capital Group Holdings GP, LLC are Howard Marks, Bruce Karsh, Jay Wintrob, John Frank and Sheldon Stone. Each of the managing members, managers, general partners, and members described above disclaims beneficial ownership of any shares of common stock beneficially or of record owned by Opps MTIV, except to the extent of any pecuniary interest therein. Mr. Balakrishnan, an employee of Oaktree Capital Management, L.P., an affiliate of Opps MTIV, has been a Director of the Company since October 24, 2014. The business address for each of the persons and entities named in this footnote is 333 South Grand Avenue, 28th Floor, Los Angeles, CA 90071.
(8)	The investment adviser of D. E. Shaw Galvanic Portfolios, L.L.C. (“Portfolios”) is D. E. Shaw Adviser II, L.L.C. (“Adviser”) and the manager is D. E. Shaw Manager II, L.L.C. (“Manager”). The managing member of Adviser is D. E. Shaw & Co., L.P. (“DESCO LP”) and the managing member of Manager is D. E. Shaw & Co., L.L.C. (“DESCO LLC”). DESCO LP and DESCO LLC may be deemed to have the shared power to exercise voting and investment control with respect to the shares held by Portfolios. Julius Gaudio, Maximilian Stone, and Eric Wepsic, or their designees, exercise voting and investment control over such shares on DESCO LP and DESCO LLC’s behalf. D. E. Shaw & Co., Inc. (“DESCO Inc.”), as general partner of DESCO LP, and D. E. Shaw & Co. II, Inc. (“DESCO II Inc.”), as managing member of DESCO LLC, may be deemed to have the shared power to exercise voting and investment control with respect to the shares. Each of DESCO LP, DESCO LLC, DESCO Inc., or DESCO II Inc. disclaims beneficial ownership of the shares. By virtue of David E. Shaw’s position as President and sole shareholder of DESCO Inc. and as President and sole shareholder of DESCO II Inc., he may be deemed to have the shared power to exercise voting and investment control with respect to the shares. David E. Shaw disclaims beneficial ownership of the shares held by Portfolios. The business address of each person and entity named in this footnote is 1166 Avenue of the Americas, Ninth Floor, New York, NY 10036.
(9)	Includes (i) 482,486 shares held of record by Oceana Master Fund Ltd., (ii) 477,058 shares held of record by Pentwater Capital Management LP as investment advisor to LMA SPC for and on behalf of MAP98 Segregated Portfolio, (iii) 22,653 shares held of record by Pentwater Equity Opportunities Master Fund Ltd, (iv) 1,564,604 shares held of record by PWCM Master Fund Ltd and (v) 9,634 shares held of record by Pentwater Merger Arbitrage Master Fund Ltd. Matthew C. Halbower, CIO and CEO of Pentwater Capital Management LP, exercises voting and investment control with respect to the shares held by the entities named in this footnote. The business address for each person and entity named in this footnote is 614 Davis St., Evanston, IL 60201.
(10)	Includes (i) 811,002 shares held of record by Ares Special Situations Fund III, L.P. (“Special Situations Fund III”), of which 334,265 shares may be offered for sale and (ii) 1,442,481 shares held of record by Ares Special Situations Fund IV, L.P. (“Special Situations Fund IV”), of which no shares may be offered for sale.

The manager of Special Situations Fund III is ASSF Operating Manager III, LLC, the sole member of which is Ares Management LLC (“AM LLC”). The manager of Special Situations Fund IV is ASSF Operating Manager IV, L.P., the general partner of which is Ares Capital Management III LLC (“ACM III”). The sole member of ACM III is AM LLC. The sole member of AM LLC is Ares Management Holdings L.P. (“Ares Management Holdings”) and the general partner of Ares Management Holdings is Ares Holdco LLC (“Ares Holdco”). The sole member of Ares Holdco is Ares Holdings Inc. (“Ares Holdings”), whose sole stockholder is Ares Management, L.P. (“Ares Management”). The general partner of Ares Management is Ares Management GP LLC (“Ares Management GP”) and the sole member of Ares Management GP is Ares Partners Holdco LLC (“Ares Partners” and, together with Special Situations Fund III, Special Situations Fund IV, ASSF Operating Manager III, LLC, ASSF Operating Manager IV, L.P., ACM III, AM LLC, Ares Management Holdings, Ares Holdco, Ares Holdings, Ares Management, and Ares Management GP, the “Ares Entities”). Ares Partners is managed by a board of managers, which is composed of Michael Arougheti, Ryan Berry, R. Kipp deVeer, David Kaplan, Michael McFerran, Antony Ressler and Bennett Rosenthal. Mr. Ressler generally has veto authority over decisions by the board of managers. Each of the Ares Entities (other than Special Situations Fund III and Special Situations Fund IV with respect to the shares held directly by each of them) and the members of the board of managers and the other directors, officers, partners, stockholders, members and managers of the Ares Entities expressly disclaims beneficial ownership of the shares of common stock. The address of each Ares Entity is 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

(11)

Represents 1,307,716 shares held of record by Double Black Diamond Offshore Ltd. (“Double Black Diamond”), of which 122,225 shares may be offered for sale. The investment advisor of Double Black Diamond is Carlson Capital, L.P., and the general partner of Carlson Capital, L.P. is Asgard Investment Corp. II. The sole stockholder of Asgard Investment Corp. II is Asgard Investment Corp., and Clint D.

Carlson is its controlling person. The business address of each person and entity named in this footnote is 2100 McKinney Ave, Suite 1800, Dallas, TX 75201.
(12)	Includes (i) 562,476 shares held of record by Aristeia Horizons LP (“Horizons”), (ii) 14,430 shares held of record by Compass TSMA L.P. (“TSMA”), (iii) 9,977 shares held of record by Compass ESMA LP (“ESMA”), (iv) 23,954 shares held of record by Windermere Ireland Fund PLC (“Ireland Fund”) and (v) 39,163 shares held of record by ASIG International Limited (“ASIG”).

Aristeia Capital, L.L.C. and Aristeia Advisors, L.P. (collectively, “Aristeia”) may be deemed the beneficial owners of the securities described herein in their capacity as the investment manager and/or general partner, as the case may be, of Horizons, TSMA, ESMA, Ireland Fund and ASIG (each an “Aristeia Fund” and collectively, the “Aristeia Funds”), which are the holders of such securities. As investment manager, trading advisor and/or general partner of each Aristeia Fund, Aristeia has voting and investment control with respect to the securities held by each Aristeia Fund. Anthony M. Frascella is the Chief Investment Officer of Aristeia. Each of Aristeia and such individual disclaims beneficial ownership of the securities referenced herein except to the extent of its or his direct or indirect economic interest in the Aristeia Funds. The business address for each of the persons and entities is c/o Aristeia Capital L.L.C., One Greenwich Plaza, Greenwich, CT 06830.

(13)	The investment adviser of Nexpoint Credit Strategies Fund (“Nexpoint”) is Nexpoint Advisors, L.P. James Dondero exercises voting and/or investment control with respect to the shares held by Nexpoint. The business address of each person and entity named in this footnote is 300 Crescent Court Suite 700, Dallas, TX 75201.
(14)	Includes (i) 172,799 shares held of record by DStar Ltd. and (ii) 127,201 shares held of record by Napier Park Select Master Fund, LP. Napier Park Global Capital (US) LP (“Napier Park”) acts as the investment manager or investment advisor, as the case may be, to all of the entities listed above in this footnote 14. Napier Park exercises voting and investment control with respect to the shares held by the entities, where Ram Putcha exercises voting and investment control with respect to such shares. The business address of each person and entity named in this footnote is c/o Napier Park Global Capital, 280 Park Avenue, 3rd Floor, New York, NY 10017.

Relationships with Selling Stockholders

None of the selling stockholders, other than Apollo, has had any material relationships with the Company within the past three years other than representation on the Company’s board of directors as described in the table above. See “Certain Relationships and Related Party Transactions.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions, during our last three fiscal years or currently proposed, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock had or will have a direct or indirect material interest.

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting this criteria to which we have been or will be a party other than compensation arrangements, which are described where required under “Compensation Discussion and Analysis.”

We have entered into various agreements with Apollo and its affiliates on terms which management has concluded are fair to us. Agreements with Apollo and its affiliates were entered into primarily in connection with the GE Advanced Materials Acquisition and the prior combination with Hexion and we do not pay any fees to Apollo under such agreements.

Messrs. Feinstein, Kalsow-Ramos, Kleinman and Schlanger have been designated to our Board of Directors by Apollo, and Messrs. Feinstein, Kalsow-Ramos, Kleinman and Schlanger are directors of Hexion, an affiliate of Apollo.

Registration Rights Agreement

On October 24, 2014, in connection with the emergence from Chapter 11, we entered into a registration rights agreement with certain of our stockholders (the “Registration Rights Agreement”), which provides our stockholders party thereto certain registration rights.

Under the Registration Rights Agreement, we are required to file a shelf registration statement (on Form S-3 if permitted) and use our reasonable best efforts to cause the registration statement to become effective for the benefit of all stockholders party to the Registration Rights Agreement. Any individual holder or holders of our outstanding common stock party thereto can demand an unlimited number of “shelf takedowns,” which may be conducted in underwritten offerings so long as the total offering size is reasonably expected to exceed $50 million. To satisfy our obligations under the Registration Rights Agreement, we filed a registration statement on Form S-1 (File No. 333-201338) on December 31, 2014, which became effective on July 2, 2015.

Each holder or holders party to the Registration Rights Agreement who own at least 10% of our outstanding common stock, or held at least 10% of our common stock as of the date of the Registration Rights Agreement and could reasonably be considered our affiliate, have Form S-1 demand registration rights, which may be conducted in an underwritten offering, as long as the total offering price is reasonably expected to be at least $50 million, and which may not exceed two in any six month period or eight in total, subject to certain exceptions and to customary cutback provisions. In addition, a holder of at least 10% of our common stock has unlimited Form S-3 demand registration rights, which may be conducted in underwritten offerings, as long as the total offering price is reasonably expected to be at least $50 million, subject to customary cutback provisions.

Each stockholder party to the Registration Rights Agreement has unlimited piggyback registration rights with respect to underwritten offerings, subject to certain exceptions and limitations.

The foregoing registration rights are subject to certain cutback provisions and customary suspension/blackout provisions. We have agreed to pay all registration expenses under the Registration Rights Agreement. We are paying the registration expenses for the registration statement of which this prospectus forms a part. In connection with the registrations described above, we have agreed to indemnify the stockholders against certain liabilities.

The Registration Rights Agreement also contains certain holdback agreements that apply to each stockholder party to the Registration Rights Agreement. Generally, without our prior consent and subject to limited exceptions, the stockholders party to the Registration Rights Agreement have agreed to, if requested, enter into an agreement not to publicly sell or distribute our equity securities beginning ten days prior to the pricing of our initial public offering for the 180-day period following the closing date of our initial public offering and, if participating in a future shelf takedown or other underwritten public offering, beginning ten days prior to the pricing of that offering and for the 90-day period following the closing date of such offering.

Transactions with Hexion

Shared Services Agreement

On October 1, 2010, we entered into a shared services agreement with Hexion (which, from October 1, 2010 through October 24, 2014, was a subsidiary under a common parent and is currently owned by a significant shareholder of Momentive) (the “Shared Services Agreement”). Under this agreement, we provide to Hexion, and Hexion provides to us, certain services, including, but not limited to, executive and senior management, administrative support, human resources, information technology support, accounting, finance, legal and procurement services. By agreement of the parties, certain of such services have been excluded from the Shared Services Agreement. The Shared Services Agreement is subject to termination by either us or Hexion, without cause, on not less than 30 days’ written notice, and expires in October 2018 (subject to one-year renewals every year thereafter; absent contrary notice from either party). The Shared Services Agreement establishes certain criteria upon which the costs of such services are allocated between us and Hexion.

In conjunction with the consummation of the Plan of Reorganization, the Shared Services Agreement was amended to, among other things, (i) exclude the services of certain executive officers, (ii) provide for a transition assistance period at the election of the recipient following termination of the Shared Services Agreement of up to 12 months, subject to one successive renewal period of an additional 60 days and (iii) provide for the use of an independent third-party audit firm to assist the Steering Committee with its annual review of billings and allocations.

Pursuant to this agreement, for the years ended December 31, 2017, 2016, and 2015, we incurred approximately $38 million, $50 million, and $60 million, respectively, of net costs for shared services. During the years ended December 31, 2017, 2016, and 2015 , Hexion incurred approximately $48 million, $63 million, and $70 million, respectively, of net costs for shared services. Included in the net costs incurred during the years ended December 31, 2017, 2016, and 2015, were net billings from Hexion to us of $26 million, $30 million, and $35 million, respectively, to bring the percentage of total net incurred costs for shared services under the Shared Services Agreement to the applicable allocation percentage, as well as to reflect costs allocated 100% to one party. The allocation percentage was initially set at 51% for Hexion and 49% for us at the inception of the agreement. Following the required annual review by the Steering Committee in accordance with the terms of the Shared Service Agreement, the allocation percentage for 2017 was set at 44% for us and 56% for Hexion. We had accounts payable to Hexion of $3 million and $5 million at December 31, 2017 and 2016, respectively.

Purchases and Sales of Products and Services with Hexion

We also sell products to, and purchase products from, Hexion pursuant to a Master Buy/Sell Agreement dated as of September 6, 2012 (the “Master Buy/Sell Agreement”). Prices under the agreement are determined by a formula based upon certain third party sales of the applicable product, or in the event that no qualifying third party sales have taken place, based upon the average contribution margin generated by certain third party sales of products in the same or a similar industry. The standard terms and conditions of the seller in the applicable jurisdiction apply to transactions under the Master Buy/Sell Agreement. The Master Buy/Sell Agreement has an initial term of 3 years and may be terminated for convenience by either party thereunder upon 30 days’ prior notice. A subsidiary of ours also acted as a non-exclusive distributor in India for certain of Hexion’s subsidiaries pursuant to Distribution Agreements dated as of September 6, 2012 (the “Distribution Agreements”). Prices under the Distribution Agreements were determined by a formula based on the weighted average sales price of the applicable product less a margin. The Distribution Agreements had initial terms of three years and were terminated by mutual agreement on March 9, 2015. Pursuant to these agreements and other purchase orders, for the years ended December 31, 2017, 2016, and 2015, we sold $2 million, $2 million, and $3 million, respectively, of products to Hexion, and purchased less than $1 million of products from Hexion. At December 31, 2017, 2016 and 2015 we had less than $1 million of accounts receivable from Hexion related to these agreements. We had accounts payable related to these agreements of $0 million, less than $1 million and less than $1 million at December 31, 2017, 2016 and 2015, respectively.

Other Transactions with Hexion

In April 2014, we sold 100% of our interest in our Canadian subsidiary to a subsidiary of Hexion for a purchase price of $12 million. As a part of the transaction we also entered into a non-exclusive distribution agreement with a subsidiary of Hexion, whereby the subsidiary of Hexion will act as a distributor of certain of our products in Canada. The agreement has a term of 10 years, and is cancelable by either party with 180 days’ notice. We compensate the subsidiary of Hexion for acting as distributor at a rate of 2% of the net selling price of the related products sold. For the years ended December 31, 2017, 2016 and 2015, we sold approximately $23 million, $25 million, and $27 million, respectively, of products to Hexion under this distribution agreement, and paid less than $1 million to Hexion as compensation for acting as distributor of the products. We have accounts receivable from Hexion related to the distribution agreement of $2 million at both December 31, 2017 and 2016.

We also sell other products to, and purchase products from Hexion. These transactions were not material as of December 31, 2017.

Purchases and Sales of Products and Services with Affiliates other than Hexion

We sell products to various Apollo affiliates other than Hexion. These sales were less than $1 million, less than $1 million, and $1 million for the years ended December 31, 2017, 2016 and 2015, respectively. We had accounts receivable from these affiliates of less than $1 million, $0 million and less than $1 million at December 31, 2017, 2016 and 2015, respectively.

We also purchase products and services from various Apollo affiliates other than Hexion. These purchases were $4 million, $3 million and $4 million for the years ended December 31, 2017, 2016 and 2015, respectively. We had accounts payable to these affiliates of $0 million at December 31, 2017 and 2016 and less than $1 million at December 31, 2015.

Other Transactions and Arrangements

In April 2015, we issued 39,594 shares of our common stock to certain of our directors (or their designated trusts), Messrs. Bradley J. Bell, John D. Dionne and Julian Markby, for aggregate proceeds of $0.8 million.

Review, Approval or Ratification of Transactions with Related Persons

Our Audit Committee Charter requires that the Audit Committee review and approve all transactions between related persons required to be reported under the provisions of Item 404 of Regulation S-K under the Securities Act and the Exchange Act.

The types of transactions that are covered by the policy include all transactions required to be so reported, including financial and other transactions, arrangements or relationships in which we or any of its subsidiaries is a participant and in which a related person has a direct or indirect material interest, where the amount involved exceeds $120,000. There were no transactions required to be reported under the provisions of Item 404 of Regulation S-K in the last three fiscal years where the above procedures did not require review, approval or ratification or where such procedures were not followed.

Related persons include directors and director nominees, executive officers, stockholders beneficially owning more than 5% of our voting stock, and immediate family members of any of the previously described persons. A related person could also be an entity in which a director, executive officer or 5% stockholder is an employee, general partner or 5% stockholder.

Our Certificate of Incorporation also requires that any transaction between the Company and any stockholder or affiliate thereof be approved by a majority of the directors who are not appointed by and are not otherwise affiliated with the related party, subject to certain exceptions including for transactions that involve payments or value equal to or less than $1,750,000.

Director Independence

We have no securities listed for trading on a national securities exchange or in an automated inter-dealer quotation system of a national securities association, which has requirements that a majority of our Board of Directors be independent. For purposes of complying with the disclosure requirements of the Securities and Exchange Commission, we have adopted the definition of independence used by the New York Stock Exchange. Under the New York Stock Exchange’s definition of independence, Messrs. Bell, Butz, Dionne, Markby, Nodland and Schlanger are independent.

DESCRIPTION OF INDEBTEDNESS

The Company has the following secured indebtedness outstanding:

•	the ABL Facility;

•	the First Lien Notes; and

•	the Second Lien Notes.

Each of the foregoing are secured by separate collateral agreements with substantially identical terms and covering substantially identical collateral except with respect to foreign collateral, which is only pledged in favor of the lenders under the ABL Facility.

ABL Facility

Upon our emergence from the Chapter 11 proceedings, the debtor-in-possession and exit senior secured asset-based revolving credit facility converted into an exit senior secured asset-based revolving credit facility (the “ABL Facility”). The ABL Facility provided borrowing availability initially equal to the lesser of (a) $270 million and (b) the borrowing base described below. The commitments under the ABL Facility consisted of a $200 million last-in, first-out tranche (the “Tranche A Commitments”) and a $70 million first-in, last-out tranche (the “Tranche B Commitments”). The ABL Facility had an initial five-year term with a maturity date in October 2019.

On March 2, 2018, we entered into the ABL Amendment to extend the maturity of the ABL Facility and increase the Tranche A Commitments under the ABL Facility by $30 million for an aggregate principal total of $300 million. The maturity of the ABL Facility was extended from October 2019 to March 2, 2023; provided that (x) if, on July 25, 2021, the date that is 91 days prior to the maturity date (the “First Lien Notes Maturity Test Date”) of the First Lien Notes, the aggregate principal amount of the First Lien Notes outstanding exceeds $50 million, the extended maturity date for such commitments will be the First Lien Notes Maturity Test Date and (y) if, on January 23, 2022, the date that is 91 days prior to the maturity date (the “Second Lien Notes Maturity Test Date”) of the Second Lien Notes, the aggregate principal amount of the Second Lien Notes outstanding exceeds $50 million, the extended maturity date for such commitments will be the Second Lien Notes Maturity Test Date. The availability for the borrowers under the ABL Facility will continue to be limited to the borrowing base of the existing borrowers and guarantors under the ABL Facility.

In addition, we may request one or more incremental revolving commitments under the ABL Facility in an aggregate principal amount up to the greater of (a) $50 million and (b) the excess (if any) of the borrowing base over the amount of the then-effective commitments under the ABL Facility at the time of such increase (to the extent we can identify lenders willing to make such an increase available to us).

The borrowing base for the Tranche A Commitments is, at any time of determination, an amount (net of reserves) equal to the sum of:

•	85% of the amount of eligible accounts receivable (including trade receivables), plus

•	the lesser of (i) 70% of the amount of eligible inventory and (ii) 85% of the net orderly liquidation value of eligible inventory.

The borrowing base for the Tranche B Commitments is, at any time of determination, an amount (net of reserves) equal to the sum of:

•	5% of the amount of eligible accounts receivable (including trade receivables), plus

•	the lesser of (i) 5% of the amount of eligible inventory and (ii) 5% of the net orderly liquidation value of eligible inventory, plus

•	the lesser of (i) 80% of the net orderly liquidation value of eligible machinery and equipment located in Canada, England and Wales, Germany and the Netherlands and (ii) $50 million.

The ABL Facility includes borrowing capacity available for letters of credit and for borrowings on same-day notice, referred to as swingline loans.

We may voluntarily repay outstanding loans under the ABL Facility at any time without premium or penalty, other than customary “breakage” costs with respect to eurocurrency loans.

The borrowings under the ABL Facility bear interest at a rate equal to an applicable margin (subject to adjustment based on average availability) plus, as determined at our option, either (a) a base rate (the “ABR Rate”) determined by reference to the highest of (1) the U.S. federal funds rate plus 0.50%, (2) the prime rate of the administrative agent or one of its affiliates, and (3) the adjusted LIBOR rate for a one-month interest period plus 1.0%, and (b) a eurocurrency rate (“LIBOR”) determined by reference to the costs of funds for eurocurrency deposits in dollars in the London interbank market for the interest period relevant to such borrowing adjusted for certain additional costs, with Canadian-equivalent options in the case of borrowings by our Canadian subsidiary.

The initial applicable margin for LIBOR rate borrowings under the ABL Facility was 2.00% for Tranche A Commitments and 2.75% for Tranche B Commitments. The initial applicable margin for ABR Rate borrowings under the ABL Facility was 1.00% for Tranche A Commitments and 1.75% for Tranche B Commitments. The foregoing applicable margins are adjusted depending on the availability under the ABL Facility. Following and during the continuance of a payment event of default, overdue amounts owing under our ABL Facility will bear interest at a rate per annum equal to the rate otherwise applicable thereto plus an additional 2.0%.

In addition to paying interest on outstanding principal under the ABL Facility, are required to pay a commitment fee to the lenders in respect of the unutilized commitments thereunder at an initial rate equal to 0.375% per annum, which could be adjusted to 0.25% per annum depending on the usage. We also pay a customary letter of credit fee, including a fronting fee of 0.125% per annum of the stated amount of each outstanding letter of credit, and customary agency fees.

Our ABL Facility contains customary covenants that, among other things, restrict, subject to certain exceptions, our ability and the ability of our material subsidiaries, to incur indebtedness, sell assets, make investments, engage in acquisitions, mergers or consolidations and make dividends or other restricted payments. Our ABL Facility also contains certain customary affirmative covenants and events of default. The negative covenants in the ABL Facility include, among other things, limitations (none of which are absolute) on our ability to:

•	sell assets;

•	incur additional indebtedness;

•	repay other indebtedness;

•	pay dividends and distributions or repurchase our capital stock;

•	create liens on assets;

•	make investments, loans, guarantees or advances;

•	make certain acquisitions;

•	engage in mergers or consolidations;

•	enter into sale leaseback transactions;

•	engage in certain transactions with affiliates;

•	amend certain material agreements governing our indebtedness;

•	amend our organizational documents; and

•	change the business conducted by us and our subsidiaries.

In addition, the ABL Facility requires us to maintain a minimum fixed charge coverage ratio at any time when the average availability is less than the greater of (a) 12.5% of the lesser of (i) the borrowing base at such time and (ii) the aggregate amount of ABL Facility commitments at such time, and (b) $27 million. In that event (the “Availability Triggering Event”), we must satisfy a minimum fixed charge coverage ratio of 1.0 to 1.0. For purposes of determining compliance with the fixed charge coverage ratio maintenance covenant for any applicable fiscal quarter, we may exercise an equity cure by issuing certain permitted securities for cash or otherwise receive cash contributions that will, upon the receipt of such cash by us, be included in the calculation of EBITDA. As of December 31, 2017, the fixed charge coverage ratio was not in effect.

The events of default under our ABL Facility include, without limitation, nonpayment, misrepresentations, breach of covenants, insolvency, bankruptcy, certain judgments, change of control (as defined in our ABL Facility) and cross-defaults.

All obligations under the ABL Facility are unconditionally guaranteed by MPM’s parent, MPM Intermediate Holdings Inc., and, subject to certain exceptions, each of MPM’s existing and future direct and indirect U.S. subsidiaries, which we refer to collectively as “U.S. Guarantors.” In addition, all obligations of Momentive Performance Materials GmbH (“MPM GmbH”), Momentive Performance Materials Quartz GmbH (“MPM Quartz”) and Momentive Performance Materials Nova Scotia ULC (“MPM Canada”) under the ABL Facility are guaranteed by Momentive Performance Materials USA LLC (“MPM USA”), the U.S. Guarantors and certain other direct and indirect foreign subsidiaries of the Company, which we collectively refer to as the “Foreign Guarantors.” The obligations of MPM USA under the ABL Facility and any hedging arrangements and cash management services and the guarantees in respect of those obligations are secured by substantially all of the assets and stock (but in the case of non-U.S. subsidiaries, limited to 65% of the issued and outstanding voting equity of such subsidiaries) owned by MPM USA and the U.S. Guarantors, other than the intercompany note issued to the Company by Japan Acquisition Co. and subject to certain other exceptions. The obligations of MPM GmbH, MPM Quartz and MPM Canada under the ABL Facility and any hedging arrangements and cash management services and the guarantees in respect of those obligations are secured by substantially all of the assets and stock owned by MPM USA and the U.S. Guarantors and by the receivables, inventory and other current assets and the equipment and machinery (and proceeds thereof) and related assets of MPM GmbH, MPM Quartz, MPM Canada and certain of the Foreign Guarantors, subject to certain exceptions. Such security interest will consist, (1) with respect to the assets of MPM USA and the U.S. Guarantors constituting collateral, of a first-priority security interest with respect to the ABL priority collateral (with the First Lien Notes (as defined below) secured by second-priority security interests therein) and a second-priority security interest with respect to the non-ABL priority collateral (with the First Lien Notes (as defined below) secured by first-priority security interests therein) and (2) of a first-priority lien with respect to the assets of MPM GmbH, MPM Quartz, MPM Canada and the Foreign Guarantors constituting collateral.

Notes

First Lien Notes

General

The 3.88% First-Priority Senior Secured Notes due 2021 (the “First Lien Notes”) consist of $1,100 million original aggregate principal amount.

The First Lien Notes are fully and unconditionally guaranteed on a senior secured basis by each of MPM’s existing restricted U.S. subsidiaries that is a guarantor under the ABL Facility and MPM’s future restricted U.S. subsidiaries (other than receivables subsidiaries and U.S. subsidiaries of foreign subsidiaries) that guarantee any debt of MPM or any of the guarantor subsidiaries of MPM under the related indenture (the “Note Guarantors”). Pursuant to customary release provisions in the indenture governing the First Lien Notes, the Note Guarantors may be released from their guarantee of the First Lien Notes. The First Lien Notes are not guaranteed by MPM Intermediate Holdings Inc.

Rankings

The First Lien Notes rank equally in right of payment to all of MPM’s existing and future senior indebtedness and rank senior in right of payment to all of MPM’s existing and future subordinated indebtedness. The First Lien Notes rank effectively junior in priority to MPM’s obligations under the ABL Facility to the extent of the value of the ABL priority collateral (which generally includes most of the Registrant’s and its domestic subsidiaries’ inventory and accounts receivable and related assets); equal with holders of other obligations secured pari passu with the First Lien Notes including other first priority obligations (to the extent of the value of such collateral); effectively senior to any junior priority obligations (to the extent of the value of such collateral) including the Second Lien Notes and MPM’s obligations under the ABL Facility to the extent of the value of the collateral that is not ABL priority collateral; and effectively senior to any senior unsecured obligations (to the extent of the value of such collateral).

Second Lien Notes

General

The 4.69% Second-Priority Senior Secured Notes due 2022 (the “Second Lien Notes”) consist of $250 million original aggregate principal amount. In the fourth quarter of 2015 and first quarter of 2016, the Company initiated a debt buyback program and repurchased $48 million in aggregate principal amount of our Second Lien Notes for approximately $26 million, resulting in a net gain of $16 million. All repurchased notes were canceled at the time of repurchase, reducing the aggregate principal amount of these notes outstanding from $250 million at the end of third quarter of 2015 to $202 million as of December 31, 2017.

The Second Lien Notes are fully and unconditionally guaranteed on a senior secured basis by each of MPM’s existing restricted U.S. subsidiaries that is a guarantor under the ABL Facility and MPM’s future restricted U.S. subsidiaries (other than receivables subsidiaries and U.S. subsidiaries of foreign subsidiaries) that guarantee any debt of MPM or any Note Guarantor. Pursuant to customary release provisions in the indenture governing the Second Lien Notes, the Note Guarantors may be released from their guarantee of the Second Lien Notes (the “Second Lien Note Guarantees”). The Second Lien Notes are not guaranteed by MPM Intermediate Holdings Inc.

We intend to use a portion of the proceeds from this offering to fund the redemption of approximately $193 million of our Second Lien Notes (assuming a price per share at the midpoint of the range on the cover of this prospectus).

Rankings

The Second Lien Notes rank equally in right of payment to all of MPM’s existing and future senior indebtedness and rank senior in right of payment to all of MPM’s existing and future subordinated indebtedness. The Second Lien Notes rank junior in priority as to collateral with respect to the First Lien Notes and the ABL Facility and holders of certain other obligations secured pari passu with other first-priority obligations (to the extent of the value of such collateral) and senior in priority as to collateral with respect to all of MPM’s existing and future obligations secured by a lien on the collateral that is junior to the Second Lien Notes.

General Terms of our Notes

Optional Redemption

The First Lien Notes and Second Lien Notes (together, the “Notes”) may be redeemed at any time at a redemption price of 100% of the principal amount plus accrued and unpaid interest.

Mandatory Redemption

The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Change in Control

In the event of a Change in Control (as defined in the applicable indenture), a holder has the right to require MPM to buy such holder’s First Lien Notes or Second Lien Notes, as applicable, at 100% of their principal amount, plus accrued and unpaid interest.

Covenants

Under the terms of the indentures governing the Notes, MPM is subject to covenants that, among other things, limit MPM’s ability and the ability of certain of MPM’s subsidiaries to (i) incur or guarantee additional indebtedness or issue preferred stock; (ii) grant liens on assets; (iii) pay dividends or make distributions to MPM’s stockholders; (iv) repurchase or redeem capital stock or subordinated indebtedness; (v) make investments or acquisitions; (vi) incur restrictions on the ability of MPM’s subsidiaries to pay dividends or to make other payments to us; (vii) enter into transactions with MPM’s affiliates; (viii) merge or consolidate with other companies or transfer all or substantially all of MPM’s assets; and (ix) transfer or sell assets.

Events of Default

The indentures governing the Notes specify events of default, including failure to pay principal and failure to pay interest on the Notes, subject to a 30-day grace period, a failure to comply with covenants, subject to a 60-day grace period in certain instances, and certain bankruptcy, insolvency or reorganization events with respect to us.

DESCRIPTION OF CAPITAL STOCK

Capital Stock

Our amended and restated certificate of incorporation (the “Certificate of Incorporation”) has an authorized capital stock consisting of 70,000,000 shares of common stock, par value $0.01 per share. As of March 19, 2018, we had 48,121,634 shares of common stock outstanding. Summarized below are material provisions of our Certificate of Incorporation and amended and restated bylaws, as well as relevant sections of the Delaware General Corporation Law (the “DGCL”). The following summary is qualified in its entirety by the provisions of our Certificate of Incorporation and amended and restated bylaws (the “Bylaws”), copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and by the applicable provisions of the DGCL.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. Holders of the common stock do not have cumulative voting rights, which means that the holders of a majority of the outstanding common stock voting for the election of directors can elect all directors then being elected. The holders of our common stock are entitled to receive dividends when, as, and if declared by our board of directors out of legally available funds. Upon our liquidation or dissolution, the holders of common stock will be entitled to share ratably in those of our assets that are legally available for distribution to stockholders after payment of liabilities.

The holders of our common stock that beneficially own more than 2.5% of the outstanding shares of common stock have pre-emptive rights (“Preemptive Rightsholders”) until the earlier of the listing of the common stock on a national securities exchange (a “Listing”) or the consummation of the first public offering and sale of common stock (an “IPO”). Preemptive Rightsholders have the right to elect to purchase their pro rata portion of the number of shares of common stock to be issued by the Company in a proposed transaction at the same price and on the same terms and conditions as in such transaction, subject to certain exceptions including common stock issued pursuant to (i) equity-based compensation or incentive plans approved by the Board, (ii) stock splits, payments of dividends or other similar transactions approved by the Board, (iii) consideration in any business combination, consolidation, merger or acquisition transaction or joint venture, (iv) as a bona fide equity kicker in connection with incurring indebtedness, subject to certain exceptions, and (v) to the Company or a direct or indirect wholly-owned subsidiary of the Company.

Corporate Opportunity

Our Certificate of Incorporation provides that the doctrine of “corporate opportunity” will not apply with respect to Apollo, the Ad Hoc Group (as defined in the Certificate of Incorporation) and their respective affiliates in a manner that would prohibit them from investing in, or having a relationship with, a competing businesses or pursuing business opportunities that are ones that the Company might reasonably be deemed to have pursued.

Certain Certificate of Incorporation, Bylaw and Statutory Provisions

The provisions of our Certificate of Incorporation and Bylaws and of the DGCL summarized below may have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares.

Directors’ Liability; Indemnification of Directors and Officers

Section 145 of the DGCL authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursements for expenses incurred arising under the Securities Act.

Our Certificate of Incorporation limits the liability of our officers and directors to the maximum extent permitted by Delaware law. Delaware law provides that directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of the duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

The effect of this provision is to eliminate our rights, and our stockholders’ rights, to recover monetary damages against a director for breach of a fiduciary duty of care as a director. This provision does not limit or eliminate our rights or those of any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under federal securities laws. Our Certificate of Incorporation also requires us to advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

Any amendment to or repeal of these provisions will not adversely affect any right or protection of our directors in respect of any act or failure to act that occurred prior to any amendment to or repeal of such provisions or the adoption of an inconsistent provision. If the DGCL is amended to provide further limitation on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL. In addition, we intend to enter into separate indemnification arrangements with each of our directors. We also maintain director and officer liability insurance.

Special Meetings of Stockholders

Our Bylaws provide that special meetings of stockholders may be called only by the chairperson of our board of directors, the president or secretary of the Company, or at the request of holders of at least 33% of our outstanding common stock. Except as described above, stockholders will not be permitted to call a special meeting of stockholders, to require that the chairman call such a special meeting, or to require that the president or secretary request the calling of a special meeting of stockholders. These provisions, taken together, will prevent stockholders from forcing consideration by the stockholders of stockholder proposals over the opposition of the board, except at an annual meeting or under the circumstances described above.

Stockholder Action

Our Bylaws provide that prior to a Listing or an IPO, stockholders may take action by written consent if the consent is signed by holders of our outstanding shares having the number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present. Following the earlier of a Listing or an IPO, stockholders may take action by written consent only if the written consent is signed by all holders of outstanding stock of the Company.

Directors

Our board of directors currently has eleven members. The number of directors may be changed by a resolution of a majority of the board of directors. Our board of directors may elect a director to fill a vacancy, including vacancies created by the expansion of the board of directors, upon the affirmative vote of a majority of the remaining directors then in office.

Our Certificate of Incorporation and Bylaws provide that directors will be elected by a plurality of the votes, but do not provide for cumulative voting in the election of directors.

Business Combinations

Interested Stockholders

In general, section 203 of the DGCL prevents an interested stockholder (which is defined generally as a person owning 15% or more of the corporation’s outstanding voting stock) of a Delaware corporation from engaging in a business combination (as defined therein) for three years following the date that person became an interested stockholder unless various conditions are satisfied. We have elected to opt out of the provisions of section 203. Accordingly, we will not be subject to the anti-takeover effects of section 203.

Chief Executive Officer Review

Our Certificate of Incorporation provides that the Company will not be party to a business combination transaction until such time as a Chief Executive Officer that has been appointed other than on an interim or temporary basis (as determined by a majority of the directors who were not appointed by and are not otherwise affiliated with Apollo or the Ad Hoc Group) has reviewed the proposed terms and conditions of such transaction.

Forum for Adjudication of Disputes

Our Certificate of Incorporation provides that unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of the Company, any action asserting breach of a fiduciary duty owed by any director, officer or other employee of the Company, any action asserting a claim arising pursuant to the DGCL or any action asserting a claim governed by the internal affairs doctrine. Although we have included a choice of forum provision in our Bylaws, it is possible that a court could rule that such provision is inapplicable or unenforceable. In addition, this provision would not affect the ability of our stockholders to seek remedies under the federal securities laws.

Amendment of the Certificate of Incorporation and Bylaws

Our Certificate of Incorporation may be amended in accordance with the provisions of the DGCL, which requires a majority of the outstanding stock of our common stock to vote in favor of an amendment, except that (i) the provisions relating to preemptive rights, the number of term of directors and the chief executive officer may not be altered, amended or repealed until the earlier of the occurrence of a Listing and an IPO and (ii) the provisions relating to affiliate transactions may not be altered, amended or repealed without the affirmative vote of the holders of all the then outstanding shares of common stock (other than in connection with a Listing or an IPO) and the approval of both a majority of directors not affiliated with Apollo and the holders of a majority of the then outstanding shares of common stock, disregarding for purposes of such calculation any shares of common stock beneficially owned by Apollo or any of its affiliates.

In addition, the board of directors is permitted to alter our Bylaws without obtaining stockholder approval. Stockholders may only alter our Bylaws with the affirmative vote of at least a majority of the then outstanding shares of common stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Equiniti Trust Company.

National Securities Exchange Listing

Our common stock is not listed on any national securities exchange and there can be no assurance that our common stock will achieve a listing on a national securities exchange.

PLAN OF DISTRIBUTION

We are registering common stock covered by this prospectus to permit the selling stockholders to conduct public secondary trading of these shares from time to time after the date of this prospectus. We will not receive any of the proceeds of the sale of the common stock offered by this prospectus. The aggregate proceeds to the selling stockholders from the sale of the common stock will be the purchase price of the common stock less any discounts and commissions. We have agreed to pay certain expenses of the selling stockholders incurred in connection with the sale of common stock from time to time pursuant to this prospectus, but will not pay any underwriters’ discounts or commissions.

Each selling stockholder reserves the right to accept and, together with its agents, to reject, any proposed purchases of common stock to be made directly or through agents. If any pledgee, donee, transferee or other successor to the selling stockholders named in this prospectus wishes to sell under this prospectus, we will file a prospectus supplement identifying such successors as selling stockholders.

The shares of common stock offered by this prospectus may be sold from time to time to purchasers:

•	directly by the selling stockholders and their successors, which includes their donees, pledgees or transferees or their successors-in-interest; or

•	through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or agent’s commissions from the selling stockholders or the purchasers of the common stock. These discounts, concessions, or commissions may be in excess of those customary in the types of transaction involved.

These sales may be effected in one or more transactions:

•	on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, including the OTCQX;

•	in the over-the-counter market;

•	in transactions otherwise than in the over-the-counter market;

•	through the writing of options (including the issuance by the selling stockholders of derivative securities), whether the options or such other derivative securities are listed on an options exchange or otherwise;

•	through the settlement of short sales; or

•	through any combination of the foregoing.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade. In connection with the sales of our common stock, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions that, in turn, may:

•	engage in short sales of the common stock in the course of hedging their positions;

•	sell the common stock short and deliver the common stock to close out short positions;

•	loan or pledge the common stock to broker-dealers or other financial institutions that in turn may sell the common stock;

•	enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of the common stock, which the broker-dealer or other financial institution may resell; or

•	enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.

A short sale of common stock by a broker-dealer, financial institution or selling stockholder would involve the sale of such common stock that is not owned, and therefore must be borrowed, in order to make delivery of the security in connection with such sale. In connection with a short sale of common stock, a broker-dealer, financial institution or selling stockholder may purchase shares on the open market to cover positions created by short sales. In determining the source of the common stock to close out such short positions, the broker-dealer, financial institution or selling stockholders may consider, among other things, the price of shares available for purchase in the open market.

At the time a particular offering of the shares is made, a prospectus supplement, if required, will be distributed, which will set forth the names of the selling stockholders, the aggregate amount of shares being offered and the terms of the offering, including, to the extent required, (1) the name or names of any underwriters, broker-dealers or agents, (2) any discounts, commissions and other terms constituting compensation from the selling stockholders and (3) any discounts, commissions or concessions allowed or reallowed to be paid to broker-dealers.

Pursuant to a requirement by FINRA, the maximum commission or discount to be received by any FINRA member or independent broker-dealer may not be greater than 8% of the gross proceeds received by the selling stockholders for the sale of any common stock being offered by this prospectus.

There can be no assurance that any selling stockholder will sell any or all of the common stock under this prospectus. Further, we cannot assure you that any such selling stockholder will not transfer, devise or gift the common stock by other means not described in this prospectus. In addition, any common stock covered by this prospectus that qualifies for sale under Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus. The Common Stock Covered by this Prospectus may also be sold to non-U.S. persons outside the U.S. in accordance with Regulation S under the Securities Act rather than under this Prospectus. The common stock may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification is available and complied with.

The selling stockholders and any other person participating in the sale of the common stock will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the common stock by the selling stockholders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the particular common stock being distributed. This may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

In the Registration Rights Agreement, we have agreed to indemnify or provide contribution to the selling stockholders against certain liabilities, including certain liabilities under the Securities Act and the Exchange Act. In addition, we have agreed to pay substantially all of the expenses incidental to the registration of the common stock, including the payment of federal securities law and state “blue sky” registration fees excluding underwriting discounts and commissions relating to the sale of common stock.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of common stock by beneficial owners of our common stock that acquire common stock pursuant to this offering and that hold such shares as capital assets (generally, for investment). This discussion is not a complete analysis or listing of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to particular stockholders in light of their personal circumstances or to persons that are subject to special tax rules. In addition, this description of the material U.S. federal income tax consequences does not address the tax treatment of special classes of stockholders, such as:

•	financial institutions

•	regulated investment companies

•	real estate investment trusts

•	tax-exempt entities

•	insurance companies

•	persons holding the shares as part of a hedging, integrated or conversion transaction, constructive sale or “straddle”

•	persons who acquired common stock through the exercise or cancellation of employee stock options or otherwise as compensation for their services

•	U.S. expatriates

•	persons subject to the alternative minimum tax

•	dealers or traders in securities or currencies

•	holders whose functional currency is not the U.S. dollar.

This summary does not address estate and gift tax consequences (except to the extent specifically provided herein), the Medicare contribution tax on certain net investment income or tax consequences under any state, local or foreign laws.

For purposes of this section, you are a “U.S. Holder” if you are: (1) an individual citizen of the United States or a resident alien of the United States; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If you are an individual, you may be treated as a resident alien of the United States, as opposed to a non-resident alien, for U.S. federal income tax purposes if you are present in the United States for at least 31 days in a calendar year and for an aggregate of at least 183 days during a three-year period ending in such calendar year. For purposes of this calculation, you would count all of the days that you were present in the then-current year, one-third of the days that you were present in the immediately preceding year and one-sixth of the days that you were present in the second preceding year. Resident aliens are subject to United States federal income tax as if they were U.S. citizens, and thus would constitute “U.S. Holders” for purposes of the discussion below. If you are a citizen or tax resident of a country with which the United States has a tax treaty, other rules may apply in determining whether you are a resident alien.

The term “Non-U.S. Holder” means any beneficial owner of common stock that is neither a U.S. Holder nor a partnership (including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes).

If a partnership or other pass-through entity is a beneficial owner of common stock, the tax treatment of a partner or other owner will generally depend upon the status of the partner (or other owner) and the activities of the entity. If you are a partner (or other owner) of a pass-through entity that acquires common stock, you are urged to consult your tax advisor regarding the tax consequences of acquiring, owning and disposing of common stock.

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), U.S. judicial decisions, administrative pronouncements and existing and proposed Treasury regulations, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions we have reached and describe herein.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common stock and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Prospective purchasers are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable foreign tax laws of the acquisition, ownership and disposition of common stock.

U.S. Holders

The rules discussed in the following paragraphs will apply to your acquisition, ownership and disposition of common stock if you are a U.S. Holder, as defined above.

Distributions

Distributions of cash or property that we pay in respect of our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be includible in gross income by you when actually or constructively received in accordance with your regular method of accounting for U.S. federal income tax purposes. Any such dividend will generally be eligible for the dividends received deduction if you are a corporate U.S. Holder that meets the holding period and other requirements for the dividends received deduction. If you are a non-corporate U.S. Holder, dividends received may be eligible for U.S. federal income taxation at the long-term capital gains rates generally applicable to individuals, provided that the applicable holding period and other requirements are met. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of your tax basis in our common stock, and thereafter will be treated as capital gain.

Sale, Exchange or Other Taxable Disposition of Common Stock

You generally will recognize gain or loss upon the taxable sale, exchange or other disposition of common stock in an amount equal to the difference between (i) the amount realized upon the sale, exchange or other taxable disposition and (ii) your adjusted tax basis in the common stock. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, you have held the common stock for more than one year. Long-term capital gains are currently taxed, in the case of non-corporate taxpayers, at a maximum rate of 20%. The deductibility of capital losses is subject to limitations under the Code.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends paid to you in respect of common stock and the proceeds received by you from the sale, exchange or other disposition of common stock within the United States unless you are a corporation or other exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status, or you fail to report in full dividend and interest income.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your U.S. federal income tax liability, provided that you furnish the required information to the IRS.

Non-U.S. Holders

Distributions

Distributions of cash or property that we pay in respect of common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Except as described below under “—Non-U.S. Holders—U.S. Trade or Business Income,” you generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our common stock. If the amount of the distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a return of capital to the extent of your tax basis in our common stock, and thereafter will be treated as capital gain. However, except to the extent that we elect (or the paying agent or other intermediary through which you hold your common stock elects) otherwise, we (or the intermediary) must generally withhold on the entire distribution, in which case you would be entitled to a refund from the IRS for the withholding tax on the portion of the distribution that exceeded our current and accumulated earnings and profits. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, you will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form) certifying your entitlement to benefits under the treaty. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. You are urged to consult your own tax advisor regarding your possible entitlement to benefits under an income tax treaty.

Sale, Exchange or Other Taxable Disposition of Common Stock

You generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale, exchange or other disposition of common stock unless:

•	the gain is U.S. trade or business income, in which case, such gain will be taxed as described in “U.S. Trade or Business Income,” below;

•	you are an individual who is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, in which case you will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable tax treaty) on the amount by which certain capital gains allocable to U.S. sources exceed certain capital losses allocable to U.S. sources; or

•	we are or have been a “U.S. real property holding corporation” (a “USRPHC”) under section 897 of the Code at any time during the shorter of the five-year period ending on the date of the disposition and your holding period for the common stock, in which case, subject to the exception set forth in the second sentence of the next paragraph, such gain will be subject to U.S. federal income tax in the same manner as U.S. trade or business income.

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. In the event that we are determined to be a USRPHC, gain will not be subject to tax as U.S. trade or business income if your holdings (direct and indirect) at all times during the applicable period constituted 5% or less of our common stock, provided that our common stock were regularly traded on an established securities market during such period. We believe that we are not currently, and we do not anticipate becoming in the future, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

U.S. Trade or Business Income

For purposes of this discussion, dividend income and gain on the sale, exchange or other taxable disposition of our common stock will be considered to be “U.S. trade or business income” if (A) such income or gain is (i) effectively connected with your conduct of a trade or business within the United States and (ii) if you are eligible for the benefits of an income tax treaty with the United States, attributable to a permanent establishment (or, if you are an individual, a fixed base) that you maintain in the United States or (B) we are or have been a USRPHC at any time during the shorter of the five-year period ending on the date of the disposition of your interest and your holding period for the common stock (subject to the exception set forth above in the second paragraph of “Sale, Exchange or Other Taxable Disposition of Common Stock”). Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided that you comply with applicable certification and disclosure requirements, including providing a properly executed IRS Form W-8ECI (or successor form)); instead, you are subject to U.S. federal income tax on a net basis at regular U.S. federal income tax rates (in the same manner as a U.S. person) on your U.S. trade or business income. If you are a corporation, any U.S. trade or business income that you receive may also be subject to a “branch profits tax” at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty.

U.S. Federal Estate Tax

If you are an individual Non-U.S. Holder who is treated as the owner of or has made certain lifetime transfers of an interest in our common stock, you will be required to include the value thereof in your gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Tax

We must annually report to the IRS and to each Non-U.S. Holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding pursuant to an income tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which a Non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation on certain reportable payments. Dividends paid to you will generally be exempt from backup withholding if you provide a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form) or otherwise establish an exemption and we do not have actual knowledge or reason to know that you are a U.S. person or that the conditions of such other exemption are not, in fact, satisfied.

The payment of the proceeds from the disposition of common stock to or through the U.S. office of any broker (U.S. or non-U.S.) will be subject to information reporting and possible backup withholding unless you certify as to your non-U.S. status under penalties of perjury or otherwise establish an exemption and the broker does not have actual knowledge or reason to know that you are a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of proceeds from the disposition of our common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related financial intermediary”). In the case of the payment of proceeds from the disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related financial intermediary, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary. You are urged to consult your tax advisor on the application of information reporting and backup withholding in light of your particular circumstances.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to you will be refunded or credited against your U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

Additional Withholding Requirements Under FATCA

Sections 1471 through 1474 of the Code, commonly referred to as FATCA, and applicable Treasury regulations impose or will impose withholding at a rate of 30% on payments of dividends on, and gross proceeds from the sale or redemption of, our common stock paid to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of certain interests in or accounts with those entities) have been satisfied, or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. If FATCA withholding is imposed, a beneficial owner of our common stock that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld in excess of otherwise applicable withholding tax by filing a U.S. federal income tax return (which may entail significant administrative burden). A beneficial owner that is a foreign financial institution but not a “participating foreign financial institution” (as defined under FATCA) will be able to obtain a refund only to the extent an applicable income tax treaty with the United States entitles such beneficial owner to an exemption from, or reduced rate of, tax on the payment that was subject to withholding under FATCA. These withholding requirements currently apply to any payments of dividends on our common stock, and will apply to payments of gross proceeds from a disposition of our common stock made on or after January 1, 2019. Non-U.S. Holders are urged to consult their tax advisers regarding the effects of FATCA on their investment in our common stock and their potential ability to obtain a refund of any FATCA withholding.

LEGAL MATTERS

The validity of the shares of common stock being offered hereby will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York.

EXPERTS

The financial statements as of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement under the Securities Act referred with respect to the shares of our common stock offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement. This prospectus summarizes provisions that we consider material of certain contracts and other documents to which we refer you. Because the summaries may not contain all of the information that you may find important, you should review the full text of those documents.

The SEC maintains a website at http://www.sec.gov from which interested persons can electronically access the registration statement, including the exhibits and schedules to the registration statement.

We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law.

CONSOLIDATED BALANCE SHEETS

(In millions, except share data)	December 31, 2017	December 31, 2016
Assets
Current assets:
Cash and cash equivalents (including restricted cash of $1 and $4 at December 31, 2017 and 2016, respectively)	$174	$228
Accounts receivable (net of allowance for doubtful accounts of $4 at both December 31, 2017 and 2016)	323	280
Inventories:
Raw materials	153	119
Finished and in-process goods	292	271
Other current assets	51	50

Total current assets	993	948
Investment in unconsolidated entities	19	20
Deferred income taxes (see Note 10)	11	9
Other long-term assets	11	20
Property and equipment:
Land	77	74
Buildings	338	307
Machinery and equipment	1,135	959

	1,550	1,340
Less accumulated depreciation	(383)	(265)

	1,167	1,075
Goodwill (see Note 6)	216	211
Other intangible assets, net (see Note 6)	300	323

Total assets	$2,717	$2,606

Liabilities and Equity
Current liabilities:
Accounts payable	$286	$238
Debt payable within one year (See Note 7)	36	36
Interest payable	12	11
Income taxes payable (see Note 10)	7	8
Accrued payroll and incentive compensation	68	61
Other current liabilities	103	123

Total current liabilities	512	477
Long-term liabilities:
Long-term debt (see Note 7)	1,192	1,167
Pension liabilities (see Note 12)	335	341
Deferred income taxes (see Note 10)	60	66
Other long-term liabilities	74	73

Total liabilities	2,173	2,124

Commitments and contingencies (see Note 11)
Equity
Common stock—$0.01 par value; 70,000,000 shares authorized; 48,121,634 and 48,058,114 shares issued and outstanding at December 31, 2017 and 2016, respectively	—	—
Additional paid-in capital	868	864
Accumulated other comprehensive loss	(18)	(76)
Accumulated deficit	(306)	(306)

Total equity	544	482

Total liabilities and equity	$2,717	$2,606

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
(In millions, except per share data)	2017	2016	2015
Net sales	$2,331	$2,233	$2,289
Cost of sales	1,831	1,845	1,894

Gross profit	500	388	395
Selling, general and administrative expense	333	347	285
Research and development expense	64	64	65
Restructuring and discrete costs (see Note 3)	6	42	32
Other operating loss (income), net	9	19	2

Operating income (loss)	88	(84)	11
Interest expense, net (see Note 7)	80	76	79
Non-operating (income) expense, net	(8)	(7)	3
Gain on extinguishment of debt (see Note 7)	—	(9)	(7)
Reorganization items, net	1	2	8

Income (loss) before income taxes and earnings from unconsolidated entities	15	(146)	(72)
Income tax expense (see Note 10)	15	18	13

Income (loss) before earnings from unconsolidated entities	—	(164)	(85)
Earnings from unconsolidated entities, net of taxes	—	1	2

Net income (loss)	$—	$(163)	$(83)

Net income (loss) per share:
Net income (loss) per common share—basic	$—	$(3.39)	$(1.73)

Net income (loss) per common share—diluted	$—	$(3.39)	$(1.73)

Shares used in per-share calculation
Weighted average common shares outstanding—basic	48,112,584	48,050,048	48,015,685

Weighted average common shares outstanding—diluted	48,341,916	48,050,048	48,015,685

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31,
(In millions)	2017	2016	2015
Net income (loss)	$—	$(163)	$(83)
Other comprehensive income (loss), net of tax:
Foreign currency translation	45	(1)	(63)
Gain (loss) recognized from pension and postretirement benefits	13	17	(1)
Other comprehensive income (loss)	58	16	(64)
Comprehensive income (loss)	$58	$(147)	$(147)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
(In millions)	2017	2016	2015
Cash flows provided by operating activities
Net income (loss)	$—	$(163)	$(83)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	154	185	153
Gain on insurance proceeds received for capital (See Note 3)	(9)	—	—
Gain on the extinguishment of debt (see Note 7)	—	(9)	(7)
Amortization of debt discount	25	23	22
Unrealized actuarial (gains) losses	(5)	33	(13)
Deferred income tax benefit	(9)	(17)	(6)
Stock-based compensation expense	4	3	3
Pension curtailment gain	—	—	(3)
Unrealized foreign currency gains	(6)	(3)	(10)
Loss due to impaired and scrapped assets	14	20	10
Other non-cash adjustments	—	(1)	(2)
Net change in assets and liabilities:
Accounts receivable	(30)	11	17
Inventories	(36)	(12)	2
Accounts payable	41	8	11
Income taxes payable	1	7	(2)
Other assets, current and non-current	8	(15)	18
Other liabilities, current and non-current	(39)	72	18

Net cash provided by operating activities	113	142	128

Cash flows used in investing activities
Capital expenditures	(170)	(117)	(115)
Capital reimbursed from insurance proceeds (See Note 3)	9	—	—
Purchases of intangible assets	(2)	(2)	(3)
Dividend from MPM	1	1	—
Purchase of a business	(9)	—	—
Change in restricted cash	3	—	—
Proceeds from sale of assets	—	1	2

Net cash used in investing activities	(168)	(117)	(116)

Cash flows used in financing activities
Net short-term debt repayments	(1)	—	(1)
Repayments of long-term debt	—	(16)	(10)
Common stock issuance proceeds	—	—	1

Net cash used in financing activities	(1)	(16)	(10)

Increase (decrease) in cash and cash equivalents	(56)	9	2
Effect of exchange rate changes on cash	5	(2)	(8)
Cash and cash equivalents, beginning of period	224	217	223

Cash and cash equivalents, end of period	$173	$224	$217

Supplemental disclosures of cash flow information
Cash paid for:
Interest	$57	$56	$57
Income taxes, net of refunds	24	27	21
Non-cash investing activity:
Capital expenditures included in accounts payable	$23	$25	$17

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF EQUITY

	Common Stock			Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Equity
(In millions)	Shares	Amount
Balance as of December 31, 2014	47,989,000	$		$857	$(60)	$(28)	769
Net loss					(83)		(83)
Other comprehensive loss						(64)	(64)
Stock-based compensation expense				3			3
Proceeds from sale of common stock	39,594		—	1			1

Balance as of December 31, 2015	48,028,594	$		$861	$(143)	$(92)	$626
Net loss					(163)		(163)
Other comprehensive income						16	16
Stock-based compensation expense				3			3
Common stock issued	29,520		—				—

Balance as of December 31, 2016	48,058,114	$		$864	$(306)	$(76)	$482
Net income					—		—
Other comprehensive income						58	58
Stock-based compensation expense				4			4
Common stock issued	63,520		—				—

Balance as of December 31, 2017	48,121,634	$		$868	$(306)	$(18)	$544

See Notes to Consolidated Financial Statements

MPM HOLDINGS INC.

Notes to Consolidated Financial Statements

(In millions, except share data)

1. Business and Basis of Presentation

MPM Holdings Inc. (“Momentive”) is a holding company that conducts substantially all of its business through its subsidiaries. Momentive’s wholly owned subsidiary, MPM Intermediate Holdings Inc. (“Intermediate Holdings”), is a holding company for its wholly owned subsidiary, Momentive Performance Materials Inc. (“MPM”) and its subsidiaries. Momentive became the indirect parent company of MPM in accordance with MPM’s plan of reorganization (the “Plan of Reorganization”) pursuant to MPM’s emergence from Chapter 11 bankruptcy on October 24, 2014 (the “Effective Date” or the “Emergence Date”). Prior to its reorganization, MPM, through a series of intermediate holding companies, was controlled by investment funds managed by affiliates of Apollo Management Holdings, L.P. (together with Apollo Global Management, LLC and subsidiaries, “Apollo”). Unless otherwise noted, references to “we,” “us,” “our” or the “Company” refer collectively to Momentive and MPM and their subsidiaries, and, unless otherwise noted, the information provided pertains to both Momentive and MPM. Differences between the financial results of Momentive and MPM represent certain management expenses of and cash received by Momentive and therefore are not consolidated within the results of MPM.

Based in Waterford, New York, MPM Holdings Inc. (the “Company” or “Momentive”), is comprised of four reportable segments: Performance Additives, Formulated and Basic Silicones, Quartz Technologies and Corporate. Performance Additives is a global business engaged in the manufacture, sale and distribution of specialty silanes, silicone fluids and urethane additives. Formulated and Basic Silicones is a global business engaged in the manufacture, sale and distribution of sealants, electronics materials, coatings, elastomers and basic silicone fluids. Quartz Technologies, also a global business, is engaged in the manufacture, sale and distribution of high-purity fused quartz and ceramic materials. Corporate includes corporate, general and administrative expenses that are not allocated to the other segments, such as certain shared service and other administrative functions.

As a result of the Company’s reorganization and emergence from Chapter 11 bankruptcy on October 24, 2014 (the “Effective Date”), the Company’s direct parent became MPM Intermediate Holdings Inc., a holding company and wholly owned subsidiary of MPM Holdings Inc. (“Momentive”), the ultimate parent entity of MPM. Prior to its reorganization, the Company, through a series of intermediate holding companies, was controlled by investment funds managed by affiliates of Apollo Management Holdings, L.P. (together with Apollo Global Management, LLC and subsidiaries, “Apollo”).

During 2017, the Company identified an error in the rental expense disclosed in Footnote 7 and has revised the prior period amounts. The Company has evaluated the impact of this error and determined it is not material to previously issued financial statements. These corrections did not impact the current and previously reported Consolidated Balance Sheets, Consolidated Statements of Operations, Consolidated Statements of Comprehensive Income, Consolidated Statements of Cash Flows and Consolidated Statements of Equity.

2. Summary of Significant Accounting Policies

Principals of Consolidation—The Consolidated Financial Statements include the accounts of the Company and its majority-owned subsidiaries in which minority shareholders hold no substantive participating right. Intercompany accounts and transactions are eliminated in consolidation. The Company’s share of net earnings of 20% to 50% owned companies, for which it has the ability to exercise significant influence over operating and financial policies (but not control), are included in “Earnings from unconsolidated entities, net of taxes” in the Consolidated Statements of Operations. Investments in the other companies are carried at cost.

The Company’s unconsolidated investment accounted for under the equity method of accounting is a partial ownership interest in Zhejiang Xinan Momentive Performance Materials Co., Ltd, a joint venture in China which manufactures siloxane, one of our key intermediate materials. The Company’s current ownership interest in the joint venture is 25%.

Foreign Currency Translations—Assets and liabilities of foreign affiliates are translated at the exchange rates in effect at the balance sheet date. Income, expenses and cash flows are translated at average exchange rates during the year. The Company recognized translation gain (losses) of $5, $3, and $(6) for the years ended December 31, 2017, 2016, and 2015, respectively, which are included as a component of “Net income (loss).” In addition, gains or losses related to the Company’s intercompany loans payable and receivable denominated in a foreign currency other than the subsidiary’s functional currency that are deemed to be permanently invested are remeasured to cumulative translation and recorded in “Accumulated other comprehensive income” in the Consolidated Balance Sheets. The effect of translation is also included in “Accumulated other comprehensive income”.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and also the disclosure of contingent assets and liabilities at the date of the financial statements. In addition, it requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. The most significant estimates that are included in the financial statements are legal liabilities, deferred tax assets and liabilities and related valuation allowances, income tax accruals, pension and postretirement assets and liabilities, valuation allowances for accounts receivable and inventories, general insurance liabilities, asset impairments, fair value of stock awards and fair values of assets acquired and liabilities assumed in business acquisitions. Actual results could differ from these estimates.

Cash and Cash Equivalents—The Company considers all highly liquid investments that are purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2017 and December 31, 2016, the Company had interest-bearing time deposits and other cash equivalent investments of $1 and $3, respectively. These amounts are included in the Consolidated Balance Sheets as a component of “Cash and cash equivalents”.

Allowance for Doubtful Accounts—The allowance for doubtful accounts is estimated using factors such as customer credit ratings and past collection history. Receivables are charged against the allowance for doubtful accounts when it is probable that the receivable will not be collected.

Inventories—Inventories are stated at lower of cost or market using the first-in, first-out method. Costs include direct material, direct labor and applicable manufacturing overheads, which are based on normal production capacity. Abnormal manufacturing costs are recognized as period costs and fixed manufacturing overheads are allocated based on normal production capacity. An allowance is provided for excess and obsolete inventories based on management’s review of inventories on-hand compared to estimated future usage and sales. Inventories in the Consolidated Balance Sheets are presented net of an allowance for excess and obsolete inventory of $23 and $22 at December 31, 2017 and 2016, respectively.

Original Issue Discount—The Company amortizes the original issue discount on its debt under the effective interest method, which is based on a schedule of anticipated cash flows over the terms of the various debt instruments.

Property and Equipment—Land, buildings and machinery and equipment are stated at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful lives of the properties (the average estimated useful lives for buildings and machinery are 20 years and 11 years, respectively). Assets under capital leases are amortized over the lesser of their useful life or the lease term. Major renewals and betterments are capitalized. Maintenance, repairs, minor renewals and turnarounds (periodic maintenance and repairs to major units of manufacturing facilities) are expensed as incurred. When property and equipment is retired or disposed of, the asset and related depreciation are removed from the accounts and any gain or loss is reflected in operating income. The Company capitalizes interest costs that are incurred during the construction of property and equipment. Depreciation expense was $116, $143, and $117 for the years ended December 31, 2017, 2016, and 2015, respectively. Depreciation expense for the years ended December 31, 2017, 2016 and 2015 included accelerated depreciation of $6, $35 and $4, respectively.

Capitalized Software—The Company capitalizes certain costs, such as software coding, installation and testing, that are incurred to purchase or create and implement computer software for internal use. Amortization is recorded on the straight-line basis over the estimated useful lives, which range from 1 to 5 years.

Goodwill and Intangibles—The excess of purchase price over net tangible and identifiable intangible assets of businesses acquired is carried as “Goodwill” in the Consolidated Balance Sheets. Separately identifiable intangible assets that are used in the operations of the business (e.g., patents and technology, customer lists and contracts) are recorded at cost (fair value at the time of acquisition) and reported as “Other intangible assets, net” in the Consolidated Balance Sheets. Costs to renew or extend the term of identifiable intangible assets are expensed as incurred. The Company does not amortize goodwill or indefinite-lived intangible assets. Intangible assets with determinable lives are amortized on a straight-line basis over the shorter of the legal or useful life of the assets, which range from 6 to 13 years (see Note 6).

The Company performs an annual assessment of qualitative factors to determine whether the existence of any events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than the carrying amount of the reporting unit’s net assets. If, after assessing all events and circumstances, the Company determines it is more likely than not that the fair value of a reporting unit is less than the carrying amount of the reporting unit’s net assets, the Company uses a probability weighted market and income approach to estimate the fair value of the reporting unit. The Company’s market approach is a comparable analysis technique commonly used in the investment banking and private equity industries based on the EBITDA (earnings before interest, income taxes, depreciation and amortization) multiple technique. Under this technique, estimated fair value is the result of a market-based EBITDA multiple that is applied to an appropriate historical EBITDA amount, adjusted for the additional fair value that would be assigned by a market participant obtaining control over the reporting unit. The Company’s income approach is a discounted cash flow model. When the carrying amount of the reporting unit’s goodwill is greater than the estimated fair value of the reporting unit’s goodwill, an impairment loss is recognized for the difference.

At October 1, 2017, there were no reporting units where the fair value exceeded the carrying value by less than 10%. It is possible that the conclusions regarding the impairment or recoverability of goodwill at either reporting unit could change in future periods if, for example, the reporting unit does not perform as projected, the results of strategic plans and certain cost saving initiatives are not fully achieved, or the overall economic or business conditions are worse than current assumptions (including inputs to the discount rate or market based EBITDA multiples). If our assumptions and related estimates change in the future, or if we change our reporting structure or other events and circumstances change, we may be required to record impairment charges in future periods. Any impairment charges that we may take in the future could be material to our results of operations and financial condition.

Impairment—The Company reviews property and equipment and all amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Recoverability is based on estimated undiscounted cash flows or other relevant observable measures. The Company tests goodwill and indefinite-lived intangibles for impairment annually, or when events or changes in circumstances indicate impairment may exist, by comparing the estimated fair value of each reporting unit to its carrying value to determine if there is an indication that a potential impairment may exist.

General Insurance—The Company is generally insured for losses and liabilities for workers’ compensation, physical damage to property, business interruption and comprehensive general, product and vehicle liability under high-deductible insurance policies. The Company records losses when they are probable and reasonably estimable and amortizes insurance premiums over the life of the respective insurance policies.

Legal Claims and Costs—The Company accrues for legal claims and costs in the period in which a claim is made or an event becomes known, if the amounts are probable and reasonably estimable. Each claim is assigned a range of potential liability and the most likely amount is accrued. If there is no amount in the range of potential liability that is most likely, the low end of the range is accrued. The amount accrued includes all costs associated with the claim, including settlements, assessments, judgments, fines and incurred legal fees (see Note 11).

Environmental Matters—Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Environmental accruals are reviewed on a quarterly basis and as events and developments warrant (see Note 11).

Asset Retirement Obligations—Asset retirement obligations are initially recorded at their estimated net present values in the period in which the obligation occurs, with a corresponding increase to the related long-lived asset. Over time, the liability is accreted to its settlement value and the capitalized cost is depreciated over the useful life of the related asset. When the liability is settled, a gain or loss is recognized for any difference between the settlement amount and the liability that was recorded.

Revenue Recognition—Revenue for product sales, net of estimated allowances and returns, is recognized as risk and title to the product transfer to the customer, which either occurs at the time shipment is made or upon delivery. The Company’s standard terms of delivery are included in its contracts of sale or on its invoices.

Shipping and Handling—Freight costs that are billed to customers are included in “Net sales” in the Consolidated Statements of Operations. Shipping costs are incurred to move the Company’s products from production and storage facilities to the customer. Handling costs are incurred from the point the product is removed from inventory until it is provided to the shipper and generally include costs to store, move and prepare the products for shipment. Shipping and handling costs are recorded in “Cost of sales” and “Cost of sales, excluding depreciation and amortization” in the Consolidated Statements of Operations.

Research and Development Costs—Funds are committed to research and development activities for technical improvement of products and processes that are expected to contribute to future earnings. All costs associated with research and development are charged to expense as incurred. Research and development expense was $64, $64, and $65 for the years ended December 31, 2017, 2016 and 2015, respectively.

Reorganization Items, Net—Incremental costs incurred directly as a result of the Bankruptcy Filing are classified as “Reorganization items, net” in the Consolidated Statements of Operations. Reorganization items, net was $1, $2, and $8 for the years ended December 31, 2017, 2016 and 2015, respectively. For the years ended December 31, 2017, 2016 and 2015, reorganization items, net was comprised entirely of professional fees.

Pension and Other Postretirement Liabilities—Pension assumptions are significant inputs to the actuarial models that measure pension benefit obligations and related effects on operations. Two assumptions—discount rate and expected return on assets – are important elements of plan expense and asset/liability measurement. The Company evaluates these critical assumptions at least annually on a plan and country-specific basis. The Company periodically evaluates other assumptions involving demographic factors, such as retirement age, mortality and turnover, and updates them to reflect the Company’s experience and expectations for the future. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors.

Accumulated and projected benefit obligations (“PBO”) are measured as the present value of future cash payments. The Company discounts those cash payments using the weighted average of market-observed yields for high quality fixed income securities with maturities that correspond to the payment of benefits.

Effective January 1, 2016, the Company has adopted the granular spot rate approach wherein results are calculated by matching service cost and interest cost cash flows to the individual spot rates on the yield curve using the following methodology:

•	Projected benefit payments related to participants’ benefit accruals for the upcoming year are determined. Spot rates are applied and a present value and single equivalent discount rates specifically related to service cost are calculated (as for projected benefit obligation).

•	Interest cost is determined by (1) calculating a present value for each year’s projected benefit payments, then (2) applying the applicable year’s spot rate. Amounts for all years are then aggregated to determine total interest cost.

Lower discount rates increase present values resulting in a higher PBO; higher discount rates decrease present values resulting in a lower PBO. The effect of a discount rate change on the subsequent year’s pension expense is dependent on the individual plan.

To determine the expected long-term rate of return on pension plan assets, the Company considers current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. In developing future return expectations for the principal benefit plans’ assets, the Company evaluates general market trends as well as key elements of asset class returns such as expected earnings growth, yields and spreads across a number of potential scenarios.

Income Taxes—The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of the assets and liabilities.

Deferred tax balances are adjusted to reflect tax rates, based on current tax laws, which will be in effect in the years in which temporary differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized (see Note 10).

Unrecognized tax benefits are generated when there are differences between tax positions taken in a tax return and amounts recognized in the consolidated financial statements. Tax benefits are recognized in the consolidated financial statements when it is more likely than not that a tax position will be sustained upon examination. Tax benefits are measured as the largest amount of benefit that is greater than 50% likely of being realized upon settlement. The Company classifies interest and penalties as a component of tax expense.

The majority of the Company’s non-U.S. operations have been treated as branches of the U.S. Company and are included in the MPM and MPM Holdings Inc.’s U.S. consolidated income tax return. For the purpose of the consolidated financial statements, for the years ended December 31, 2017, 2016 and 2015, the tax provision for all operations has been prepared on a consolidated basis.

Stock-Based Compensation—The Company measures and recognizes the compensation expense for all share-based awards made to employees based on estimated fair values, in accordance with ASC 718, Compensation—Stock Compensation. As described in Note 9, the Company adopted a new management equity plan on March 12, 2015. The fair value of stock options granted is calculated using a Monte Carlo option-pricing model on the date of the grant, and the fair value of Restricted Stock Units are valued using the fair market value of the Company’s common stock on the date of grant. Compensation expense is recognized net of estimated forfeitures over the employee’s requisite service period (generally the vesting period of the equity grant). See Note 9 for additional detail regarding stock-based compensation.

Concentrations of Credit Risk—Financial instruments that potentially subject the Company to concentrations of credit risk are primarily temporary investments and accounts receivable. The Company places its temporary investments with high quality institutions and, by policy, limits the amount of credit exposure to any one institution. Concentrations of credit risk for accounts receivable are limited due to the large number of customers in the Company’s customer base and their dispersion across many different industries and geographies. The Company generally does not require collateral or other security to support customer receivables.

Concentrations of Supplier Risk—The Company relies on long-term agreements with key suppliers for most of its raw materials. The loss of a key source of supply or a delay in shipments could have an adverse effect on its business. Should any of the suppliers fail to deliver or should any of the key long-term supply contracts be canceled, the Company would be forced to purchase raw materials at current market prices. The Company’s largest supplier provides approximately 7% of raw material purchases. In addition, several of the feedstocks at various facilities are transported through a pipeline from one supplier.

Subsequent Events—The Company has evaluated events and transactions subsequent to December 31, 2017 through the date of issuance of its Consolidated Financial Statements.

Reclassifications—Certain prior period balances have been reclassified to conform with current presentations.

Recently Issued Accounting Standards

In May 2014, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Board Update No. 2014-09: Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). ASU 2014-09 supersedes the existing revenue recognition guidance and most industry-specific guidance applicable to revenue recognition. According to the new guidance, an entity will apply a principles-based five step model to recognize revenue upon the transfer of promised goods or services to customers and in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. Additionally, in March 2016, the FASB issued Accounting Standards Board Update No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the implementation guidance on principal versus agent considerations. In April 2016, the FASB issued Accounting Standards Board Update No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, which clarifies the identification of performance obligations and the licensing implementation guidance. In May 2016, the FASB issued Accounting Standards Board Update No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, which provides clarifying guidance in certain narrow areas and adds some practical expedients. In December 2016, the FASB issued Accounting Standards Board Update No. 2016-20, Technical Corrections and Improvements to Topic 606: Revenue from Contracts with Customers, which facilitates 13 technical corrections and improvements to Topic 606 and other Topics amended by ASU 2014-09 to increase stakeholders’ awareness of the proposals and to expedite improvements to ASU 2014-09. In September 2017, the FASB issued Accounting Standards Board Update No. 2017-13: Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842), which clarifies transition provisions for certain public business entities. The effective dates for the ASUs issued in 2016 and 2017 are the same as the effective date for ASU 2014-09. The revised effective date for ASU 2014-09 is for annual and interim periods beginning on or after December 15, 2017. Entities have the option of using either a full retrospective approach or a modified retrospective approach to adopt the guidance in ASU 2014-09. The Company will utilize the modified retrospective approach. The Company has mostly completed its evaluation process to assess the impact of the new guidance on its ongoing financial reporting. The evaluation process included tasks such as performing an analysis to identify relevant revenue streams, reviewing current revenue-based contracts and evaluating revenue recognition requirements in order to prepare a high-level road map and implementation work plan. Based on the evaluation, our current contracts and revenue streams, revenue recognition is mostly consistent under both the previous and new standard.

In July 2015, the FASB issued Accounting Standards Board Update No. 2015-11: Inventory (Topic 330)—Simplifying the Measurement of Inventory (“ASU 2015-11”). ASU 2015-11 has changed the measurement requirement of inventory within the scope of this guidance from lower of cost or market to the lower of cost and net realizable value. The guidance is also defining net realizable value as: the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The guidance is effective for annual periods beginning after December 15, 2016, including interim periods within that reporting period and amendments to be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The adoption of the requirements of ASU 2015-11 during 2017 did not significantly impact the Company’s financial statements.

In February 2016, the FASB issued Accounting Standards Board Update No. 2016-02: Leases (ASC 842) (“ASU 2016-02”). Pursuant to the guidance in ASU 2016-02, lessees will need to recognize almost all leases on their balance sheet as a right-of-use asset and a lease liability. It will be critical to identify leases embedded in a contract to avoid misstating the lessee’s balance sheet. For income statement purposes, the FASB retained a dual model, requiring leases to be classified as either operating or finance. Classification will be based on criteria that are largely similar to those applied in current lease accounting, but without explicit bright lines. In September 2017, the FASB issued Accounting Standards Board Update No. 2017-13: Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842), which clarifies transition provisions for certain public business entities. In January 2018, the FASB issued Accounting Standards Board Update No. 2018-01: Leases (Topic 842), which permits an entity to elect an optional transition practical expedient related to land easements. The effective dates for the ASUs issued in 2017 and 2018 are the same as the effective date for ASU 2016-02. ASU 2016-02 is effective for public companies for annual reporting periods beginning after December 15, 2018, and interim periods within those fiscal years. The Company is currently evaluating the effect of the standard on its ongoing financial reporting.

In August 2016, the FASB issued Accounting Standards Board Update No. 2016-15: Statement of Cash Flows (Topic 230)—Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”). ASU 2016-15 provides new guidance designed to reduce existing diversity in practice of how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The ASU addresses eight specific cash flow issues, of which the following are expected to be applicable to the Company: 1) debt prepayment and extinguishment costs, 2) proceeds from settlement of insurance claims, 3) distributions received from equity method investments, and 4) separately identifiable cash flows and application of the predominance principle. In addition, in November 2016, the FASB issued Accounting Standards Board Update No. 2016-18: Statement of Cash Flows (Topic 230), Restricted Cash (“ASU 2016-18”). ASU 2016-18 clarifies certain existing principles in ASC 230, including providing additional guidance related to transfers between cash and restricted cash and how entities present, in their statement of cash flows, the cash receipts and cash payments that directly affect the restricted cash accounts. These ASUs will be effective for the Company’s fiscal year beginning January 1, 2018 and subsequent interim periods, with retrospective application to each period presented being required and early adoption is permitted. The adoption of ASU 2016-15 and ASU 2016-18 will modify the Company’s current disclosures and reclassifications within the consolidated statement of cash flows but they are not expected to have a material effect on the Company’s consolidated financial statements.

In January 2017, the FASB issued Accounting Standards Board Update No. 2017-01: Business Combinations (Topic 805)—Clarifying the Definition of a Business (“ASU 2017-01”). The ASU clarifies the definition of business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. ASU 2017-01 will be effective for the Company’s fiscal year beginning January 1, 2018 and subsequent interim periods with prospective application with impacts on the Company’s consolidated financial statements that may vary depending on each specific acquisition. Early adoption is conditionally permitted.

In January 2017, the FASB issued Accounting Standards Board Update No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”). The ASU 2017-04

eliminates Step 2 of the current goodwill impairment test, which requires a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment loss will instead be measured at the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the recorded amount of goodwill. The provisions of this ASU are effective for years beginning after December 15, 2019, with early adoption permitted for any impairment test performed on testing dates after January 1, 2017. The Company early adopted this standard as of October 1, 2017 and this ASU did not have a significant impact on its financial statements or disclosures.

In February 2017 the FASB issued Accounting Standards Board Update No. 2017-05: Other Income—Gains and Loss from Derecognition of Nonfinancial Assets (subtopic 610-20). The amendments in this ASU provide clarification that nonfinancial assets within the scope of ASC 610-20 may include nonfinancial assets transferred within a legal entity to a counterparty and that an entity should allocate consideration to each distinct asset by applying the guidance in ASC 606 on allocating the transaction price to performance obligations. The amendments in this ASU also require entities to de-recognize a distinct non-financial asset or distinct in substance non-financial asset in a partial sale transaction when it (1) does not have (or ceases to have) a controlling financial interest in the legal entity that holds the asset in accordance with ASC 810 and (2) transfers control of the asset in accordance with ASC 606. The amendments to this ASU are effective in fiscal years beginning after December 15, 2017, including interim periods within those annual periods. The Company does not expect the adoption of the amendments in this ASU to have a significant impact on the Company’s consolidated financial statements.

In March 2017 the FASB issued Accounting Standards Board Update No. 2017-07: Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. The ASU requires entities to: 1) disaggregate the current-service-cost component from the other components of net benefit cost (the “other components”) and present it with other current compensation costs for related employees in the income statement and 2) present the other components elsewhere in the income statement and outside of income from operations if that subtotal is presented. In addition, the ASU requires entities to disclose the income statement lines that contain the other components if they are not presented on appropriately described separate lines. The ASU’s amendments are effective for interim and annual periods beginning after December 15, 2017. The Company is currently assessing this ASU’s impact on its financial statements.

In May 2017 the FASB issued Accounting Standards Board Update No. 2017-09: Compensation—Stock Compensation (Topic 718). The amendments in the ASU provide guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The ASU’s amendments are effective for interim and annual periods beginning after December 15, 2017. Early adoption is permitted. An entity need to apply the amendments in this ASU on a prospective basis to an award modified on or after the adoption date. The impact on the Company’s consolidated financial statements would vary depending on the nature of any potential future changes to share-based payment awards.

All other new accounting pronouncements issued but not yet effective or adopted have been deemed to be not relevant to the Company and, accordingly, are not expected to have an impact once adopted.

3. Restructuring Expenses and Other Costs

Included in restructuring and discrete costs are costs related to restructuring (primarily severance payments associated with work force reductions), loss due to fire at our Leverkusen, Germany site, and services and other expenses associated with cost optimization programs and transformation savings activities.

In November 2015 and as expanded in March and May 2016, the Company announced a global restructuring program to reduce costs through global selling, general and administrative expenses reductions and productivity actions at the Company’s operating facilities. The Company expected the program cost, primarily severance related, to be approximately $15. Substantially all of these charges resulted in cash expenditures.

These costs primarily relate to the Formulated and Basic Silicones operating segment and is included in Other current liabilities on the Consolidated Balance Sheet and Restructuring and discrete costs on the Consolidated Statement of Operations.

In January 2016, the Company announced plans to exit siloxane production at its Leverkusen, Germany site to help optimize its manufacturing footprint in order to improve its long-term profitability once fully implemented. The planned reduction was fully implemented in 2017 and is incremental to the Company’s global restructuring program. This restructuring resulted in an overall reduction of employment at the site. The Company recorded severance related costs of approximately $3, some of which was paid in late 2016 and the remaining paid in 2017. In addition, as a result of the siloxane capacity transformation programs, the Company recognized $17 and $6 of accelerated depreciation associated with asset retirement obligations during the years ended December 31, 2016, and 2017, respectively.

The following table sets forth the changes in the restructuring reserve related to severance. Included in this table are also other minor restructuring programs that were undertaken by the Company in different locations, none of which were individually material. These costs are primarily related to workforce reductions:

Total
Accrued liability at January 1, 2016	$14
Restructuring charges	4
Adjustments	(2)
Payments	(12)

Accrued liability at December 31, 2016	$4
Restructuring charges	5
Adjustments	—
Payments	(5)

Accrued liability at December 31, 2017	$4

For the years ended December 31, 2017, 2016 and 2015, the Company recognized other costs of $1, $40, and $17, respectively. These costs are primarily comprised of one-time payments for services and integration expenses, and are included in “Restructuring and discrete costs” in the Consolidated Statements of Operations. For the year ended December 31, 2016, these amounts also included contract termination costs of $13 due to siloxane capacity transformation programs at our Leverkusen, Germany facility and a loss of $10 due to fire damage at our Leverkusen, Germany facility. Costs in 2017 also included $3 related to a postponed offering of our securities and were offset by a gain related to an insurance reimbursement of $24 related to fire damage at our Leverkusen, Germany facility.

4. Related Party Transactions

Transactions with Hexion

Shared Services Agreement

On October 1, 2010, the Company entered into a shared services agreement with Hexion (which, from October 1, 2010 through October 24, 2014, was a subsidiary under a common parent and is currently owned by a significant shareholder of Momentive) (the “Shared Services Agreement”). Under this agreement, the Company provides to Hexion, and Hexion provides to the Company, certain services, including, but not limited to, executive and senior management, administrative support, human resources, information technology support, accounting, finance, legal, and procurement services. By agreement of the parties, certain of such services have been excluded from the Shared Services Agreement. The Shared Services Agreement is subject to termination by either the Company or Hexion, without cause, on not less than 30 days’ written notice, and expires in October 2018 (subject to one-year renewals every year thereafter; absent contrary notice from either party). The Shared

Services Agreement establishes certain criteria upon which the costs of such services are allocated between the Company and Hexion.

In conjunction with the consummation of the Plan, the Shared Services Agreement was amended to, among other things, (i) exclude the services of certain executive officers, (ii) provide for a transition assistance period at the election of the recipient following termination of the Shared Services Agreement of up to 12 months, subject to one successive renewal period of an additional 60 days and (iii) provide for the use of an independent third-party audit firm to assist the Steering Committee with its annual review of billings and allocations.

Pursuant to this agreement, for the years ended December 31, 2017, 2016, and 2015, the Company incurred approximately $38, $50, and $60, respectively, of net costs for shared services. During the years ended December 31, 2017, 2016, and 2015 , Hexion incurred approximately $48, $63, and $70, respectively, of net costs for shared services. Included in the net costs incurred during the years ended December 31, 2017, 2016, and 2015, were net billings from Hexion to the Company of $26, $30, and $35, respectively, to bring the percentage of total net incurred costs for shared services under the Shared Services Agreement to the applicable allocation percentage, as well as to reflect costs allocated 100% to one party. The allocation percentage was initially set at 51% for Hexion and 49% for the Company at the inception of the agreement. Following the required annual review by the Steering Committee in accordance with the terms of the Shared Service Agreement, the allocation percentage for 2017 was set at 44% for the Company and 56% for Hexion. The Company had accounts payable to Hexion of $3 and $5 at December 31, 2017 and 2016, respectively.

Other Transactions with Hexion

In April 2014, the Company sold 100% of its interest in its Canadian subsidiary to a subsidiary of Hexion for a purchase price of $12. As a part of the transaction, the Company also entered into a non-exclusive distribution agreement with a subsidiary of Hexion, whereby the subsidiary of Hexion will act as a distributor of certain of the Company’s products in Canada. The agreement has a term of 10 years, and is cancelable by either party with 180 days’ notice. The Company compensates the subsidiary of Hexion for acting as distributor at a rate of 2% of the net selling price of the related products sold. During the years ended December 31, 2017, 2016, and 2015, the Company sold approximately $23, $25, and $27, respectively, of products to Hexion under this distribution agreement, and paid less than $1 to Hexion as compensation for acting as distributor of the products. The company has accounts receivable from Hexion related to the distribution agreement of $2 at both December 31, 2017 and 2016.

The Company also sells other products to, and purchases products from Hexion. These transactions were not material as of December 31, 2017.

Purchases and Sales of Products and Services with Affiliates other than Hexion

The Company also sells products to, and purchases products from its affiliates other than Hexion. These transactions were not material as of December 31, 2017.

5. Fair Value Measurements

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value hierarchy exists, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value are:

•	Level 1: Inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2: Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date.

•	Level 3: Unobservable inputs, that are supported by little or no market activity and are developed based on the best information available in the circumstances. For example, inputs derived through extrapolation or interpolation that cannot be corroborated by observable market data.

Recurring Fair Value Measurements

At both December 31, 2017 and December 31, 2016, the Company had less than $1 notional amount of natural gas derivative contracts, which are measured using Level 2 inputs, and are included in “Other current assets” or “Other current liabilities” in the Consolidated Balance Sheets. The fair value of the natural gas derivative contracts generally reflects the estimated amounts that the Company would receive or pay, on a pre-tax basis, to terminate the contracts at the reporting date based on broker quotes for the same or similar instruments. Counterparties to these contracts are highly rated financial institutions, none of which experienced any significant downgrades in the year ended December 31, 2017 that would reduce the fair value receivable amount owed, if any, to the Company. There were no transfers between Level 1, Level 2 or Level 3 measurements during the year ended December 31, 2017.

The following table summarizes the carrying amount and fair value of the Company’s non-derivative financial instruments at December 31, 2017:

	Carrying Amount	Fair Value
		Level 1	Level 2	Level 3	Total
December 31, 2017
Debt	$1,228	$—	$1,391	$—	$1,391
December 31, 2016
Debt	$1,203	$—	$1,243	$—	$1,243

Fair values of debt classified as Level 2 are determined based on other similar financial instruments, or based upon interest rates that are currently available to the Company for the issuance of debt with similar terms and maturities. The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and other accrued liabilities are considered reasonable estimates of their fair values due to the short-term maturity of these financial instruments.

6. Goodwill and Intangible Assets

In connection with the Company’s emergence from Chapter 11 and application of fresh start accounting, and the resulting allocation of the reorganization value to its individual assets based on their estimated fair values, the Company recorded goodwill of $224 as of October 24, 2014. The Company’s gross carrying amount and accumulated impairments of goodwill consist of the following as of December 31:

	2017				2016
	Gross Carrying Amount	Accumulated Impairments	Accumulated Foreign Currency Translation	Net Book Value	Gross Carrying Amount	Accumulated Impairments	Accumulated Foreign Currency Translation	Net Book Value
Performance Additives	$138	$—	$(6)	$132	$137	$—	$(8)	$129
Formulated and Basic Silicones	68	—	(3)	65	68	—	(4)	64
Quartz Technologies	19	—	—	19	19	—	(1)	18

Total	$225	$—	$(9)	$216	$224	$—	$(13)	$211

The changes in the net carrying amount of goodwill by segment for the years ended December 31, 2017 and 2016 are as follows:

	Performance Additives	Formulated and Basic Silicones	Quartz Technologies	Total
Balance as of December 31, 2015	$129	$64	$18	$211
Foreign currency translation	—	—	—	—
Balance as of December 31, 2016	$129	$64	$18	$211
Acquisitions	1	—	—	1
Foreign currency translation	2	1	1	4

Balance as of December 31, 2017	$132	$65	$19	$216

The Company’s finite and indefinite lived intangible assets consist of the following as of December 31:

	2017				2016
	Gross Carrying Amount	Accumulated Impairments	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Impairments	Accumulated Amortization	Net Book Value
Customer relationships	$223	$—	$(63)	$160	$223	$—	$(49)	$174
Trademarks	60	—	(23)	37	60	—	(19)	41
Technology	105	—	(37)	68	105	—	(29)	76
Patents and other	43	(4)	(4)	35	41	(4)	(5)	32

Total	$431	$(4)	$(127)	$300	$429	$(4)	$(102)	$323

The impact of foreign currency translation on intangible assets is included in accumulated amortization.

Total intangible amortization expense for the years ended December 31, 2017, 2016, and 2015 was $38, $38, and $36, respectively.

Estimated annual intangible amortization expense for 2018 through 2022 is as follows:

2018	$38
2019	38
2020	38
2021	32
2022	32

7. Debt and Lease Obligations

Debt outstanding as of December 31, 2017 and 2016 is as follows:

	2017		2016
	Long- Term	Due Within One Year	Long- Term	Due Within One Year
Senior Secured Credit Facilities:
ABL Facility	$—	$—	$—	$—
Secured Notes:
3.88% First Lien Notes due 2021 (includes $85 and $105 of unamortized debt discount at December 31, 2017 and 2016, respectively)	1,015	—	995	—
4.69% Second Lien Notes due 2022 (includes $25 and $30 of unamortized debt discount at December 31, 2017 and 2016, respectively)	177	—	172	—
Other Borrowings:
China bank loans at 4.1% at both December 31, 2017 and 2016	—	36	—	36

Total debt	$1,192	$36	$1,167	$36

ABL Facility

The ABL Facility has a five year term and a maximum availability of $270. The ABL Facility is also subject to a borrowing base that is based on a specified percentage of eligible accounts receivable and inventory and, in certain foreign jurisdictions, machinery and equipment.

The ABL Facility bears interest based on, at the Company’s option, (a) with respect to Tranche A Revolving Facility Commitments (as defined in the credit agreement governing the ABL Facility), an adjusted LIBOR rate plus an applicable margin of 2.00% or an alternate base rate plus an applicable margin of 1.00% and (b) with respect to Tranche B Revolving Facility Commitments (as defined in the credit agreement governing the ABL Facility), an adjusted LIBOR rate plus an applicable margin of 2.75% or an alternative base rate plus an applicable margin of 1.75%, in each case, subject to adjustment depending on usage. In addition to paying interest on outstanding principal under the ABL Facility, the Company will be required to pay a commitment fee to the lenders in respect of the unutilized commitments at an initial rate equal to 0.375% per annum, subject to adjustment depending on the usage. The ABL Facility does not have any financial maintenance covenants, other than a minimum fixed charge coverage ratio of 1.0 to 1.0 that only applies if availability is less than the greater of (a) 12.5% of the lesser of the borrowing base and the total ABL Facility commitments at such time and (b) $27. The fixed charge coverage ratio under the agreement governing the ABL Facility is defined as the ratio of (a) Adjusted EBITDA minus non-financed capital expenditures and cash taxes to (b) debt service plus cash interest expense plus certain restricted payments, each measured on a last twelve months basis.

The ABL Facility is secured by, among other things, first-priority liens on most of the inventory and accounts receivable and related assets of the Company, its domestic subsidiaries and certain of its foreign subsidiaries, and, in the case of certain foreign subsidiaries, machinery and equipment (the “ABL Priority Collateral”), and second-priority liens on certain collateral that generally includes most of the Company’s, its domestic subsidiaries’ and certain of its foreign subsidiaries’ assets other than ABL Priority Collateral (the “DIP Term Loan Priority Collateral”), in each case subject to certain exceptions and permitted liens.

As of December 31, 2017, the Company had no outstanding borrowings under the ABL Facility. Outstanding letters of credit under the ABL Facility at December 31, 2017 were $56, leaving an unused borrowing capacity of $214 (without triggering the financial maintenance covenant under the ABL Facility).

In February 2018, the Company received commitments to extend the maturity of the ABL Facility from October 2019 to five years from the closing date of the extension, subject to a springing maturity 91 days prior to the scheduled maturity date for each of the First Lien Notes and the Second Lien Notes if the principal amount outstanding for such series of notes exceeds $50 million. The commitments are subject to customary closing conditions and there is no assurance that the extension of the maturity will become effective on the terms currently contemplated, or at all.

Secured Notes

First Lien Notes

Upon consummation of the Plan, on October 24, 2014, the Company issued $1,100 aggregate principal amount of 3.88% First Lien Notes due 2021 (the “First Lien Notes”).

The First Lien Notes are fully and unconditionally guaranteed on a senior secured basis by each of the Company’s existing U.S. subsidiaries that is a guarantor under the Company’s ABL Facility and the Company’s future U.S. subsidiaries (other than receivables subsidiaries and U.S. subsidiaries of foreign subsidiaries) that guarantee any debt of the Company or any of the guarantor subsidiaries of the Company under the related indenture (the “Note Guarantors”). Pursuant to customary release provisions in the indenture governing the First Lien Notes, the Note Guarantors may be released from their guarantee of the First Lien Notes (the “First Lien Note Guarantees”). The First Lien Notes are not guaranteed by MPM Intermediate Holdings Inc.

The First Lien Notes and First Lien Note Guarantees are senior indebtedness of the Company and the Note Guarantors, respectively, and rank equal in right of payment with all existing and future senior indebtedness of the Company and the Note Guarantors, respectively; senior in right of payment to all existing and future subordinated indebtedness of the Company and the Note Guarantors and guarantees thereof; and structurally subordinated to all existing and future indebtedness and other liabilities of any of the Company’s subsidiaries that do not guarantee the First Lien Notes.

The First Lien Notes and First Lien Note Guarantees have the benefit of first-priority liens on the collateral of the Company and the Note Guarantors other than the ABL Priority Collateral, with respect to which the First Lien Notes and First Lien Note Guarantees have the benefit of second-priority liens. Consequently, the First Lien Notes rank effectively junior in priority to the Company’s obligations under the ABL Facility to the extent of the value of the ABL Priority Collateral; equal with holders of other obligations secured pari passu with the First Lien Notes including other first priority obligations (to the extent of the value of such collateral); effectively senior to any junior priority obligations (to the extent of the value of such collateral) including the Second Lien Notes (further described below) and the Company’s obligations under the ABL Facility to the extent of the value of the collateral that is not ABL Priority Collateral; and effectively senior to any senior unsecured obligations (to the extent of the value of such collateral).

Interest on the First Lien Notes is payable at 3.88% per annum, semiannually to holders of record at the close of business on April 1st or October 1st immediately preceding the interest payment date on April 15th and October 15th of each year, commencing on April 15, 2015. The Company may redeem some or all of the First Lien Notes at any time at a redemption price of 100% of the principal amount plus accrued and unpaid interest.

The First Lien Notes were recorded at their estimated fair value on the Effective Date, which was determined based on a market approach utilizing current market yields.

Second Lien Notes

Upon consummation of the Plan of Reorganization, on October 24, 2014, the Company issued $250 aggregate principal amount of 4.69% Second Lien Notes due 2022 (the “Second Lien Notes”).

The Second Lien Notes are fully and unconditionally guaranteed on a senior secured basis by each of the Company’s existing U.S. subsidiaries that is a guarantor under the Company’s ABL Facility and the Company’s future U.S. subsidiaries (other than receivables subsidiaries and U.S. subsidiaries of foreign subsidiaries) that guarantee any debt of the Company or any Note Guarantor. Pursuant to customary release provisions in the indenture governing the Second Lien Notes, the Note Guarantors may be released from their guarantee of the Second Lien Notes (the “Second Lien Note Guarantees”). The Second Lien Notes are not guaranteed by MPM Intermediate Holdings Inc.

The Second Lien Notes and Second Lien Note Guarantees are senior indebtedness of the Company and the Note Guarantors, respectively, and rank equal in right of payment with all existing and future senior indebtedness of the Company and the Note Guarantors, respectively; senior in right of payment to all existing and future subordinated indebtedness of the Company and the Note Guarantors and guarantees thereof; and structurally subordinated to all existing and future indebtedness and other liabilities of any of the Company’s subsidiaries that do not guarantee the Second Lien Notes.

The Second Lien Notes and Second Lien Note Guarantees have the benefit of second-priority liens on the collateral of the Company and the Note Guarantors. Consequently, the Second Lien Notes rank effectively junior in priority to the Company’s obligations under the ABL Facility, the First Lien Notes and other first priority obligations (to the extent of the value of such collateral); equal with holders of other obligations secured pari passu with the Second Lien Notes (to the extent of the value of such collateral); effectively senior to any junior priority obligations (to the extent of the value of such collateral); and effectively senior to any senior unsecured obligations (to the extent of the value of such collateral).

Interest on the Second Lien Notes is payable at 4.69% per annum, semiannually to holders of record at the close of business on April 1st or October 1st immediately preceding the interest payment date on April 15th and October 15th of each year, commencing on April 15, 2015. The Company may redeem some or all of the Second Lien Notes at any time at a redemption price of 100% of the principal amount plus accrued and unpaid interest.

The Second Lien Notes were recorded at their estimated fair value on the Effective Date, which was determined based on a market approach utilizing current market yields.

In the fourth quarter of 2015 and first quarter of 2016, the Company initiated a debt buyback program and repurchased $48 in aggregate principal amount of our Second Lien Notes for approximately $26, resulting in a net gain of $16. All repurchased notes were canceled at the time of repurchase, reducing the aggregate principal amount of these notes outstanding from $250 at the end of third quarter of 2015 to $202 as of December 31, 2017.

At December 31, 2017, the weighted average interest rate of the Company’s long term debt was 4.37%.

General

The indentures governing the First Lien Notes and the Second Lien Notes contain covenants that, among other things, limit the Company’s ability and the ability of certain of the Company’s subsidiaries to (i) incur or guarantee additional indebtedness or issue preferred stock; (ii) grant liens on assets; (iii) pay dividends or make distributions to the Company’s stockholders; (iv) repurchase or redeem capital stock or subordinated indebtedness; (v) make investments or acquisitions; (vi) enter into sale/leaseback transactions; (vii) incur restrictions on the ability of the Company’s subsidiaries to pay dividends or to make other payments to the Company; (viii) enter into transactions with the Company’s affiliates; (ix) merge or consolidate with other companies or transfer all or substantially all of the Company’s assets; and (x) transfer or sell assets.

As of December 31, 2017, the Company was in compliance with all the covenants included in the agreements governing its outstanding indebtedness.

Scheduled Maturities

Aggregate maturities of debt and minimum rentals under operating leases at December 31, 2017 for the Company are as follows:

Year	Debt	Minimum Rentals Under Operating Leases
2018	$36	$18
2019	—	14
2020	—	12
2021	1,100	10
2022	202	7
2023 and thereafter	—	10

Total	$1,338	$71

The Company’s operating leases consist primarily of vehicles, equipment, land and buildings. Rental expense amounted to $25, $23, and $24 for the years ended December 31, 2017, 2016 and 2015, respectively.

8. Equity

Common Stock and Paid-in Capital

Additional paid-in capital at December 31, 2017 and December 31, 2016 primarily relates to the issuance of 7,475,000 shares of Momentive’s common stock pursuant to the Company’s rights offering under Section 1145 of the Bankruptcy Code, 26,662,690 shares of Momentive’s common stock pursuant to the Company’s rights offering under Section 4(a)(2) of the Securities Act, 2,060,184 shares of Momentive’s common stock pursuant to a backstop commitment of the rights offerings, including 1,475,652 shares of Momentive’s common stock issued as consideration for acting as a backstop for the rights offerings.

9. Stock Option Plans and Stock Based Compensation

Management Equity Plan

On March 12, 2015, the Board of Directors of Momentive approved the MPM Holdings Inc. Management Equity Plan (the “MPMH Equity Plan”). Under the MPMH Equity Plan, Momentive can award no more than 3,818,182 shares which may consist of options, restricted stock units, restricted stock and other stock-based awards, qualifying as equity classified awards in accordance with ASC 718 “Compensation—Stock Compensation”. The restricted stock units are non-voting units of measurement which are deemed to be equivalent to one common share of Momentive. The options are options to purchase common shares of Momentive. The awards contain restrictions on transferability and other typical terms and conditions. The purpose of the MPMH Equity Plan is to assist the Company in attracting, retaining, incentivizing and motivating employees and Directors and to promote the success of the Company’s business by providing such participating individuals with a proprietary interest in the performance of the Company.

On April 10, 2015, the Compensation Committee of the Board of Directors of Momentive approved grants under the MPMH Equity Plan of restricted stock units and options to certain of the Company’s key managers, including the Company’s named executive officers and directors.

The following is a summary of key terms of the stock-based awards granted under the MPMH Equity Plan.

Award	Vesting Terms	Option/ Unit Terms
Stock Options—Tranche A	Performance-based and market-based upon achievement of targeted common stock prices either through a sale or subsequent to an IPO with certain conditions as such terms are defined by the MPMH Equity Plan	10 years
Stock Options—Tranche B	Performance-based and market-based upon achievement of targeted common stock prices either through a sale or subsequent to an IPO with certain conditions as such terms are defined by the MPMH Equity Plan	10 years
Restricted Stock Units	Cliff vest four years after grant date; Immediate vesting upon a sale and ratable vesting in the event of an IPO as defined in the MPMH Equity Plan	NA
Directors Restricted Stock Units grant	Cliff vest annually after grant date; Immediate vesting upon a sale and ratable vesting in the event of an IPO as defined in the MPMH Equity Plan	NA

Stock Options

The estimated fair values of Stock Options granted and the assumptions used for the Monte Carlo option-pricing model were as follows:

	Year Ended December 31, 2017		Year Ended December 31, 2016
	Tranche A	Tranche B	Tranche A	Tranche B
Estimated fair values	$9.83	$8.93	$9.83	$8.93
Assumptions:
Strike Price	$10.25	$10.25	$10.25	$10.25
Risk-free interest rate	0.80%	0.80%	0.80%	0.80%
Expected term	1.62 years	1.62 years	1.62 years	1.62 years
Expected volatility	60.00%	60.00%	60.00%	60.00%
Tranche Market Threshold	$20.00	$25.00	$20.00	$25.00

The fair market value of the underlying stock price for the purpose of determining strike prices were derived mainly from a discounted cash-flow model. The risk-free interest rate has been determined on the yields for U.S. Treasury securities for a period approximating the expected term compounded continuously which changed from 0.48% on original grant date to 0.80% on modification. The expected term represents the average of anticipated exit scenarios which changed from 1.73 years on original grant date to 1.62 years on modification. The expected volatility, which changed from 47.00% on original grant date to 60.00% on modification, has been estimated based on the volatilities using a weighted peer group of companies which are deemed to be similar to our Company and is calculated using the expected term of the stock options granted. The Tranche Market Thresholds are the average targeted expected closing prices over 10 days in the event of the underlying stocks trading publicly.

Information on stock option activity is as follows:

Year Ended December 31, 2017
	Tranche A		Tranche B
	Units	Weighted- Average Exercise Price per Share	Units	Weighted- Average Exercise Price per Share
Balance at beginning of the period	782,040	$10.33	782,040	$10.33
Granted	—		—
Exercised	—		—
Forfeited	—		—
Expired	—		—

Balance at end of the period	782,040	$10.33	782,040	$10.33

	Year Ended December 31, 2016
	Tranche A		Tranche B
	Units	Weighted- Average Exercise Price per Share	Units	Weighted- Average Exercise Price per Share
Balance at beginning of the period	792,820	$20.33	792,820	$20.33
Granted	26,460	12.47	26,460	12.47
Exercised	—	—
Forfeited	(37,240)	10.25	(37,240)	10.25
Expired	—	—

Balance at end of the period	782,040	$10.33	782,040	$10.33

As there have been no performance and market based achievements since the date of the original grant, there has been no compensation expense recorded during the fiscal year ended December 31, 2017 and fiscal year ended December 31, 2016. At both December 31, 2017 and December 31, 2016, unrecognized compensation expense related to non-vested stock options was $15. Stock-based compensation cost related to stock options will be recognized once the satisfaction of the performance and market conditions becomes probable.

Restricted Stock Units

Information on Restricted Stock Units (“RSU”) activity is as follows:

	Year Ended December 31, 2017		Year Ended December 31, 2016
	Units	Grant date fair per Share	Units	Grant date fair per Share
Balance at beginning of the year	733,840	$19.23	712,762	$20.33
Granted	42,056	18.28	93,446	10.92
Vested	(63,520)	10.43	(29,520)	20.33
Forfeited	—		(42,848)	18.46
Expired	—		—

Balance at end of the year	712,376	$19.92	733,840	$19.23

The fair market values related to the RSUs at the different grant dates were derived from material financial weighted analysis of the Company’s value as implied at emergence from Chapter 11 Bankruptcy or by the sales of stock completed with related parties and adjusted to reflect current and future market conditions and the expected Company’s financial performances at the grant date. The material financial weighted analysis consisted of (i) a discounted cash flow analysis, (ii) a selected publicly traded company analysis and (iii) a selected transactions analysis. The employees’ and named executive officers’ RSUs are 100% vested upon the fourth anniversary of the date of grant (“Scheduled Vesting Date”) provided that the grantee remains continuously employed in active service by the Company or one of its affiliates from the date of grant through the Scheduled Vesting Date. The directors’ RSUs are 100% vested upon the first anniversary of the date of grant.

Additionally, vesting of the RSU grants could be accelerated: (i) upon a Sale of the Company occurring prior to the Scheduled Vesting Date, the RSUs, to the extent unvested, shall become fully vested, subject to the grantee’s continued employment through the effective date of such Sale; or (ii) upon an IPO occurring prior to the Scheduled Vesting Date, a graded percentage of the RSUs, shall become vested subject to the grantee’s continued employment through the effective date of the IPO.

There have been no performance and market based achievements since the date of the original grant. The fair value of the Company’s RSUs, net of forfeitures is expensed on a straight-line basis over the required service period.

Stock-based compensation expense related to the RSU awards was approximately $4 for the fiscal year ended December 31, 2017 and $3 for the fiscal year ended December 31, 2016. As of December 31, 2017 and December 31, 2016, unrecognized compensation related to RSU awards was $5 with weighted average remaining vesting period of 1.36 years and $8 with weighted average remaining vesting period of 2.4 years, respectively. Stock-based compensation cost related to RSU awards may be accelerated once the satisfaction of one of the performance conditions outlined becomes probable.

Although the MPMH Equity Plan, under which the above awards were granted, is sponsored by Momentive, the underlying compensation costs represent compensation costs paid for by Momentive on MPM’s behalf, as a result of the employees’ services to MPM. The Company intends to issue new stock to deliver shares under the MPMH Equity Plan.

10. Income Taxes

For the years ended December 31, 2017, 2016 and 2015, the Company’s tax provision was computed based on the legal entity structure, as described in Note 1. Any tax benefit or valuation allowance related to net operating losses (“NOL”) was recognized and evaluated on a stand-alone basis.

The domestic and foreign components of income (loss) before income taxes are as follows:

	Year Ended December 31,
	2017	2016	2015
Domestic	$(129)	$(118)	$(92)
Foreign	144	(28)	20

Total	$15	$(146)	$(72)

Income tax expense (benefit) attributable to loss from operations consists of:

	Current	Deferred	Total
Year ended December 31, 2017:
United States federal	$—	$—	$—
State and local	—	—	—
Non-U.S. jurisdictions	24	(9)	15

	$24	$(9)	$15

Year ended December 31, 2016:
United States federal	$—	$(10)	$(10)
State and local	—	—	—
Non-U.S. jurisdictions	35	(7)	28

	$35	$(17)	$18

Year ended December 31, 2015:
United States federal	$—	$—	$—
State and local	—	—	—
Non-U.S. jurisdictions	19	(6)	13

	$19	$(6)	$13

Income tax expense attributable to income (loss) before income taxes was $15, $18, and $13 for the year ended December 31, 2017, 2016, and 2015, respectively, and differed from the amounts computed by applying the U.S. federal income tax rate of 35% to pre-tax loss from continuing operations as a result of the following:

	Year Ended December 31,
	2017	2016	2015
Income tax expense:
Computed expected tax (benefit) expense	$6	$(50)	$(25)
Increase (reduction) in income taxes resulting from:
Tax rate changes	113	(6)	(3)
Non-U.S. tax rate differential	(8)	(4)	(1)
Branch accounting effect	32	(17)	7
Withholding taxes	2	3	3
Valuation allowance	(130)	76	33
Permanent differences	5	(1)	3
Reserves for uncertain tax positions	(5)	17	(4)

Total	$15	$18	$13

In December 2017, The Tax Cuts & Jobs Act (the “TCJA”) was enacted into law. The TCJA decreased the federal corporate tax rate to 21%, imposed a one-time transition tax on previously unremitted foreign earnings, and modified the taxation of other income and expense items. The Company’s 2017 accompanying financial statements reflect provisional estimates for the one-time transition tax on the untaxed post -1986 earnings & profits (E&P) of our foreign subsidiaries, excluding our foreign branches. In addition, the Company revalued its deferred tax assets and liabilities as of December 31, 2017 based on the enacted federal corporate tax rate of 21%, which resulted in the Company recognizing expense of $113, which was fully offset by a benefit due to reduction in its valuation allowance.

In December 2017, the SEC issued Staff Accounting Bulletin No. 118 (“SAB 118”). SAB 118 permits issuers up to one year from the enactment date of the Tax Cuts and Jobs Act of 2017 (“TCJA”) to complete the accounting for the income tax effects of TCJA when a registrant does not have the necessary information available, prepared, or analyzed in reasonable detail to complete the accounting. The TCJA changes existing U.S. tax law and includes numerous provisions that will affect businesses. The act introduces changes that impact U.S. corporate tax rates, business-related exclusions, and deductions and credits. The Act will also have international tax consequences for many companies that operate internationally. Until the accounting for income tax effects is complete, financial statements should include provisional amounts to the extent a reasonable estimate of the income tax effected of the TCJA can be determined. The guidance is effective for annual periods after December 22, 2017, including interim periods within the reporting period. The Company has recognized the provisional tax impacts related to deemed repatriated earnings included in its consolidated financial statements for the year ended December 31, 2017. The ultimate impact may differ from these provisional amounts due to additional analysis, changes in interpretations and assumptions the Company has made or additional guidance that may be issued.

As the Company continues to monitor and evaluate the external factors impacting our provisional amounts, the Company will also obtain, prepare and analyze additional information to further refine our provisional estimate for the transition tax and to determine whether an additional provisional amount is required with respect to the remaining undistributed earnings of our foreign subsidiaries, excluding foreign branches. This information includes, but is not limited to, U.S. federal income attributes, U.S. state income/franchise tax analysis and developments, non-U.S. income and withholding tax obligations on any actual repatriations, non-U.S. legal and regulatory restrictions related to capital, availability and utilization of U.S. and non-U.S. tax attributes and impacts on current and deferred tax due to TCJA.

The rate reconciling item, “Valuation allowance” principally relates to the maintenance of a full valuation allowance for jurisdictions in which a valuation allowance had already been established based on the current year increase or decrease in net deferred tax assets in those jurisdictions.

The rate reconciling item, “Reserves for uncertain tax positions” for 2016 includes a payment of $9 related to the Company’s Italian tax court claim that was settled in 2016. In 2016, the Company also received a reimbursement of $9 under a tax indemnification agreement and included this in non-operating expenses (net) in the Company’s Consolidated Statement of Operations.

The rate reconciling item, “Non-U.S. rate differential”, reflects the difference between the tax expense or benefit on pre-tax foreign income or loss at the local statutory rate, which is typically lower than 35%, after consideration of permanent differences, and the tax impact of the same pre-tax income or loss as computed at the U.S. statutory rate of 35%. The impact of the rate differential by jurisdiction was as follows:

	Pre-Tax Income (Loss)	Statutory Rate(1)	Rate Effect
December 31, 2017:
China	$19	25.0%	$(2)
Thailand	12	20.0%	(2)
Japan	44	29.7%	(2)
Other(2)	69		(2)

			$(8)
December 31, 2016:
China	$30	25.0%	$(3)
Germany	(86)	32.0%	3
Thailand	12	20.0%	(2)
Other(2)	16		(2)

			$(4)
December 31, 2015:
China	$12	25.0%	$(1)
Other(2)	8		—

			$(1)

(1)	The statutory rates included in the table above reflect the total statutory rates applied in each jurisdiction, including the impact of surcharges and local trade or enterprise taxes.
(2)	Other significant jurisdictions (and statutory rates) impacting the “Non-U.S. rate differential” includes: Korea 22% in 2017 and 2016, 24% in 2015), Thailand (20%), Hong Kong (16.5%), China (25%), Italy (27.5%), Switzerland (24% in 2015), and Germany (32.0%).

Due to the disregarded branch structure described above, an additional adjustment for “Branch accounting effect” records the tax impact of the foreign pre-tax income required to be included in the U.S. tax return at the U.S. statutory rate. This amount does not directly offset the “Non-U.S. rate differential” due primarily to the tax effect of inclusion of permanent GAAP to local tax differences in the “Non-U.S. rate differential”.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2017 and 2016 are presented below:

	Domestic		Foreign
	2017	2016	2017	2016
Deferred tax assets:
Inventory	$7	$12	$3	$5
Employee compensation	8	12	3	3
Unrealized foreign currency loss	10	13	3	1
Amortization	—	14	10	14
Depreciation	—	—	2	2
Pension	81	131	41	40
Net operating losses	110	132	120	102
Branch accounting future benefit	14	26	—	—
Reserves and accruals	11	23	7	8
Deferred interest deductions	—	—	55	61
Amortizable financing costs	3	8	—	—
Other	—	—	3	3

Total gross deferred tax assets	244	371	247	239
Less valuation allowance	(181)	(297)	(190)	(187)

Net deferred tax assets	63	74	57	52

Deferred tax liabilities:
Inventory	—	—	3	3
Reserves and accruals	—	—	1	1
Amortization	13	—	30	32
Depreciation	49	72	51	54
Withholding taxes and other	1	2	21	19

Total deferred tax liabilities	63	74	106	109

Net deferred tax liability	$—	$—	$(49)	$(57)

For the year ended December 31, 2016, the domestic deferred taxes were computed using a federal tax rate of 35%, whereas for the year ended December 31, 2017 the deferred taxes have been computed using a federal tax rate of 21%, the rate the Company expects the deferred taxes to reverse at in the future. There was a reduction of $113 in our net domestic deferred tax assets and a similar reduction in our domestic valuation allowance as a result of the TCJA.

NOL Schedule

Country	NOL Value
United States	$473
Germany	293
Japan	63
Italy	19
Thailand	10
Other	1

Total	$859

For the year ended December 31, 2017, 2016, and 2015, the Company had available approximately $859, $704, and $585 of gross NOL carryforwards with expiration dates ranging from one year to indefinite that may be applied against future taxable income, respectively. In addition, none of the $473 U.S. NOL carryforwards are subject to dual consolidated loss rules. The NOL for the United States will begin to expire in 2034. The NOL for Thailand and Japan will begin to expire in 2018. The NOL for Germany and Italy has no expiration date.

As a result of exiting bankruptcy, there was a change of ownership for the Company’s German entity. For German tax purposes, a change of ownership would trigger a limitation on the NOL carryforwards as of the date of the change in ownership. The limitation would disallow the entire NOL except for any amount that could be offset against any built in gain that existed at the ownership change. The Company has estimated the built in gain and concluded there is enough to support the NOL at the ownership change which is supported by a completed valuation of the German business. Since there is a valuation allowance against the German NOL deferred tax asset, a change in NOL would decrease the deferred tax assets and corresponding valuation allowance.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the net deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefit of most of their net deferred tax assets. As of December 31, 2017 and 2016, in some jurisdictions in which there is a net deferred tax asset, the Company has established a full valuation allowance. However, there are exceptions for certain non-U.S. jurisdictions where, based on management’s assessment, it is more likely than not the net deferred tax asset will be realized.

For the year ended December 31, 2017, the company recorded a decrease in valuation allowance of $113, comprised of a decrease in the U.S. valuation allowances of $116 and an increase in the foreign valuation allowance of $3. The change in the U.S. and non-U.S. valuation allowances recorded to reflect current activity of the U.S. and non-U.S. entities that have previously established valuation allowances. For the year ended December 31, 2016, the Company recorded an increase in valuation allowances of $65, comprised of an increase in the U.S. valuation allowances of $54 and an increase in the foreign valuation allowances of $11. The change in U.S. valuation allowances was primarily attributable to the impact of legislative changes enacted in December 2017 which reduced the U.S. federal corporate income tax rate to 21% beginning in 2018. The increase in foreign valuation allowances of $3 was primarily attributable to valuation allowances of $3 recorded to reflect current activity of the non-U.S. entities that have previously established valuation allowances.

Under branch accounting, the inclusion of the non-U.S. operations in the U.S. income tax return requires the establishment of a deferred tax asset or liability to offset the foreign affiliates’ tax consequences; eliminating a duplicative deferred tax benefit or expense. The branch accounting future benefit deferred tax asset of $14 and $26 at December 31, 2017 and 2016, respectively, principally represents the offset to the non-U.S. affiliates deferred tax liabilities of $49 and $57 as of December 31, 2017 and 2016, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at December 31, 2015	$36
Additions for tax positions of the current year	6
Additions for tax positions of the prior years	8
Reductions for tax positions of prior years	(2)
Settlements	(5)
Statute of limitations expiration	(4)
Foreign currency translation	—

Balance at December 31, 2016	$39

Additions for tax positions of the current year	3
Additions for tax positions of the prior years	1
Reductions for tax positions of prior years	(10)
Settlements	—
Statute of limitations expiration	(4)
Foreign currency translation	2

Balance at December 31, 2017	$31

Liabilities for unrecognized tax benefits as of December 31, 2017 relate to various domestic and foreign jurisdictions. If recognized, all of the unrecognized tax benefits as of December 31, 2017 would reduce the Company’s effective tax rate.

The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes. As of December 31, 2017 and 2016, the Company has recorded a liability of approximately $8 and $6, respectively, for interest and penalties.

In 2016, the Company settled tax-related claims in an Italian court for $9 which included $4 of interest and penalties. In 2016, the Company also received a reimbursement of $9 under a tax indemnification agreement and included this in non-operating expenses (net) in the Company’s Consolidated Statement of Operations.

The Company files income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. In the normal course of business the Company is subject to examination by taxing authorities throughout the world with examinations ongoing in a few of those jurisdictions including Canada, Germany, India, and Korea. Such major jurisdictions with open tax years are as follows: United States 2006-2017, China, 2007-2017, Germany 2006-2017, Italy 2012-2017, India 2014-2017, Switzerland 2016-2017, Singapore 2013-2017, Japan 2011-2017, Thailand 2012-2017, Hong Kong 2012-2017, Canada 2009-2014 and Brazil 2012-2017. Unrecognized tax benefits are not expected to change significantly over the next 12 months.

The Company is recognizing the earnings of non-U.S. operations currently in its U.S. consolidated income tax return as of December 31, 2017 and is expecting that, with the exception of Germany and Japan, all earnings will be repatriated to the U.S. The Company has accrued the incremental tax expense expected to be incurred upon the repatriation of these earnings. In addition, the Company has certain intercompany arrangements that, if settled, may trigger taxable gains or losses based on foreign currency exchange rates in place at the time of settlement. As a result, the Company is asserting permanent reinvestment with respect to certain intercompany transactions considered indefinite. Since the currency translation impact is considered indefinite, the Company has not provided deferred taxes on gains of $9, which could result in a tax obligation of $3, based on currency exchange rates as of December 31, 2017. Should the intercompany arrangement be settled or the Company changes its assertion, the actual tax impact will depend on the currency exchange rate at the time of settlement or change in assertion.

11. Commitments and Contingencies

Non-Environmental Legal Matters

The Company is involved in various legal proceedings in the ordinary course of business and had reserves of $4 and $3 at December 31, 2017 and December 31, 2016, respectively, for all non-environmental legal defense costs incurred and settlement costs that it believes are probable and estimable, all of which are included in “Other current liabilities” in the Consolidated Balance Sheets.

In connection with the bankruptcy cases, in September 2014, the trustees for the Old First Lien Notes and the Old Secured Notes filed an appeal before the U.S. District Court for the Southern District of New York seeking reversal of the Bankruptcy Court’s determinations that the interest rates on First Lien Notes and Second Lien Notes under the Plan was proper and in accordance with United States Bankruptcy Code. In May 2015, the District Court affirmed the Bankruptcy Court rulings, and the trustees subsequently appealed the District Court decision to the United States Court of Appeals for the Second Circuit. In October 2017, the Second Circuit reversed the District Court’s determination with respect to the interest rates and remanded the issue to the Bankruptcy Court for further proceedings. An adverse resolution of this matter could result in an obligation by the Company to make a catch-up payment for past due interest and an increase in the Company’s interest costs going forward. At this time, the Company is unable to estimate any reasonably possible loss, or range of losses, with regard to this matter.

Purchase Commitments

The Company has signed multi-year agreements with vendors in order to obtain favorable pricing and terms on products that are necessary for the ongoing operation of its business. Under the terms of these agreements, the Company has committed to contractually specified minimums over the contractual periods. A majority of these contractual commitments are related to the off-take agreement with ASM (see Note 7). As of December 31, 2017, future contractual minimums are as follows:

Year	Total
2018	$146
2019	143
2020	110
2021	85
2022	82
2023 and beyond	328

Total minimum payments	894

Less: Amount representing interest	(88)

Present value of minimum payments	$806

Environmental Matters

The Company is involved in certain remediation actions to clean up hazardous wastes as required by federal and state laws. Liabilities for remediation costs at each site are based on the Company’s best estimate of discounted future costs. As of December 31, 2017 and December 31, 2016, the Company had recognized obligations of $12 and $13, respectively, for remediation costs at the Company’s manufacturing facilities and offsite landfills. These amounts are included in “Other long-term liabilities” in the Consolidated Balance Sheets.

Included in these liabilities is $8 related to groundwater treatment at the Company’s Waterford, New York site. In 1988, a consent decree was signed with the State of New York which requires recovery of groundwater at the site to contain migration of specified contaminants in the groundwater. A groundwater pump and treat system and groundwater monitoring program are currently operational to implement the requirements of this consent decree.

Due to the long-term nature of the project and the uncertainty inherent in estimating future costs of implementing this program, this liability was recorded at its net present value, which assumes a 3% discount rate and an estimated time period of 50 years and is included in our total obligations as discussed above. The undiscounted obligations, which are expected to be paid over the estimated period, are approximately $17. Over the next five years the Company expects to make ratable payments totaling approximately $2.

12. Pension and Postretirement Benefits

Domestic Pension Plans

Most U.S. employees participate in the Company’s U.S. defined benefit plan, with a pension formula based on years of service and final average earnings. The plan was frozen for salaried exempt employees in 2012. Effective December 31, 2013 the plan was frozen for non- grandfathered employees covered by a collective bargaining agreement negotiated in 2013. Effective December 31, 2014, benefits in the U.S. pension plan were frozen for all non-grandfathered employees covered by a collective bargaining agreement negotiated in 2014, and the plan was frozen to all new entrants.

Substantially all U.S. employees may also participate in the Company’s defined contribution plan. Under this plan, eligible employees may invest a portion of their earnings on a before or after tax basis, with the Company matching between 50% of the first 7% of eligible earnings and 100% of the first 5% of eligible earnings. In conjunction with the freeze of the U.S. pension benefit, the Company enhanced its defined contribution plan for impacted employees by providing a Company match up to 5% of the eligible compensation. The Company also provides an annual retirement contribution to employees not eligible to earn pension benefits, which is a contribution ranging from 2% to 7% of eligible compensation that is deposited in the accounts of eligible employees each year based on years of service. Finally, the Company also instituted an achievement match for employees not eligible to earn pension benefits, which is an additional employer match up to 1.25% that will be deposited into the accounts of eligible employees each year if global incentive targets are achieved.

Foreign Pension Plans

Outside the U.S., the Company maintains its principal defined benefit pension plans in Germany, Japan, the Netherlands and Switzerland (collectively, Foreign or Foreign Pension Plans). The Company maintains additional defined benefit pension plans in various other locations.

The Company’s defined benefit pension plans in Germany cover substantially all of its employees. These plans are not funded and benefits are paid directly by the Company to retirees. The benefit is based on a cumulative benefit earned over the employee’s service period. Benefits vest upon five years of service and the attainment of age 25.

The Company’s defined benefit pension plan in Japan covers most employees, but was frozen to new entrants in 2012. The benefits of the Company’s Japanese pension plan are based on years of service and the employee’s three highest years of compensation during the last 10 years of employment. The pension plan assets are managed by a variety of Japanese financial institutions. Employees hired after 2012 are eligible for benefits under a defined contribution plan.

In Switzerland, the Company’s defined benefit plan provides pension, death and disability benefits to substantially all employees. Benefits are based on participants’ accumulated account balances plus an annuity conversion factor established by the Swiss government. The pension liability is administered through a collective foundation.

The Company also offers a defined benefit pension plan to its employees in the Netherlands. The plan has a career average formula and is funded through an insurance company. The Company’s pension expense associated with contributions to these pension plans was less than $1 for the years ended December 31, 2017, 2016 and 2015.

Postretirement Plans

The Company’s U.S. health and welfare plan provides post-retirement health and life insurance to retirees and their eligible dependents who meet certain eligibility requirements. The plan was closed on December 31, 2016 for salaried exempt and non-exempt employees who were not already retired. Effective December 31, 2017 the plan was also closed to our largest collective bargaining groups, IUE/CWA union who were not already retired. For eligible retirees in the closed groups, as of the closure date, the Company transferred participating retirees and eligible participating dependents to a Health Reimbursement Arrangement (“HRA”), and funds an HRA account for participants to utilize in purchasing coverage on the Healthcare Exchange. In connection with the HRA, the Company also modified the formula for calculating the amount of employer-paid life insurance. The Company funds retiree healthcare benefits on a pay-as-you-go basis, and retiree life insurance amounts are fully-insured. The Company uses a December 31 measurement date for this plan. The Company also provides non-pension postretirement benefit plans to certain Brazilian associates. The Brazilian plan became effective in 2012 as a result of a change in certain regulations, and provides retirees that contributed towards coverage while actively employed, with access to medical benefits, with the retiree being responsible for 100% of the premiums. In 2014, the plan was amended such that 100% of the premiums of active employees are paid by the Company.

The following table presents the change in benefit obligation, change in plan assets and components of funded status for the Company’s defined benefit pension and non-pension postretirement benefit plans for the years ended December 31:

	Pension Benefits				Non-Pension Postretirement Benefits
	2017		2016		2017		2016
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Change in Benefit Obligation
Benefit obligation at beginning of period	$241	$207	$216	$184	$53	$1	$86	$—
Service cost	6	12	6	10	1	—	1	—
Interest cost	9	3	9	3	1	—	2	—
Actuarial (gains) losses	8	(2)	14	18	—	—	(1)	1
Foreign currency exchange rate changes	—	23	—	(3)	—	—	—	—
Benefits paid	(5)	(5)	(4)	(5)	(2)	—	(4)	—
Plan amendments	—	—	—	—	(18)	—	(31)	—
Other	—	3	—	—	—	—	—	—

Benefit obligation at end of period	259	241	241	207	35	1	53	1
Change in Plan Assets
Fair value of plan assets at beginning of period	122	35	114	34	—	—	—	—
Actual return on plan assets	19	3	7	—	—	—	—	—
Foreign currency exchange rate changes	—	2	—	—	—	—	—	—
Employer contributions	18	6	5	6	2	—	4	—
Benefits paid	(5)	(5)	(4)	(5)	(2)	—	(4)	—
Other	—	1	—	—	—	—	—	—

Fair value of plan assets at end of period	154	42	122	35	—	—	—	—

Funded status of the plan at end of period	$(105)	$(199)	$(119)	$(172)	$(35)	$(1)	$(53)	$(1)

	Pension Benefits				Non-Pension Postretirement Benefits
	2017		2016		2017		2016
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Amounts recognized in the Consolidated Balance Sheets at December 31 consist of:
Other current liabilities	$(1)	$(2)	$(1)	$(2)	$(2)	$—	$(3)	$—
Long-term pension and post employment benefit obligations	(104)	(197)	(118)	(170)	(33)	(1)	(50)	(1)
Accumulated other comprehensive (income) loss	1	(1)	1	(1)	(30)	—	(17)	—

Net amounts recognized	$(104)	$(200)	$(118)	$(173)	$(65)	$(1)	$(70)	$(1)
Amounts recognized in Accumulated other comprehensive income at December 31 consist of:
Net actuarial (gain) loss	$—	$—	$—	$—	$—	$—	$—	$—
Net prior service (benefit) cost	1	(1)	1	(1)	(41)	—	(28)	—
Deferred income taxes	—	—	—	—	11	—	11	—

Net amounts recognized	$1	$(1)	$1	$(1)	$(30)	$—	$(17)	$—
Accumulated benefit obligation	$251	$230	$227	$198
Accumulated benefit obligation for funded plans	(259)	(241)	(241)	(207)
Pension plans with underfunded or non-funded accumulated benefit obligations at December 31:
Aggregate projected benefit obligation	$259	$241	$241	$207
Aggregate accumulated benefit obligation	251	230	227	198
Aggregate fair value of plan assets	154	42	122	35
Pension plans with projected benefit obligations in excess of plan assets at December 31:
Aggregate projected benefit obligation	$259	$241	$241	$207
Aggregate fair value of plan assets	154	42	122	35

The foreign currency impact reflected in these rollforward tables are primarily for changes in the euro versus the U.S. dollar.

Following are the components of net pension and postretirement expense recognized for the years ended December 31, 2017, 2016, and 2015, respectively:

	Pension Benefits
	U.S. Plans
	Year Ended December 31,
	2017	2016	2015
Service cost	$6	$6	$9
Interest cost on projected benefit obligation	9	9	9
Expected return on assets	(9)	(9)	(9)
Curtailment gain 1	—	—	(3)
Recognized actuarial (gain) loss 2	(2)	15	(8)
Amortization of net losses	—	—	—

Net expense	$4	$21	$(2)

	Pension Benefits
	Non-U.S. Plans
	Year Ended December 31,
	2017	2016	2015
Service cost	$12	$10	$10
Interest cost on projected benefit obligation	3	3	3
Expected return on assets	(1)	(1)	(1)
Recognized actuarial (gain) loss 2	(3)	18	(1)
Amortization of net losses	—	—	—
Curtailment gain	—	—	—
Settlement loss	—	—	—

Net expense	$11	$30	$11

(1)	The curtailment gain recognized on pension benefits during the fiscal year ended December 31, 2015 relates to the re-measurement of the pension benefit obligation in conjunction with plan provision changes for non-exempt employees not subject to a collective bargaining agreement (“impacted employees”). The Company recorded this gain in Selling, general and administrative expense in the Consolidated Statements of Operations.
(2)	The actuarial loss (gain) recognized on pension benefits during the fiscal year ended December 31, 2017, December 31, 2016 and December 31, 2015 mainly relates to the increase/decrease in projected benefit obligation due to the decrease in discount rate as a result of the annual re-measurement. The Company recorded this gain in Selling, general and administrative expense in the Consolidated Statements of Operations.

	Non-Pension Postretirement Benefits
	U.S. Plans
	Year Ended December 31,
	2017	2016	2015
Service cost	$1	$1	$2
Interest cost on projected benefit obligation	1	2	4
Amortization of prior service benefit	(5)	(3)	—
Amortization of net gain	—	—	(4)

Net expense	$(3)	$—	$2

Expense related to non-U.S. non-pension postretirement benefits was less than $1 each for the years ended December 31, 2017, 2016, and 2015, respectively.

The following amounts were recognized in “Other comprehensive loss” during the period from January 1, 2017 through December 31, 2017:

	Pension Benefits		Non-Pension Postretirement Benefits		Total
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Net actuarial gains arising during the year	$(2)	$(3)	$—	$—	$(2)	$(3)
Prior service cost from plan amendments	—	—	(18)	—	(18)	—
Amortization of prior service (cost) benefit	—	—	5	—	5	—
Recognition of net actuarial gains	2	3	—	—	2	3

Gain recognized in other comprehensive loss	—	—	(13)	—	(13)	—
Deferred income taxes	—	—	—	—	—	—

Gain recognized in other comprehensive loss, net of tax	$—	$—	$(13)	$—	$(13)	$—

The following amounts were recognized in “Other comprehensive loss” during the period from January 1, 2016 through December 31, 2016:

	Pension Benefits		Non-Pension Postretirement Benefits		Total
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Net actuarial losses arising during the year	$15	$18	$(1)	$1	$14	$19
Prior service cost from plan amendments	(1)	—	(30)	—	(31)	—
Amortization of prior service (cost) benefit	—	—	3	—	3	—
Amortization of net losses	(15)	(18)	1	(1)	(14)	(19)

Gain recognized in other comprehensive loss	(1)	—	(27)	—	(28)	—
Deferred income taxes	—	—	11	—	11	—

Gain recognized in other comprehensive loss, net of tax	$(1)	$—	$(16)	$—	$(17)	$—

The amounts in “Accumulated other comprehensive income” at December 31, 2017 that are expected to be recognized as components of net periodic benefit cost during the next fiscal year is approximately $5.

Determination of Actuarial Assumptions

The Company’s actuarial assumptions are determined based on the demographics of the population, target asset allocations for funded plans, regional economic trends, statutory requirements and other factors that could impact the benefit obligation and plan assets. For our European plans, these assumptions are set by country, as the plans within these countries have similar demographics, and are impacted by the same regional economic trends and statutory requirements.

The discount rates selected reflect the rate at which pension obligations could be effectively settled. The Company selects the discount rates based on cash flow models using the yields of high-grade corporate bonds or the local equivalent with maturities consistent with the Company’s anticipated cash flow projections.

The expected rates of future compensation level increases are based on salary and wage trends in the chemical and other similar industries, as well as the Company’s specific long-term compensation targets by country. Input is obtained from the Company’s internal Human Resources group and from outside actuaries. These rates include components for wage rate inflation and merit increases.

The expected long-term rates of return on plan assets are determined based on the plans’ current and projected asset mix. To determine the expected overall long-term rate of return on assets, the Company takes into account the rates on long-term debt investments held within the portfolio, as well as expected trends in the equity markets, for plans including equity securities. Peer data and historical returns are reviewed and the Company consults with its actuaries, as well as the Plan of Reorganization’s investment advisors, to confirm that the Company’s assumptions are reasonable.

The weighted average rates used to determine the benefit obligations were as follows at December 31:

	Pension Benefits				Non-Pension Postretirement Benefits
	2017		2016		2017		2016
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Discount rate	3.7%	1.6%	4.2%	1.5%	3.6%	9.9%	4.1%	11.2%
Rate of increase in future compensation levels	2.8%	2.8%	3.0%	2.9%	—	—	—	—
The weighted average assumed health care cost trend rates are as follows at December 31:
Health care cost trend rate assumed for next year	—	—	—	—	6.3%	10%	6.8%	11.1%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	—	—	—	—	4.5%	6.3%	4.5%	7.0%
Year that the rate reaches the ultimate trend rate	—	—	—	—	2023	2026	2023	2024

The weighted average rates used to determine net periodic pension expense (benefit) were as follows for the years ended December 31, 2017, 2016, and 2015, respectively:

	Pension Benefits
	U.S. Plans			Non-U.S. Plans
	Year Ended December 31,			Year Ended December 31,
	2017	2016	2015	2017	2016	2015
Discount rate	4.2%	4.5%	4.2%	1.8%	2.2%	1.9%
Rate of increase in future compensation levels	3.0%	3.3%	3.3%	3.1%	3.1%	2.9%
Expected long-term rate of return on plan assets	7.5%	7.5%	7.5%	2.1%	2.4%	1.9%

	Non-Pension Postretirement Benefits
	U.S. Plans			Non-U.S. Plans
	Year Ended December 31,			Year Ended December 31,
	2017	2016	2015	2017	2016	2015
Discount rate	3.9%	4.4%	4.1%	11.2%	12.6%	11.3%

A one-percentage-point change in the assumed health care cost trend rates would change the projected benefit obligation for U.S. non-pension postretirement benefits by $1 and service cost and interest cost by a negligible amount. The impact on non-U.S. plans is negligible.

Pension Investment Policies and Strategies

The Company’s investment strategy for the assets of its North American defined benefit pension plans is to maximize the long-term return on plan assets using a mix of equities and fixed income investments with a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and expected timing of future cash flow requirements. The investment portfolio contains a diversified blend of equity and fixed-income investments. For U.S. plans, equity investments are also diversified across U.S. and international stocks, as well as growth, value and small and large capitalization investments. Investment risk and performance is measured and monitored on an ongoing basis through periodic investment portfolio reviews, annual liability measurements and periodic asset and liability studies.

The Company periodically reviews its target allocation of North American plan assets among the various asset classes. The targeted allocations are based on anticipated asset performance, discussions with investment professionals and on the projected timing of future benefit payments.

The Company observes local regulations and customs governing its European pension plans in determining asset allocations, which generally require a blended weight leaning toward more fixed income securities, including government bonds.

	Actual		Target
	2017	2016
Weighted average allocations of U.S. pension plan assets at December 31:
Equity securities	53%	53%	52%
Debt securities	34%	47%	33%
Alternative investments	13%	—%	15%

Total	100%	100%	100%

Weighted average allocations of non-U.S. pension plan assets at December 31:
Equity securities	26%	25%	21%
Debt securities	17%	20%	16%
Cash, short-term investments and other	57%	55%	63%

Total	100%	100%	100%

Fair Value of Plan Assets

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value measurement provisions establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. This guidance describes three levels of inputs that may be used to measure fair value:

•	Level 1: Inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2: Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date. Level 2 equity securities are primarily in pooled asset and mutual funds and are valued based on underlying net asset value multiplied by the number of shares held.

•	Level 3: Unobservable inputs that are supported by little or no market activity and are developed based on the best information available in the circumstances. For example, inputs derived through extrapolation or interpolation that cannot be corroborated by observable market data.

The following table presents U.S. pension plan investments measured at fair value on a recurring basis as of December 31, 2017 and 2016:

	Fair Value Measurements Using
	2017				2016
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobserv- able Inputs (Level 3)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
Large cap equity funds(a)	$—	$38	$—	$38	$—	$30	$—	$30
Small/mid cap equity funds(a)	—	12	—	12	—	10	—	10
Other international equity(a)	—	32	—	32	—	24	—	24
Debt securities/fixed income(b)	—	52	—	52	—	58	—	58
Alternative investments(c)	—	—	20	20	—	—	—	—

Total	$—	$134	$20	$154	$—	$122	$—	$122

The following table presents non-U.S. pension plan investments measured at fair value on a recurring basis as of December 31, 2017 and 2016:

	Fair Value Measurements Using
	2017				2016
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobserv- able Inputs (Level 3)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobserv- able Inputs (Level 3)	Total
Other international equity(a)	$—	$11	$—	$11	$—	$9	$—	$9
Debt securities/fixed income(b)	—	7	—	7	—	7	—	7
Pooled insurance products with fixed income guarantee(a)	—	23	—	23	—	18	—	18
Cash, money market and other(d)	—	1	—	1	—	1	—	1

Total	$—	$42	$—	$42	$—	$35	$—	$35

(a)	Level 2 equity securities are primarily in pooled asset and mutual funds and are valued based on underlying net asset value multiplied by the number of shares held.
(b)	Level 2 fixed income securities are valued using a market approach that includes various valuation techniques and sources, primarily using matrix/market corroborated pricing based on observable inputs including yield curves and indices.
(c)	Level 3 alternative investments comprising of structured credit investments and fund of funds that are valued at the net asset value (“NAV”) practical expedient to estimate fair value. The NAV is provided by the fund administrator or the investment manager and is based on the value of the underlying assets owned by the fund minus its liabilities.
(d)	Cash, money market and other securities include mutual funds, certificates of deposit and other short-term cash investments for which the share price is $1 or book value is assumed to equal fair value due to the short duration of the investment term.

Projections of Plan Contributions and Benefit Payments

The Company expects to make contributions totaling $15 to its defined benefit pension plans in 2018.

Estimated future plan benefit payments as of December 31, 2017 are as follows:

	Pension Benefits		Non-Pension Postretirement Benefits
Year	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
2018	$7	$5	$3	$—
2019	7	6	3	—
2020	8	7	2	—
2021	9	7	2	—
2022	11	7	2	—
2023-2027	67	38	9	—

13. Segment and Geographic Information

In the third quarter of 2017, the Company reorganized its segment structure and bifurcated its Silicones segment into Performance Additives and Formulated and Basic Silicones to better reflect the Company’s specialty chemical portfolio and related performance. This reorganization included a change in the Company’s operating segments from two to four segments. The Company reorganized to the new four segment model, by implementing the following:

•	preparing financial information separately and regularly for each of the four segments; and

•	having the CEO regularly review the results of operations and assess the performance of each of these segments.

•	The four segment model is composed of the following:

•	a new Performance Additives segment realigned from the former Silicones segment;

•	a new Formulated and Basic Silicones segment realigned from the former Silicones segment;

•	a Quartz Technologies segment, which has been renamed from the existing Quartz segment; and

•	a Corporate segment.

The Company’s segments are based on the products that the Company offers and the markets that it serves. The Performance Additives business is engaged in the manufacture, sale and distribution of specialty silanes, silicone fluids and urethane additives. The Formulated and Basic Silicones business is engaged in the manufacture, sale and distribution of sealants, electronics materials, coatings, elastomers and basic silicone fluids. The Quartz Technologies business is engaged in the manufacture, sale and distribution of high-purity fused quartz and ceramic materials. In addition, Corporate consists of corporate, general and administrative expenses that are not allocated to the other segments, such as certain shared service and other administrative functions.

Following are net sales and Segment EBITDA (earnings before interest, income taxes, depreciation and amortization) by segment. Segment EBITDA is defined as EBITDA adjusted for certain non-cash items and certain other income and expenses. Segment EBITDA is the primary performance measure used by the Company’s senior management, the chief operating decision-maker and the board of directors to evaluate operating results and allocate capital resources among segments. Segment EBITDA is also the profitability measure used to set management and executive incentive compensation goals.

Net Sales(1):

	Year Ended December 31,
	2017	2016	2015
Performance Additives	$900	$849	$835
Formulated and Basic Silicones	1,229	1,212	1,277
Quartz Technologies	202	172	177

Total	$2,331	$2,233	$2,289

Segment EBITDA:

	Year Ended December 31,
	2017	2016	2015
Performance Additives(2)	$188	$187	$176
Formulated and Basic Silicones	105	70	25
Quartz Technologies	40	20	27
Corporate	(40)	(39)	(34)

Total	$293	$238	$194

Depreciation and Amortization:

	Year Ended December 31,
	2017	2016	2015
Performance Additives	$61	$62	$54
Formulated and Basic Silicones	69	94	73
Quartz Technologies	24	29	26

Total	$154	$185	$153

Capital Expenditures(3):

	Year Ended December 31,
	2017	2016	2015
Performance Additives	$97	$57	$35
Formulated and Basic Silicones	55	52	61
Quartz Technologies	16	14	15

Total	$168	$123	$111

Total Assets as of December 31(4):

	2017	2016
Performance Additives	$1,214	$1,150
Formulated and Basic Silicones	1,225	1,174
Quartz Technologies	267	273
Corporate	11	9

Total	$2,717	$2,606

(1)	Inter-segment sales are not significant and, as such, are eliminated within the selling segment.
(2)	Included in the Formulated and Basic Silicones segment’s Segment EBITDA are “Earnings from unconsolidated entities, net of taxes” of $0, $1, and $2 for the years ended December 31, 2017, 2016, and 2015, respectively.

(3)	Capital Expenditures are shown on the accrual basis
(4)	Cash and cash equivalents that were originated by the Performance Additives, Formulated and Basic Silicones, and Quartz Technologies operating segments are included within the total assets of Performance Additives, Formulated and Basic Silicones, and Quartz Technologies, respectively. Deferred income tax assets are included within Corporate as reconciling amounts to the Company’s total assets as presented on the Consolidated Balance Sheets.

Reconciliation of Net Income (Loss) to Segment EBITDA:

	Year Ended December 31,
	2017	2016	2015
Net income (loss)	$—	$(163)	$(83)
Interest expense, net	80	76	79
Income tax expense	15	18	13
Depreciation and amortization	154	185	153
Gain on extinguishment and exchange of debt	—	(9)	(7)
Items not included in Segment EBITDA:
Non-cash charges and other income and expense	$12	$26	$15
Unrealized (gains) losses on pension and postretirement benefits	(5)	33	(16)
Restructuring and discrete costs	36	70	32
Reorganization items, net	1	2	8

Segment EBITDA	$293	$238	$194

Items Not Included in Segment EBITDA

Not included in Segment EBITDA are certain non-cash and other income and expenses.

For the years ended December 31, 2017, 2016 and 2015, non-cash charges primarily included asset impairment charges, loss due to scrapping of certain assets, stock based compensation expense, and net foreign exchange transaction gains and losses related to certain intercompany arrangements.

For the years ended December 31, 2017, 2016 and 2015, unrealized gains (losses) on pension and postretirement benefits represented non-cash actuarial losses recognized upon the re-measurement of our pension and postretirement benefit obligations.

Restructuring and discrete costs for all periods primarily included expenses from restructuring and integration. For the years ended December 31, 2017 and 2016, these amounts included costs arising from the work stoppage inclusive of unfavorable manufacturing variances at our Waterford, New York facility. For the year ended December 31, 2017, these costs also included a gain of $24 related to insurance reimbursement related to fire damage at our Leverkusen, Germany facility and $3 related to a postponed offering of our securities.For the year ended December 31, 2016, these costs also included exit costs due to siloxane capacity transformation programs at our Leverkusen, Germany facility, loss of $10 due to a fire at our Leverkusen, Germany facility, and recovery of Italian tax claims from GE.

Reorganization items, net represent incremental costs incurred directly as a result of the Bankruptcy Filing. For the years ended December 31, 2017, 2016 and 2015 these amounts were primarily related to certain professional fees.

Geographic Information:

The following tables show data by geographic area. Net sales are based on the location of the operation recording the final sale to the customer. Total long-lived assets consist of property and equipment, net of accumulated depreciation, intangible assets, net of accumulated amortization and goodwill.

Net Sales(1):

	Year Ended December 31,
	2017	2016	2015
United States	$801	$741	$771
Germany	618	620	636
China	276	273	302
Japan	227	208	184
Other International	409	391	396

Total	$2,331	$2,233	$2,289

(1)	Sales are attributed to the country in which the individual business locations reside.

Long-Lived Assets as of December 31:

	2017	2016
United States	$772	$765
Germany	275	203
China	157	157
Japan	316	322
Other International	163	162

Total	$1,683	$1,609

14. Changes in Accumulated Other Comprehensive Income

Following is a summary of changes in “Accumulated other comprehensive income” for the years ended December 31, 2017 and 2016:

	Defined Benefit Pension and Postretirement Plans	Foreign Currency Translation Adjustments	Total
Balance at December 31, 2015	$—	$(92)	$(92)
Other comprehensive (loss) income before reclassifications, net of tax	20	(1)	19
Amounts reclassified from Accumulated other comprehensive income, net of tax(1)	(3)	—	(3)

Net other comprehensive loss	17	(1)	16

Balance at December 31, 2016	$17	$(93)	$(76)
Other comprehensive (income) loss before reclassifications, net of tax	18	45	63
Amounts reclassified from Accumulated other comprehensive income (loss), net of tax(1)	(5)	—	(5)

Net other comprehensive income (loss)	13	45	58

Balance at December 31, 2017	$30	$(48)	$(18)

(1)	Other comprehensive income related to defined benefit pension and postretirement plans for the fiscal year ended December 31, 2017 represents the recognition of net prior service benefit following certain plan provision changes, reduced by amortization of net prior service benefit during fiscal year ended December 31, 2017 (see Note 12).

	Amount Reclassified From Accumulated Other Comprehensive Income
	Year Ended December 31,
Amortization of defined benefit pension and other postretirement benefit items:	2017	2016	2015	Location of Reclassified Amount in Income
Prior service costs	$5	$4	$—	(1)
Total before income tax	5	4	—
Income tax benefit	—	(1)	—	Income tax expense
Total	$5	$3	$—

(1)	These accumulated other comprehensive income components are included in the computation of net pension and postretirement benefit expense (see Note 12).

15. Net Income (Loss) per Share

The following table presents the calculation of basic and diluted net income (loss) per share attributable to Momentive for the years ended December 31, 2017, 2016, and 2015:

	Year Ended December 31,
(in millions, except share data)	2017	2016	2015
Net income (loss)	$—	$(163)	$(83)

Weighted average common shares—basic	48,112,584	48,050,048	48,015,685
Effect of dilutive potential common shares	229,332	—	—

Weighted average shares outstanding—diluted	48,341,916	48,050,048	48,015,685

Net income (loss) per share—basic	$—	$(3.39)	$(1.73)

Net income (loss) per share—diluted	$—	$(3.39)	$(1.73)

Potentially dilutive employee share-based awards, excluded	—	—	181,869

Employee equity share options, unvested shares and similar equity instruments granted by the Company are treated as potential common shares outstanding in computing diluted earnings per share. Diluted shares outstanding include the dilutive effect of in-the-money options, unvested restricted stock, and restricted stock units. The dilutive effect of such equity awards is calculated based on the average share price for each fiscal period using the treasury stock method. Under the treasury stock method, the amount the employee must pay for exercising stock options, the amount of compensation cost for future service that the Company has not yet recognized, and the amount of tax benefits that would be recorded in additional paid-in capital when the award becomes deductible are collectively assumed to be used to repurchase shares.

Due to the net loss recognized for the fiscal year ended December 31, 2015, there is no effect for potentially dilutive 181,869 shares.

Schedule I—Condensed Parent Company Financial Statements

MPM HOLDINGS INC.

CONDENSED PARENT COMPANY BALANCE SHEETS

(In millions)	December 31, 2017	December 31, 2016
Assets
Investment in subsidiaries	545	484

Total assets	$545	$484

Liabilities and Equity
Current liabilities:
Other current liabilities	1	1

Total current liabilities	1	1

Long-term liabilities:
Other long-term liabilities	—	1

Total liabilities	1	2

Total equity	544	482

Total liabilities and equity	$545	$484

MPM HOLDINGS INC.

CONDENSED PARENT COMPANY STATEMENTS OF OPERATIONS

	Year Ended December 31,
(In millions)	2017	2016	2015
Net sales	$—	$—	$—
Cost of sales	—	—	—

Gross profit	—	—	—
Selling, general and administrative expense	1	2	1
Restructuring and discrete costs	—	—	—

Operating loss	(1)	(2)	(1)
Interest expense, net	—	—	—
Non-operating expense, net	—	—	—
Loss on extinguishment and exchange of debt	—	—	—
Reorganization items, net	—	—	—

Loss before income taxes and equity earnings (losses) from unconsolidated subsidiaries	(1)	(2)	(1)
Income tax expense	—	—	—

Loss before equity earnings (losses) of unconsolidated subsidiaries	(1)	(2)	(1)
Equity earnings (losses) of unconsolidated subsidiaries, net of tax	1	(161)	(82)

Net income (loss)	$—	$(163)	$(83)

Comprehensive income (loss)	$58	$(147)	$(147)

MPM HOLDINGS INC.

CONDENSED PARENT COMPANY STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2017	2016	2015
Cash flows used in operating activities	$(1)	$(1)	$(1)

Cash flows provided by investing activities:
Dividend from MPM	1	1	—

Cash flows provided by investing activities	1	1	—

Cash flows provided by financing activities:
Net short-term debt borrowings	—	—	—
Common stock issuance proceeds	—	—	1
DIP Facility financing fees	—	—	—
Net intercompany loan repayments	—	—	—

Cash flows provided by financing activities	—	—	1

Increase (decrease) in cash and cash equivalents	—	—	—
Cash and cash equivalents at beginning of period	—	—	—

Cash and cash equivalents at end of period	$—	$—	$—

1. Background and Basis of Presentation

MPM Holdings Inc. (“MPM Holdings”) was formed on October 24, 2014, and is a holding company that conducts substantially all of its business through its subsidiaries. MPM Holdings’ wholly owned subsidiary, MPM Intermediate Holdings Inc. (“Intermediate Holdings”), is a holding company for its wholly owned subsidiary, Momentive Performance Materials Inc. and its subsidiaries (“MPM”). MPM Holdings, Intermediate Holdings and MPM are collectively referred to herein as the “Company”.

MPM Holdings’ only asset is its investment in Intermediate Holdings, and Intermediate Holdings’ only asset is its investment in MPM. There are significant restrictions over MPM Holdings’ ability to obtain funds from its subsidiaries through dividends, loans or advances. Accordingly, these Condensed Financial Statements have been presented on a “parent-only” basis. Under a parent-only presentation, the Company’s investments in its consolidated subsidiaries are presented under the equity method of accounting. The accompanying condensed financial statements summarize the financial position of Momentive as of December 31, 2017 and December 31, 2016, and the results of operations and cash flows for the Company for the fiscal years ended December 31, 2017, December 31, 2016 and December 31, 2015. These condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.

As these Condensed Parent Company Financial Statements are prepared on the same basis as the Company’s Consolidated Financial Statements, except as discussed in these notes, as applicable, these Condensed Parent Company Financial Statements should be read in conjunction with MPM Holdings’ Consolidated Financial Statements included elsewhere herein.

2. Debt

As of December 31, 2017, MPM Holdings has no direct outstanding debt obligations. However, outstanding debt obligations do exist at the Company’s subsidiaries. Refer to Note 7 of the Company’s Consolidated Financial Statements included elsewhere herein for further discussion of the debt obligations of MPM Holdings’ subsidiaries.

3. Commitments and Contingencies

MPM Holdings has no direct commitments or contingencies; however, commitments and contingencies do exist at the Company’s subsidiaries. Refer to Note 11 of the Company’s Consolidated Financial Statements included elsewhere herein for further discussion of the commitments and contingencies of MPM Holdings’ subsidiaries.

Schedule II—Valuation and Qualifying Accounts

Column A	Column B	Column C	Column D	Column E
Description	Balance at Beginning of Period	Additions(1)	Deductions	Balance at End of Period
Deferred Tax Asset Valuation Allowance:
Year Ended December 31, 2017	$484	$12	$(125)	$371
Year Ended December 31, 2016	$419	$70	$(5)	$484
Year Ended December 31, 2015	$309	$125	$(15)	$419

(1)	Charged to cost and expenses. Includes the impact of foreign currency translation

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

MPM Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MPM Holdings Inc. and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of operations, of comprehensive income (loss) of equity and of cash flows for each of the three years in the period ended December 31, 2017, including the related notes and the financial statement schedules listed in the accompanying index (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Stamford, Connecticut

February 27, 2018

We have served as the Company’s or its predecessor’s auditor since 2010.

33,927,948 Shares

MPM Holdings Inc.

COMMON STOCK

PROSPECTUS

May 9, 2018